As filed with the Securities and Exchange Commission on August 7, 2003

Registration No. 333-86404

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 9

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Medco Health Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6411	22-3461740
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Parsons Pond Drive

Franklin Lakes, New Jersey 07417

(201) 269-3400

(Address, including Zip Code, and telephone number,  including Area Code, of registrant’s principal executive offices)

David S. Machlowitz, Esq.

Senior Vice President, General Counsel and Secretary

Medco Health Solutions, Inc.

100 Parsons Pond Drive

Franklin Lakes, New Jersey 07417

(201) 269-3400

(Name, address, including Zip Code, and telephone number, including Area Code, of agent for service)

Copies to:

Valerie Ford Jacob, Esq. Steven G. Scheinfeld, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Ann Bailen Fisher, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee(3)

Notes	$500,000,000	100%	$500,000,000	$92,000

(1)	A portion of the proposed maximum aggregate offering price represents notes that are to be offered outside the United States but that may be resold from time to time in the United States. Such notes are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Previously paid, based on a prior proposed maximum aggregate offering price of $1,000,000,000.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 6, 2003.

$500,000,000

Medco Health Solutions, Inc.

    % Senior Notes due 2013

Medco Health Solutions, Inc. is offering $500,000,000 aggregate principal amount of its     % senior notes due 2013. Medco Health will pay interest on the notes on              and              of each year. The first such payment will be on             , 2004. The notes will mature on         , 2013. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Medco Health may redeem the notes in whole or in part at any time prior to         , 2013 at the redemption prices described in this prospectus. See “Description of Notes—Optional Redemption”. The notes are unsecured and unsubordinated debt securities. The notes have been authorized to be listed on the New York Stock Exchange under the symbol “MHS 13”.

Concurrently with or following the completion of this offering, Merck & Co., Inc., Medco Health’s parent company, will distribute 100% of the outstanding shares of Medco Health’s common stock to Merck stockholders. Completion of this offering is not contingent on the completion of the distribution.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Medco Health	%	$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from                 , 2003 and must be paid by the purchaser if the notes are delivered after         , 2003.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on                     , 2003.

Goldman, Sachs & Co.	JPMorgan	Citigroup

Banc One Capital Markets, Inc.

Wachovia Securities

Fleet Securities, Inc.

Scotia Capital

McDonald Investments Inc.

PNC Capital Markets, Inc.

Prospectus dated                         , 2003.

PROSPECTUS SUMMARY

The following is a summary of what we believe is the most important information contained in this prospectus regarding our business and the offering. For a complete understanding of our business and the offering, we urge you to read this entire document carefully, including the risk factors, our historical and pro forma consolidated financial statements and the notes to those financial statements.

Unless otherwise indicated, all references in this prospectus:

•	to Medco Health, us or we include Medco Health Solutions, Inc., its subsidiaries and its predecessors, including Merck-Medco Managed Care, L.L.C., the company that historically operated our business and that converted to a corporation on May 21, 2002;

•	to Merck & Co., Inc. or Merck include Merck & Co., Inc. and its subsidiaries;

•	to years are to our fiscal years ended on the last Saturday in December of the year indicated; and

•	to quarters are to our fiscal quarters ended on the last Saturday in March, June, September or December of the quarter indicated.

The transaction in which Medco Health will be separated from Merck and become a separately-traded public company is referred to in this prospectus alternatively as the “distribution” or the “spin-off”.

Medco Health Solutions, Inc.

We are the nation’s largest pharmacy benefit manager, or PBM, based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. We believe that our ability to consistently deliver programs and services that help our clients provide a high-quality, cost-effective prescription drug program to their members has made us a market leader.

We actively pursue initiatives to reduce the rate of increase in our clients’ drug expenditures, referred to in our industry as “drug trend”, to save members money and to improve the services we provide both our clients and their members. We continue to expand our pre-eminent home delivery business, which reduces drug costs for our clients and provides enhanced reliability and service to their members. In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions, representing about 30% more than the number of prescriptions filled by the mail service operations of our three largest competitors combined. We seek to contain costs for our clients and their members by encouraging the prescribing of drugs on a plan’s approved list of drugs, or “formulary”, and the use of medically appropriate generic drugs through our generic education and substitution programs. Our high-quality service, advanced technology and cost containment initiatives enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.3% in 2000, 15.7% in 2001 and an estimated 14.3% in 2002 as reported by the Centers for Medicare & Medicaid Services, or CMS.

We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of June 2003, the plans we administered for our clients covered 190 of the Fortune 500, including 52 of the Fortune 100, 12 of the country’s 42 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed, L.L.C. subsidiary capitalizes on our extensive

PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, our aggregate revenue from small to mid-size clients increased an average of approximately 39% per year, excluding the impact of acquisitions, to approximately $1.6 billion in 2002.

From 1998 to 2002, our net revenues increased on average approximately 26.4% per year. In 2002, we filled or processed approximately 548 million prescriptions, had net revenues of approximately $33 billion and net income of more than $360 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $886 million. See Note 4 under “Summary Historical and Pro Forma Financial Information” for a further description of EBITDA and a table that reconciles net income to EBITDA on page 16 of this prospectus. Our net income is driven by our ability to earn rebates and negotiate favorable discounts on prescription drugs from pharmaceutical manufacturers, obtain competitive discounts from retail pharmacies, negotiate competitive client pricing, including rebate sharing terms, shift dispensing volumes from retail to home delivery and provide services in a cost-efficient manner.

Our business is subject to significant risks. We summarize what we believe are the most important risks under “Some Important Risks Facing Our Company” later in this section. These and other risks facing our company are described in greater detail under “Risk Factors”.

Industry Overview

Prescription drugs are the fastest growing component of health care costs in the United States. According to CMS, drug expenditures in the United States totaled over $160 billion during 2002 and the cost of prescription drugs is expected to rise on average approximately 11% per year over the next nine years.

PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans, according to the U.S. General Accounting Office. These services include:

•	design and implementation of formularies, which are lists of preferred drugs from which a PBM’s client’s members and their physicians can choose;

•	large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

•	negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

•	increasingly, home delivery pharmacies; and

•	programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control chronic health conditions.

Areas of potential growth for the PBM industry include increased use of available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets.

Business Strategy

Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the business strategies outlined below. The following discussion of our business strategy summarizes the more detailed information under “Business—Business Strategy”:

Deliver high-quality client and member service.    We provide our clients with individualized prescription drug benefit plan solutions. We deliver customized plan design, clinical services, ongoing interactive monitoring and reporting, access to call center pharmacies and other services.

Take advantage of our significant technology investments to drive growth, improve service and reduce costs.    Our technology platform offers the opportunity to enhance productivity and reduce costs for us and our clients, provides more convenience for clients and their members and, we believe, improves overall patient care. The core elements of our technology platform include our automated home delivery pharmacies, specialized call center pharmacies and user-friendly Internet applications.

Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies.    We believe our high-quality service model and drug trend management track record are attractive to potential clients. We have a significant opportunity to promote additional cost management programs and services to many of our existing clients and to increase our home delivery service volume substantially.

Selectively form strategic alliances and expand into complementary, adjacent markets.     We intend to continue to expand into new markets and may selectively form alliances and make targeted acquisitions to complement our internal growth.

Competitive Advantages

We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients. The following discussion of our competitive advantages summarizes the more detailed information under “Business—Competitive Advantages”:

We have a highly automated home delivery pharmacy service.    Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions. These prescriptions represented only approximately 15% of the prescriptions we filled or processed, and we believe there is a substantial opportunity to increase the use of our home delivery service. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies. The accuracy of prescriptions dispensed from these facilities, which use our patented technology, exceeds Six Sigma levels, the highest industry quality standard, which requires at least a 99.99966% accuracy rate. During the first half of 2003, these two automated pharmacies collectively dispensed approximately 1.4 million prescriptions per week.

Our investments in technology are reducing costs and providing enhanced client and member service.    We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. Our technology includes:

•	Specialized call center pharmacies. Our specialized call center pharmacies provide faster service and enhance the access our service representatives have to member information.

•	Integrated voice-response phone system. Our integrated voice-response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate an in-network retail pharmacy in their area.

•	Online point-of-care technologies. We encourage physicians to use online point-of-care technologies that reduce costs for clients by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as encouraging the prescribing of drugs on a plan’s formulary and generic substitution.

•	Client web-based applications. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide.

•	Member website. Our comprehensive, user-friendly member website was ranked fourth by comScore-Media Metrix among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

We offer extensive value-added programs and services to our clients and their members.    Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

•	Providing customized plan designs. We customize plan designs to meet the specific objectives of clients.

•	Enhancing formulary compliance. We encourage formulary compliance, which is the prescribing of drugs on a plan’s formulary, through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians, the use of multi-tiered co-payment and other cost-sharing payment structures and our home delivery pharmacy service.

•	Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs, rules governing which drugs are covered and our internally developed, clinically based programs.

•	Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and Internet capabilities to access a member’s prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

•	Providing enhanced personalized service to members. Our Specialty Pharmacy Center of Excellence, opened during the first quarter of 2003 within our Columbus, Ohio home delivery pharmacy, provides an enhanced level of personalized service to members requiring specialty medicines. The Specialty Pharmacy provides more than 100 medications for 20 disease states, including hemophilia, rheumatoid arthritis, cancer, multiple sclerosis and Hepatitis C.

Our comprehensive generic substitution programs save our clients money.    The substitution of medically appropriate and less expensive generic drugs for brand name drugs, or generic substitution, helps contain client and member prescription drug costs. We alert physicians to the availability of a medically appropriate generic substitute and offer them the opportunity to obtain free generic samples and information on the use of generic drugs. We encourage the substitution of generic drugs as soon as legally permissible. For example, within two weeks of a generic equivalent becoming available for Glucophage, we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $32.6 billion in 2002.

We have a deep and experienced management team.    Our management team has extensive experience in the PBM and health care industries and has established long-standing relationships with key constituents. David B. Snow, Jr., who has over 25 years of health care industry experience, was recently appointed as our new Chairman, President and Chief Executive Officer.

Some Important Risks Facing Our Company

Our business is subject to significant risks. The following risks, as well as other risks facing our company, are more fully described under “Risk Factors”, and all of these risks should be considered carefully together with all of the other information in this prospectus.

Following this offering, we will have substantial debt obligations that could restrict our operations.    Historically, we have not had any indebtedness for borrowed money. Giving effect to this offering and the borrowings or advances we plan to make under our senior secured credit facility and our accounts receivable financing facility prior to or concurrently with the completion of the distribution, our total indebtedness for borrowed money will be approximately $1,500 million. We will dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other purposes. Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our debt. The notes will not be secured by any of our assets and any secured creditors, including lenders under our senior secured credit facility, would have a prior claim on any assets securing our obligations to them. In addition, the operating and financial restrictions imposed by our debt agreements could restrict our ability to finance operations and capital needs or to engage in other business activities. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Pending and threatened legal proceedings and investigations challenge some of our important business practices.    We are involved in various claims, legal proceedings and investigations, a number of which could require us to pay damages that may be material or could materially limit our business practices. In particular, we are a party to a number of lawsuits in which the plaintiffs have alleged among other things that we have breached fiduciary obligations under the Employee Retirement Income Security Act of 1974, or ERISA. In addition, on June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints, filed in February 2000, pursuant to the federal False Claims Act and similar state laws. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. The government’s notice of intervention is limited to claims relating to the False Claims Act and states that the government will file its own complaint by September 30, 2003. The government’s complaint may assert additional allegations or claims under other statutes or common law. The outcome of each of these proceedings is uncertain, and an adverse determination in any one of them could result in our having to pay significant damages or otherwise materially limit our business practices.

Our profitability is dependent upon our ability to continue to earn and retain rebates from manufacturers.    We typically receive formulary access and other rebates and discounts from pharmaceutical manufacturers and generally pass formulary access rebates on to clients. Without rebates earned from pharmaceutical manufacturers based on performance, we would not have been profitable in each of 2000, 2001 and 2002.

Failure to retain key clients could result in significantly decreased revenues.    In each year from 1998 through 2002, we retained clients accounting for at least 94% of our net revenues. We expect our client retention rate to decline to 93% in 2003 as a result of some larger clients not renewing contracts with us. The estimated number of people who are eligible to receive prescription drug benefits, or covered lives, under our clients’ plans decreased from approximately 65 million as of December 29, 2001 to approximately 64 million as of December 28, 2002 and to approximately 62 million as of March 29, 2003. Competition in the PBM business is intense. If several of our large clients terminate, cancel or do not renew their agreements with us or stop contracting with us for some of the services we provide, and we are not successful in generating sales with comparable operating margins to replace the lost business, our revenues and profitability could suffer materially.

The industry in which we operate is heavily regulated and subject to a high level of scrutiny.    We are subject to numerous federal and state regulations. If we fail to comply with all applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our home delivery pharmacies and our ability to participate in federal and state health care programs. In addition, government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

Relationship with Merck & Co., Inc.

Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

Concurrently with or following the completion of this offering, Merck will distribute 100% of the outstanding shares of our common stock to Merck stockholders. In connection with the distribution, we and Merck will be parties to a number of agreements that will govern our spin-off from Merck and our future relationship. Under our managed care agreement with Merck, Merck provides us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. Under other agreements, we will provide Merck with various services and information. These agreements have been and will be entered into with Merck in the context of our relationship to Merck as a wholly owned subsidiary. Accordingly, some of the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s length negotiations with unaffiliated third parties. Under our managed care agreement, we may have to pay substantial liquidated damages if we fail to achieve specified market share levels. Additionally, compliance with our obligations under the agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others.

In anticipation of the spin-off, we have developed and implemented systems and infrastructure to support our operation as a separately traded public company. However, these newly developed systems and infrastructure may be inadequate and we may be required to develop or otherwise acquire other systems and infrastructure. In the past, Merck has generally provided capital for our general corporate purposes and has at times guaranteed some of our contractual obligations under contracts with some clients. We have also periodically used cash from Merck to fund our operations. After the distribution, Merck will not provide funds to finance our operations or guarantee our contractual obligations.

The completion of this offering is not contingent on the completion of the distribution. If Merck does not complete the distribution, we will remain a wholly owned subsidiary of Merck and we will be in default under our senior secured credit facility and will be unable to borrow additional amounts under this facility. As long as the notes remain outstanding, any transactions between Merck and us will be subject to the restrictions described under “Description of Notes—Certain Covenants—Transactions with Affiliates”. Any subsequent sale or other disposition of Medco Health could be subject to the provisions described under “Description of Notes—Repurchase at the Option of Holders—Change of Control Event” or “Description of Notes—Certain Covenants—Merger, Consolidation or Sale of Assets”.

For a further discussion of the spin-off and our relationship with Merck, and the related risks, see “Relationships Between Our Company and Merck & Co., Inc.” and “Risk Factors—Risks Relating to Our Relationship with and Spin-Off from Merck”.

The Offering

The following summary of terms of the notes is not complete. For a more detailed description of the notes, see “Description of Notes”. We define capitalized terms used in this summary in the “Description of Notes—Certain Definitions” section of this prospectus.

Issuer	Medco Health Solutions, Inc.

Notes Offered

$500 million principal amount of     % Senior Notes due 2013. We may issue additional notes from time to time after this offering so long as we are in compliance with the limitation on our ability to borrow money referred to below.

Maturity Date	The notes mature on , 2013.

Interest Payment Dates	and , beginning , 2004.

Ranking	The notes will rank:

•	equally with our existing and future unsecured senior indebtedness;

•	senior to any of our indebtedness that is expressly subordinated in right of payment to the notes;

•	junior to our secured indebtedness, up to the value of the collateral securing that indebtedness; and

•	except to the extent that we elect to have any of our subsidiaries guarantee the notes, effectively junior to all existing and future indebtedness of each of our subsidiaries, including any guarantee by a subsidiary of any of our other indebtedness.

As of March 29, 2003, after giving effect to:

•	the term loans we will receive under our secured credit facility;

•	an advance of approximately $100 million under our accounts receivable financing facility;

•	this offering;

•	the settlement of our intercompany receivable from Merck; and

•	our use of the net proceeds of the term loans, the advance and this offering and the intercompany receivable from Merck to pay an aggregate of $2 billion in cash dividends to Merck on or prior to the distribution date, we would have had outstanding:

•	$1 billion of secured indebtedness;

•	$500 million of unsecured senior indebtedness; and

•	no subordinated indebtedness.

We expect that all of the $250 million revolving credit facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes. In the case of the accounts receivable financing facility, we expect to have between $250 million and $400 million available for working capital and general corporate purposes at the completion of the distribution, depending upon the amount of eligible receivables. However, on or prior to the distribution date, we may draw advances under our revolving credit facility or a larger advance under our accounts receivable financing facility to pay a portion of the cash dividends aggregating $2 billion to Merck. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources”.

The term loans and any borrowings we make under our revolving credit facility will be secured by a pledge of the capital stock of our subsidiaries, other than our receivables subsidiary and our subsidiaries that are engaged in insurance-related activities. In addition, the accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable that will be sold to our receivables subsidiary.

Optional Redemption

At any time before             , 2013, we may redeem the notes, in whole or in part, at a price equal to 100% of their principal amount plus the make-whole premium described under “Description of Notes—Optional Redemption”.

Offer to Repurchase	If we sell assets under some circumstances or experience a change of control resulting in a decline by at least one notch in or withdrawal of the rating of the notes by Standard & Poor’s

Ratings Service, a division of The McGraw-Hill Companies, Inc. or Moody’s Investors Service, Inc., we must offer to repurchase all of the notes at a price equal to 100% or 101%, respectively, of the principal amount plus accrued and unpaid interest to the repurchase date.

Basic Covenants

Unless and until the notes receive an investment grade rating from both Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and Moody’s Investors Service, Inc., which we refer to as a “fall away event”, the indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	borrow money and issue preferred stock;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

After a fall away event, the above limitations will no longer apply, but covenants contained in the indenture will, among other things, limit:

•	the ability of our restricted subsidiaries to borrow money and issue preferred stock; and

•	our ability and the ability of our restricted subsidiaries to:

-	create liens;

-	enter into sale and leaseback transactions; and

-	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions. For more detail, see “Description of Notes—Certain Covenants”.

Use of Proceeds

We will use the net proceeds from this offering, together with the net proceeds of our term loans, advances under our accounts receivable financing facility and the settlement of the intercompany receivable from Merck, to pay an aggregate of $2 billion in cash dividends to Merck on or prior to completion of the distribution. For more detail, see “Use of Proceeds”.

Listing	The notes have been authorized to be listed on the New York Stock Exchange under the symbol “MHS 13”.

Concurrent Transactions

Concurrently with or following the completion of this offering, Merck will distribute 100% of the outstanding shares of our common stock to Merck stockholders. Additionally, prior to or concurrently with the completion of the distribution, we will enter into a $1,150 million senior secured credit facility consisting of:

•	a $400 million five-year term loan;

•	a $500 million seven-year term loan; and

•	a $250 million five-year revolving credit facility.

The senior secured credit facility will be secured by a pledge of the capital stock of our subsidiaries, other than our receivables subsidiary and our subsidiaries that are engaged in insurance-related activities.

In addition, we have established a wholly owned subsidiary that will purchase our pharmaceutical manufacturer accounts receivable on a daily basis. This receivables subsidiary will in turn enter into a $500 million 364-day renewable accounts receivable financing facility prior to or concurrently with the completion of the distribution. The accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable, which will be sold to our receivables subsidiary. The amount of borrowings available under the accounts receivable financing facility will be based upon the amount of eligible accounts receivable, our senior unsecured debt credit rating and other terms and conditions.

The agreements governing the senior secured credit facility and the accounts receivable financing facility are subject to ongoing negotiation. We cannot be certain the terms described herein will not change or be supplemented. See “Description of Other Indebtedness”. This offering is not contingent on the completion of the distribution or the closing of the senior secured credit facility or the accounts receivable financing facility.

We intend to use the net proceeds from this offering, together with the net proceeds of our term loans, the planned $100 million advance under our accounts receivable financing facility and the settlement of the intercompany receivable from Merck, to pay cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution. We expect that all of the revolving credit facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes. In the case of the accounts receivable financing facility, we expect to have between $250 million and $400 million available for working capital and general corporate purposes at the completion of the distribution, depending upon the amount of eligible receivables. However, on or prior to the distribution date, we may draw advances under our revolving credit facility or a larger advance under our accounts receivable financing facility to pay a portion of the cash dividends aggregating $2 billion to Merck. At Merck’s request, we are paying the dividends to Merck, our sole stockholder prior to completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. For a further discussion of the dividends to Merck and our indebtedness, see “Unaudited Pro Forma Condensed Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Notes” and “Description of Other Indebtedness”.

Recent Developments

We had net revenues of $8.4 billion in the second quarter of 2003, which was substantially the same as our net revenues in the second quarter of 2002. Our net income during the second quarter of 2003 increased 1%, compared to the second quarter of 2002, to $105.2 million. Net income was higher in the second quarter of 2003 compared to the second quarter of 2002 due primarily to increased generic drug utilization, despite a decline in prescription volume. Generic drug usage increased to 43% of total prescriptions dispensed in the second quarter of 2003 from 39% of total prescriptions dispensed in the second quarter of 2002. For the first six months of 2003, our net revenues increased 2% compared to the first six months of 2002, to $16.7 billion, and our net income increased 26% compared to the first six months of 2002, to $207.2 million.

Our predecessor company, Merck-Medco Managed Care, L.L.C., was organized as a Delaware limited liability company in 1997 and converted to a corporation on May 21, 2002. Our principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Our telephone number at that location is (201) 269-3400. Our website address is www.medcohealth.com. Information on this website does not constitute part of this prospectus.

MEDCO HEALTH SOLUTIONS, INC.™, our logo, SYSTEMED, L.L.C.™ and GENERICS FIRST® are trademarks and service marks that belong to us. PARTNERS FOR HEALTHY AGING®, POSITIVE APPROACHES®, RATIONALMED® and PROVANTAGE® are registered trademarks and service marks that belong to us.

This prospectus includes trademarks owned by third parties, including but not limited to: RXHUB™, which is a trademark of RxHub LLC; MERCK®, PRINIVIL®, VASOTEC® and ZOCOR®, which are registered trademarks of Merck & Co., Inc.; GLUCOPHAGE®, which is a registered trademark of LIPHA S.A.; ZESTRIL®, which is a registered trademark of AstraZeneca UK Limited; and CLARITIN®, which is a registered trademark of Schering Corporation.

Summary Historical and Pro Forma Financial Information

The table beginning on the following page presents our summary historical consolidated financial information and has been derived from our audited consolidated financial statements for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, and our unaudited consolidated interim financial statements for the quarters ended March 30, 2002 and March 29, 2003, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial information, which has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus and has been prepared to reflect adjustments to our historical financial information to give effect to this offering, the term loans, the advance under the accounts receivable financing facility, settlement of the intercompany receivable from Merck and dividend payments to Merck described above under “—Concurrent Transactions”, as if those transactions had been completed at earlier dates.

The unaudited pro forma condensed consolidated statement of income assumes that these transactions occurred as of December 30, 2001 and the unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of March 29, 2003. In addition, a pro forma presentation of income before provision for income taxes and net income has been included as if Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) had been in effect for all periods.

You should read the summary and unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data”, “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The summary and unaudited pro forma consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 30, 2001 or March 29, 2003, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect the complete impact of one-time and ongoing incremental costs required to operate as a separate company. Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.

	Years Ended				Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	Pro Forma December 28, 2002	March 30, 2002	March 29, 2003	Pro Forma March 29, 2003
	(in millions, except per share data)
Consolidated Statement of Income Data:
Product net revenues	$21,979.2	$28,709.3	$32,573.0	$32,573.0	$7,929.0	$8,237.9	$8,237.9
Service revenues	287.1	361.3	385.5	385.5	87.1	96.2	96.2

Total net revenues	22,266.3	29,070.6	32,958.5	32,958.5	8,016.1	8,334.1	8,334.1

Cost of operations:
Cost of product net revenues	21,010.8	27,601.1	31,483.9	31,483.9	7,713.8	7,939.5	7,939.5
Cost of service revenues	143.4	185.6	173.8	173.8	44.0	45.1	45.1

Total cost of revenues	21,154.2	27,786.7	31,657.7	31,657.7	7,757.8	7,984.6	7,984.6
Selling, general and administrative expenses	483.1	578.4	587.7	587.7	135.2	163.0	163.0
Amortization of goodwill	103.3	106.9	—	—	—	—	—
Amortization of intangibles	84.0	84.9	84.9	84.9	21.2	23.6	23.6
Other (income) expense, net	(5.8)	(4.6)	7.9	82.0	(0.8)	(11.7)	6.4

Total cost of operations	21,818.8	28,552.3	32,338.2	32,412.3	7,913.4	8,159.5	8,177.6

Income before provision for income taxes	447.5	518.3	620.3	546.2	102.7	174.6	156.5
Provision for income taxes	230.7	261.7	258.7	227.8	43.1	72.6	65.1

Net income	$216.8	$256.6	$361.6	$318.4	$59.6	$102.0	$91.4

Earnings Per Share
Data(2):
Basic and diluted net income per share	$0.80	$0.95	$1.34	$1.18	$0.22	$0.38	$0.34
Shares used in computing basic and diluted net income per share	270.0	270.0	270.0	270.0	270.0	270.0	270.0

Pro forma presentation assuming SFAS No. 142 was in effect for all periods(3):
Pro forma income before provision for income taxes	$550.8	$625.2	$620.3	$546.2	$102.7	$174.6	$156.5
Provision for income taxes	230.7	261.7	258.7	227.8	43.1	72.6	65.1

Pro forma net income	$320.1	$363.5	$361.6	$318.4	$59.6	$102.0	$91.4

Pro forma basic and diluted net income per share	$1.19	$1.35	$1.34	$1.18	$0.22	$0.38	$0.34

	Years Ended			Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in millions)
Supplemental Information (Unaudited):
EBITDA(4)	$730.9	$836.6	$885.6	$161.3	$243.6
Net cash provided by operating activities	$365.5	$658.8	$470.3	$514.9	$516.7
Net cash (used by) investing activities	$(415.0)	$(330.2)	$(240.4)	$(69.3)	$(36.6)
Net cash (used by) provided by financing activities	$67.1	$(340.9)	$(231.8)	$(449.6)	$(486.8)

	As of December 28, 2002	As of March 29, 2003
		Historical	Pro Forma
	(in millions)
Consolidated Balance Sheet Data:
Working capital(5)	$1,171.5	$1,309.1	$678.1
Goodwill, net	$3,310.2	$3,310.2	$3,310.2
Intangibles, net	$2,414.8	$2,391.3	$2,391.3
Total assets	$9,922.5	$10,217.7	$9,717.7

Current liabilities	$2,054.9	$2,258.9	$2,370.2
Long-term debt	$—	$—	$1,388.7
Deferred tax liabilities	$1,197.7	$1,182.2	$1,182.2
Total liabilities	$3,286.9	$3,480.1	$4,980.1

Total stockholder’s equity	$6,635.6	$6,737.6	$4,737.6

Total liabilities and stockholder’s equity	$9,922.5	$10,217.7	$9,717.7

(1)	53 week fiscal year.
(2)	On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.
(3)	Effective December 30, 2001, we adopted SFAS No. 142. This pro forma financial information presents the impact of adopting SFAS No. 142 as if it had been adopted on December 26, 1999. The December 28, 2002 financial results and the March 30, 2002 and March 29, 2003 quarterly financial results already reflect the adoption of SFAS No. 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate comparisons with prior periods.
(4)	EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Management uses EBITDA as an indicator of our ability to generate cash from our reported operating results. This measurement is used in concert with cash flow from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

The following table reconciles our reported net income to EBITDA for each of the respective periods.

	Years Ended				Quarters Ended
	December 30, 2000	December 29, 2001	December 28, 2002		March 30, 2002	March 29, 2003
	(in millions)
Net income	$216.8	$256.6	$361.6		$59.6	$102.0
Add (deduct):
Interest (income) expense, net	(5.8)	(4.6)	7.9	*	(0.8)	(0.7)
Provision for income taxes	230.7	261.7	258.7		43.1	72.6
Depreciation expense	101.9	131.1	172.5		38.2	46.1
Amortization expense	187.3	191.8	84.9		21.2	23.6

EBITDA	$730.9	$836.6	$885.6		$161.3	$243.6

*	Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in 2002.

(5)	Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt, current portion of long-term debt and other current liabilities). As of December 28, 2002 and March 29, 2003, we had no debt outstanding.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information in this prospectus before you decide to buy the notes. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

Risks Relating to the Notes

Following this offering and the distribution we will have substantial debt obligations that could restrict our operations.

Historically, we have not had any indebtedness for borrowed money. Following this offering and the distribution, we will have substantial indebtedness. Giving effect to this offering and the borrowings and advances we plan to make under our senior secured credit facility and our accounts receivable financing facility prior to or concurrently with the completion of the distribution, our total indebtedness for borrowed money will be approximately $1,500 million. We expect that our available borrowing capacity will be approximately $250 million under our revolving credit facility and between approximately $250 million and $400 million under our accounts receivable financing facility, subject, in the case of the accounts receivable financing facility, to there being sufficient eligible receivables. We and our subsidiaries may also incur additional substantial indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to borrow additional funds;

•	making it more difficult for us to satisfy our obligations with respect to the notes; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.

If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

The operating and financial restrictions imposed by our debt agreements could restrict our ability to finance operations and capital needs or to engage in other business activities.

The terms of the indenture under which the notes will be issued will contain covenants that restrict or limit our and our restricted subsidiaries’ ability to:

•	borrow money and issue preferred stock;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell all or substantially all of our or their assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Most of these covenants will cease to be applicable if the notes attain investment grade status and we are not in default under the notes and the indenture. If this occurs, the protections afforded to you by the covenants that have been released will not be restored, even if the credit rating on the notes subsequently falls below investment grade. See “Description of Notes—Certain Covenants—Changes in Covenants if Notes Rated Investment Grade”.

Our credit agreement governing the senior secured credit facility will also include covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

In addition, the agreements governing the senior secured credit facility and accounts receivable financing facility will require us to comply with specified financial ratios and tests including a maximum leverage ratio and a minimum fixed charge coverage ratio. These restrictive covenants and financial ratios and tests will restrict our financial flexibility. Furthermore, a downgrade of our senior unsecured debt rating below certain thresholds will increase pricing on, and decrease availability under, the accounts receivable financing facility.

We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under the indenture or the agreements governing our senior secured credit facility and accounts receivable financing facility. If a default under the indenture occurs, the holders of the notes could elect to declare the notes due and payable, together with accrued and unpaid interest. If we default under the agreements governing the senior secured credit facility and accounts receivable financing facility, the lenders could cease to make further extensions of credit or advances and cause all of our outstanding debt obligations under the facilities to become immediately due and payable, together with accrued and unpaid interest. Because the indenture and the agreements governing our senior secured credit facility and accounts receivable financing facility will have customary cross-default provisions, if debt is accelerated under one of these agreements, debt under the other agreement may also be accelerated. If the indebtedness under the notes or under the facilities is accelerated, we may be unable to repay or finance the amounts due.

The notes will not be secured by any of our assets and any secured creditors, including lenders under our senior secured credit facility, would have a prior claim on any assets securing our obligations to them.

The notes will not be secured by any of our assets. Our senior secured credit facility will be secured by a pledge of the capital stock of our subsidiaries, other than our receivables subsidiary and our subsidiaries that are engaged in insurance-related activities. The accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable that will be sold to our receivables subsidiary. The amount of borrowings available under the accounts receivable financing facility will be based upon the amount of eligible accounts receivable, our senior unsecured debt credit rating and other terms and conditions. Subject to some limitations, the terms of the indenture, the senior secured credit facility and the accounts receivable financing facility permit us to incur additional secured debt. If we become insolvent or are liquidated, or if payments under any of the agreements governing our secured debt are accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the agreements governing the secured debt. In that event, because the notes will not be secured by any of our assets, the lenders will have a prior claim on the assets securing our obligations to them. The remaining assets might be insufficient to satisfy in full claims of the holders of notes.

The claims of creditors of our subsidiaries will have a priority over claims of the holders of the notes with respect to the assets of our subsidiaries.

Except to the extent that we elect to have any of our subsidiaries guarantee the notes, the notes will be structurally subordinated to the debt and other obligations, including any guarantees, of our subsidiaries. As of June 30, 2003, our subsidiaries had no indebtedness for borrowed money. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Although the indenture will limit the ability of subsidiaries to enter into consensual restrictions on their ability to pay dividends or make other advances and transfers of funds to us, such limitations are subject to a number of significant qualifications and exceptions. See “Description of Notes—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”.

In a bankruptcy, liquidation or reorganization, claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims and the claims of the holders of our indebtedness, including the notes, except to the extent that we elect to have any of our subsidiaries guarantee the notes. The notes limit but do not prohibit the ability of our subsidiaries to incur additional indebtedness, including guarantees of indebtedness. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

We and our subsidiaries may be able to incur substantially more debt, including secured debt.

Subject to the restrictions in our senior secured credit facility, our accounts receivable financing facility, the indenture governing the notes and other indebtedness at any time outstanding, we and our subsidiaries may incur significant additional debt, including secured debt that would be effectively senior to the notes. In addition to the liens to be granted initially under the senior secured credit facility and the accounts receivable financing facility, the indenture governing the notes allows us to grant liens on future accounts receivable and all of our other assets to secure indebtedness outstanding under the senior secured credit facility and accounts receivable financing facility, respectively, without ratably securing the notes. As of March 29, 2003, after giving effect to the term loans under the secured credit facility, advances under the accounts receivable financing facility, this offering and our use of the net proceeds therefrom:

•	we would have had $1 billion of secured indebtedness outstanding;

•	we would have had $500 million of unsecured senior indebtedness outstanding; and

•	we would have had $250 million available for borrowing under the revolving credit facility portion of our senior secured credit facility and $400 million available for advances under our accounts receivable financing facility, which, if borrowed or advanced, would be secured indebtedness.

Moreover, although the terms of these facilities and the indenture governing the notes contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of important exceptions, and we may incur debt, including secured debt that would be effectively senior to the notes, in compliance with these restrictions in an amount that could be substantial. If we and our restricted subsidiaries incur significant additional debt, we may not be able to meet all our debt obligations including the repayment of the notes, in whole or in part.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our debt.

Our ability to make payments on and refinance our indebtedness, including the notes, and to fund our operations will depend on our ability to generate cash in the future. Our future financial results may be subject to substantial fluctuations and will be affected by general economic conditions and financial, competitive, legislative, regulatory and other factors many of which are beyond our control. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to refinance all or a portion of our debt, including the notes, before maturity, seek additional equity capital or, subject to restrictions in our debt instruments, sell assets. However, we cannot assure you that, if we are unable to pay our debt, we will be able to refinance it, obtain additional equity capital or sell assets, in each case on commercially reasonable terms, or at all, or otherwise to fund our liquidity needs.

If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under the senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds under our five-year revolving credit facility. In addition, if such a default were to occur, the notes would become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our debt holders, including holders of notes.

We may be unable to repurchase the notes following a change of control event as required by the indenture.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all of the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. Our failure to purchase tendered notes would constitute an event of default under the indenture governing the notes, which in turn, would constitute a default under our senior secured credit facility. In addition, any change of control event which would require us to offer to redeem the notes would also constitute a default under our senior secured credit facility. A default under our senior secured credit facility would result in a default under the indenture if the lenders accelerate the debt under the senior secured credit facility.

We cannot assure you that there will be sufficient funds available for us to make any required repurchase of the notes upon a change of control event. Moreover, the senior secured credit facility restricts, and any future indebtedness we incur may restrict, our ability to repurchase the notes, including following a change of control event. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under our senior secured credit facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it harder for others to obtain control of us. See “Description of Notes—Repurchase at the Option of Holders—Change of Control Event”.

If we cause any of our subsidiaries to guarantee the notes, in specific circumstances a court could void a subsidiary guarantee and prevent payment under it.

Since the claims of creditors of our subsidiaries will generally have a priority with respect to the subsidiaries’ assets over claims of the holders of the notes, the indenture places stricter limits on the amount of debt we may incur through a subsidiary than on the amount of debt we may incur directly, unless we elect to cause that subsidiary to guarantee our obligations under the notes. Federal and state statutes may allow courts, under specific circumstances described below, to void any guarantees of the notes that we may cause our subsidiaries to provide. In this event, our noteholders might be required to return payments received from the subsidiary guarantors in the event of their bankruptcy or other financial difficulty. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws, a guarantee could be set aside if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee:

•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

•	was insolvent or was rendered insolvent by reason of the incurrence;

•	was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages entered against it, if, in either case, after final judgment the judgment was unsatisfied.

The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the debt, either:

•	the sum of the debtor’s debts and liabilities, including contingent liabilities, was greater than the debtor’s assets at fair valuation; or

•	the present fair saleable value of the debtor’s assets was less than the amount required to pay the probable liability on the debtor’s total existing debts and liabilities, including contingent liabilities, as they became absolute and matured.

If a court voids any subsidiary guarantee or holds it unenforceable, you will cease to be a creditor of the guarantor. As a result, other creditors of that subsidiary will have a prior claim with respect to the assets of that subsidiary and the payments you receive with respect to the notes may be reduced.

An active trading market for the notes may not develop.

The notes are a new issue of securities with no established trading market. The notes have been authorized to be listed on the New York Stock Exchange under the symbol “MHS 13”; however, we cannot assure you that a market for the notes will develop. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last.

Even if a trading market for the notes does develop, we also cannot assure you as to the level of liquidity of the trading market for the notes. We cannot assure you that you will be able to sell your notes at a particular time, if at all, or that you will be able to obtain the price you desire for your notes. If the notes are traded, they may trade at a discount from their initial offering price, depending on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes;

•	our credit rating;

•	prevailing interest rates; and

•	the market for similar securities.

Therefore, the price at which you may be able to sell the notes may be less than the price you pay for them. Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. Even if a trading market for the notes develops, it is possible that the market for the notes will be subject to disruptions and price volatility. Independent of our prospects and financial performance, any disruptions in the market for the notes may have a material adverse effect on holders of the notes.

Risks Relating to Our Business

Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.

Merck and we are a party to six lawsuits filed by plaintiffs from six pharmaceutical plans for which we are the PBM. These plaintiffs contend that we are a fiduciary under ERISA, and that we have breached fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. In particular, the plaintiffs contend that in accepting and retaining various rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that our company was wrongly used to increase Merck’s market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against us and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

In December 2002, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court. On June 12, 2003, the settling parties filed an amended settlement agreement and supporting documents with the court and requested that the court grant preliminary approval to the settlement. Under the proposed settlement, as amended, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement would resolve litigation by plans against Medco Health and Merck based on ERISA and similar claims, except with respect to those plans that affirmatively opt out of the settlement. It does not involve the release of any potential antitrust claims. The release of claims under the settlement would cover the period from December 17, 1994 to the date the settlement receives final approval. The financial compensation discussed above is intended to benefit the ERISA plans for which we administered a pharmacy benefit at any time during that period.

On July 31, 2003, the court granted preliminary approval to the settlement. The class member plans will have the opportunity to participate in or opt out of the settlement. The court has scheduled a hearing to occur on December 11, 2003, for the purpose of determining, among other things, whether the settlement should be finally approved. The settlement becomes final only if and when the court grants final approval and all appeals have been exhausted. One of the initial plaintiffs in these lawsuits is expected to oppose the settlement.

Similar complaints against us and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class action complaint against Merck and us has been filed by trustees of another benefit plan in the U.S. District Court for the Northern District of California. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

We have also been sued in two actions based on similar factual allegations with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiffs in these actions seek injunctive relief and disgorgement of the revenues that were allegedly improperly received by us. A lawsuit based on similar allegations has also been filed in New Jersey state court by a municipal entity for which we previously administered the pharmacy benefit management services, on behalf of a proposed class of similarly-situated self-funded plans. The New Jersey action alleges, among other things, that we violated a New Jersey consumer protection statute. The plaintiff in the New Jersey action seeks, among other remedies, compensatory and treble damages.

In connection with our spin-off from Merck, we will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. Although we have proposed to settle some of these claims as described above, the court may not approve the settlement, and even if approved, some class members may opt out of the settlement and institute or continue separate actions against us. We have denied all allegations of wrongdoing and, except with respect to any claims that may be settled, we will continue to vigorously defend these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain, and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices. See “Business—Legal Proceedings and Government Investigations” and “Relationships Between Our Company and Merck & Co., Inc.”

We are subject to government investigations challenging practices in our business under federal and state civil fraud, anti-kickback and other laws, and are a defendant in two qui tam cases in which the federal government has intervened, any of which could limit our business practices and harm our profitability.

On June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints filed in February 2000 under the federal False Claims Act and similar state laws in the U.S. District Court for the Eastern District of Pennsylvania. The federal False Claims Act permits actions alleging that the defendant has defrauded the federal government. Sanctions for violating the federal False Claims Act include liability for treble damages, as well as mandatory civil penalties for each separate false claim.

The government’s notice of intervention is limited to claims relating to the False Claims Act arising out of our contract with the Blue Cross and Blue Shield Association, or BCBSA, to provide home delivery prescription drug benefits to federal employees, retirees and their families. In a related news release, the U.S. Attorney’s office for the Eastern District of Pennsylvania stated that according to the qui tam complaints, we allegedly canceled home delivery prescriptions that could not be filled or mailed in time, underfilled prescriptions, changed prescriptions based upon misleading or false information, made false statements to the BCBSA, induced physicians to engage in inappropriate therapeutic interchanges, favored Merck drugs, failed to comply with applicable state laws regulating procedures intended to prevent harmful drug interactions, fabricated records of calls by pharmacists to physicians, and did not call physicians as required by law when a prescription was ambiguous. The government’s notice of intervention states that the government will file its own complaint by September 30, 2003. The government’s complaint may assert additional allegations or claims under other statutes or common law.

The Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining some activities of the PBM industry in light of anti-kickback and other laws and regulations since 1998. Federal anti-kickback laws generally prohibit the receipt or solicitation of payment in return for purchasing or ordering of, or arranging for or recommending the purchasing or ordering of, items and services reimbursable by federal health care programs. Some states have similar laws relating to state health care programs. Sanctions for violating these laws may include criminal and civil sanctions, substantial monetary fines and exclusion from participation in federal health care programs. To date, these laws have not been applied to prohibit the types of business arrangements we have with pharmaceutical manufacturers, health plan sponsors or retail pharmacies. However, courts and enforcement authorities that administer the anti-kickback laws have historically interpreted these laws broadly.

In July 1999, we received a subpoena from the U.S. Attorney’s office seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be on PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies and PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us.

On April 16, 2003, we received a letter from the Office of the Maine Attorney General seeking information concerning our pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and we have been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices. In addition, in June 2001, the State Attorney General’s Office of Tennessee requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

We have complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care, and we are cooperating with Maine and the other states to provide them with more information about our business practices. The outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints and the government’s notice of intervention, the states’ request for information or other similar actions is uncertain.The qui tam lawsuits and government intervention are at a very early stage, and we are unable to predict what allegations the government may pursue, whether additional claims and actions (including actions seeking injunctive relief) will be asserted or the total relief (including damages and, possibly, fines) that will be sought. These lawsuits and the investigations described above arise in an environment of rising costs for prescription drugs and heightened public scrutiny of the PBM industry and its practices. See “Business—Government Regulations”. An adverse outcome or result in any of these proceedings could result in material fines and damages, material changes to our business practices, loss of (or litigation with) clients and other penalties and could have a material adverse effect on our business, financial condition and operating results.

See “Business—Legal Proceedings and Government Investigations”.

Pending litigation relating to our financial relationship with pharmaceutical manufacturers could significantly limit our ability to obtain discounts and rebates that are essential to our profitability.

We, together with a number of pharmaceutical manufacturers, wholesalers and other major PBMs, are defendants in approximately 100 lawsuits challenging manufacturer discount and rebate practices under various federal antitrust laws. These suits, all of which were filed prior to January 2000 and have been consolidated as part of a Multidistrict Litigation, allege in part that the pharmaceutical manufacturers offered, and we knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. The outcome of these proceedings is uncertain, and the terms of any settlements, adverse judgments or injunctions could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our spin-off from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. See “Business—Legal Proceedings and Government Investigations” and “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

We are defendants in pending actions relating to our revenue recognition practices for retail co-payments.

We and Merck are named as defendants in a number of purported class action lawsuits relating to our revenue recognition practices for retail co-payments paid by members of plans for which we provide pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and us and certain of our officers and directors relating to our revenue recognition practices for retail co-payments, rebates received by us, and our independent status. We and Merck have filed a motion to dismiss these lawsuits. Although Merck has agreed to indemnify us for a significant portion of any damages or settlement payments in connection with this litigation, we could be liable for a material amount of any damages or settlement payment.

Competition in our industry is intense and could harm our ability to attract and retain clients.

Competition in the PBM industry is intense. Our competitors include many profitable and well-established companies that have significant financial, marketing and other resources. We compete with a wide variety of competitors, including three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. Each of these companies has national sales and account teams, home delivery pharmacies and extensive technology infrastructure. Further consolidation within the PBM industry, as well as the acquisition of any of our competitors by larger companies, may also lead to increased competition. We also compete with insurers such as CIGNA Corporation and managed care organizations such as WellPoint Health Networks Inc., which offer prescription benefit plans in combination with other health benefits, using their own pharmacy benefit management facilities.

We compete based on innovation and service, as well as on price. To attract new clients and retain existing clients, we must continually develop new products and services to assist clients in managing their pharmacy benefit programs. We may not be able to develop innovative products and services that are attractive to clients. Moreover, although we need to continue to expend significant resources to develop or acquire new products and services in the future, we may not be able to do so. We cannot be sure that we will continue to remain competitive, nor can we be sure that we will be able to market our PBM services to customers successfully at our current levels of profitability.

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If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins may decline and we may not be profitable.

We have contractual relationships with Merck and many other pharmaceutical manufacturers that provide us discounts and rebates on prescription drugs. For example, we receive discounts on the drugs dispensed from our home delivery pharmacies and rebates and fees for formulary management and other services, as well as for achieving various performance criteria. See “—Risks Relating to Our Relationship with and Spin-Off from Merck—Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels”.

We typically receive formulary access and other rebates and discounts from pharmaceutical manufacturers and generally pass formulary access rebates on to clients. Without rebates earned from pharmaceutical manufacturers based on performance, we would not have been profitable in each of 2000, 2001 and 2002. We earned total rebates from pharmaceutical manufacturers, including Merck, of $1,969 million in 2000, $2,535 million in 2001, $2,465 million in 2002 and $704 million in the first quarter of 2003, which, on an after tax basis, exceeded our net income of $216.8 million in 2000, $256.6 million in 2001, $361.6 million in 2002 and $102 million in the first quarter of 2003.

Some of our arrangements with pharmaceutical manufacturers, which typically have terms of three to five years, are terminable by the manufacturer on 180 days’ or shorter notice, and manufacturer rebates often depend on our ability to meet contractual market share or other requirements. Consolidation among pharmaceutical manufacturers, among other factors, has enabled manufacturers to decrease the amount of rebates they offer to us and other PBMs and increase the portion of their rebates that are formulary access rebates, which PBMs typically pass through to clients. Pharmaceutical manufacturers have also increasingly made rebate payments dependent upon including a broad array of their products in our formularies.

Rebates on drugs on which patents are expected to expire over the next several years currently contribute significantly to our earned rebates. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that currently have substantial market share in their respective classes. As these patents expire, the introduction of generic products may substantially reduce the market share of the brand name drugs and the rebates manufacturers provide to us for including their brand name drugs in the formularies we manage. We may also not be able to negotiate rebates for new brand name drugs comparable to those rebates we are earning on brand name drugs on which patents are expected to expire. We generally earn higher margins on generic drugs dispensed by our home delivery pharmacies than we earn on brand name drugs. However, manufacturers of newly-introduced generic drugs sometimes benefit from an exclusive marketing period during which we may be unable to earn these higher margins. The typically higher margins we earn on generic drugs and the rebates we earn by adding newly-approved, brand name drugs to our formularies may not offset any decline in rebates for brand name drugs on which patents expire.

Competitive pressures in the PBM industry have also caused us and many other PBMs to share with clients a larger portion of the rebates received from pharmaceutical manufacturers, increase the discounts offered to clients and reduce the prices charged to clients for core services. This combination of increased sharing of rebates and higher discounts to clients, as well as increased demand for enhanced service offerings and higher service levels, has caused our gross margin percent on net revenues to decline from 5.0% in 2000 to 3.9% in 2002. For further information regarding our margins, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”.

Our ability to sustain the level of our gross margins depends to a significant degree upon our ability to earn rebates at levels at least equivalent to those in prior years. Our margins may decline further as we attract larger clients, who typically have greater bargaining power than smaller clients.

Similarly, the amount of rebates that we earn may decline if pharmaceutical manufacturers decrease further the amount of rebates they offer and increase further the portion of those rebates that are formulary rebates, which we typically pass through to our clients. Our margins may decline further in response to these pressures from manufacturers and clients.

The U.S. Food and Drug Administration, or FDA, recently approved the marketing and sale of the drug Claritin without a prescription, or “over-the-counter”, and is considering granting over-the-counter status to other non-sedating antihistamines. As a result of the FDA’s decision, Claritin is no longer covered under the prescription drug benefit plans that we administer, and we no longer earn revenues or rebates on this product. If other non-sedating antihistamines or other major brand or generic drugs become available over-the-counter, the level of revenues that we generate from clients and the rebates and discounts that we earn from manufacturers will decline.

Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations relating to patent term extensions, rebate arrangements with pharmaceutical manufacturers, as well as some of the formulary and other services we provide to pharmaceutical manufacturers, could also reduce the rebates we receive and harm our profitability and liquidity. See “—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices”.

We could be required to record a material non-cash charge to income if our recorded goodwill is impaired.

We have $3.3 billion of recorded goodwill, net, on our consolidated balance sheet as of March 29, 2003. In accordance with the adoption of recent accounting standards, we no longer amortize goodwill. Instead, we test our goodwill for impairment using a fair value based test.

Once trading in our common stock begins after the distribution, we will consider the market price of our common stock as a factor for purposes of determining whether our goodwill has been impaired. If our net book value exceeds our market capitalization, this could indicate a potential impairment to goodwill. Should we determine that our fair value is less than our book value, we could be required to record a non-cash impairment charge to earnings of up to $3.3 billion in the period in which our goodwill becomes impaired. The amount of this non-cash charge could substantially exceed the difference between our book value and fair value. Accordingly, a goodwill impairment charge would have a material adverse effect on our earnings and stockholders’ equity in the period in which it is taken and could adversely affect the price of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies”.

Failure to retain key clients could result in significantly decreased revenues and could harm our profitability.

Our largest client, UnitedHealth Group Inc., represented approximately $5,300 million, or 16%, of our net revenues during 2002. Although none of our other clients individually represented more than 10% of our net revenues in 2002, our top 10 clients as of December 28, 2002, including UnitedHealth Group, represented approximately 42% of our net revenues during 2002. Our current contract with UnitedHealth Group expires on December 31, 2005, and our contracts with other clients generally have terms of three years. Agreements with a few of our larger clients, representing approximately 7% of our net revenues in 2002, are terminable by the client on short notice.

Our contract with UnitedHealth Group grants UnitedHealth Group termination rights in the event of a change of control of our company. The termination or renegotiation of the UnitedHealth Group contract as a result of the spin-off could result in significantly decreased revenues and could harm our profitability.

Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In each year from 1998 through 2002, we retained clients accounting for at least 94% of our net revenues. We expect our client retention rate to decline to 93% in 2003 as a result of some larger clients not renewing contracts with us. The estimated number of people who are eligible to receive prescription drug benefits, or covered lives, under our clients’ plans decreased from approximately 65 million as of December 29, 2001 to approximately 64 million as of December 28, 2002 and to approximately 62 million as of March 29, 2003.

In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon Healthcare, Inc., or Trigon, a client that represented approximately 3% of our net revenues in 2002, was acquired by Anthem, Inc. in 2002. Trigon’s decision to terminate its contract with us as of the end of 2003 will adversely affect our earnings beginning in 2004.

If several of our large clients terminate, cancel or do not renew their agreements with us or stop contracting with us for some of the services we provide because they accept a competing proposal or because they are involved in a merger or acquisition, and we are not successful in generating sales with comparable operating margins to replace the lost business, our revenues and profitability could suffer materially.

Failure to satisfy contractual provisions with clients representing, in aggregate, over 90% of our net revenues could require us to pay performance penalties and could result in the termination of their contracts.

Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service, rebate or cost savings guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2002.

Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may result in refunds or the termination or non-renewal of a client contract.

If we fail to comply with complex and rapidly evolving laws and regulations or increasingly sophisticated contractual obligations, we could suffer penalties, lose clients or be required to pay substantial damages or make significant changes to our operations.

We are subject to numerous federal and state regulations. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our home delivery pharmacies and our ability to participate in federal and state health care programs. We also continue to enter into increasingly detailed and complex contractual obligations. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to comply with these laws and regulations and contractual obligations. Although we believe that we substantially comply with all existing statutes and regulations applicable to our business, different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

We have standard operating procedures and controls designed to enhance operating efficiencies and assist in ensuring compliance with existing contractual requirements and state and federal law, and we monitor and audit our adherence to these procedures and controls. As a result of our internal review processes, we have become aware that certain employees at some of our pharmacies did not follow certain of our procedures and controls with respect to recording the turnaround time between the receipt and processing of prescriptions, and we have taken appropriate corrective and disciplinary actions. We have recently commenced, with the assistance of outside counsel, an internal review of all of our significant home delivery pharmacy practices and will conduct similar reviews from time to time in the future. Based upon our review to date of the first quarter of 2003, while the turnaround times between receipt and processing of less than one-half of one percent of home delivery prescriptions at the pharmacies reviewed were not recorded in accordance with our standard operating procedures and controls, we believe that these actions did not result in any material violations of any contract or applicable law. Nevertheless, the review is ongoing and a determination that any such violations occurred could adversely impact existing governmental or legal proceedings or otherwise have a material adverse effect on our business, financial condition or profitability.

Our business could suffer if our newly developed systems and infrastructure are inadequate or we cannot replace the other benefits previously provided by Merck.

Since Merck acquired us in 1993, we have relied on it for various services which we have only recently developed for ourselves, including:

•	consolidation accounting;

•	legal;

•	treasury;

•	tax;

•	public affairs;

•	executive oversight;

•	human resources; and

•	procurement and other services.

Following the distribution, we will operate as a separate publicly traded company. We have developed and implemented systems and infrastructure to support our current and future business. However, these newly developed systems and infrastructure may be inadequate and we may be required to develop or otherwise acquire other systems and infrastructure to support our current and future business.

In addition, as a wholly owned subsidiary of Merck, we have benefited from the value and prestige of the Merck brand name, the expertise of Merck’s management, Merck’s significant financial resources and Merck’s guarantee of some of our contractual obligations. For example, Merck has guaranteed our performance obligations to UnitedHealth Group and the Federal Employee Program, or FEP, which is administered by the Blue Cross and Blue Shield Association. Following the distribution, Merck will not guarantee our performance under any new or renewed client contracts. As a result, we may not be able to obtain or renew client contracts that we might otherwise have obtained or renewed.

Our historical and pro forma financial information may not be representative of our results as a separate company.

The historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented and may not be indicative of our future results of operations, financial position and cash flows. We believe there are a number of reasons for this, including:

•	as a subsidiary of Merck, we received various services and Merck allocated expenses for these services to us in amounts that are not the same as the amounts of these expenses that would have been incurred had we performed or acquired these services ourselves or that we will incur as a separate company;

•	we have entered into agreements with Merck that may be less favorable to us than either our previous arrangements with Merck or what we could have obtained in arm’s length negotiations with unaffiliated third parties for similar services. See “Relationships Between Our Company and Merck & Co., Inc.”;

•	our historical financial information does not reflect many significant events and changes that will occur as a result of our spin-off from Merck, including the establishment of our capital structure, the incurrence of debt and interest expense and changes in our expenses as a result of new employee, tax and other functions we will assume; and

•	the assumptions underlying our pro forma financial information do not reflect many of the one-time or ongoing incremental expenses we expect to incur and our estimates of these expenses may prove to be inaccurate.

For a further discussion of our financial information, see “Selected Historical Consolidated Financial and Operating Data” and “Unaudited Pro Forma Condensed Consolidated Financial Data”.

After the distribution, we will not be able to obtain financing from Merck.

Our plans to expand our business and to continue to improve our technology may require funds in excess of our cash flow and may require us to seek financing from third parties. In the past, Merck has generally provided capital for our general corporate purposes, including acquisitions and client development, and we have periodically used cash from Merck to fund our operations. After the distribution, Merck will not provide funds to finance our operations. Without the opportunity to obtain financing from Merck, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We will have a credit rating that is lower than Merck’s credit rating and we will incur debt on terms and at interest rates that will not be as favorable as those historically enjoyed by Merck. Our inability to obtain financing on favorable terms could restrict our operations and reduce our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Risks related to bioterrorism and mail tampering, and mail irradiation and other procedures the government may implement to manage these risks, could adversely affect and limit the growth of our home delivery business.

Many prescription drugs are delivered to retail pharmacies or directly to consumers through the mail. In particular, our home delivery service sends over a million parcels a week through the U.S. Postal Service and other couriers. A number of our contracts also require us to deliver pharmaceutical products within a designated period of time on average following receipt of an order. We have no control, however, over delays caused by disruptions to the U.S. mail or other courier services. Moreover, should the risks related to bioterrorism or mail tampering increase or mail service experience interruptions or significant delays, we may have difficulty satisfying our contractual performance obligations and consumers may lose confidence in home delivery pharmacies.

Additionally, the use of mail irradiation or other scanning devices, if implemented, could be harmful to pharmaceutical products shipped via the mail. We understand that this technology is not in general use and the U.S. Postal Service has not announced plans to use irradiation screening on prescription medicines. However, should the federal government implement mail irradiation technology to protect national security due to the risks of bioterrorism via the mail or for other unforeseen reasons, safe and reliable delivery of prescription drugs through the mail may be difficult. See “Business—Government Regulations”. If any of these events occur, we could be forced to temporarily or permanently discontinue our home delivery operations and we would lose an important competitive advantage.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.

Our product and professional liability insurance policies are expected to cover individual claims of up to $50 million. A successful product or professional liability claim in excess of our insurance coverage could harm our profitability and liquidity.

Various aspects of our business may subject us to litigation and liability for damages, including:

•	the dispensing of pharmaceutical products by our home delivery pharmacies;

•	the performance of PBM services, including formulary management and health improvement and clinical services; and

•	the operation of our call center pharmacies and websites.

For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Misinformation from one of our call center pharmacies or our websites could also lead to adverse medical conditions. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in technology could cause our products and services to become obsolete and, as a result, we may lose clients and members.

We rely heavily on our technology, which is subject to rapid change and evolving industry standards. For example, automated dispensing for home delivery, online pharmacies and electronic prescribing are among the recent technological innovations of our industry. To be successful, we must adapt to this rapidly evolving market by continually improving the responsiveness, functionality and features of our products and services to meet our clients’ changing needs. We may not be successful in developing or acquiring technology which is competitive and responsive to the needs of our clients and might lack sufficient resources to continue to make the necessary investments in technology to compete with our competitors. Without the timely introduction of new products and enhancements that take advantage of the latest technology, our products and services could become obsolete over time and we could lose a number of our clients and members.

If we are not able to protect our intellectual property rights or successfully defend claims of infringement against us or maintain our third party relationships, we may not be able to compete effectively.

We currently rely on a combination of patent, copyright, trade secret and trademark rights, as well as confidentiality agreements and other contractual arrangements with our employees, contractors, affiliates, business partners and clients, to establish and protect our intellectual property and similar proprietary rights. However, it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. In addition, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. We have licensed and may license in the future, patents, copyrights, trademarks, trade secrets and similar proprietary rights to and from third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, our business partners, consultants or other third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation.

In the future, we may have to rely on litigation to enforce our intellectual property rights and contractual rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources. If litigation we initiate is unsuccessful, we may not be able to protect the value of our intellectual property. Additionally, in the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time.

We have formed relationships with and rely on the services and technology of a number of third party companies and consultants to ensure the integrity of our technology. Although we do not anticipate severing relations with any of these third parties, any of these providers may cease providing these services or technology in an efficient, cost-effective manner or be unable to adequately expand their services to meet our needs. In the event of an interruption in, or the cessation of, services or technology by an existing third party provider, we may not be able to make alternative arrangements for the supply of the services or technology that are critical to the operation of our business.

Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our programs and services may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

Any disruption of or failure in our two automated pharmacies or our data center could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

As of the second quarter of 2003, our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey together dispensed approximately 88% of our home delivery prescriptions per week. Our data center, located in Fair Lawn, New Jersey, provides primary support for all applications and systems required for our business operations, including our claims processing, billing, communications and home delivery systems. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of our computerized dispensing systems and our electronic data processing systems. Significant disruptions at any of these facilities due to failure of our technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Health Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate.

On May 16, 2002, the Pension Benefit Guaranty Corporation, or PBGC, notified Merck that it had determined, on the basis of a hypothetical plan termination and actuarial assumptions, that the Medco

Health Cash Balance Retirement Plan was underfunded by approximately $32 million. See “Management—Retirement Benefits—Cash Balance Plan”. The PBGC could require us, among other things, to make additional contributions to the plan, to provide security for the payment of our contributions to the plan or otherwise to assure the PBGC that benefits under the plan will be adequately funded if the plan were to be terminated. If the PBGC demands that we take action with respect to the plan in connection with the distribution and we are unable to reach a negotiated resolution with the PBGC, the PBGC could seek to terminate the plan. We would be liable for unfunded benefits under the plan if it is terminated by the PBGC. See note 7 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the funded status of the plan in accordance with generally accepted accounting principles.

Risks Relating to Our Industry

PBMs could be subject to claims under ERISA if they are found to be a fiduciary of a health benefit plan governed by ERISA.

PBMs typically provide services to corporations and other sponsors of health benefit plans. These plans are subject to ERISA, which regulates employee pension benefit plans and employee welfare benefit plans, including health and medical plans. The U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by a PBM. If a court were to determine that we were a fiduciary in connection with services we provide, we could potentially be subject to claims for breaching fiduciary duties and/or entering into certain “prohibited transactions”. See “—Risks Relating to Our Business—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices”.

Legislative or regulatory initiatives that restrict or prohibit the PBM industry’s ability to use patient identifiable medical information could limit our ability to use information that is critical to the operation of our business.

Many of our products and services rely on our ability to use patient identifiable information in various ways. In addition to electronically reviewing hundreds of millions of prescriptions each year, we collect and process confidential information through many of our programs and alliances, including RationalMed and point-of-care initiatives. There is currently substantial regulation at the federal, state and international levels addressing the use and disclosure of patient identifiable medical and other information. Sanctions for failing to comply with standards issued pursuant to state or federal statutes or regulations include criminal penalties and civil sanctions. See “Business—Government Regulations”. These and future regulations and legislation that severely restrict or prohibit our use of patient identifiable medical and other information could limit our ability to use information that is critical to the operation of our business. If we violate a patient’s privacy or are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

Although we have in place stringent policies and procedures to protect and secure patient identifiable medical and other information, new laws that may be enacted and new rules and regulations that may be adopted governing privacy and security may reduce the amount of information we may obtain or use without patient consent. Difficulties in obtaining patient consents could limit our ability to use some of our information technology products and services. Even without new legislation, our clients could prohibit us from including their members’ information in our various databases. These clients could also prohibit us from offering services to others that involve the compilation of that information.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and pharmacy benefit management services and may otherwise change the way our clients do business. Health care organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our pharmacy benefit management services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for our services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our clients.

Legislation to provide Medicare recipients with outpatient drug benefits could reduce the total market for PBM services.

On June 27, 2003, both Houses of Congress passed bills which would provide Medicare recipients with outpatient drug benefits. The federal Medicare program provides a comprehensive medical benefit program for individuals age 65 and over, but currently covers only a few outpatient prescription drugs. Although they have significant differences, both bills call for a prescription drug benefit, provide consumers with improved access to generic drugs and permit the reimportation of drugs from Canada into the United States. The two bills also envision a larger role for private health plans and offer similar drug benefits to people in traditional Medicare, HMOs and preferred provider organizations. The final provisions of this legislation will be determined in conference committee and are subject to signature by President Bush. Depending on the legislation that is ultimately enacted, a Medicare prescription drug benefit could make policies or plans less valuable to seniors and reduce the total market for PBM services. Moreover, our clients could decide to discontinue providing prescription drug benefits to their Medicare-eligible members. If this occurs, the adverse effects of these legislative proposals may outweigh any opportunities for new business generated by the new benefit. We are not able to assess the impact any such law would have on the decision of any of our clients to continue to offer a prescription drug benefit to their Medicare-eligible members.

Risks Relating to Our Relationship with and Spin-Off from Merck

Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels.

Our historical financial statements include recorded rebates from Merck based upon the volume of Merck patented products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients’ plans. The gross rebates recorded as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001,

$443.9 million in 2002 and $110.6 million in the first quarter of 2003. In 2002, rebates from Merck accounted for approximately 15% of the rebates we earned that contributed to our net income.

The five-year managed care agreement we entered into with Merck, effective as of July 2002, replaces our previous arrangements with Merck with respect to these rebates. We describe the managed care agreement in detail under “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck—Managed Care Agreement”. Under the agreement, we have the opportunity to earn formulary access rebates and market share rebates. However, the provisions of the agreement relating to rebates may reduce the amount of rebates from Merck that we are able to earn as compared with prior periods, and some provisions of the agreement may also affect our business practices in ways that could have a significant impact on the amount of rebates we may be able to earn from other manufacturers. In some respects, the agreement also imposes greater obligations on us than similar agreements we have with other pharmaceutical manufacturers. Accordingly, the agreement may have a significant impact on our profitability.

Taking into account anticipated changes in volume and mix of Merck patented products dispensed to members of our clients’ plans and assumptions regarding aggregate sales of Merck patented products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn for 2003 will generally be comparable to the level of rebates we earned under the managed care agreement and other arrangements between us and Merck that were in effect in 2002. However, because the agreement became effective beginning in the third quarter of 2002, the actual rebates for the first two quarters of 2002 were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below.

The agreement requires us to:

•	ensure that all Merck patented products are included in each of our standardized formularies on the most preferred branded tier;

•	make offers and proposals to potential, new or existing plans relating to the treatment of Merck patented products under those plans;

•	use our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products;

•	provide notices and information to Merck and our clients and afford Merck the opportunity to communicate with us and our clients regarding Merck products and the recommendations we make to our clients regarding those Merck products; and

•	ensure that for each quarter the dollar-weighted ratio of (a) the market shares of Merck patented products under plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer), which we refer to as our aggregate market share differential, is at or above a minimum level.

The rebates that we may earn under the agreement may be reduced or eliminated if we do not comply with various obligations or our aggregate market share differential is below target or minimum levels. Merck has the right to terminate the managed care agreement at any time on 120 days’ notice. Merck may also at any time withdraw any of its patented products from the terms of the agreement, subject to certain restrictions with respect to Zocor. Merck’s termination of the agreement or withdrawal of products could substantially reduce our profitability and impair our financial condition.

In the past, the market share of Merck products under plans we manage or administer has in the aggregate exceeded the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer). The rebates we may earn under the managed care agreement may be reduced or eliminated if we do not achieve aggregate target and minimum market share differentials. The aggregate amount of formulary access rebates we receive from Merck for any quarter will be reduced to the extent that our aggregate market share differential is below an aggregate target market share differential, which reflects our aggregate market share differential for the last quarter of 2001 reduced by an agreed upon percentage and adjusted for the impact on our aggregate market share differential of plans that we began to manage or administer or ceased to manage or administer during 2002. For the fourth quarter of 2002, our aggregate market share differential was approximately 1.33 to 1. The aggregate target market share differential for the fourth quarter of 2002 was approximately 1.28 to 1. Declines in our aggregate market share differential will generally reduce the aggregate amount of market share rebates we receive under the agreement for any quarter. We will not receive any rebates for any quarter in which our aggregate market share differential is less than an aggregate minimum market share differential, adjusted as provided in the agreement. The aggregate minimum market share differential for the fourth quarter of 2002 was approximately 1.21 to 1. If we fail to achieve the aggregate minimum market share differential, we will be required to pay to Merck, as liquidated damages, 50% of the additional revenue Merck would have received if we had achieved this aggregate minimum market share differential for that quarter. For illustrative purposes only, based on the utilization of Merck products under our plans during the fourth quarter of 2002, if our aggregate market share differential had been below the aggregate minimum market share differential for that quarter, for each 0.01 increment (or portion of that increment) our aggregate market share differential had been below the aggregate minimum market share differential, we would have been required to pay approximately $3 million (or a ratable portion of that amount, as applicable) to Merck as liquidated damages.

We may not be able to maintain the aggregate target or aggregate minimum market share differential for any quarter or for the term of the agreement, and our aggregate market share differential may decline due to a variety of factors, some of which are beyond our control. The rebates we receive from Merck may vary substantially from quarter to quarter and may decline from historic levels, or we may not be entitled to receive rebates at all. Moreover, we cannot predict how Merck or other pharmaceutical manufacturers will price their products, and these pricing decisions could have a substantial impact on our ability to achieve the aggregate target market share differential and aggregate minimum market share differential.

We will not be entitled to receive any rebates for any quarter in which we breach some of the covenants contained in the agreement. These include covenants requiring us to:

•	amend the agreement, as necessary, to assure Merck of its contemplated benefits to the extent that changes occur to the nature and scope of our services or manner of delivering pharmaceutical products so as to adversely affect, in Merck’s judgment, the benefits contemplated by Merck;

•	indemnify Merck; and

•	retain information and data in support of rebate calculations in an orderly, accessible, complete and accurate format.

Moreover, we will be ineligible to receive rebates in the following circumstances:

•	We will not receive any rebates for utilization of Merck patented products under plans we manage or administer for any quarter in which we breach any of our “standardized formulary” obligations or any of our obligations with respect to, among other things, providing notices and information to Merck and our clients, or affording Merck the opportunity to communicate with us and our clients regarding Merck products or the recommendations we make to our clients regarding those products.

•	We will generally not be eligible to receive any rebates in the future for utilization of Merck patented products under a plan if we breach our obligations relating to offers and proposals with respect to that plan.

•	We will not be eligible to receive any rebates for the utilization of a Merck patented product under a plan for any quarter in which we breach our “best efforts” obligations with respect to that Merck patented product under that plan.

Nor will we be eligible to receive any rebates for sales of a Merck patented product dispensed under a plan during any quarter if during the quarter that Merck product is:

•	not included on the most preferred branded tier of the plan’s formulary from which members are encouraged to request, and/or physicians are encouraged to prescribe, pharmaceutical products;

•	subject to a co-payment that is not as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the affected Merck patented product; or

•	not made available to members under the plan with at least as favorable access, and on at least as favorable a clinical or economic basis, as competitive patented products.

We believe that under most of the plans we manage or administer all or almost all of Merck patented products are eligible for rebates under the three criteria listed above. If Merck determines otherwise or if in the future this is not the case, the rebates we may earn under the agreement may be significantly reduced.

From and after the third quarter of 2003, we will be ineligible to receive any rebates for use of a Merck patented product by members of a plan we manage or administer if utilization controls not approved by Merck as eligible for rebates are implemented under the plan with respect to that Merck product and/or any competitive patented products. Merck has the right to determine whether the utilization controls that are currently or in the future implemented by plans we manage or administer are eligible for rebates. A decision by Merck not to approve all or some of these utilization controls could materially and adversely affect the amount of rebates we will be eligible to receive from Merck under the agreement. Under the agreement, with respect to the first and second quarters of 2003, Merck is still entitled to determine whether the plans we manage or administer implemented utilization controls during those quarters that restricted the use of a Merck patented product, encouraged the use of a competitive patented product or restricted the use of patented products in the therapeutic category that includes that Merck product. For the first quarter of 2003, to the extent Merck does not approve utilization controls implemented under plans we managed or administered or it is otherwise determined that we were not entitled to receive rebates which we believed we were entitled to receive for any use of Merck patented products, we could ultimately receive up to $10 million less in rebates than the amount reflected in our financial statements, possibly requiring us to record a charge to our future net income of up to the amount of any such shortfall. In addition, the rebates we receive for the second quarter of 2003 could be significantly less than we anticipate if similar adverse determinations are made with respect to that quarter.

Furthermore, if, as a result of any of the foregoing disqualifying circumstances, we become ineligible in any quarter to receive formulary access rebates for sales of one or more Merck patented products under a plan we manage or administer (but were eligible to receive formulary access rebates for sales of those Merck products during the preceding quarter) and the sales for those Merck patented products under the plan during the preceding quarter represented 20% or more of the total sales of all Merck patented products eligible for formulary access rebates under that plan, Merck may elect not to pay us any rebates for any sales of Merck patented products under that plan for that particular quarter.

We may not have sufficient influence over a plan to prevent circumstances from arising that would result in our being ineligible to receive any rebates for utilization of Merck patented products under the plan. The loss of a material amount of rebates from Merck in any quarter or year could have a material adverse effect on our business, financial condition and growth prospects.

Historically, Zocor has had the highest sales revenue of all Merck patented products within the plans we manage or administer and has accounted for a higher proportion of rebates we have received than any other Merck patented product. Accordingly, the utilization of Zocor under plans we manage or administer has contributed significantly to our ability to exceed the aggregate minimum market share differential and achieve at least the aggregate target market share differential. If utilization of Zocor decreases under the plans we manage or administer, or if Merck, in its sole discretion, withdraws Zocor from the terms of the managed care agreement (which it may generally do when, for two consecutive quarters, our aggregate market share differential does not exceed the aggregate target market share differential, as adjusted), the amount of rebates we receive from Merck may decline materially. In addition, Merck’s patent right with respect to Zocor is currently expected to expire in mid-2006, at which time we will no longer receive any rebates for utilization of Zocor. Although the aggregate target and minimum market share differentials will be adjusted at that time to exclude the effect of Zocor and ameliorate the impact on us of the expiration of the Zocor patent right, this adjustment will not replace the lost rebates attributable to Zocor.

Finally, the managed care agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers.

•	Under rebate arrangements with other pharmaceutical manufacturers, generally only the market share rebates we have an opportunity to earn are contingent upon achieving specified aggregate market share differentials for the manufacturers’ products. The managed care agreement, however, makes the level of all rebates dependent upon our maintaining specified aggregate market share differentials.

•	Liquidated damages provisions are not included under our agreements with other pharmaceutical manufacturers. Under the managed care agreement, however, if we fail to maintain the aggregate minimum market share differential in any quarter, we are required to pay to Merck, as liquidated damages, 50% of the additional revenue Merck would have received if we had achieved the aggregate minimum market share differential for that quarter.

•	Under rebate arrangements with other pharmaceutical manufacturers, the pharmaceutical manufacturers generally may not unilaterally withdraw a product from the terms of the rebate agreement, as Merck is generally entitled to do under the managed care agreement.

•	Other provisions of the managed care agreement absent from our agreements with other manufacturers include Merck’s unilateral right to terminate the agreement and our agreement to indemnify Merck for specified liabilities.

These provisions under the managed care agreement could substantially reduce our profitability and impair our financial condition. The terms and requirements of the agreement and consequences of noncompliance provided in the agreement are likely to have a more significant impact on the conduct of our business than those contained in agreements with other pharmaceutical manufacturers. Because of these provisions, if we breach the managed care agreement, the consequences may be more adverse to us than if we breach our agreements with other pharmaceutical manufacturers.

Compliance with our obligations under the managed care agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others.

To avoid losing rebates with respect to Merck patented products and paying substantial liquidated damages to Merck resulting from our failure to maintain the aggregate minimum market share differential under the agreement, we may have to take steps to comply with the agreement that create uncertainties and risks for our business relationships with other pharmaceutical manufacturers and with our clients. Our obligations under the managed care agreement may reduce our flexibility in negotiating agreements with other pharmaceutical manufacturers or our ability to earn rebates under agreements with them. Our obligations under the agreement may also make it more difficult for us to negotiate new agreements with our clients and may affect our competitive position.

Under the agreement, Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck patented product. If any of our major clients were to reach agreement directly with Merck, we could lose the opportunity to earn rebates with respect to sales of Merck patented products to that client’s members, and the adverse impact on our business and profitability could be significant.

If we do not realize anticipated rebates under our agreement with Merck, we may fail to meet financial performance standards that we have committed to achieve under certain plans we manage or administer, in which case we could incur substantial liabilities to those plans. As a result of our efforts to perform our obligations under the agreement, our competitive position could suffer and we may be unable to avoid reduction or elimination of our rebates under the agreement or the payment of liquidated damages.

Under the agreement, we are responsible for any liabilities to third parties arising from the performance of our obligations. While we do not believe that the agreement conflicts with any of our contractual obligations to third parties or with any laws or regulations applicable to our business, we are a party to a number of government investigations and legal proceedings and our adversaries may assert the contrary, potentially resulting in a less favorable outcome than we would otherwise expect. See “Business—Legal Proceedings and Government Investigations”.

Our managed care agreement with Merck contains provisions that may make it more difficult for us to sell stock or assets or for another company to acquire or merge with us.

Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenues, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenues or net income, or more than 5% of our assets on a book value or fair value basis, measured in each case as of the end of the quarter preceding the transaction, unless, at Merck’s election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates, that are substantially similar to our managed care agreement with Merck (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement). These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

Our executive officers and employees may have conflicts of interest because they own Merck stock or options to purchase Merck stock.

After the distribution, a number of our executive officers and other employees will continue to own Merck stock and options on Merck stock they acquired as employees of our company or Merck. As of July 1, 2003, our executive officers collectively beneficially owned 314,668 shares of Merck common stock (including phantom stock credited under the Merck Deferral Program) and options to purchase 2,105,722 shares of Merck common stock. Only a portion of these Merck stock options will be converted to Medco Health stock options in connection with the distribution. These ownership interests could create, or appear to create, potential conflicts of interest when these executive officers and other employees are faced with decisions that could have different implications for our company and Merck. See “Security Ownership of Certain Beneficial Owners and Management”.

The agreements we are entering into with Merck in connection with the distribution could restrict our operations.

In connection with the distribution, we and Merck are entering into a number of agreements that will govern our spin-off from Merck and our future relationship. Each of these agreements has been or will be entered into in the context of our relationship to Merck as a wholly owned subsidiary and our spin-off from Merck, and, accordingly, the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s-length negotiations with unaffiliated third parties. These agreements commit us to take actions, observe commitments and accept terms and conditions that are or may be advantageous to Merck but are or may be disadvantageous to us. The terms of these agreements will include obligations and restrictive provisions, including, but not limited to:

•	an agreement that restricts our ability, for a period of five years after the completion of the distribution, to engage in a business similar to the business of developing, manufacturing or marketing human or animal health products except to the extent these activities relate to the conduct of our PBM business. We will also be subject to some restrictions on our ability to make acquisitions of, and investments in, any company that conducts these prohibited activities or businesses. In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the date of the distribution, we will be required to provide Merck with a right of first offer to acquire those activities or businesses;

•	an agreement to indemnify Merck, its affiliates, and each of their respective directors, officers, employees, agents and representatives from certain liabilities arising out of some of the litigation we are involved in and all liabilities that arise from our breach of, or performance under, the agreements we are entering into with Merck in connection with the distribution and for any of our liabilities;

•	an agreement that we will not change our accounting principles for periods in which our financial results are included in Merck’s consolidated financial statements, unless we are required to do so to comply, in all material respects, with generally accepted accounting principles and SEC requirements. We will also agree to use Merck’s auditors for a period of time, use reasonable commercial efforts to have our annual audit completed on the same date as Merck’s annual audit and provide information and access to Merck and its auditors; and

•	an agreement with regard to tax matters between ourselves and Merck which restricts our ability to engage in certain strategic or capital raising transactions.

For a further discussion of our agreements with Merck, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Under some circumstances, we could be liable to Merck for certain tax liabilities.

Merck has received a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the distribution, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as a tax-free distribution under Section 355 and a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code. However, if certain events occur, including if 50% or more of our stock is acquired as part of a plan, or series of related transactions, that includes the spin-off, the distribution may become taxable to Merck. Under our tax responsibility allocation agreement with Merck, if we take actions that cause the distribution of our stock by Merck to its stockholders to fail to qualify as a tax-free transaction, we will be required to indemnify Merck for the resulting tax liability, which would be a material amount. Accordingly, we may be unable to engage in strategic or capital raising transactions that may be favorable to us, or to structure potential transactions in the manner most favorable to us.

Risks Relating to Arthur Andersen LLP

You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 financial statements included in this prospectus.

Arthur Andersen LLP, which audited our financial statements included in this prospectus for the year ended December 30, 2000, was convicted on June 15, 2002 of federal obstruction of justice arising from the government’s investigation of Enron Corp. Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the Securities and Exchange Commission, or SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report, dated April 8, 2002, on our 2000 financial statements included in this prospectus. You are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in these 2000 financial statements.

Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP’s consent to the inclusion of their report on our 2000 financial statements may impede our access to the capital markets after completion of this offering.

Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the year ending December 27, 2003 become available in the first quarter of 2004, the SEC’s current rules would require us to present audited financial statements for one year audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC ceases to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit our 2000 financial statements, which Arthur Andersen LLP originally audited.

Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the year ended December 30, 2000, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP’s participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC’s requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends”, “may”, “will”, “should”, “estimates”, “predicts”, “potential”, “continue” and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus. These factors include:

•	competition in the PBM industry and in the health care industry generally;

•	continued pressure on rebates from pharmaceutical manufacturers and margins in the PBM industry;

•	the impact on our business and competitive position of our managed care agreement with Merck;

•	our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients;

•	possible contractual or regulatory changes affecting pricing, rebates, discounts or other practices of pharmaceutical manufacturers;

•	risks associated with our relationship with and spin-off from Merck;

•	risks associated with our indebtedness and debt service obligations;

•	risks associated with our ability to continue to develop innovative programs and services;

•	governmental investigations and qui tam actions filed against us;

•	liability and other claims asserted against us;

•	risks related to bioterrorism and mail tampering;

•	risks related to rapid changes in technology and our ability to protect our technology and enforce our intellectual property and contract rights;

•	developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and the introduction of new drugs;

•	new or existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	the possibility of a material non-cash charge to income if our recorded goodwill is impaired;

•	legislative proposals that impact our industry or the way we do business; and

•	general economic and business conditions.

The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in our notes, you should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $                     million, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us. We intend to use all the net proceeds from this offering to pay a portion of the cash dividends aggregating $2 billion that we will pay to Merck prior to or concurrently with the completion of the distribution. The remaining amount of the cash dividends to Merck will be financed using our planned $100 million advance under the $500 million accounts receivable financing facility, $900 million of term loans under the $1,150 million senior secured credit facility and the settlement of our intercompany receivable from Merck. If the net intercompany receivable from Merck is less than approximately $500 million on July 31, 2003, we may draw a larger advance under our accounts receivable financing facility and draw advances under our revolving credit facility. As of the date of this prospectus, we have not determined the value of the intercompany receivable as of July 31, 2003.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Years Ended						Quarters Ended
	1998	1999	2000	2001	2002	Pro Forma Dec. 28, 2002(2)	March 30, 2002	March 29, 2003	Pro Forma March 29, 2003(2)
Ratio of earnings to fixed charges(1)	10.2	26.3	38.9	37.1	36.9	7.0	25.2	34.9	7.8

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).

(2)	The pro forma consolidated ratio of earnings to fixed charges gives effect to the issuance in this offering of $500 million aggregate principal amount of notes and the incurrence of an aggregate of $1,000 million of debt, comprised of our planned $100 million advance under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility, as if such debt was outstanding for the period indicated. To the extent that the proceeds of this offering, the term loans, our advance under the accounts receivable financing facility and the settlement of our intercompany receivable from Merck are insufficient to pay the cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution, we may draw a larger advance under our accounts receivable financing facility and draw advances under our revolving credit facility to cover the shortfall. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

CAPITALIZATION

The following table sets forth our capitalization (1) on an actual basis as of March 29, 2003, (2) as adjusted to give effect to the cash dividends payable aggregating $2 billion to Merck and (3) as adjusted to give effect to the dividend payments and to:

•	the settlement of our intercompany receivable from Merck at its value as of July 31, 2003; the value of the intercompany receivable as of June 28, 2003 was approximately $650 million and, as of the date of this prospectus, we have not determined the value of the intercompany receivable as of July 31, 2003;

•	the incurrence of an aggregate of $1,000 million of debt, and related debt issuance costs, comprised of the planned $100 million advance under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility to be entered into prior to or concurrently with the completion of the distribution; and

•	the issuance in this offering of $500 million aggregate principal amount of notes and related debt issuance costs.

This table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data”, “Unaudited Pro Forma Condensed Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus.

	As of March 29, 2003
	Actual	As adjusted for dividends payable only	As adjusted for dividend payments, settlement of intercompany receivable and debt
	(in millions)
Cash and cash equivalents	$7.7	$7.7	$206.6

Dividends payable	$—	$2,000.0	$—

Short-term debt	$—	$—	$100.0

Current portion of long-term debt	$—	$—	$11.3

Long-term debt:
Credit facility	$—	$—	$888.7
Notes	—	—	500.0

Total long-term debt	—	—	1,388.7

Total stockholder’s equity	6,737.6	4,737.6	4,737.6

Total capitalization	$6,737.6	$4,737.6	$6,126.3

We converted from a limited liability company to a Delaware corporation on May 21, 2002 and subsequently changed our name to Medco Health Solutions, Inc. As part of the conversion, we authorized 1,000,000,000 shares of common stock, $0.01 par value, and issued 270,000,000 shares of common stock to Merck. We also authorized 10,000,000 shares of preferred stock, $0.01 par value, none of which have been issued.

For information about options we may grant, see “Management—Executive Compensation”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes to our historical consolidated financial statements, each of which is included elsewhere in this prospectus. The unaudited consolidated statements of income data for 1998 and for the quarters ended March 30, 2002 and March 29, 2003, and the unaudited consolidated balance sheet data as of the last day of each of these periods are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated statements of income data for 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of the last day of each of these years are derived from our historical audited consolidated financial statements. The financial statements for 1999 and 2000 have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this prospectus. The financial statements for 2001 and 2002 have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report is included elsewhere in this prospectus.

The historical financial information is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Data”.

	As of and for the Years Ended					As of and for the Quarters Ended
	December 26, 1998	December 25, 1999	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in millions, except per share amounts)
Consolidated Statement of Income Data:
Product net revenues	$12,688.0	$16,675.4	$21,979.2	$28,709.3	$32,573.0	$7,929.0	$8,237.9
Service revenues	234.7	221.2	287.1	361.3	385.5	87.1	96.2

Total net revenues	12,922.7	16,896.6	22,266.3	29,070.6	32,958.5	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues	12,037.0	15,865.4	21,010.8	27,601.1	31,483.9	7,713.8	7,939.5
Cost of service revenues	76.3	106.1	143.4	185.6	173.8	44.0	45.1

Total cost of revenues	12,113.3	15,971.5	21,154.2	27,786.7	31,657.7	7,757.8	7,984.6
Selling, general and administrative expenses	417.9	415.1	483.1	578.4	587.7	135.2	163.0
Amortization of goodwill	99.1	99.1	103.3	106.9	—	—	—
Amortization of intangibles	82.9	82.9	84.0	84.9	84.9	21.2	23.6
Other (income) expense, net	(4.5)	(3.7)	(5.8)	(4.6)	7.9	(0.8)	(11.7)

Total cost of operations	12,708.7	16,564.9	21,818.8	28,552.3	32,338.2	7,913.4	8,159.5

Income before provision for income taxes	214.0	331.7	447.5	518.3	620.3	102.7	174.6
Provision for income taxes	130.6	179.7	230.7	261.7	258.7	43.1	72.6

Net income	$83.4	$152.0	$216.8	$256.6	$361.6	$59.6	$102.0

Earnings Per Share Data(2):
Basic and diluted net income per share	$0.31	$0.56	$0.80	$0.95	$1.34	$0.22	$0.38
Shares used in computing basic and diluted net income per share	270.0	270.0	270.0	270.0	270.0	270.0	270.0
Pro forma presentation assuming SFAS No. 142 was in effect for all periods(3):
Pro forma income before provision for income taxes	$313.1	$430.8	$550.8	$625.2	$620.3	$102.7	$174.6
Provision for income taxes	130.6	179.7	230.7	261.7	258.7	43.1	72.6

Pro forma net income	$182.5	$251.1	$320.1	$363.5	$361.6	$59.6	$102.0

Pro forma basic and diluted net income per share	$0.68	$0.93	$1.19	$1.35	$1.34	$0.22	$0.38
Consolidated Balance Sheet Data:
Working capital(4)	$726.2	$764.4	$868.3	$724.4	$1,171.5	$794.6	$1,309.1
Goodwill, net	$3,461.1	$3,362.1	$3,419.6	$3,310.2	$3,310.2	$3,310.2	$3,310.2
Intangible assets, net	$2,712.4	$2,629.5	$2,584.6	$2,499.7	$2,414.8	$2,478.5	$2,391.3
Total assets	$8,247.3	$8,464.4	$8,914.8	$9,251.8	$9,922.5	$9,504.6	$10,217.7
Total debt(5)	$—	$—	$—	$—	$—	$—	$—
Deferred tax liabilities	$1,195.7	$1,158.7	$1,144.1	$1,154.2	$1,197.7	$1,150.6	$1,182.2
Total stockholder’s equity	$6,063.4	$6,070.2	$6,358.3	$6,268.3	$6,635.6	$6,327.9	$6,737.6
Supplemental Information (Unaudited):
EBITDA(6)	$479.3	$591.5	$730.9	$836.6	$885.6	$161.3	$243.6
Net cash provided by operating activities	$433.0	$345.5	$365.5	$658.8	$470.3	$514.9	$516.7
Net cash (used by) investing activities	$(141.1)	$(195.0)	$(415.0)	$(330.2)	$(240.4)	$(69.3)	$(36.6)
Net cash (used by) provided by financing activities	$(309.1)	$(145.0)	$67.1	$(340.9)	$(231.8)	$(449.6)	$(486.8)
Estimated covered lives	50.6	52.3	65.0	65.0	64.0	65.0	62.0
Prescriptions administered	322.3	372.0	451.9	537.2	548.2	140.7	133.4
Home delivery	53.3	60.6	65.1	74.7	81.7	20.1	19.9
Retail	269.0	311.4	386.8	462.5	466.5	120.6	113.5

(See notes on following page)

Notes to Selected Historical Consolidated Financial and Operating Data

(1)	53 week fiscal year.
(2)	On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.
(3)	Effective December 30, 2001, we adopted SFAS No. 142. This pro forma financial information presents the impact of adopting SFAS No. 142 as if it had been adopted on December 28, 1997. The December 28, 2002 financial results and the March 30, 2002 and March 29, 2003 quarterly financial results already reflect the adoption of SFAS No. 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate comparisons with prior periods.
(4)	Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt, current portion of long-term debt and other current liabilities). As of each balance sheet date presented, we had no debt outstanding.
(5)	See “Unaudited Pro Forma Condensed Consolidated Financial Data”.
(6)	EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Management uses EBITDA as an indicator of our ability to generate cash from our reported operating results. This measurement is used in concert with cash flow from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies. The following table reconciles our reported net income to EBITDA for each of the respective periods.

	For the Years Ended						For the Quarters Ended
	December 26, 1998	December 25, 1999	December 30, 2000	December 29, 2001	December 28, 2002		March 30, 2002	March 29, 2003
	(in millions)
Net income	$83.4	$152.0	$216.8	$256.6	$361.6		$59.6	$102.0
Add (deduct):
Interest (income) expense, net	(4.5)	(3.7)	(5.8)	(4.6)	7.9	*	(0.8)	(0.7)
Provision for income taxes	130.6	179.7	230.7	261.7	258.7		43.1	72.6
Depreciation expense	87.8	81.5	101.9	131.1	172.5		38.2	46.1
Amortization expense	182.0	182.0	187.3	191.8	84.9		21.2	23.6

EBITDA	$479.3	$591.5	$730.9	$836.6	$885.6		$161.3	$243.6

*	Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in 2002.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the year ended December 28, 2002 and our unaudited consolidated interim financial statements for the quarter ended March 29, 2003, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this prospectus, as if those transactions had been completed at earlier dates:

•	the settlement of our intercompany receivable from Merck at its value as of July 31, 2003; the value of the intercompany receivable as of June 28, 2003 was approximately $650 million and, as of the date of this prospectus, we have not determined the value of the intercompany receivable as of July 31, 2003;

•	the incurrence of an aggregate of $1,000 million of debt, and related debt issuance costs, comprised of the planned $100 million advance under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility to be entered into prior to or concurrently with the completion of the distribution; and

•	the issuance in this offering of $500 million aggregate principal amount of notes and related debt issuance costs.

To the extent that the proceeds of this offering and the term loans, our planned $100 million advance under the accounts receivable financing facility and the settlement of our intercompany receivable from Merck are insufficient to pay the cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution, we may draw a larger advance under our accounts receivable financing facility and draw advances under our revolving credit facility to cover the shortfall, subject in each case to availability under those facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

The unaudited pro forma condensed consolidated statements of income assume that these transactions occurred as of December 30, 2001 and the unaudited pro forma condensed consolidated balance sheet assumes that these transactions occurred as of March 29, 2003.

You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The unaudited pro forma condensed consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information is not indicative of our future performance or what our results of operations would have been if we had been operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 30, 2001 or March 29, 2003, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company, which are described in Note 1 to the unaudited pro forma condensed consolidated statement of income.

We recorded gross rebates from Merck of $443.9 million during 2002 and $110.6 million during the first quarter of 2003. Through June 2002, these rebates were based upon an agreed-upon percentage rate applied to the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks. We are party to a five-year managed care agreement with Merck, which governs our ongoing rebate arrangements with Merck. The managed care agreement with Merck includes terms related to our commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been in effect for all of 2002, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various minimum or target market share levels set forth in that agreement. See “Risk Factors—Risks Relating to Our Relationship with and Spin-Off from Merck—Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels” and “Relationship Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Unaudited Pro Forma Condensed Consolidated Statements of Income

	Year Ended December 28, 2002					Quarter Ended March 29, 2003
	Historical	Adjustments		Pro Forma		Historical	Adjustments		Pro Forma
	(in millions, except per share amounts)

Product net revenues	$32,573.0			$32,573.0		$8,237.9			$8,237.9
Service revenues	385.5			385.5		96.2			96.2

Total net revenues	32,958.5			32,958.5		8,334.1			8,334.1

Cost of operations:
Cost of product net revenues	31,483.9			31,483.9		7,939.5			7,939.5
Cost of service revenues	173.8			173.8		45.1			45.1

Total cost of revenues	31,657.7			31,657.7		7,984.6			7,984.6
Selling, general and administrative expenses	587.7			587.7	(1)	163.0			163.0
Amortization of intangibles	84.9			84.9		23.6			23.6
Other (income) expense, net	7.9	$74.1	(2)	82.0		(11.7)	$18.1	(2)	6.4

Total cost of operations	32,338.2			32,412.3		8,159.5			8,177.6

Income before provision for income taxes	620.3			546.2		174.6			156.5
Provision for income taxes	258.7	(30.9	)(3)	227.8		72.6	(7.5	)(3)	65.1

Net income	$361.6			$318.4		$102.0			$91.4

Basic and diluted earnings per share(4):
Net income per share	$1.34			$1.18		$0.38			$0.34
Weighted average shares outstanding	270.0			270.0		270.0			270.0

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

(1)	In 2002, Merck allocated to us $27.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.
(2)	Includes estimated annual interest expense of $74.1 million related to $1,500 million of indebtedness that we expect to incur prior to or concurrently with the completion of the distribution, at an estimated weighted average annual interest rate of 4.94%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facilities. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $3.8 million. We may incur additional interest expense if we draw down under the $250 million revolving credit facility or draw down further under the $500 million accounts receivable financing facility that we expect to enter into prior to or concurrently with the completion of the distribution.
(3)	Represents estimated tax benefit related to the estimated interest expense discussed in Note 2 above at our combined effective rate of 41.7% for the year ended December 28, 2002 and 41.6% for the quarter ended March 29, 2003.
(4)	On May 21, 2002 we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 29, 2003

	Historical	Adjustments		Pro Forma
	(in millions)
Assets:
Cash and cash equivalents	$7.7	$198.9	(1)	$206.6
Accounts receivable, net	1,531.1			1,531.1
Due from Merck, net	718.6	(718.6	)(2)	—
Inventories, net	932.6			932.6
Deferred tax assets	238.5			238.5
Other current assets	139.5			139.5
Property and equipment, net	816.2			816.2
Goodwill, net	3,310.2			3,310.2
Intangibles, net	2,391.3			2,391.3
Other noncurrent assets	132.0	19.7	(3)	151.7

Total assets	$10,217.7			$9,717.7

Liabilities and Equity:
Claims and accounts payable	$1,959.7			$1,959.7
Short-term debt	—	100.0	(4)	100.0
Current portion of long-term debt	—	11.3	(4)	11.3
Other current liabilities	299.2			299.2
Long-term debt	—	1,388.7	(4)	1,388.7
Deferred tax liabilities	1,182.2			1,182.2
Other noncurrent liabilities	39.0			39.0
Total stockholder’s equity	6,737.6	(2,000.0	)(5)	4,737.6

Total liabilities and stockholder’s equity	$10,217.7			$9,717.7

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 29, 2003

(1)	Represents the net effect on cash and cash equivalents of the other pro forma adjustments.
(2)	The net balance of intercompany receivables from Merck as of December 29, 2001 is included in total stockholder’s equity. From December 30, 2001 through the date we complete the distribution, we are recording intercompany transactions with Merck in “Due from Merck, net”. On May 21, 2002, in conjunction with our conversion to a corporation, we satisfied in full our gross intercompany receivable and payable with Merck by netting the balances as of that date into a net receivable due from Merck. The balance in “Due from Merck, net” will be settled on the distribution date.
(3)	We will record approximately $19.7 million in debt issuance costs in connection with the incurrence of the debt described in Note 4 below.
(4)	Prior to or concurrently with the completion of the distribution, we intend to incur $100 million in short-term indebtedness and $1,400 million in long-term indebtedness, of which $11.3 million represents the current portion. We may incur additional indebtedness if we draw down under the $250 million revolving credit facility or draw down further under the $500 million accounts receivable financing facility that we expect to enter into prior to or concurrently with the completion of the distribution.
(5)	Represents the impact on equity associated with the payment of the cash dividends aggregating $2 billion to Merck.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and other sections in this prospectus.

Basis of Presentation

Our consolidated financial statements reflect our historical results of operations and cash flows during each respective period. We prepared our historical financial statements using Merck’s historical basis in the assets and liabilities and the results of our operations. They also include allocations of expenses Merck incurred. These expenses include expenses for consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. We made these expense allocations on a basis that we, along with Merck, considered to be reasonable reflections of the utilization of services that Merck provided to us. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. For a discussion of the costs associated with operating as a separate company, see  “—Results of Operations”.

On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. For financial reporting purposes, we calculated income tax expense and deferred income tax balances as if we were a separate company and had prepared our own separate tax returns as a corporation during the periods presented.

The financial information included in this prospectus is not indicative of our consolidated financial position, operating results, changes in equity and cash flows for any future period, or what they would have been had we operated as a separate company during the periods presented.

Overview

We are the nation’s largest PBM based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies.  We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

We manage our business as a single operating segment, which primarily consists of sales of prescription drugs to members of clients either through our home delivery pharmacies or through our networks of contractually affiliated retail pharmacies. We offer fully integrated pharmacy benefit management services to substantially all of our clients and their members, offering members the convenience of obtaining their prescription medications either through home delivery or retail. The pharmacy benefit management services we provide to our clients are delivered and managed under a single contract for each client.

Rebate contracts with pharmaceutical manufacturers of brand drugs are negotiated on an enterprise-wide level based on the consolidated home delivery and retail prescription volumes we process. We believe the level of rebates we are able to negotiate significantly benefits from our substantial home delivery volume because we are able to achieve a higher level of formulary compliance in home delivery than in retail. This higher level of compliance is due to our ability to contact the physician and encourage prescribing of formulary medications prior to the dispensing of the prescription. As a result, although the rebate contracts generate rebates on home delivery and retail prescriptions equally on the basis of drug cost, it is not practicable to determine the true value of rebates earned specifically on home delivery or retail prescription volume.

Certain elements of our cost structure are identifiable between home delivery and retail. In the case of home delivery, we are able to identify the costs to operate our home delivery pharmacies, and inventory procurement costs. In the case of retail, we are able to separately identify the drug ingredient costs and professional fees we pay to retail pharmacies in our networks of affiliated pharmacies. It is not practicable to separately identify certain other costs, the most substantial of which are our call center costs relating to home delivery and retail. Calls from members may relate to general plan design or any combination of home delivery and retail prescriptions. Additionally, our selling, general and administrative expenses are incurred on an enterprise-wide level.

As a result of the nature of our integrated pharmacy benefit management services and contracts, the chief operating decision maker views Medco Health as a single segment enterprise for purposes of making decisions about resource allocations and in assessing our performance.

We operate in a very competitive market that is characterized by increasing pricing and margin pressures as clients seek to control the growth in the cost of providing prescription drug benefits to their members.

Our net revenues are derived primarily from the sale of prescription drugs through our home delivery pharmacies and through our networks of contractually affiliated retail pharmacies and are recorded net of certain rebates and guarantees payable to clients. For further details see our critical accounting policies included in “—Use of Estimates and Critical Accounting Policies” below and the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Our cost of revenues relating to drugs dispensed by our home delivery pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated depreciation. Cost of revenues for prescriptions filled through our network of retail pharmacies includes the contracted cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. The operating costs of our call center pharmacies are also included in cost of revenues. In addition, cost of revenues for both home delivery sales and retail sales includes a credit for rebates earned from pharmaceutical manufacturers whose drugs are included in our formularies. Price increases by manufacturers and wholesalers for pharmaceuticals have generally been recovered from our clients under our client contracts but could prevent us from satisfying contracts with guaranteed cost savings if the result is an overall increase in the cost of the drug plan to our client. Our home delivery inventory purchasing discounts on generic drugs allow us to generate a higher generic product margin in home delivery than in retail, while our clients also obtain a benefit through lower overall drug cost. The higher profit potential associated with generic drugs in home delivery is a key driver of our strategy to encourage the use of home delivery.

Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing customer relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations and other staff activities. Our historical financial statements also include allocations of costs relating to certain corporate functions historically provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During the period from July 1, 2002 to March 31, 2003, we began to assume responsibility for these previously allocated services. These allocated expenses are not necessarily indicative of the higher expenses we expect to incur in the future in connection with these corporate functions as a separate company. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. For information on our expected incremental selling, general and administrative expenses after the distribution, see Note 1 to the Unaudited Pro Forma Condensed Consolidated Statement of Income included under “Unaudited Pro Forma Condensed Consolidated Financial Data”.

We began providing pharmacy benefit management services in the second quarter of 2000 to UnitedHealth Group under a five-year contract. Revenues from UnitedHealth Group, which is currently our largest client, amounted to approximately $1,300 million, or 6%, of our net revenues in 2000, approximately $4,600 million, or 16%, of our net revenues in 2001, and approximately $5,300 million, or 16%, of our net revenues in 2002. This agreement will expire on December 31, 2005. None of our other clients individually represented more than 10% of our net revenues in 2002.

Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In each year from 1998 through 2002, we retained clients accounting for at least 94% of our net revenues. We expect our client retention rate to decline to 93% in 2003 as a result of some larger clients not renewing contracts with us. Covered lives under our clients’ plans decreased from approximately 65 million as of December 29, 2001 to approximately 64 million as of December 28, 2002 and to approximately 62 million as of March 29, 2003.

In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon, a client that represented approximately 3% of our net revenues in 2002, was acquired by Anthem, Inc. in 2002. Trigon’s decision to terminate its contract with us as of the end of 2003 will adversely affect our earnings beginning in 2004.

Our total prescription volumes declined 5% from the first quarter of 2002 to the first quarter of 2003 due to client terminations. We expect our total annual prescription volumes in 2003 to be lower than our total annual prescription volumes in 2002.

Our key assets include accounts receivable, inventories, fixed assets, goodwill and intangibles. Accounts receivable represent amounts due from clients for prescriptions shipped to members from our home delivery pharmacies or dispensed from retail pharmacies in our networks, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. Accounts receivable also include amounts due from pharmaceutical manufacturers for earned rebates and other fees. Inventories reflect the cost of prescription products held for dispensing by our home delivery pharmacies and are recorded on a first-in, first-out basis. Fixed assets include our investment in home delivery pharmacies, call center pharmacies, and information technology, including capitalized software development. The net goodwill of $3,310 million and intangible assets of $2,391 million as of March 29, 2003 are comprised primarily of the push-down of goodwill and intangibles related to Merck’s acquisition of us in 1993 and, to a significantly lesser extent, our acquisition of ProVantage Health Services, Inc., or ProVantage, in 2000. See “Risk Factors—Risks Relating to Our Business—We could be required to record a material non-cash charge to income if our recorded goodwill is impaired”.

Liabilities primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, amounts payable for home delivery prescription inventory purchases and other accruals and liabilities incurred in the normal course of business.

We conduct our operations in one segment of the PBM industry, which involves sales of prescription drugs to members of our clients, either by our home delivery pharmacies or through our networks of contractually affiliated retail pharmacies, and in one geographic region, the United States and Puerto Rico. Services to clients are delivered and managed under a single contract for each client.

We do not have any off-balance sheet entities. On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of our then-planned $1,000 million notes offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of $7 million. Except for these two agreements, we have not engaged in material transactions involving derivative financial instruments.

Our fiscal year ends on the last Saturday in December, and our fiscal quarters end on the last Saturday in March, June, September or December. Fiscal years 1998, 1999, 2001 and 2002 each consisted of 52 weeks, and fiscal year 2000 consisted of 53 weeks.

The term “drug spend” used in this discussion refers to aggregate drug expenditure amounts based on retail prices paid by consumers and plan sponsors.

Use of Estimates and Critical Accounting Policies

Use of Estimates.    The preparation of consolidated financial statements requires companies to include certain amounts that are based on management’s best estimates and judgments. In preparing the consolidated financial statements, management reviewed the accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates. We discuss the impact and any associated risks related to these policies on our business operations throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Critical Accounting Policies.    We describe below what we believe to be our critical accounting policies.

Revenue recognition.    Our revenues are derived principally from sales of prescription drugs to members of our clients, either through our home delivery pharmacies or our networks of contractually affiliated retail pharmacies. We recognize these revenues when the prescriptions are dispensed through our home delivery pharmacies or retail pharmacies in our contractually affiliated networks. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients’ drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19 “Reporting Gross Revenue as a Principal vs. Net as an Agent” in most of our transactions with customers. Our responsibilities under our client contracts include validating that the patient is a member of the client’s plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the co-payment due from the patient, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our home delivery pharmacies and our retail network contracts where we are the principal, on a gross reporting basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (co-payment) plus our administrative fees. Although we do not have credit risk with respect to retail co-payments, all of the above indicators of gross treatment are present. In addition, we view these co-payments as a mechanism that we negotiate with our clients to help them manage their retained prescription drug spending costs, and the level of co-payments does not affect our rebates or margin on the transaction.

Where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.

We deduct from our revenues the manufacturers’ rebates we pay to our clients when our clients earn these rebates. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the portion of those claims on which our clients can earn rebates. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances, payments made under risk-sharing agreements with clients and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them against revenue over the life of the contract only if these payments are refundable upon cancellation or relate to non-cancelable contracts. In the limited instances where we enter into risk-sharing agreements whereby we agree to share in the risk of a client’s drug trend increasing above certain levels, we determine on a regular basis any potential deduction from revenue by comparing the client’s increase in drug spending for that period against a specified contractual or indexed target rate. Where the client’s rate of increase exceeds that target, we calculate a deduction from revenue in accordance with the terms of the contract, up to the contractual cap on our liability. We manage our risk from this type of arrangement by restricting the number of client contracts that include risk sharing, capping our responsibility under these provisions and requiring the client to implement drug cost management programs. Accordingly, our exposure under risk-sharing arrangements is not material to our financial position or liquidity.

Rebates receivable and payable.    Rebates receivable from pharmaceutical manufacturers are earned based upon dispensing of prescriptions at either home delivery pharmacies or pharmacies in our retail networks, are recorded as a reduction of cost of revenues and are included in accounts receivable. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by our home delivery pharmacies, or dispensed by one of the pharmacies in our retail networks, by the contractually agreed manufacturer rebate amount. We revise rebates receivable estimates to actual, with the difference recorded to cost of revenues, when final rebatable prescriptions are calculated, and rebates are billed to the manufacturer generally 45 to 90 days subsequent to the end of the applicable quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to our results of operations. Rebates earned by Medco Health from pharmaceutical manufacturers, including Merck, totaled $1,969 million in 2000, $2,535 million in 2001 and $2,465 million in 2002. Rebates payable to clients are estimated and accrued as a reduction in accounts receivable, net, based upon the prescription drugs dispensed by our home delivery pharmacies, or dispensed by one of the pharmacies in our retail networks. Rebates are paid to clients based on actual drug spend on a quarterly basis after collection of rebates receivable from manufacturers at which time rebates payable are revised to reflect amounts due. Typically, our client contracts give the client the right to audit our calculation of rebates owed to the client. To date, adjustments related to client audits have not been material.

Contract profitability.    We monitor contract profitability periodically throughout the term of each contract and if the contract would result in a loss over its total life, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

Allocations from Merck.    Our historical financial statements include allocations of certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, the effort expended by Merck for us as compared to its other operations, or other reasonable methods. We and Merck consider these allocations to be reasonable reflections of the utilization of services provided to us. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses.

Income taxes.    We account for income taxes under SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109). Accordingly, we calculated income tax expense and the deferred income tax balances in the consolidated financial statements as if we had been taxed separately and had prepared our own separate tax returns as a corporation. Prior to May 21, 2002, we were structured as a single member limited liability company with Merck as the sole member. Effective May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck has been taxed on our taxable income as part of Merck’s consolidated tax return, with our liabilities for income taxes being reflected in “Due from Merck, net”. Subsequent to the distribution, we will continue to provide for and, in addition, will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement.

Property and equipment.    We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

Software developed for internal use.    We invest significantly in developing software to meet the needs of our clients. We have adopted American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

Goodwill and intangible assets.    Goodwill primarily represents the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993, and, to a significantly lesser extent, our acquisition of ProVantage in 2000. Effective December 30, 2001, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142). SFAS No. 142 requires us to cease amortization of goodwill and to test goodwill for impairment upon adoption and at least annually thereafter. To determine whether goodwill has been impaired, we must first determine the fair value of the company. This determination involves significant judgment. If we conclude that our fair value is less than our book value, SFAS No. 142 requires us to allocate our fair value to our assets and liabilities as if we had been acquired at that fair value. We must record an impairment charge to the extent recorded goodwill exceeds the amount of goodwill resulting from this allocation. We tested our goodwill upon adoption of SFAS No. 142 and as of September 30, 2002 and determined that goodwill was not impaired.

Once trading in our common stock begins, we will consider the market price of our common stock as a factor in determining our fair value. Should we determine that our fair value is less than our book value, we would be required to allocate this fair value to our assets and liabilities as if we had been acquired at this fair value. To the extent that this allocation results in goodwill that is lower than the recorded amount, we would record an impairment charge. The value of our customer and other relationships has increased considerably since Merck acquired us in 1993. As a result, any allocation under SFAS No. 142 would likely assign a greater value to these intangible assets and substantially less, if any, value to goodwill. While SFAS No. 142 would require us to record the impairment to goodwill, it would not permit us to record any increase in value of the intangible assets. As a result, if we determine that our fair value is less than our book value, our impairment measured under SFAS No. 142 may result in a material non-cash charge to income that could substantially exceed the difference between our book value and fair value.

Our intangible assets primarily represent the value of customer relationships that was recorded at the time of the Merck acquisition. These assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. The most recent impairment test was performed as of December 28, 2002 and the intangible assets were determined not to be impaired. In addition, we continually evaluate the amortizable lives of our intangible assets to ensure they reflect current circumstances. Until December 28, 2002, the intangible assets from the Merck acquisition were being amortized over a weighted average useful life of 38 years. During the first quarter of 2003, we performed a re-evaluation of the useful life of these intangible assets taking into account historical turnover experience, including recent losses of clients, and expected future losses. As a result of this review, the weighted average useful life was revised to 35 years effective as of December 29, 2002, with the annual intangible amortization expense increasing by approximately $9 million.

Pension and Other Postretirement Benefit Plans.    Net pension and other postretirement benefit cost totaled $24.1 million in 2001 and $32.7 million in 2002. Pension and other postretirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions including a discount rate for plan benefit obligations and an expected rate of return on pension plan assets.

We reassess our benefit plan assumptions on a regular basis. For both the pension and other postretirement benefit plans, the discount rate is evaluated annually and modified to reflect the prevailing market rate at the end of our fiscal year of a portfolio of high-quality (AA and above) fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At December 28, 2002, we changed the discount rate to 6.5% from 7.25% for our pension and other postretirement benefit plans.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, we consider long-term compound annualized returns of historical market data as well as historical actual returns on our plan assets. Using this reference information, we develop forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. As a result of this analysis, for 2003, we changed the expected rate of return from 10.0% to 8.75% for our pension plan.

The targeted investment portfolio of our pension plan is allocated 45% to 60% in U.S. equities, 20% to 30% in international equities, 13% to 16% in fixed income instruments, 4% to 6% in real estate, and up to 8% in cash and other investments. We believe the portfolio’s equity weighting is consistent with the long-term nature of the plan’s benefit obligation, and the expected annual standard deviation of returns of the targeted portfolio, which approximates 13%, reflects this equity allocation. At December 31, 2002, the cash component of the actual investment portfolio was slightly in excess of the targeted allocation. This excess has been subsequently reinvested according to the targeted allocation.

Holding all other assumptions constant, the 2003 net pension and other postretirement benefit cost for our plans is expected to increase by approximately $6.0 million, of which $5.0 million is attributable to the lower discount rate and approximately $1.0 million is attributable to the lower expected rate of return.

Actuarial assumptions are based on management’s best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $1.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $0.2 million favorable (unfavorable) impact on net pension cost. We do not expect to have a minimum pension funding requirement under the Internal Revenue Code during 2003. The preceding hypothetical changes in discount rate and expected rate of return assumptions would not impact our funding requirements. Under assumptions used to develop our financial statements, the pension plan has a projected benefit obligation of $81.8 million and assets of $80.5 million at December 28, 2002. The postretirement benefit obligation was $104.2 million at December 28, 2002 and the benefit was unfunded.

Unrecognized net gain/loss amounts reflect experience differentials relating to differences between expected and actual returns on plan assets, differences between expected and actual health care cost increases, as well as the effects of changes in actuarial assumptions. Expected returns are based on the market value of assets. Total unrecognized net gain/loss amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit cost over the average remaining service life of employees. Amortization of total unrecognized net losses for our plans at December 31, 2002 is expected to increase net pension and other postretirement benefit cost by approximately $2.0 million in 2003. See “Risk Factors—As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Health Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate.”

Legal contingencies.    We are currently involved in various legal proceedings. We have considered these proceedings in determining the necessity of any reserves for losses that are probable and reasonably estimable. Our estimates of necessary reserves have been developed in consultation with outside counsel assisting in the defense of these matters and are based upon an analysis of the potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or liquidity as set forth in our consolidated financial statements for the year ended December 28, 2002. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of these matters or by changes in our assumptions or our strategies related to these proceedings.

Results of Operations

The following tables set forth, for the periods indicated, actual results and the percentage relationship to net revenues:

	Years Ended			Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in millions)
Product net revenues	$21,979.2	$28,709.3	$32,573.0	$7,929.0	$8,237.9
Service revenues	287.1	361.3	385.5	87.1	96.2

Total net revenues	22,266.3	29,070.6	32,958.5	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues	21,010.8	27,601.1	31,483.9	7,713.8	7,939.5
Cost of service revenues	143.4	185.6	173.8	44.0	45.1

Total cost of revenues	21,154.2	27,786.7	31,657.7	7,757.8	7,984.6
Selling, general and administrative expenses	483.1	578.4	587.7	135.2	163.0
Amortization of goodwill	103.3	106.9	—	—	—
Amortization of intangibles	84.0	84.9	84.9	21.2	23.6
Other (income) expense, net	(5.8)	(4.6)	7.9	(0.8)	(11.7)

Total cost of operations	21,818.8	28,552.3	32,338.2	7,913.4	8,159.5

Income before provision for income taxes	447.5	518.3	620.3	102.7	174.6
Provision for income taxes	230.7	261.7	258.7	43.1	72.6

Net income	$216.8	$256.6	$361.6	$59.6	$102.0

	Years Ended			Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(percentage of net revenues)
Product net revenues	98.7%	98.8%	98.8%	98.9%	98.8%
Service revenues	1.3%	1.2%	1.2%	1.1%	1.2%

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of operations:
Cost of product net revenues	94.4%	94.9%	95.5%	96.2%	95.2%
Cost of service revenues	0.6%	0.6%	0.5%	0.5%	0.5%

Total cost of revenues	95.0%	95.6%	96.0%	96.8%	95.7%
Selling, general and administrative expenses	2.2%	2.0%	1.8%	1.7%	2.0%
Amortization of goodwill	0.5%	0.4%	—	—	—
Amortization of intangibles	0.4%	0.3%	0.3%	0.3%	0.3%
Other (income) expense, net	0.0%	0.0%	0.0%	0.0%	(0.1)%

Total cost of operations	98.0%	98.2%	98.1%	98.7%	97.9%

Income before provision for income taxes	2.0%	1.8%	1.9%	1.3%	2.1%
Provision for income taxes	1.0%	0.9%	0.8%	0.5%	0.9%

Net income	1.0%	0.9%	1.1%	0.7%	1.2%

(1)	53 week fiscal year.

Results of Operations for the Quarters Ended March 30, 2002 and March 29, 2003

Total net revenues for the first quarter of 2003 of $8,334 million exceeded the first quarter of 2002 by $318 million, or 4.0%, as a result of the 3.9% growth in product net revenues to $8,238 million in the first quarter of 2003. Product net revenues for the first quarter of 2003 are comprised of $5,484 million in retail net revenues and $2,754 million in home delivery net revenues representing increases over the first quarter of 2002 of $24 million and $285 million, respectively. Retail product net revenues include co-payments of approximately $1,677 million in the first quarter of 2003 and approximately $1,640 million in the first quarter of 2002. The $24 million increase in retail net revenues in the first quarter of 2003 was attributable to net price increases of $345 million offset by a $321 million decrease due to a 5.9% reduction in prescription volumes. Retail price increases of $442 million were primarily due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand prescription base, and were partially offset by $97 million due to steeper pricing discounts, higher rebates offered to clients, and greater representation in the overall product mix of generic drugs, which are more steeply discounted. The $285 million increase in home delivery net revenues in the first quarter of 2003 was attributable to net price increases of $299 million offset by a $14 million decrease due to a 1.0% reduction in prescription volumes. Home delivery price increases of $299 million were substantially due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand prescription base.

Generic drug usage increased from 39.5% of total prescriptions dispensed in the first quarter of 2002 to 43.6% in the first quarter of 2003. The lower prescription volumes were due to a 9.2% decline from client terminations, offset by a 4.0% increase from higher prescription drug utilization. Home delivery prescription volume of approximately 20 million prescriptions in the first quarter of each of 2002 and 2003 increased as a percentage of total prescription volume, including retail prescriptions, from 14.3% in the first quarter of 2002 to 14.9% in the first quarter of 2003, primarily as a result of changes in client plan designs to encourage home delivery usage and the continued increase of home delivery utilization from existing clients.

The 10.4% or $9 million increase in service revenues to $96 million in the first quarter of 2003 was attributable to higher sales of prescription services and data to pharmaceutical manufacturers and other customers of $16 million, partially offset by a $7 million reduction from decreasing client administrative fees on a per prescription basis and the impact of lower total prescription volume.

Total cost of revenues for the first quarter of 2003 of $7,985 million exceeded the first quarter of 2002 by $227 million, or 2.9%, as a result of the 2.9% increase in the cost of product net revenues to $7,940 million in the first quarter of 2003. Cost of product net revenues includes amounts representing retail co-payments of approximately $1,677 million in the first quarter of 2003 and approximately $1,640 million in the first quarter of 2002. Cost of product net revenues increased at a lower rate than product net revenues largely due to increased usage of lower cost generic products and higher rebates earned from pharmaceutical manufacturers, which totaled $704 million in the first quarter of 2003 compared to $585 million in the first quarter of 2002. Rebates earned in the first quarter of 2002 were the lowest of all four quarters in 2002 as a result of higher market share requirements in re-negotiated multi-year pharmaceutical manufacturer contracts. In addition to reflecting earned rebates at a consistent level with those earned in the last three quarters of 2002, rebates earned in the first quarter of 2003 also reflect the impact of higher levels of rebates due to new products and re-negotiated terms on existing products. Cost of product net revenues also increased as a result of costs of $9 million to implement new pharmacy call center member servicing capabilities, and severance costs of $8 million and asset impairment charges of $5 million associated with closing the Mechanicsburg, Pennsylvania pharmacy, which was completed during the second quarter of 2003. The 2.4%, or $1 million, increase in cost of service revenues was lower than the rate of growth experienced in service revenue largely due to cost savings initiatives such as labor efficiencies and savings on member communication materials totaling $3 million, largely offsetting the overall $4 million increase in program costs.

Gross margin (defined as net revenues minus cost of revenues) in the first quarter of 2003 of $349 million reflects a $91 million, or 35.3%, increase compared to the first quarter of 2002. The gross margin percent on net revenues in the first quarter of 2003 was 4.2%, compared to 3.2% in the first quarter of 2002. The gross margin percent on product net revenues in the first quarter of 2003 was 3.6%, compared to 2.7% in the first quarter of 2002, and 3.3% for the full year 2002. The product margin increase of $83 million in the first quarter of 2003 reflects a $121 million impact from the higher share of generic prescription dispensing in our home delivery pharmacies and the earned pharmaceutical manufacturer rebates and other items amounting to $6 million, offset by $22 million from continued pricing pressures and the $22 million in the other costs discussed above. In addition, our investments in technology over the past several years have resulted in increased depreciation charges, growing from $11 million in the first quarter of 2002 to $16 million in the first quarter of 2003. In an effort to respond strategically to these margin pressures, we have enhanced productivity by using technology to improve operational efficiencies in prescription processing and dispensing and pharmacy call center operations. The gross margin percentage on service revenues in the first quarter of 2003 was 53.1%, compared to 49.5% in the first quarter of 2002 due to increased revenue combined with the cost savings initiatives described above.

Selling, general and administrative expenses for the first quarter of 2003 of $163 million exceeded the first quarter of 2002 by $28 million, or 20.6%. These expenses increased from 1.7% of net revenues in the first quarter of 2002 to 2.0% in the first quarter of 2003 due to increased expenses related to information systems technology of $19 million, increased expenses of $5 million associated with our anticipated operation as a separate company and other fees and expenses of $10 million. These increases were partially offset by a $6.5 million decrease in costs allocated from Merck. Selling, general and administrative expenses include costs allocated to us by Merck of $6.9 million for the first quarter of 2002 and $0.4 million for the first quarter of 2003. See “—Results of Operations for 2000, 2001 and 2002”.

Amortization of intangible assets was $24 million in the first quarter of 2003, $2 million higher than the first quarter of 2002 because of a re-evaluation of the useful life of the intangible assets created at the time of the Merck acquisition, as described under “—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies—Goodwill and intangible assets”.

Other (income) expense, net was $(11.7) million in the first quarter of 2003 and $(0.8) million in the first quarter 2002. The first quarter of 2003 includes a one-time gain of $11.0 million from the sale of a minority equity investment in a non-public company. In addition, the first quarters of 2003 and 2002 include interest income primarily generated by short-term investments in marketable securities.

For financial reporting purposes, we calculate our tax provision and related deferred tax accounts in our financial statements on a separate return basis. The effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased marginally to 41.6% in the first quarter of 2003, compared to 42.0% in the first quarter of 2002. This reduction resulted from cost controls designed to reduce non tax deductible expenses.

Net income as a percentage of net revenues was 1.2% in the first quarter of 2003 compared to 0.7% in the first quarter of 2002 as a result of the above factors.

Results of Operations for 2000, 2001 and 2002

Total net revenues for 2001 of $29,071 million exceeded 2000 by $6,804 million, or 30.6%, and total net revenues for 2002 of $32,959 million exceeded 2001 by $3,888 million, or 13.4%, primarily as a result of growth of product net revenues. Product net revenues totaled $21,979 million in 2000, $28,709 million in 2001 and $32,573 million in 2002. Product net revenues are comprised of $14,814 million in retail net revenues and $7,165 million in home delivery net revenues in 2000, $19,860 million in retail net revenues and $8,849 million in home delivery net revenues in 2001 and $22,061 million in retail net revenues and $10,512 million in home delivery net revenues in 2002. Retail net revenues include co-payments of approximately $4,036 million in 2000, approximately $5,537 million in 2001 and approximately $6,457 million in 2002. The $5,046 million increase in retail net revenues in 2001 was attributable to volume increases of $2,901 million and net price increases of $2,145 million. The $2,201 million increase in retail net revenues in 2002 was attributable to volume increases of $171 million and net price increases of $2,030 million. Retail price increases of $2,425 million in 2001 and $2,262 million in 2002 were primarily due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand name prescription base. The price increases were partially offset by $280 million in 2001 and $232 million in 2002 due to steeper pricing discounts, higher rebates offered to clients and increased generic drug usage. The $1,684 million increase in home delivery net revenues in 2001 was attributable to volume increases of $1,057 million and net price increases of $627 million. The $1,663 million increase in home delivery net revenues in 2002 was attributable to volume increases of $832 million and net price increases of $831 million. Home delivery price increases of $810 million in 2001 and $1,154 million in 2002 were primarily due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand name prescription base. The price increases were partially offset by $183 million in 2001 and $323 million in 2002 due to steeper pricing discounts, higher rebates offered to clients and increased generic drug usage.

Generic drug usage increased from 36.0% of total prescriptions dispensed in 2000 to 38.5% in 2001 and 40.5% in 2002. Prescription volume increased 18.8% to 537 million in 2001, reflecting a 14.7% increase in home delivery prescription volume and a 19.6% increase in retail prescription volume. Prescription volume increased 2.0% to 548 million in 2002, reflecting a 9.4% increase in home delivery prescription volume while retail prescription volume remained approximately unchanged. Higher prescription drug utilization contributed to increased volumes. The addition of UnitedHealth Group as a client in the second quarter of 2000 and the acquisition of ProVantage in June 2000 also contributed to the increase in prescription volumes and product revenues from 2000 to 2001.

Service revenues totaled $287 million in 2000, $361 million in 2001 and $386 million in 2002. The 2001 increase was due to $64 million in increased sales of prescription services and data to pharmaceutical manufacturers and other customers and $24 million in increased client administrative fees resulting from higher prescription volumes, partially offset by $14 million from decreasing client administrative fees on a per prescription basis. The 2002 increase resulted primarily from higher sales of prescription services and data to pharmaceutical manufacturers of $34 million, partially offset by an $11 million decline from decreasing client administrative fees on a per prescription basis.

Increases in utilization, changes in drug mix and inflation generated approximately 14.0% of the percentage change of product net revenues growth in 2001 compared to 2000, and 12.9% in 2002 compared to 2001. The acquisition of ProVantage in mid-year 2000 generated more than 2.0% of the percentage change of 2001 product net revenues growth over 2000. Home delivery prescription volume as a percentage of total volume including retail prescriptions approximated 14.0% in both 2000 and 2001, and approached 15.0% in 2002.

Total cost of revenues for 2001 of $27,787 million exceeded 2000 by $6,633 million, or 31.4%, and cost of revenues for 2002 of $31,658 million exceeded 2001 by $3,871 million, or 13.9%, primarily as a result of the 31.4% growth of cost of product net revenues in 2001 and the 14.1% growth of cost of product net revenues in 2002. Total cost of revenues includes cost of product net revenues of $21,011 million in 2000, $27,601 million in 2001 and $31,484 million in 2002. Included in cost of product net revenues are amounts representing retail co-payments of approximately $4,036 million in 2000, approximately $5,537 million in 2001 and approximately $6,457 million in 2002. Costs of revenues in 2001 and 2002 increased due to the business results addressed in the product net revenues discussion above. In addition, costs were further impacted early in 2002 by operating costs resulting from new business initiated at the beginning of the year, and reduced levels of earned rebates from pharmaceutical manufacturers. These rebates totaled $1,969 million in 2000, $2,535 million in 2001, and $2,465 million in 2002, an increase of 28.7% in 2001 and a decrease of 2.8% in 2002. The growth in 2001 reflects the volume of brand name products dispensed through our home delivery pharmacies and retail pharmacy networks, and the achievement of contractual market share rebate levels consistent with 2000. The decline in 2002 is primarily attributable to higher market share requirements in re-negotiated multi-year pharmaceutical manufacturer contracts. Also included in total cost of revenues are cost of service revenues of $143 million in 2000, $186 million in 2001 and $174 million in 2002. The $43 million increase from 2000 to 2001 resulted from higher prescription volumes and client installation costs, particularly driven by a $26 million increase in associated member communications materials costs, as well as an $11 million increase in costs to operate health management and other service offering programs. The $12 million decline from 2001 to 2002 is attributable to a reduction in member communications materials costs, which vary from period to period depending on the number of new client installations and plan changes of existing clients.

Gross margin (defined as net revenues minus cost of revenues) in 2001 of $1,284 million reflects a $172 million, or 15.5%, increase over 2000. Gross margin in 2002 of $1,301 million reflects a $17 million, or 1.3%, increase over 2001. The gross margin percent on net revenues was 5.0% in 2000, 4.4% in 2001 and 3.9% in 2002. The gross margin percent on product net revenues was 4.4% in 2000, 3.9% in 2001 and 3.3% in 2002. Pricing pressures, reduced levels of overall discounts and rebates from pharmaceutical manufacturers, and higher cost new brand products as described above together reduced margins by $120 million in 2001 and $148 million in 2002. In addition, the increased investment in technology resulted in increases in depreciation charges from $38 million in 2000 to $40 million in 2001 and to $56 million in 2002. In an effort to respond strategically to these margin pressures, we have focused on using technology to improve operational efficiencies in our prescription processing and dispensing resulting in productivity gains that have offset a portion of the margin erosion discussed above. The gross margin percentage on service revenues was 50.1% in 2000, 48.6% in 2001 and 54.9% in 2002. The decline from 2000 to 2001 is primarily due to the increased member communications costs from volume growth and client installations, the increased costs to operate the health management and other programs, and the declining client administrative fees on a per prescription basis. The improvement in the 2002 gross margin on service revenues results from the reduction in member communications materials costs.

Selling, general and administrative expenses for 2001 of $578 million were $95 million higher than in 2000. These expenses in 2002 were $588 million. As a percentage of net revenues, these expenses decreased over the three-year period, from 2.2% in 2000 to 2.0% in 2001 and 1.8% in 2002. The increase in 2001 reflects $31 million in expenses incurred to support increasing technology investments including Internet expansion, general business growth and expenses in preparation for compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA. In addition, 2001 depreciation expenses exceeded 2000 by $27 million as a result of significant ongoing technology investments. The remaining expense growth of $37 million was the result of general business growth and inflation as well as additional expenses incurred to support United Health Group. The 1.6% or $10 million increase in 2002 primarily reflects $26 million in higher depreciation expenses, $14 million in higher technology related expenses, and the overall impact of inflation, partially offset by approximately $27 million in savings from the integration of ProVantage into Medco Health’s infrastructure and other cost savings initiatives. ProVantage was integrated into Medco Health in mid- year 2001, thus resulting in six months of expense in the first half of 2001, with significantly reduced expenses in the second half of 2001 and for all of 2002.

Amortization of goodwill was $103 million in 2000, $107 million in 2001 and $0 in 2002. In accordance with SFAS No. 142, effective December 30, 2001, goodwill is no longer amortized, but rather, is evaluated for impairment on an annual basis using a fair value based test. A fair value based test was performed at September 30, 2002 and the recorded goodwill was determined not to be impaired. Amortization of intangibles was $84 million in 2000, $85 million in 2001 and $85 million in 2002. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck’s acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000. See the discussion of goodwill amortization under “—Effects of Recent Accounting Pronouncements”.

Other (income) expense, net was $(6) million in 2000, $(5) million in 2001 and $8 million in 2002. The other (income), net in 2000 and 2001 is primarily interest income generated by short-term investments in marketable securities. The other expense amount recorded in 2002 includes $7 million in costs from the termination of two interest rate swap lock agreements originally entered into in anticipation of the notes offering in 2002, as well as expenses associated with the postponed public offering, offset by interest income.

Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002, we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs in 2003 as we complete our transition to a separate company.

For financial reporting purposes, we have calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Until completion of the distribution, we will continue to be a corporation wholly owned by Merck. Until we adopted SFAS No. 142 in 2002 and ceased to amortize goodwill, our effective tax rate was higher than our applicable combined statutory tax rate because we did not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has decreased, however, because our taxable income increased as a result of growth in our operations. Accordingly, our effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased from 51.6% in 2000 to 50.5% in 2001. Our effective tax rate in 2000 and 2001, excluding the impact of goodwill amortization, would have been 41.9%. Our effective tax rate was 41.7% in 2002, or approximately equal to our combined statutory tax rate. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Net income as a percentage of net revenues was 1.0% in 2000, 0.9% in 2001 and 1.1% in 2002.

Transactions with Related Parties

We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, Merck has provided us with various services, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of these services. As described above, by the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $25.4 million in 2000, $26.4 million in 2001, $27.4 million in 2002 and $0.4 million in the first quarter of 2003. As a result of infrastructure investments we have made in preparation for operation as a separate company, we do not expect any further cost allocations from Merck in 2003 beyond the amounts allocated in the first quarter.

In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $1,106.4 million in 2000, $1,344.7 million in 2001, $1,415.0 million in 2002 and $354.2 million in the first quarter of 2003. The cost of purchases from Merck as a percentage of cost of revenues was 5.2% in 2000, 4.8% in 2001, 4.5% in 2002 and 4.4% in the first quarter of 2003. Historically, we recorded rebates from Merck in cost of revenues based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded in cost of revenues as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003. In 2002, rebates from Merck accounted for approximately 15% of the rebates we earned that contributed to our net income.

Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $72.9 million in 2000, $99.9 million in 2001, $115.2 million in 2002 and $28.4 million in the first quarter of 2003. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

In addition to the master separation and distribution agreement, prior to the completion of the distribution, we will have entered into a series of other agreements with Merck, such as an indemnification and insurance agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between us and Merck after the distribution. The aggregate fees payable to us from Merck under the other related agreements (or, in 2002, for performance of services prior to entering into these agreements) are expected to be approximately $50 million in 2003 and 2004, and approximately $35 million in 2005, subject to certain limitations. The amount earned by us in providing these services to Merck in 2002 amounted to approximately $42 million.

We are party to a managed care agreement with Merck. The managed care agreement includes terms related to our commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been in effect for all of 2002, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various minimum or target market share levels set forth in that agreement.

For additional information about our relationship with Merck, see “Relationships Between Our Company and Merck & Co., Inc.”, Note 11 to our audited consolidated financial statements and Note 7 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Net cash from operating activities was $366 million in 2000, $659 million in 2001 and $470 million in 2002. The increase from 2000 to 2001 resulted primarily from positive cash flows generated from a $377 million increase from changes in current liabilities relating to higher accounts payable for inventory purchases to support the opening of the Willingboro, New Jersey dispensing pharmacy, as well as $87 million for changes in deferred income taxes. This was partially offset by a $162 million corresponding increase from changes in inventory levels and a $40 million payment to a client related to a contractual guarantee. The decrease from 2001 to 2002 resulted from the cash flow impacts of a $553 million increase from changes in accounts receivable, primarily for rebates from pharmaceutical manufacturers and a $196 million decrease from changes in current liabilities reflecting lower accounts payable for inventory purchases. This was partially offset by a $351 million decrease from changes in inventory with 2001 reflecting the start-up inventory investments in the Willingboro, New Jersey dispensing pharmacy and an $85 million decrease from changes in other noncurrent assets with 2001 reflecting significant client implementation allowances. Net cash from operating activities was $515 million in the first quarter of 2002 compared with $517 million in the first quarter of 2003. Net cash from operating activities excludes various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the Intercompany transfer (to) from Merck, net in our cash flows from financing activities. Amounts so reflected for taxes, which represent the provision for income taxes in our consolidated statements of income, were $231 million in 2000, $262 million in 2001, $259 million in 2002, and $73 million in the first quarter of 2003. Accordingly, our net cash from operating activities does not reflect what our cash flows would have been had we been a separate company during the periods presented.

Cash flows used by investing activities declined by $85 million from 2000 to 2001, and by $90 million from 2001 to 2002. Investing activities were higher in 2000 as a result of the purchase of ProVantage for the net cash amount of $166 million. This was partially offset by $71 million in higher capital expenditures in 2001, due to technology and pharmacy infrastructure investments. The $90 million reduction in 2002 primarily results from lower capital expenditures in the amount of $87 million as the result of completion of key investment initiatives in 2001. Capital expenditure activity is discussed in further detail later in this section. Purchases and proceeds from securities and other investments remained balanced in all years, and relate to investment activity in our insurance subsidiaries. Cash flows used by investing activities declined by $33 million from the first quarter of 2002 to the first quarter of 2003 primarily due to lower capital expenditures.

Cash flows used by financing activities reflect Merck’s historical management of our treasury operations and cash position. Net cash provided to (received from) Merck was $(67) million in 2000, $341 million in 2001 and $232 million in 2002. The lower amount for 2000 results from cash provided by Merck to fund our purchase of ProVantage. The decrease from 2001 to 2002 in the net cash provided to Merck results from the factors discussed above for operating and investing activities. Net cash provided to Merck was $450 million in the first quarter of 2002 and $487 million in the first quarter of 2003. The increase in cash provided to Merck in the first quarter of 2003 resulted from the lower capital expenditures. Since December 30, 2001, we have been recording intercompany transactions with Merck in an intercompany account. As of the date of completion of the distribution, we will settle the balance of that account. These balances have fluctuated considerably from period to period based on the impact of the timing of billing cycles, inventory purchases and rebate activity on cash flows between Merck and us. We expect the approximately $650 million net receivable from Merck as of the end of the second quarter of 2003 to change as a result of normal, recurring fluctuations. If the net intercompany receivable from Merck is less than approximately $500 million on the distribution date, we will draw a larger advance under our accounts receivable financing facility or draw advances under our revolving credit facility so that the proceeds from this offering and the term loans, advances under the accounts receivable financing facility and the revolving credit facility and the net receivable from Merck are sufficient to pay the cash dividends aggregating $2 billion to Merck.

An important element of our cash flow is the timing of billing cycles, which are two-week periods of accumulated prescription administration billings for home delivery and retail prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect before we pay our obligations to the retail pharmacies for that same cycle. We pay for drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective home delivery inventory management further generates positive cash flows.

Billings to pharmaceutical manufacturers for rebates are recorded as earned on a monthly basis, with actual bills generally rendered on a quarterly basis and paid by the manufacturers within an agreed upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers. The amounts of rebates received from pharmaceutical manufacturers exceeded the amount of rebates paid to our clients for all historical periods presented. However, as a result of pricing pressures, the amount of rebates paid to clients and other forms of client discounts have increased at a higher rate than rebates received from manufacturers. The growth in accounts receivable, net, from $969 million at December 29, 2001 to $1,562 million at December 28, 2002 and $1,531 million at March 29, 2003 primarily results from increases in rebates receivable from pharmaceutical manufacturers. These increases are primarily attributable to new or renewed agreements that were effective in 2002 which upon initiation have required greater time for bill preparation. It is anticipated that while the pharmaceutical manufacturer rebate receivable will decrease on a going forward basis, this decrease will be offset by the future establishment of a rebate receivable from Merck. Rebate transactions with Merck are currently reflected in the “Due from Merck, net” in the Consolidated Balance Sheet.

Inventory decreased $143 million, or 11.9%, from December 29, 2001 to December 28, 2002, primarily due to one-time investments in inventory in 2001 to support the opening of the Willingboro, New Jersey dispensing pharmacy. Inventory decreased $130 million, or 12.2%, from December 28, 2002 to March 29, 2003, as a result of the timing of inventory receipts.

Ongoing cash outflows are associated with expenditures to support our home delivery dispensing process, call center pharmacies and other selling, general and administrative functions, with the largest component of these expenditures being employee payroll and benefits. In the future, we expect to fund these ongoing expenditures from cash generated from operations and, to the extent necessary, from borrowings under our planned $250 million senior secured revolving credit facility and our planned $500 million accounts receivable financing facility.

Our capital expenditures were $251 million in 2000, $322 million in 2001 and $235 million in 2002. Our capital expenditures were $67 million in the first quarter of 2002 as compared to $34 million in the first quarter of 2003. Capital expenditures related primarily to developing new technologies and e-commerce capabilities and, in 2001, to building the new Willingboro, New Jersey home delivery facility and associated technology. In addition, the capital expenditures in the first quarter of 2002 as well as the full year 2002 reflected the impact of implementing capabilities required by HIPAA. The decrease from the first quarter of 2002 to the first quarter of 2003 results from the completion of technology initiatives associated with prescription order processing in our home delivery pharmacies and member servicing capabilities in our call center pharmacies. We expect our total capital expenditures for 2003 to be approximately $150 million, and to approximate that same level during each of the succeeding three years.

The increase in claims and other accounts payable of $213 million, or 14.1%, from December 29, 2001 to December 28, 2002 is associated with accounts payable for the inventory purchases and the timing of the billing cycle related to liabilities to retail pharmacies. The increase in claims and other accounts payable of $241 million, or 14.0%, from December 28, 2002 to March 29, 2003 is the result of timing of the retail pharmacy payment cycle.

As of December 28, 2002, we had contractual cash obligations for purchase commitments of $16 million for 2003 and $8 million for 2004, which relate primarily to contractual commitments to purchase pharmaceutical inventory from a manufacturer.

We lease pharmacy and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting machines and other operating equipment for use in home delivery dispensing facilities and computer equipment for use in our data center.

Total cash and short-term investments as of December 28, 2002 were $87 million, including  $14 million in cash and cash equivalents. Total cash and short-term investments as of March 29, 2003 were $76.4 million, including $7.7 million in cash and cash equivalents. Our short-term investments include certificates of deposit and U.S. government securities that have maturities of not more than one year and that are held to satisfy minimum statutory capital requirements for some of our insurance subsidiaries.

Prior to or concurrently with the completion of the distribution, we intend to incur approximately $1,500 million in indebtedness at an estimated weighted average annual interest rate of 4.94%. Such indebtedness is expected to include the $500 million aggregate principal amount of notes offered by this prospectus, an aggregate of $900 million in term loans under a $1,150 million senior secured credit facility and a $100 million advance under a $500 million accounts receivable financing facility. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in reference rates used under our credit facilities. A 25 basis point change in the weighted average annual interest rate would change our annual interest expense by $3.8 million. We will pay the entire proceeds from these transactions to Merck in the form of dividends. At Merck’s request, we are paying the dividends to Merck, our sole stockholder prior to or concurrently with the completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. We may incur additional indebtedness if we draw down under the $250 million senior secured revolving credit facility or draw down further under the $500 million accounts receivable financing facility we expect to enter into prior to or concurrently with the completion of the distribution. It is expected that future cash flows will be adequate to service this debt and fund ongoing business operations and capital expenditures.

We believe that we will meet our cash requirements in 2003 and for at least each of the succeeding two to three years through cash generated from operations and, to the extent necessary, from borrowings under our planned $250 million senior secured revolving credit facility and $500 million accounts receivable financing facility.

Senior Secured Credit Facility.    We expect that our $1,150 million senior secured credit facility will consist of (1) a $400 million five-year term loan, (2) a $500 million seven-year term loan, and (3) a $250 million five-year revolving credit facility. The five-year revolving credit facility will provide for a letter of credit subfacility and swingline facility, drawings under which reduce the amount available under the revolving credit facility. Availability under the senior secured credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business and its prospects have not suffered a material adverse change and the absence of any event of default. The senior secured credit facility will be secured by a pledge of the capital stock of our subsidiaries, other than our receivables subsidiary and our subsidiaries that are engaged in insurance-related activities.

We expect that borrowings under the senior secured credit facility will bear interest at floating rates equal, at our option in most cases, to either (1) the base rate, which is the greater of the prime rate offered by the administrative agent or the federal funds rate plus 0.50%, or (2) LIBOR, which is the rate paid on dollar deposits in the London interbank market, as adjusted for regulatory reserves, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. We expect the initial interest rate margins under our senior secured credit facility to be as follows:

	LIBOR Margin	Base Rate Margin
Five-year revolving credit facility	2.00%	1.00%
Five-year term loan	2.00%	1.00%
Seven-year term loan	2.25%	1.25%

Interest rates will be increased by 2% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period. We will pay a commitment fee based on the unfunded balance of the five-year revolving credit facility.

Scheduled repayments of amounts outstanding under the five-year term loan are expected to begin on December 31, 2003. We will repay principal on the five-year term loan in quarterly installments. Each of the first three quarterly installments will equal 2.50% of the original principal amount of the five-year term loan. We will repay an aggregate amount of 15% of the original principal amount of the five-year term loan in equal quarterly installments during the four quarters ending June 30, 2005, 20% in the four quarters ending June 30, 2006, 25% in the four quarters ending June 30, 2007 and 32.5% in the four quarters ending June 30, 2008. Scheduled repayments of amounts outstanding under the seven-year term loan are expected to begin on December 31, 2003 and we will repay principal in quarterly installments each equal to 0.25% of the original principal amount of the seven-year term loan, with the remaining 93.5% of the original principal amount of the seven-year term loan due on the final maturity date.

We will be permitted to prepay the term loans and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. However, if a prepayment of principal is made with respect to a LIBOR loan on a date other than the last day of the applicable interest period, we will be required to compensate the lenders for losses and expenses incurred as a result of the prepayment. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loans or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the net cash proceeds of all asset sales or other dispositions of property, subject to our option to reinvest in the business within twelve months of the receipt of such proceeds, (2) 50% of annual excess cash flow (reducing to zero upon our reaching credit ratings of at least both BBB- by Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., or S&P, and Baa3 by Moody’s Investors Service, Inc., or Moody’s), and (3) 100% of the net cash proceeds of issuances of debt obligations (reducing to zero upon our reaching credit ratings of at least both BBB- by S&P and Baa3 by Moody’s). Mandatory prepayments will be applied first pro rata to the term loans, provided that the seven-year term loan lenders may elect that their portion of proceeds be allocated to prepay the five-year term loan in full prior to the prepayment of the seven-year term loan, and second to outstanding loans under the revolving credit facility.

The senior secured credit facility will require us to meet certain financial tests, including without limitation a maximum leverage ratio and a minimum fixed charge coverage ratio. In addition, the senior secured credit facility will contain certain covenants customarily included in such agreements, including without limitation covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

The credit agreement governing the senior secured credit facility is subject to ongoing negotiation. We cannot be certain the terms described herein will not change or be supplemented.

Accounts Receivable Financing Facility.    The $500 million accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable, which will be sold to our receivables subsidiary. The amount of borrowings available under the accounts receivable financing facility will be based upon the amount of eligible accounts receivable, our senior unsecured debt credit rating and other terms and conditions. We expect to have between $250 million and $400 million available for working capital and general corporate purposes at the completion of the distribution. Availability will fluctuate over time given changes in eligible receivable balances.

The financing cost associated with the accounts receivable financing facility will depend on whether advances are funded through commercial paper conduits.

•	To the extent advances are funded through commercial paper conduits, our cost will be based on the commercial paper conduits’ cost of funds for issuing commercial paper plus a usage fee.

•	To the extent advances are not funded through commercial paper conduits, but instead are funded directly by the other financial institutions participating in the facility, our financing costs will be based on reserve-adjusted LIBOR plus 1.50%, or if LIBOR is unavailable, the lender’s alternate base rate.

In addition, we will pay a commitment fee based on the unfunded balance of the accounts receivable financing facility.

A downgrade of the ratings on the notes below certain thresholds will increase pricing on, and decrease availability under, the accounts receivable financing facility. In addition, the accounts receivable financing facility will require us to meet the same financial tests that we are required to meet under our senior secured credit facility.

The Financial Accounting Standards Board recently issued its Interpretation No. 46, which may affect the way in which sponsors, in this case the lending banks, account for their commercial paper conduits. Changes in accounting, if any, required of the conduit sponsors could result in increased regulatory capital or other costs for the sponsors of funding in the commercial paper conduit, which increased costs will be passed through to us. It is also possible that as a result of these accounting changes one or more of the commercial paper conduits may elect to discontinue funding, requiring our receivables subsidiary to obtain all or a portion of the financing directly from the other financial institutions participating in the accounts receivable financing facility. Consequently, the accounts receivable financing facility could become more expensive to us.

The agreements governing the accounts receivable financing facility are subject to ongoing negotiation. We cannot be certain the terms described herein will not change or be supplemented.

Senior Unsecured Notes.    The terms of the notes and the indenture under which the notes will be issued are described under “Description of Notes—Certain Covenants”.

Contractual Obligations

The following table presents certain of our contractual obligations as of December 28, 2002, as well as our pro forma long-term debt obligations, including the current portion of long-term debt, after giving effect to this notes offering and the term loans under our senior secured credit facility.

Payments due by Period

	Total	2003	2004- 2005	2006- 2007	Thereafter
	(in millions)
Long-term debt obligations, including current portion (Pro forma)	$1,400.0	—	$131.3	$168.7	$1,100.0
Operating lease obligations	108.4	$44.4	37.7	13.5	12.8
Purchase obligations	24.0	16.0	8.0	—	—

Total	$1,532.4	$60.4	$177.0	$182.2	$1,112.8

Interest Rate and Foreign Exchange Risk

Interest Rate Risk.    On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of a then-planned $1,000 million notes offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of  $7 million. Except as described above, we have not yet implemented a comprehensive strategy to manage interest rate market risk. We will assess the significance of interest rate market risk on a periodic basis and will implement strategies to manage risk as appropriate. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

Foreign Exchange.    We operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars.

Effects of Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. We adopted this standard on January 1, 2003 and it did not have a material effect on our results of operations, cash flows or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. We have determined that the guarantees we offer to our clients are outside the scope of FIN 45, as these guarantees relate to our own future performance under contractual agreements with our clients. As such, the adoption of FIN 45 did not have a material impact on our results of operations, cash flows or financial position.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements With Multiple Deliverables” (EITF 00-21), which is effective for contracts entered into after June 15, 2003. EITF 00-21 establishes the criteria under which individual components of contractual arrangements with customers could be identified as “separate units of accounting” and accounted for as distinct revenue-generating events under the existing accounting standards governing revenue recognition, including SAB 101. Customers who contract with us for pharmaceutical benefits management may also contract with us for administrative and other services. These multiple deliverables are generally reflected in a single contract. Each component of the contract is separately and specifically priced, and has historically been accounted for as a separate unit of accounting for revenue recognition purposes. We, therefore, do not expect the adoption of EITF 00-21 in 2003 to have a material impact on our results of operations, cash flows or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to SFAS No. 123” (SFAS No. 148) which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requires disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. We have adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We do not have any variable interest entities which would require consolidation under FIN 46. Accordingly, the adoption of FIN 46 did not have a material impact on our results of operations, cash flows or financial position.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We previously have been a part of Merck’s consolidated group, whose financial statements for each of the years ended December 31, 2000 and 2001 were audited by Arthur Andersen LLP. On February 26, 2002, the board of directors of Merck and its audit committee dismissed Arthur Andersen LLP as its independent public accountants and engaged PricewaterhouseCoopers LLP to serve as its independent public accountants for the fiscal year 2002. On February 26, 2002, PricewaterhouseCoopers LLP was engaged as our independent public accountants for the year ended December 29, 2001, and prior to that date, Arthur Andersen LLP was engaged as our independent public accountants for the year ended December 30, 2000.

Arthur Andersen LLP’s reports on our consolidated financial statements for the year ended 2000, included elsewhere in this prospectus, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 30, 2000 and December 29, 2001 and through the date of this prospectus, there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations.

We provided Arthur Andersen LLP with a copy of the above disclosures. In a letter dated April 17, 2002, Arthur Andersen LLP confirmed its agreement with these statements.

During the years ended December 30, 2000 and December 29, 2001 and through the date of their engagement, we did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in applicable SEC regulations.

On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges arising from the government’s investigation of its role as auditors for Enron Corp. None of the Arthur Andersen LLP personnel who were involved with the Enron account were involved with the audit of our financial statements for the year ended December 30, 2000.

Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report, dated April 8, 2002, on our 2000 financial statements included in this prospectus. You are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements. See “Risk Factors—Risks Relating to Arthur Andersen LLP—You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 financial statements included in this prospectus”.

Although we do not believe that the conviction of Arthur Andersen LLP will materially adversely affect us, should we seek to access the public capital markets after this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the year ending December 27, 2003 become available in the first quarter of 2004, the SEC’s current rules would require us to present audited financial statements for one year audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC ceases to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit our 2000 financial statements, which Arthur Andersen LLP originally audited.

Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the year ended December 30, 2000, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP’s participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC’s requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them. See “Risk Factors—Risks Relating to Arthur Andersen LLP—Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP’s consent to the inclusion of their report on our 2000 financial statements may impede our access to the capital markets after completion of this offering”.

BUSINESS

Overview of the Company

We are the nation’s largest PBM based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high-quality service while effectively managing drug costs for our clients and their members has made us a market leader.

We actively pursue initiatives to reduce the rate of increase in our clients’ drug spend, commonly referred to as “drug trend”, to save members money and to improve the services we provide both clients and their members. Our pre-eminent home delivery business reduces drug costs for our clients and provides enhanced reliability and service to members. In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions, representing about 30% more than the number of prescriptions filled by the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc., combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. For example, within one month of a generic equivalent becoming available for Prinivil, we achieved a substitution rate of approximately 90% for prescriptions filled by our home delivery pharmacies. Our high-quality service, advanced technology and cost containment initiatives enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.3% in 2000, 15.7% in 2001, and an estimated 14.3% in 2002 as reported by CMS.

We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of June 2003, the plans we administered for our clients covered 190 of the Fortune 500, including 52 of the Fortune 100, 12 of the country’s 42 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed, L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, our aggregate revenue from small to mid-size clients increased an average of approximately 39% per year, excluding the impact of acquisitions, to approximately $1.6 billion in 2002.

The advanced technology and infrastructure we have developed in-house is instrumental to our ability to drive growth, improve service and reduce costs. Our technology platform seeks to integrate prescription management and processing, including electronic prescribing tools, seamlessly with our client and member services. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies in Las Vegas, Nevada and Willingboro, New Jersey. The accuracy of prescriptions dispensed from these facilities, which use our patented technology, exceeds Six Sigma levels, the highest industry quality standard, which requires at least a 99.99966% accuracy rate. At our specialized call center pharmacies, our experienced service representatives and consulting pharmacists use advanced technology to speed service and provide members personalized prescription and health information. For example, interactive voice recognition technology allows members to enroll for home delivery service, process a home delivery order, track the status of their home delivery order, or locate an in-network retail pharmacy in their area. Advanced imaging technology enables service representatives to access an online image of a member’s prescription to service that member more efficiently. Our data center links our dispensing and call center pharmacies, the retail pharmacies in our networks and our websites. As a result, our data center enables us to receive, process and administer claims and dispense prescription drugs efficiently.

We also seek to improve client and member service and reduce their costs, as well as our own, by providing important health care information and an efficient means of communication through our proprietary Internet solutions. For clients, members and pharmacists, we support distinct websites that provide critical benefit and medical information and we offer customized interactive tools aimed at facilitating compliance with benefit plan goals and simplifying benefit administration. comScore-Media Metrix ranked our member website fourth among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

Our innovative and flexible programs and services have enabled us to deliver effective drug trend management for our clients while, we believe, improving the quality of life for members. Our services focus on:

•	Providing customized plan design. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

•	Enhancing formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. The use of multi-tiered co-payment and other cost-sharing payment structures and increased use of our home delivery pharmacy service further enhance formulary compliance.

•	Effectively managing drug utilization, a key factor in controlling drug trend, through a wide range of trend management tools, including drug utilization review programs and rules governing the conditions under which drugs are covered. We also have clinically based programs that identify particular categories of questionable drug claims based on clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary use while disrupting fewer claims compared with more commonly utilized and less precise rules.

From 1998 to 2002, our net revenue increased on average approximately 26.4% per year. In 2002, we filled or processed approximately 548 million prescriptions, had net revenues of approximately $33 billion and net income of more than $360 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $886 million. See Note 6 under “Selected Historical Consolidated Financial and Operating Data” for a further description of EBITDA and a table that reconciles net income to EBITDA. Our net income is driven by our ability to earn rebates and negotiate favorable discounts on prescription drugs from pharmaceutical manufacturers, negotiate competitive client pricing, including rebate sharing terms, and provide services in a cost-efficient manner.

Industry Overview

Prescription drugs are the fastest growing component of health care costs in the United States. According to CMS, drug expenditures in the United States totaled over $160 billion during 2002, the cost of prescription drugs is expected to rise on average approximately 11% per year over the next nine years and total expenditures could reach 14.5% of all health care costs by 2012, up from 9.9% in 2001.

We believe the key drivers of drug trend include:

•	significant advances in pharmaceutical and biotechnology research and development, which are leading to the introduction of drugs that offer better safety and efficacy than previously available drugs and address previously unmet medical needs;

•	the introduction of product line extensions, such as products reformulated to improve dosing convenience or optimize the duration of a drug’s action;

•	higher costs for some new drug therapies or biotechnology drugs that require complex research and development or manufacturing; and

•	increased patient awareness and demand accelerated by education campaigns and direct-to-consumer advertising by pharmaceutical manufacturers.

Increased generic substitution is partially offsetting the rise in drug spend. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $32.6 billion in 2002. Generic substitution for drugs on which patents have expired is a significant factor in moderating drug spend increases, especially as efforts by payors, such as our clients, and generic drug manufacturers have led to an acceleration of generic drug substitution following the end of a drug’s marketing exclusivity.

PBMs emerged in the early 1980s, primarily to provide cost-effective drug distribution and claim processing for the health care industry. The PBM industry developed with the explosive growth of health care costs in the 1990s, as sponsors of benefit plans sought more aggressively to contain their costs. PBMs offered ways to influence both supply and demand. On the supply side, PBMs could leverage their buying power to secure manufacturer and distributor rebates and program support, and preferential discounts from retail pharmacies. On the demand side, PBMs could educate physicians on preferential prescribing options of formularies, and apply various clinical techniques to encourage members of health plans to develop more cost-effective usage habits, such as the use of less-expensive generic drugs, without jeopardizing their drug therapy.

PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans, according to the U.S. General Accounting Office. These services include:

•	design and implementation of formularies, which are lists of preferred drugs from which a PBM’s client’s members and their physicians can choose;

•	large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

•	negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

•	increasingly, home delivery pharmacies; and

•	programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control health conditions.

Areas of potential growth for the PBM industry include increased use of available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets. For example, we believe there is an opportunity to substantially increase the use of home delivery pharmacies by members who use maintenance medications to treat chronic medical conditions. Home delivery pharmacies currently fill only approximately 13% of total prescription drug sales in the United States, an increase from approximately 12% in 2001. Favorable demographics and increasing home delivery capabilities should enable this trend to continue.

We believe that future growth within the PBM industry will also be driven by penetration of untapped segments of the overall U.S. prescription drug market. For example, the industry is carefully monitoring various bills recently passed by both Houses of Congress to provide Medicare recipients with outpatient drug benefits. Covering approximately 40 million Americans, Medicare represents both opportunity and risk for PBMs, depending on their eventual role, if any, and their ability to help shape the structure of the prescription drug benefit. Legislative proposals in state legislatures to provide outpatient drug benefits to recipients of state-funded health programs represent similar opportunities and risks. See “Risk Factors—Risks Relating to Our Industry—Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers”. The non-insured market is another segment of the prescription drug market that represents a growth opportunity for the PBM industry. The non-insured market represents sales of prescription drugs to individuals who do not have a prescription drug plan, as well as sales of prescription drugs that are not covered by a member’s prescription drug plan.

Business Strategy

Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the following strategies:

Deliver high-quality client and member service.    Our success in attracting and retaining clients depends on our ability to deliver high-quality client and member service. We assign an account management team to each of our clients that includes experienced clinical, financial and information technology specialists. A critical element of the service we offer clients is the development, implementation and management of a customized plan design that meets the client’s particular objectives. Our account management teams work in consultation with each client and use our proprietary software tools to model the effects of different plan designs based on the client’s historical drug-use data. This allows clients to better analyze their options and helps them select one of our standard plan designs or customize their plan design. Our individualized prescription drug benefit plan solutions enable us to deliver high-quality service to our clients and their members by capitalizing on the advanced technology and infrastructure we have developed.

We also offer a wide range of clinical services. For example, since many plan designs cover drugs for only some of the conditions for which they may be prescribed, we have put in place rules that reduce the number of coverage determinations that pharmacists must make. These rules increase efficiency because pharmacists need to question fewer patients and physicians about their reasons for using a particular drug before filling a prescription. In addition, our integrated technology platform is capable of alerting members, pharmacists and physicians to potential negative drug interactions, drug recalls, allergy sensitivities or otherwise inappropriate pharmaceutical use. To monitor our success with these clinical services, we regularly review our data and report to clients on the success of our services. We also use these reviews as an opportunity to identify drug utilization problems and suggest appropriate solutions.

Our specialized call center pharmacies offer clients, members, pharmacists and physicians access 24 hours a day, seven days a week to service representatives and consulting pharmacists. As of May 1, 2003, we had approximately 300 pharmacists and approximately 2,400 service representatives who work in our seven call center pharmacies. Our website also contains tools and information that can be used by clients, members, pharmacists, physicians and the general public.

Take advantage of our significant technology investments to drive growth, improve service and reduce costs.    Our technology platform offers the opportunity to enhance productivity and reduce costs for us and our clients, provides more convenience for clients and their members and, we believe, improves overall patient care. A critical benefit of this technology platform is that it allows us to create and execute increasingly complex prescription drug benefit programs and services. Our home delivery pharmacy service enables our professional pharmacists to focus on meeting the needs of our members and increases service efficiency by routing prescriptions electronically to the most appropriate pharmacies for processing and for dispensing. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies. Our technology platform also includes our data center, which enables us to provide sophisticated reporting and analysis to our clients. Our data center also helps us receive and process prescriptions and analyze data concerning drug utilization. Our specialized call center pharmacies use advanced technology to speed service and provide members personalized prescription and health information. Advanced Internet capabilities provide us with significant opportunities to improve services in e-commerce, as well as the ability to deliver timely, accurate and personalized health information to our members at a substantially lower cost than traditional communication methods. We have also implemented a suite of web-based applications for clients that provide sophisticated reporting, analytical and communications capabilities to enable them to manage more effectively the prescription drug benefits they provide.

We continue to encourage physician adoption of electronic prescribing, which involves physicians using hand-held devices and other electronic prescription tools to write prescriptions for members over the Internet. We believe that linking the physician electronically with the pharmacist and the member’s health data and prescription benefit will improve convenience and enhance quality of care. Electronic prescribing also reduces costs for plan sponsors by improving the speed and accuracy of ordering prescriptions and increasing formulary compliance, generic substitution and other drug utilization management services. Physicians are also likely to benefit from electronic prescribing because it simplifies the prescription process and improves the quality of patient care by giving physicians real-time access to a patient’s plan guidelines and prescription history to prevent adverse drug interactions and duplicate therapies. We believe that a universal channel is needed to provide a uniform industry standard for coding, collecting and transferring pharmacy-related information. We have formed RxHub with AdvancePCS and Express Scripts, Inc. to help develop this capability. RxHub has created a standardized electronic prescribing platform, enabling physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plans. In addition, we have alliances with several point-of-care businesses that allowed us to process approximately 1.6 million electronic prescriptions in 2002.

Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies.    We believe our high-quality service model and drug trend management track record will enable us to continue to attract new clients in the large client segment. Large clients include Blue Cross/Blue Shield plans, managed care organizations and insurance carriers. Through our Systemed, L.L.C. subsidiary, we continue to expand our business in the small and mid-size client market.

We also believe we have an opportunity to increase our home delivery volume substantially. Of a potential user base of approximately 20.5 million members who use maintenance medications to treat chronic medical conditions and whose plans offer them the option of using retail or home delivery, only approximately 4.7 million members currently use home delivery. We will continue to seek to convert members who currently use retail pharmacies for maintenance medications to our home delivery service. Filling a prescription through our home delivery pharmacy reduces costs to our clients by increasing formulary compliance and, where appropriate, generic substitutions. We believe that our home delivery pharmacy increases member satisfaction due to the convenience of receiving a 90-day supply of a drug instead of the 30-day supply generally dispensed by retail pharmacies, as well as the typical annual cost savings associated with reduced co-payments.

We offer our clients a comprehensive suite of cost-management programs and services, which include prescriber management products and RationalMed, our proprietary service that analyzes patients’ prescription, medical and laboratory records to determine whether a prescription drug could be harmful. Through the use of these products and services, several of our significant clients limited their drug trend to less than 10% in 2002. We promote the use of these programs and services with our new clients and our existing clients who have not yet implemented them.

Selectively form strategic alliances and expand into complementary, adjacent markets.    While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and selectively form alliances and make targeted acquisitions to complement our internal growth. Typically, the objectives of these transactions were to expand our core business, to enter new markets and/or to acquire specific products and capabilities. Examples include our acquisitions of ProVantage, which enhanced our clinical capabilities and increased our presence in the third-party administrator market, and Systemed, L.L.C., which provided us with an infrastructure to expand our small to mid-size client base. Another example is our RxHub joint venture that we formed with two other PBMs to help further develop electronic prescribing technology.

Competitive Advantages

We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients. These advantages also enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.3% in 2000, 15.7% in 2001 and an estimated 14.3% in 2002 as reported by CMS.

We believe our competitive advantages include the following:

We have a highly automated home delivery pharmacy service.    Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine whether the prescribed drug is on a plan’s formulary and substitute less expensive clinically equivalent generic drugs for brand name drugs, fill the prescription and deliver it by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience.

In 2002, our national network of home delivery pharmacies filled approximately 30% more prescriptions than the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies. The accuracy of prescriptions dispensed from these facilities, which use our patented technology, exceeds Six Sigma levels, the highest industry quality standard, which requires at least a 99.99966% accuracy rate. During the first half of 2003, these two automated pharmacies collectively dispensed approximately 1.4 million prescriptions per week.

Our investments in technology are reducing costs and providing enhanced client and member service.    We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We have invested in a new generation of technology to allow our specialized call center pharmacies to provide faster service and enhance the access our service representatives have to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate an in-network retail pharmacy in their area. In addition, our two automated pharmacies enable our staff pharmacists to focus on member needs and increase accuracy in filling prescriptions. We also encourage physicians to use online point-of-care technologies that reduce costs for clients by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as formulary compliance and generic substitution. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide. In addition, we have a comprehensive, user-friendly member website, which comScore-Media Metrix ranked fourth among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

We offer extensive value-added programs and services to our clients and their members.    Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

•	Providing customized plan designs. We customize plan designs to meet the specific objectives of clients. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

•	Enhancing formulary compliance. We enhance formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. We can create incentives for members to use formulary compliant drugs through the use of multi-tiered co-payment and other cost-sharing payment structures. Also, our home delivery pharmacy service can further enhance formulary compliance because our pharmacists at our prescription processing centers can review incoming prescriptions and then encourage physicians to prescribe formulary compliant drugs prior to approving and dispensing the prescription.

•	Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs and rules governing the conditions under which drugs are covered. Our clinically based programs identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary drug use while disrupting fewer claims compared with more commonly utilized and less precise rules. In addition, we use our specialized call center pharmacies to encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

•	Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and Internet capabilities to access a member’s prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

•	Providing enhanced personalized service to members. Our Specialty Pharmacy Center of Excellence, opened during the first quarter of 2003 within our Columbus, Ohio home delivery pharmacy, provides an enhanced level of personalized service to members requiring specialty medicines. The Specialty Pharmacy provides more than 100 medications for 20 disease states, including hemophilia, rheumatoid arthritis, cancer, multiple sclerosis and Hepatitis C. These medications often require sophisticated methods of administration and handling, which we are able to provide through our Specialty Pharmacy.

Our Pharmacy and Therapeutics Committee and Medical Advisory Board play an integral role in creating and administering our value-added programs and services. Our Pharmacy and Therapeutics Committee and Medical Advisory Board operate independently of us and Merck, and are each comprised of a distinguished group of clinicians. The Pharmacy and Therapeutics Committee guides us in maintaining a consistent and therapeutically appropriate approach to the administration of our clients’ drug benefit, including the development of formularies, prescribing guidelines, coverage criteria and drug utilization review interventions. Our Medical Advisory Board reviews and evaluates the clinical relevancy, impact and effectiveness of all our health management programs and services.

Our comprehensive generic substitution programs save our clients money.    The substitution of medically appropriate generic drugs for brand name drugs helps contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower co-payments than brand name drugs. Our Generics FirstSM program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost savings and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include alerting physicians of the availability of a medically appropriate generic substitute and substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends. For example, within two weeks of a generic equivalent becoming available for Glucophage, we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $32.6 billion in 2002.

We have a deep and experienced management team.     Our management team has extensive experience in the PBM and health care industries and has established long-standing relationships with key constituents. David B. Snow, Jr., who has over 25 years of health care industry experience, was recently appointed as our new Chairman, President and Chief Executive Officer.

Programs and Services

To support our efforts to control prescription drug costs for our clients while supporting the appropriate use of prescription drugs, we offer a wide range of programs and services that help manage the cost, quality and administration of the prescription drug benefits that our clients offer to their members. These programs and services are targeted at our key constituencies: clients, members, pharmacies and physicians.

Plan Design

Over the years, our account management teams have refined a consultative approach for helping clients develop and implement different plan designs. We assign each client an account management team that includes experienced clinical, financial and information technology specialists. Each client’s success in achieving the business objectives of its pharmacy benefit ultimately depends on the benefit plan design. These designs take into account formulary, pharmacy management, drug coverage and exclusion and cost-share options, as well as applicable state and federal laws. We also work closely with clients to determine how to introduce plan design changes to maximize member acceptance.

As an integral part of this consultative approach, our account teams use proprietary software tools that we have developed to model the effects of different plan designs based on historical data. Clients can then judge the impact of specific components before they are implemented. We provide a broad range of plan designs and the ability to customize plan design.

The following are descriptions of key plan design elements:

Formulary choice.    A formulary is a list of preferred drugs from which our clients’ members and their physicians can choose. Our independent Pharmacy and Therapeutics Committee reviews drugs for formulary inclusion and exclusion based on clinical considerations. Clients can choose from one of our existing formularies or we will assist them in designing their own customized formulary. Our goal is to give members access to clinically appropriate drugs, while helping clients control plan costs. We look for client savings by focusing on lower-cost products and attractive rebates and discounts.

Generic options.    Because generic drugs typically cost substantially less than brand name drugs, generic equivalents can be an important part of a plan design. Clients can realize plan savings by implementing effective generic substitution incentive programs such as differential co-payment plans that require members to pay for the difference between the cost of a brand name drug and a less expensive, generic substitute.

Pharmacy networks.    Our clients can realize plan savings by carefully selecting a retail pharmacy network and making use of our Home Delivery Pharmacy Service. In selecting a retail pharmacy network, clients generally consider the number and location of pharmacies in the network, the competitiveness of the reimbursement plan that the network offers and the quality of service and care provided to plan members.

Coverage rules.    Coverage rules govern the conditions under which drugs are covered, aligned with each client’s benefit philosophy. In concert with our clinical experts, a client may set up a combination of coverage conditions establishing the quantity, dose and number of days’ supply of medication, the length of time for a therapy, and particular medical conditions that the plan will or will not cover. Our Coverage Management WorkStation software then helps clients, or us on their behalf, to efficiently administer coverage rules.

Cost-share decisions.    Cost-share decisions also are aligned with a client’s benefit philosophy and govern the relative share of a drug therapy’s cost that is paid by the member. A number of cost-share options exist, including multi-tiered co-payment, percentage co-payments and payments for the difference between the cost of a brand name drug and a less-expensive, generic equivalent. When properly structured, cost sharing can encourage members to make more cost-effective prescription drug choices.

Plan limitations and exclusions.    Our clinical experts work with clients to determine appropriate limitations and exclusions on coverage of some medications, including many associated with lifestyle choices. For example, some clients will exclude coverage of impotence or baldness medications and treatments.

Clinical Management

Increases in the utilization rate of prescription drugs typically account for a significant portion of the rise in drug trend. Increased utilization rates are attributable to, among other things, the commercialization of new drugs and increased patient awareness and demand. We capitalize on our clinical expertise and advanced information technology infrastructure to help reduce client costs in a medically appropriate way, while striving to improve safety and the quality of care for members. We do this by developing action-oriented clinical programs and services that are reviewed by our Pharmacy and Therapeutics Committee, comprised of a distinguished group of independent clinicians. Once developed, these programs are integrated into a client’s pharmacy benefit plan. To monitor our success with these programs, we regularly consult with clients, review their clinical and financial data, and report to clients on the success of our actions on their behalf.

Clinical Information.    Our Department of Medical Affairs tracks prescription drugs while they are still in the research and development phase, as well as the timing of patent expirations for brand name drugs. This allows us to anticipate how the introduction of new prescription drugs and patent expirations will impact plan design and formulary content options, and gives us lead time on developing new programs and services for clients.

Clinical Decision Support Tools.    Once a new prescription drug enters the market, our physicians and pharmacists use modeling software to provide clients with projections of drug spending under different scenarios. We have the ability to make client-specific changes to a benefit plan’s formulary or clinical rules within a few days of a new product’s introduction utilizing workstations that are linked to our data infrastructure.

Clinical Programs.    To help clients manage drug trend, we have clinically based programs that identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary prescription drug use while minimizing the number of claims disrupted. The criteria used to develop these rules are approved by our Pharmacy and Therapeutics Committee. Clients may choose standard bundles of rules or create their own program by choosing the rules most appropriate to their plan design.

We have introduced a variety of innovative programs. One of these is our proprietary RationalMed service, an advanced software tool designed to reduce unnecessary drug-induced illness and hospitalizations and reduce overall health care expenses. We offer the RationalMed service to our PBM clients and to other health care providers. RationalMed analyzes patients’ available prescription, inpatient and outpatient medical and laboratory records to indicate whether a prescription drug could be harmful to them. Clients who implement the RationalMed technology can save money by reducing inappropriate prescription use and avoiding unnecessary medical costs, including possible hospitalization.

Drug Utilization Reviews.    We conduct drug utilization reviews, or DURs, which are systematic evaluations of individual or group use of prescription drugs, to help clients identify and address overuse, underuse, and misuse of prescription drugs. Concurrent DUR provides real-time online decision support for pharmacists at the point-of-sale that improves quality of care while lowering drug cost by reducing inappropriate dispensing. Our DURs alert us of possible interactions—including drug-drug, drug-age, and drug-pregnancy—based on our patient profiles. Retrospective DUR looks at prescription use over time to help identify and change patterns of prescribing drugs that are not formulary compliant, or prescribing brand name drugs where there may be medically appropriate generic equivalents. Our Physician Practice Summaries identify physicians who demonstrate a pattern of non-compliant prescribing with the goal of changing prescribing behavior.

Pharmacy Management

One of the core features of our PBM services is the management and administration of the process by which prescription claims are received and processed on behalf of our clients and drugs are dispensed to their members.

Retail Pharmacy Networks.    We have contractual relationships with approximately 60,000 independent and chain retail pharmacies that have agreed to participate in one or more of our retail network options. A network offers members access to a choice of pharmacies while providing clients with cost savings through contracted discount rates that we negotiate with retail pharmacies. In general, these rates for brand name drugs are at a discount to the average wholesale price of the drug, which is a standard pricing unit used in the industry. In addition, we determine a maximum allowable cost for each type of generic drug. Clients generally select a retail pharmacy network based on the number and location of pharmacies in the network and the competitiveness of the discounts that the network offers. Pharmacies in a network also agree to follow our policies and procedures designed to enhance specific performance standards regarding patient safety and service levels. Our retail specialists also regularly review changes in pharmacy plan rules and clinical protocols with retail pharmacists to help foster the health of members and maximize savings for our clients. Pharmacies in the network benefit, in turn, from increased member traffic and sales.

Following standard industry practice, retail pharmacies maintain online contact with us to process prescription drug claims. We confirm a member’s eligibility, determine the co-payment, update records as required, and conduct concurrent DURs to enhance patient safety. Our retail network department is available 24 hours a day, seven days a week to answer pharmacists’ questions and provide support for processing prescription claims.

Home Delivery Pharmacy Service.    Our home delivery pharmacy service is the industry’s largest in terms of the number of prescriptions filled. We dispensed approximately 82 million prescriptions in 2002 through our home delivery pharmacies. For maintenance medications, home delivery typically reduces costs for clients through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Many members prefer home delivery for maintenance medications because they can typically receive a 90-day supply instead of a 30-day supply as commonly dispensed by retail pharmacies. Members can place orders easily online through our member website, through our integrated voice-response phone system, or through the mail.

Our home delivery pharmacy infrastructure currently consists of 11 home delivery pharmacies throughout the United States, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In our prescription processing centers, our pharmacists focus on “front-end” pharmacy activities such as reviewing, recording and interpreting incoming prescriptions, screening for interactions based on each patient’s drug history and medical profile, resolving benefit and clinical issues with plan sponsors and physicians and then approving and routing the prescriptions to one of our five home delivery dispensing pharmacies. In the five dispensing pharmacies, including our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we focus on “back-end” dispensing processes such as dispensing the medication and then presorting for shipment to patients by mail or courier. All 11 of our home delivery pharmacies are electronically networked to provide national coverage.

We have capitalized on the efficiencies created by our two automated dispensing pharmacies, and have substantially completed implementing our new operational platform. This new operational platform further separates the front-end processing activities and back-end dispensing processes by converting our integrated home delivery pharmacies into front-end pharmacies and concentrating back-end activities at our two automated dispensing pharmacies. This approach allows us to optimize the value of our professional pharmacist services to meet the needs of members and ensure faster and smoother service, as well as maximize the efficiency of the dispensing function.

Call Center Pharmacies.    We operate seven call center pharmacies each of which is licensed as a pharmacy in the state in which it is located and is staffed by service representatives and pharmacists. Personnel at our call center pharmacies are available to answer questions and provide information and support to members 24 hours a day, seven days a week, for members using either our home delivery dispensing pharmacies or our retail pharmacy network. Our call center pharmacies also provide information and services to physicians and pharmacists who service our clients’ members. Service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access prescription and health information when providing service to members and encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

Health Management Programs

We offer a comprehensive series of Positive Approaches® health management programs as part of our prescription drug benefit package to help members with certain chronic conditions better understand their conditions and comply with their prescribed drug therapies. Enrolled members receive educational and behavioral interventions, including letters and phone calls, as well as clinical support through toll-free hotlines. We have focused on illnesses that have high prevalence rates and high impact on clients in terms of drug and medical costs. These illnesses include depression, digestive, respiratory, hypertension and high cholesterol and other cardiovascular problems, diabetes, multiple sclerosis and hepatitis C. An additional program supports smoking cessation. Clients benefit through lower or avoided medical costs. Some of these programs are affiliated with the American College of Gastroenterology, the American Lung Association, the American Diabetes Association, the National Multiple Sclerosis Society, and the American Liver Foundation or other professional organizations.

Our Partners for Healthy Aging® initiative focuses on older members and supports older adults with literature and drug information printed in easy-to-read, large type and with customer service representatives specially trained in senior health issues.

Physician Services

Motivating physicians to prescribe more cost-effective medications is a key objective of a number of our initiatives, including our Physician Service Center, integrated generics strategy featuring our Generics FirstSM education and sampling program, Physicians Practice Summary Program and Point-of-Care On-line Connectivity Program.

Physician Service Center.    Our Physician Service Center provides a single toll-free number for physicians and office staff to call one of our specially trained and dedicated staff of pharmacists and service representatives who can answer questions relating to patients and their prescription drug benefits. The center is further supported by physicians in our Department of Medical Affairs. The center assists in improving physicians’ understanding of formularies, generics and utilization management. Typically, the center also fields general questions about our company and our clinical products and services, handles requests for educational or promotional materials, and routes calls to other experts in our company if more in-depth information is required. Our integrated communication platform includes a physician fax platform that analyzes and routes faxes to expedite resolution of physician inquiries regarding formulary compliance and other programs and services.

Integrated Generics Strategy.    Our integrated generics strategy seeks to reduce our clients’ drug spend by increasing the use of generic medications, when clinically appropriate, in place of more expensive, brand name medications. The strategy encompasses generic education, substitution, and interchange programs, as well as a host of other activities, including careful tracking of brand name drugs about to lose their exclusivity. When patents for brand name drugs expire, we act quickly to encourage physicians and members to use the new generic equivalent. For example, when the blood pressure medication Vasotec lost patent protection, our home delivery pharmacies moved quickly to substitute the new generic equivalent, enalapril. In our home delivery pharmacy business, generic conversions from Vasotec reached approximately 90% within one month of enalapril’s availability, providing savings to our clients. In our home delivery pharmacy business, generic conversions from Prinivil/Zestril reached approximately 90% within one month of generic lisinipril’s availability, providing savings to our clients.

Introduced late in 2000, our Generics FirstSM program has been encouraging the use of generics, where medically appropriate, among approximately 20,000 physicians across the country. Of these physicians, approximately 3,800 receive periodic face-to-face informational visits from our specially trained pharmacists who discuss clinical guidelines for generics and facilitate the ordering of free samples of commonly prescribed generic medications from manufacturers. These pharmacists also provide educational brochures on the benefits of generics for patients in office waiting areas and exam rooms. As part of this program, over 500 physicians nationwide have participated in an innovative web-based educational program that provides online Generics First clinical and cost education.

Physician Practice Summary Program.    Through our Physician Practice Summary Program, we are able to track physician prescribing histories and report summary and comparative data to both physicians and clients. This information, combined with meetings with physicians, is useful in encouraging physicians to improve the cost effectiveness of their prescribing.

Point-of-Care On-line Connectivity Program.    More than 10,000 physicians use our point-of-care, or POC, electronic prescribing program. During 2002, these physicians submitted more than 1.6 million prescriptions using electronic prescription writing tools. Key objectives of the strategy include improved accuracy of information transmitted to the pharmacy and enhanced patient safety. Physicians gain real-time access to a patient’s plan guidelines and prescription history to help prevent drug interactions and duplicate therapies. Physicians also benefit from electronic prescribing because it simplifies the prescription process and, we believe, improves the quality of patient care.

We work closely with a variety of handheld and PC based POC providers in recruiting new physician users. We also encourage the use of an open-access system to ensure that standardized solutions are available for varying physician office requirements. In February 2001, we formed RxHub LLC with AdvancePCS and Express Scripts, Inc. RxHub created a standardized electronic prescribing platform, enabling physicians to use electronic prescribing technology to link to pharmacies, PBMs and health plans. As of December 28, 2002, we have invested $9.5 million in RxHub with an additional $1.9 million during the first quarter of 2003. As of March 29, 2003, we have invested $11.4 million and anticipate investing an additional $2.2 million in 2003.

Web-Based Services

We believe our web-based services are the most advanced and comprehensive in the PBM industry. Not only do we offer what we believe is the industry’s leading consumer website for members, we also offer client and pharmacist sites with interactive tools aimed at improving compliance with plan goals, simplifying benefit administration, and providing critical benefit and medical information.

Member-Oriented Web Services.    Our member Internet initiative is focused on keeping members informed about their prescription drug coverage while encouraging them to use safe, effective therapies that comply with their plan’s provisions.

Our member website provides members a broad set of features and capabilities, including:

•	the ability to handle first-fill prescriptions, refills and renewals for home delivery, as well as transfers from retail pharmacies to home delivery;

•	access to prescription histories;

•	plan-specific drug information, including coverage guidelines and co-payment comparisons for brand and generic medications;

•	member-specific messaging on benefit changes and updates;

•	dedicated online service representatives and pharmacists; and

•	a wide offering of personal health information and tools, including specialized e-health websites providing information concerning specific diseases.

Our member website was the first Internet pharmacy site to be certified by the National Association of Boards of Pharmacy. The site processed more than 10.8 million prescription orders in 2002 and currently processes approximately 250,000 prescription orders per week. The site also handled more than 38 million member service inquiries in 2002, and was named one of the most trusted health care websites by Yahoo! Internet Life in February 2002.

Client-Oriented Web Services.    Our client website, an extranet introduced in 2001, provides clients online access to our proprietary tools for reporting, analyzing and modeling data, clinical- and decision-support, plan administration, including eligibility and claims reviews, the latest industry news, and easy submission and tracking of service requests. Clients who conduct their own member service can use our client website to update eligibility data and counsel members on all aspects of their pharmacy benefit, formularies, co-payments and coverage provisions, including the location of network retail pharmacies. Clients also can view detailed, consolidated claims for retail and home delivery service and issue prior-authorization approval. We can tailor access to the specific needs of different users who play a role in managing the pharmacy benefit within the client organization, thereby limiting access to information to those who are authorized to view it.

Pharmacist-Oriented Web Services.    Our Pharmacist Resource Center is an online service for pharmacies that participate in our national networks. This service provides pharmacists with the latest news on new benefit plans, plan design changes, pricing information, drug recalls and alerts, as well as online access to our pharmacy services manual. The center also gives participating pharmacies e-mail access to our pharmacy services help desk.

Contractual Relationships

Our net revenues are principally derived from contracting with clients to provide prescription drugs to their members through our home delivery pharmacies and our networks of contractually affiliated retail pharmacies. Our client contracts provide that a client will pay for drugs dispensed to its members at specified discounts to average wholesale prices, plus the applicable dispensing fee. Both the specified discounts to average wholesale prices and the applicable dispensing fee vary based on whether the drug dispensed is a brand name drug or generic drug and whether the prescription is filled through a home delivery or retail pharmacy. Clients also pay an administrative fee per prescription filled for services we provide. These services comprise claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Client contracts generally provide that we will share with clients formulary rebates received from pharmaceutical manufacturers. Additionally, many of our contracts with clients contain provisions that specify minimum levels of service we will provide to the client and associated penalties if we do not meet these levels.

Our contracts with pharmaceutical manufacturers provide us with rebates and fees for prescription drugs dispensed through our home delivery pharmacies and retail pharmacies participating in our networks of contractually affiliated retail pharmacies, as well as discounts for prescription drugs we purchase and dispense from our home delivery pharmacies. We typically purchase generic drugs directly from generic manufacturers pursuant to informal agreements and understandings under which we will provide the generic manufacturer with the right to be the exclusive supplier to our home delivery pharmacies so long as such manufacturer’s prices remain competitive. Rebates and fees are predominantly equal to a percentage of the aggregate dollar value of all of a particular drug that we dispensed, based on the manufacturer’s published wholesale price for that drug. Rebates and fees are invoiced to the pharmaceutical manufacturer and paid to us on a quarterly basis. Although most rebates are payable on a product by product basis, some pharmaceutical manufacturers have agreed to pay rebates in respect of any given client only if all of the specified products of the manufacturer are included on that client’s formulary. Our contracts typically provide for two types of rebates:

•	formulary rebates, which are based on inclusion of the pharmaceutical manufacturer’s products on the formularies used by our clients; and

•	performance based rebates, which are based on our achieving various performance criteria, such as contractually specified market share levels.

Formulary rebates are typically calculated based on an agreed percentage of the aggregate wholesale price of all prescriptions dispensed for clients which include the applicable pharmaceutical products on their formularies and do not subject such products to restrictions which are not applicable to competing branded products. Market share rebates, a type of performance based rebate, are contingent upon us achieving the contractually specified market share level for a particular drug for all of our clients. We generally share a portion of rebates with our clients based on the provisions of the applicable client contract, and may also guarantee a minimum rebate per prescription dispensed to the client’s members. For a further discussion of the rebates we receive, see “Risk Factors—Risks Relating to Our Business—If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins may decline and we may not be profitable” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies”.

In addition to contracts with clients and pharmaceutical manufacturers, we have contractual relationships with independent and chain retail pharmacies that have agreed to participate in one or more of our retail networks. These retail pharmacies agree to fill prescriptions for our clients’ members at discounted prices and, in exchange, we pay them for the contracted cost of drugs they dispense, net of co-payments, and an agreed upon professional fee for filling each prescription and performing eligibility and benefit management and other services.

Clients

We have clients in a broad range of industry segments, including the various Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. For the fiscal year ended December 28, 2002, our ten largest clients based on revenue accounted for approximately 42% of our net revenues, including UnitedHealth Group, our largest client, which represented approximately $5,300 million, or 16%, of our net revenues. Our contract with UnitedHealth Group expires on December 31, 2005. No other client accounted for 10% or more of our net revenue in this period. Our failure to retain key clients or satisfy contractual provisions with key clients could adversely affect our business, profitability and growth prospects.

Our contracts with clients generally have terms of three years and agreements with a few of our larger clients, representing approximately 7% of our net revenues in 2002, are terminable by the client on relatively short notice. Our contract with UnitedHealth Group grants termination rights in the event of a change of control of our company. The termination or renegotiation of the UnitedHealth Group contract as a result of the spin-off could result in significantly decreased revenues.

Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service or cost guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2002.

Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may adversely affect our results of operations if they result in refunds or the termination or non-renewal of a client contract.

Home Delivery Service Suppliers

We maintain an extensive inventory in our home delivery pharmacies of brand name and generic pharmaceuticals. If a drug is not in our inventory, we can generally obtain it from a supplier within one or two business days. We purchase our pharmaceuticals either directly from manufacturers or through wholesalers. During 2002, one wholesaler, AmerisourceBergen Corp., accounted for approximately 62% of the total dollar amount of our home delivery pharmaceutical purchases, most of which were brand name pharmaceuticals. Merck directly supplies substantially all our inventory of Merck products. Generic pharmaceuticals are generally purchased directly from manufacturers. Except to the extent that brand name drugs are available to the market exclusively through the manufacturer, we believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available.

Competition

Competition in the PBM industry is intense. We compete primarily on the basis of our ability to design and administer innovative programs and services that provide high-quality, affordable prescription drug care and health management services to health plan members. We believe plan sponsors generally consider the following key competitive factors:

•	quality of service for members and clients;

•	ability to manage client prescription drug cost;

•	track record in negotiating favorable financial discounts and rebates from pharmaceutical manufacturers and retail pharmacies;

•	scope and effectiveness of clinical expertise in designing plans and programs;

•	use of technology to deliver information and services to members;

•	scale to administer plans with both regional and national coverage; and

•	financial stability.

We compete with a wide variety of companies for business in client segments broadly defined as Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. Although some of our competitors focus on a limited set of client segments, we have clients in all of these segments, and we have achieved significant plan retention and actively compete for new business in all segments.

Competitors fall into the following categories:

National Competitors.    We compete with three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. These competitors conduct business in every market segment and, like us, they have national sales and account teams, home delivery pharmacies and extensive technology infrastructure.

Managed Care and Insurance Companies.    We also compete with several managed care organizations, Blue Cross/Blue Shield plans and insurance companies that have their own internal full-service pharmacy benefit programs. Some of these competitors have national account capabilities and, in some cases, they may have access to greater financial, purchasing or distribution resources than we have.

Other Competitors.    Because we provide a wide variety of programs and services, there are many non-PBM firms that compete with us in various aspects of our business. Some of our health management and other member services compete with similar services offered by pharmaceutical companies and by smaller firms specializing in those service markets. Other firms that focus on large-scale claims processing also compete with us.

Government Regulations

Federal and state laws and regulations govern many aspects of our business. These laws and regulations apply to our administration of prescription drug benefits and our drug and health education programs and services. In addition, the activities of our home delivery pharmacies are regulated under federal and state laws applicable to the purchase, distribution and dispensing of prescription drugs. Many of our clients, including insurers and health management organizations, or HMOs, that are payers for prescription drug benefits, are themselves subject to extensive regulations that affect the design and implementation of prescription drug benefit plans that they sponsor. We believe we are in substantial compliance with all existing legal and regulatory requirements material to the operation of our business. However, the application of complex standards to the operation of our business creates areas of uncertainty.

We have standard operating procedures and controls designed to enhance operating efficiencies and assist in ensuring compliance with existing contractual requirements and state and federal law, and we monitor and audit our adherence to these procedures and controls. As a result of our internal review processes, we have become aware that certain employees at some of our pharmacies did not follow certain of our procedures and controls with respect to recording the turnaround time between the receipt and processing of prescriptions, and we have taken appropriate corrective and disciplinary actions. We have recently commenced, with the assistance of outside counsel, an internal review of all of our significant home delivery pharmacy practices and will conduct similar reviews from time to time in the future. Based upon our review to date of the first quarter of 2003, while the turnaround times between receipt and processing of less than one-half of one percent of home delivery prescriptions at the pharmacies reviewed were not recorded in accordance with our standard operating procedures and controls, we believe that these actions did not result in any material violations of any contract or applicable law. Nevertheless, the review is ongoing and a determination that any such violations occurred could adversely impact existing governmental or legal proceedings or otherwise have a material adverse effect on our business, financial condition or profitability.

Numerous new health care laws and regulations or modifications to existing laws or regulations have been proposed at the federal and state levels. We cannot predict how courts or regulatory agencies may interpret existing laws or regulations or what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care or the PBM industry. Laws and regulations in these areas will continue to evolve. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws directly affecting our operations or the market for our services that could have a material adverse affect on our business, profitability, liquidity or growth prospects.

Among the federal and state laws and regulations that affect aspects of our business are the following:

Regulation of Our Pharmacy Operations.    The practice of pharmacy is generally regulated at the state level by state boards of pharmacy. Our home delivery pharmacy operations are located in eight states and dispense drugs throughout the United States. We have 11 home delivery pharmacies, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In addition, we operate seven call center pharmacies that provide extensive support and counseling to members using either our home delivery dispensing pharmacies or our retail pharmacy network. Each of our dispensing pharmacies, prescription processing centers and call center pharmacies must be licensed in the state in which it is located. Our pharmacies are located in Florida,

Nevada, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington. In some of the states where our dispensing pharmacies are located, state regulations require compliance with standards promulgated by the United States Pharmacopeia, or USP, a nonprofit organization whose members represent the healthcare professions, industry, government and academia. USP creates standards in the packaging, storage and shipping of pharmaceuticals. We believe that each of our pharmacies has the appropriate licenses required under the laws of the state in which it is located and that we conduct our pharmacy operations in accordance with the laws and regulations of these states.

Our home delivery pharmacies deliver prescription drugs to the members of benefit plans sponsored by our clients in all 50 states. Many of the states into which we deliver pharmaceuticals and controlled substances have laws and regulations that require out-of-state home delivery pharmacies to register with that state’s board of pharmacy or similar regulatory body. We have registered in every state that requires registration for the services we provide. To the extent some of these states have specific requirements for out-of-state home delivery pharmacies that apply to us, we believe that we are in compliance with them. In addition, some states have proposed laws to regulate online pharmacies, and we may be subject to this legislation if it is passed.

Federal agencies further regulate our pharmacy operations. Pharmacies must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. In addition, the FDA inspects facilities in connection with procedures to effect recalls of prescription drugs. The FTC requires mail order sellers of goods to engage in truthful advertising and, generally, to stock a reasonable supply of the product to be sold, to fill mail orders within 30 days and to provide customers with refunds when appropriate. The U.S. Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The U.S. Postal Service historically has exercised this statutory authority only with respect to controlled substances. If the U.S. Postal Service restricts our ability to deliver drugs through the mail, alternative means of delivery are available to us. However, alternative means of delivery could be significantly more expensive.

Third-Party Administration and Other State Licensure Laws.    Many states have licensure or registration laws governing companies that perform Third-Party Administration, or TPA, services on behalf of others. The definition of a TPA required to register and comply with these laws varies from state to state. We have obtained licenses in each of the states in which we believe a license is required based on the benefit management services we provide in those states.

In addition, many states have laws or regulations that govern ancillary health care organizations, including preferred provider organizations and companies that provide utilization review and related services. The scope of these laws differs significantly from state to state, and the application of these laws to the activities of PBMs is often unclear. We have registered under these laws in states in which we have concluded, after discussion with the appropriate state agency, that registration is required. These regulatory schemes generally require annual or more frequent reporting and licensure renewals and impose other restrictions or obligations affecting PBM services. Changes in these regulatory schemes could adversely affect our business, profitability and growth prospects.

Consumer Protection Laws.    Most states have consumer protection laws designed to assure that information provided to consumers is adequate, fair and not misleading. In October 1995, we and Merck entered into settlement agreements with 17 states in which we and Merck agreed to require pharmacists affiliated with our home delivery service to disclose to physicians and patients the financial relationships among us, Merck and the home delivery pharmacy. The pharmacists must make this disclosure when they contact physicians to discuss branded alternatives to a drug the physician has prescribed. Our practices conform to the requirements of these settlement agreements and we believe they conform to other requirements of state consumer protection laws. However, we may be subject to further scrutiny under these consumer protection laws as they are often interpreted broadly.

Antitrust Laws.    Since 1993, retail pharmacies have filed over 100 separate lawsuits against pharmaceutical manufacturers, wholesalers and other major PBMs, including us, challenging manufacturer discounting and rebating practices under various federal and state antitrust laws. These suits allege in part that the pharmaceutical manufacturers offered, and we and some other PBMs knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act and the federal Sherman Act. The Robinson-Patman Act generally prohibits discriminatory pricing practices. The Sherman Act generally prohibits contracts and combinations that unreasonably restrain trade or monopolization of any part of interstate commerce. Some pharmaceutical manufacturers have settled some of the Sherman Act cases brought on behalf of a nationwide class of retail pharmacies. The class action settlements generally provided for commitments to retail pharmacies by the manufacturers in connection with their discounting practices. The defendants who did not settle the Sherman Act class action cases won on a directed verdict. Some drug manufacturers have settled some actions filed by plaintiffs who opted out of the class action without disclosing the terms of the settlements. Approximately 100 Robinson-Patman Act cases to which we are a party remain pending. For further information on these cases, see “—Legal Proceedings and Government Investigations” below.

In 1999, the FTC entered an order to resolve its antitrust concerns resulting from Merck’s acquisition of us in 1993. Among other things, the order requires us to maintain an open formulary that consists of drugs selected and approved by the Pharmacy and Therapeutics Committee. The order also requires that we accept, and accurately reflect on the open formulary, all concessions offered by any other manufacturer of pharmaceutical products. We and Merck also agreed pursuant to the order not to share proprietary or other non-public pricing information received from the other’s competitors unless such information is required for legal or auditing purposes.

Network Access Legislation.    As part of our PBM services, we form and manage pharmacy networks by entering into contracts with retail pharmacies. A significant number of states have adopted legislation that may affect our ability to limit access to our retail pharmacy networks or to remove retail pharmacies from a network. This type of legislation, commonly known as “any willing provider” legislation, may require us or our clients to admit into our networks and retain any retail pharmacy willing to meet the price and other terms of our clients’ plans. To date, these statutes have not had a significant impact on our business because for most of our clients we administer large networks of retail pharmacies and will admit any licensed pharmacy that meets our network’s terms, conditions and credentialing criteria, including adequate insurance coverage and good standing with the relevant state regulatory authorities.

Proposals for Direct Regulation of PBMs.    Legislation directly regulating PBM activities in a comprehensive manner has been introduced recently in a number of states. These legislative initiatives have the support of associations representing independent pharmacies. In addition, legislation has been proposed in some states seeking to impose fiduciary obligations or disclosure requirements on PBMs. If enacted in a state in a form that is applicable to the operations we conduct there, this type of legislation could materially adversely impact us. Georgia has enacted a statute requiring PBMs engaged in the practice of pharmacy to obtain a Georgia pharmacy license. Compliance with this statute has not had a material impact on us.

ERISA Regulation.    We typically provide services to a number of different corporations and other sponsors of health plans. These plans are subject to ERISA, which regulates employee pension benefit plans and employee welfare benefit plans, including health benefit and medical plans. The following areas of ERISA regulation could be material to PBMs:

•	ERISA Fiduciary Responsibility. ERISA imposes duties on any person that is a fiduciary with respect to a plan that is subject to ERISA. We administer pharmacy benefit plans according to the plan design choices made by the plan sponsor. We believe that our activities are sufficiently limited that we are not a fiduciary except in those instances in which we have expressly contracted to act as a fiduciary for the limited purpose of addressing benefit claims and appeals, including our program to meet the Department of Labor, or DOL, regulations for claims payment and member appeals. See “Business—ERISA Regulation—Department of Labor Claims Determination Regulations”. If we are found to be a fiduciary, or in the instances in which we have contracted to act as a limited fiduciary, we could be subject to claims for breach of fiduciary duties in connection with the services we provide to a plan, and our business, profitability, liquidity or growth prospects may be materially adversely affected.

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a “fiduciary” under ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Recently, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court on December 9, 2002. Under the proposed settlement, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. For further information on this case, see “—Legal Proceedings and Government Investigations” below.

•	Department of Labor Claims Determination Regulations. In 2001, the DOL promulgated extensive new regulations under ERISA setting out standards for claims payment and member appeals as well as notice and disclosure requirements. These regulations took effect for employers with health plans with plan years beginning on or after July 1, 2002 and represent an additional regulatory burden for us and our ERISA plan clients.

Anti-Kickback Laws.    Subject to certain exceptions, federal law prohibits the payment, offer, receipt or solicitation of any remuneration that is knowingly and willfully intended to induce the referral of Medicare, Medicaid or other federal health care program beneficiaries for the purchase, lease, ordering or recommendation of the purchase, lease or ordering of items or services reimbursable under federal health care programs. These laws are commonly referred to as anti-remuneration or anti-kickback laws. Several states also have similar laws, known as “all payor” statutes, that impose anti-kickback prohibitions on services not covered by federal health care programs. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. Anti-kickback laws vary between states, and courts have rarely interpreted them. However, where courts have reviewed these laws, they have generally ruled that contracts that violate anti-kickback laws are void as a matter of public policy.

Courts, the Office of the Inspector General within the Department of Health and Human Services, or OIG, and some administrative tribunals have broadly interpreted the federal anti-kickback statute. Courts have ruled that a violation of the statute may occur even if only one of the purposes of a payment arrangement is to induce patient referrals or purchases. Among the practices that the OIG has identified as potentially improper under the statute are “product conversion programs” in which benefits are given by pharmaceutical manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. These laws have been cited as a partial basis, along with the state consumer protection laws discussed above, for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to physicians or pharmacists in connection with product conversion programs.

On April 28, 2003, the OIG issued a final voluntary guidance for pharmaceutical manufacturers to consider when developing or implementing programs to assure compliance with laws and regulations pertaining to doing business with federal health care programs, such as Medicare and Medicaid. The guidance raises several questions and areas of risk that manufacturers should address in reviewing their business transactions with physicians and other health professionals who influence drug prescribing, drug purchasers such as hospitals and pharmacies, group purchasing organizations and PBMs. The key areas of risk identified by the guidance include discounts and rebates, product support services tied to the purchase of products, educational grants, research funding, and other remuneration to purchasers such as upfront payments, free or reduced-price goods or payments to cover the cost of converting from a competitor’s product. The guidance encourages manufacturers to structure their relationships to fall within several “safe harbors” established under the anti-kickback statute or regulations whenever possible, but also acknowledges that failure to comply with a safe harbor does not mean a business arrangement is illegal. The final guidance recognizes the value of formularies and formulary support activities to promote clinically appropriate, safe, and cost-effective drug therapy. The guidance says that formulary development is unlikely to raise significant anti-kickback issues as long as decisions about clinical efficacy and appropriateness precede and are paramount to considerations of costs. The guidance states that rebates or other payments by manufacturers to PBMs that are based on or otherwise related to a PBM’s customers’ purchases potentially implicate the anti-kickback statute.

We believe that we substantially comply with the legal requirements imposed by these laws and regulations, and that our programs do not involve practices that the OIG has questioned. To date, the government has not commenced enforcement actions under the anti-kickback statutes against PBMs with regard to their negotiation of discounts, rebates and administrative fees from drug manufacturers in connection with drug purchasing and formulary management programs, or their contractual agreements with pharmacies that participate in their networks, or their relationships with their health plan customers. However, in 1998, the U.S. Attorney’s Office for the Eastern District of Pennsylvania began an investigation into whether rebates and other payments made by pharmaceutical manufacturers to PBMs, or payments made by PBMs to retail pharmacies or others, violate the anti-kickback laws or other federal laws. We received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. In June 2001 the State Attorney General’s Office of Tennessee also requested information similar to that requested by the U.S. Attorney’s Office for the Eastern District of Pennsylvania.

On June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints filed in February 2000 under the federal False Claims Act and similar state laws in the U.S. District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. The government’s notice of intervention is limited to claims relating to the False Claims Act and states that the government will file its own complaint by September 30, 2003. The government’s complaint may assert additional allegations or claims under other statutes or common law. For more information regarding these proceedings and investigations, see “—Legal Proceedings and Government Investigations” below.

FDA Regulation of Managed Care Communications.    The FDA generally has authority under the federal Food, Drug and Cosmetic Act, or FDCA, to regulate drug promotional materials that are disseminated “by or on behalf of” a pharmaceutical manufacturer. The FDA traditionally has not asserted jurisdiction over communications by physicians, pharmacists or managed care organizations who often discuss pharmaceuticals and their uses and properties. In January 1998, the FDA issued a

Draft Guidance for Industry regarding the regulation of activities of health care organizations and PBMs directly or indirectly controlled by pharmaceutical manufacturers. In that draft guidance, the FDA purported to have the authority to hold pharmaceutical manufacturers responsible for the activities of PBMs and other plans considered by the FDA to be promotional on behalf of the manufacturer, depending upon the nature and extent of the relationship between the pharmaceutical manufacturer and the PBM or plan. We and many other companies and associations commented to the FDA in writing regarding its authority to regulate the communications of PBMs that are not made by the PBM on behalf of the manufacturer. In August 1999, the FDA withdrew the guidance and stated that it would reconsider the basis for its issuance. To date, the FDA has not taken any further action on the issue. The FDA could re-examine the issue and seek to assert the authority to regulate the communications of such PBMs based on their relationships, financial or otherwise, with pharmaceutical manufacturers. Legislation has also been proposed permitting the FDA, or another federal agency, to regulate online pharmacies that dispense prescription drugs. These regulations could have an adverse impact on the way we operate our business.

Regulation of Financial Risk Plans.    Although the administration of fee-for-service prescription drug plans by PBMs is not subject to insurance regulation by the states, a few clients seek to limit their exposure in providing prescription drug benefits. In order to provide “stop-loss” insurance to our clients who seek to limit their risk under fee-for-service drug plans, we own three insurance companies: Medco Containment Insurance Company of New Jersey; Medco Containment Insurance Company of New York; and Medco Containment Life Insurance Company. These subsidiary insurance companies are licensed in 48 states and the District of Columbia and are subject to extensive regulatory requirements imposed under the insurance laws of the states in which they are domiciled as well as those in which they have obtained licenses to transact insurance business. These insurance subsidiaries only underwrite risk in connection with our own PBM services and do not represent a separate line of business. Historically, we have provided services to a limited number of our clients through these insurance companies. We provided such services to five of our clients in each of the preceding three years. Premiums paid to the insurance companies and the losses incurred under the insurance coverage during this period were not material to our financial results.

Regulation Relating to Data Transmission and Confidentiality of Patient Identifiable Information.    Dispensing of prescriptions and management of prescription drug benefits require the ability to utilize patient-specific information. Government regulation of the use of patient identifiable information has grown substantially over the past several years. At the federal level, Congress has enacted legislation, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Department of Health and Human Services, or HHS, has adopted extensive regulation, governing the transmission, use and disclosure of health information by all participants in health care delivery, including physicians, hospitals, insurers and other payers. Additionally, regulation of the use of patient identifiable information is likely to increase. Many states have recently passed or are considering laws dealing with the use and disclosure of health information. These proposals vary widely, some relating to only certain types of information, others to only certain uses, and yet others to only certain types of entities. These laws and regulations have a significant impact on our operations, products and services, and compliance with them is a major operational requirement. Regulations and legislation that severely restrict or prohibit our use of patient identifiable information could materially adversely affect our business.

Under HIPAA, Congress required HHS to adopt standards governing the transmission, use and disclosure of individually identifiable health information. HHS adopted Privacy Standards under HIPAA with a compliance deadline of April 14, 2003. The Privacy Standards require covered entities to make available certain rights to individuals, including the right to receive notice of privacy practices describing how their health information may be used or disclosed, the right to access to a copy of health information maintained by the covered entity, the right to request amendment to such health information, the right to an accounting of certain disclosures of health information, and certain rights to request restrictions on how their health information may be used or disclosed. Additionally, the Privacy Standards specifically define permitted uses and disclosures of an individual’s health information, including for purposes of treatment, payment and healthcare operations, and generally require that a covered entity obtain valid written authorization from the individual for other uses and disclosures. The Privacy Standards require covered entities to establish administrative safeguards, including appointment of a privacy official, adoption of policies and practices to assure compliance with the HIPAA standards and to limit use or disclosure of health information in many cases to the minimum amount necessary to accomplish an activity permitted by the Privacy Standards. Medco Health’s pharmacy operations are covered entities which are directly subject to these requirements. In its role as a manager of the prescription benefit, Medco Health is a business associate of health plan clients which are covered entities subject to the Privacy Standards. We have invested considerable time and resources modifying our systems, policies and procedures in order to comply with our obligations under the HIPAA regulations as a covered entity and to develop the capabilities to support compliance by health plan clients.

HIPAA does not preempt state law privacy requirements that are generally conflicting and more restrictive. Therefore, in addition to meeting the requirements of the federal HIPAA privacy standards, we or our clients may be subject to additional requirements and restrictions under numerous state laws and regulations that impact health care information. These include applicable pharmacy laws, insurance laws, the federal Graham-Leach-Bliley law and state regulations governing data use by financial institutions and specific legislation designed to protect the privacy of health data. In addition, legislation has been proposed in many states to further regulate use, disclosure or maintenance of health care information or to provide individuals with additional rights with respect to their health information. Such regulation could significantly impact our programs and service offerings and have an adverse affect on our business, profitability and growth prospects.

In February 2003, HHS adopted Security Standards under HIPAA with a compliance date of April 21, 2005. We are in the process of assessing the requirements under these regulations and will take the steps needed to comply prior to the required date.

Sanctions for failing to comply with HIPAA standards include criminal and civil penalties. If we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

Regulation Applicable to Clients.    We provide services to insurers, managed care organizations, Blue Cross/Blue Shield plans and many others whose ability to offer a prescription benefit may be subject to regulatory requirements and constraints under a number of federal or state regulatory schemes. While we may not be directly subject to these regulations, they can have a significant impact on the services we provide our clients.

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Formulary Restrictions.    A number of states enacted laws that regulate the establishment of formularies by insurers, HMOs and other third-party payors. These laws relate to the development, review and update of formularies; the role and composition of pharmacy and therapeutics committees; the availability of formulary listings; the disclosure of formulary information to health plan members; and a process for allowing members to obtain non-preferred drugs without additional cost-sharing where the non-preferred drugs are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the National Association of Insurance Commissioners is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if widely enacted, may eventually provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan members, members’ access to non-preferred drugs, and the appeals process available to members when coverage of a non-preferred drug is denied by the health plan or PBM. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our insurer, HMO and other health plan clients.

•	Plan Design Restrictions. Some states have legislation that prohibits a health plan sponsor from implementing certain restrictive design features. For example, some states have enacted “freedom of choice” legislation that entitles members of a plan to prescription drug benefits even if they use non-network pharmacies. Some states are implementing rules limiting formulary flexibility. The rules may prevent plans from changing their formularies during the plan year. The rules may mandate coverage of at least two drugs per therapeutic class and limit the difference in co-payments for different tiers on a multi-tiered formulary, or mandate coverage of particular benefits or conditions. Although we operate in these states, this legislation does not generally apply directly to us, but it may apply to some of our clients that are HMOs and insurers. If other states enact similar legislation, PBMs may be less able to achieve economic benefits through health benefit management services and their services may be less attractive to clients.

•	Industry Standards for PBM Functions. The National Committee on Quality Assurance, the American Accreditation Health Care Commission, known as URAC, and other quasi-regulatory and accrediting bodies are considering proposals to increase the regulation of formulary and drug utilization management as well as other PBM activities. While the actions of these bodies do not have the force of law, many clients for PBM services seek certification from them. As a result, these bodies may influence states to adopt requirements or model acts that they promulgate. Some states incorporate accreditation standards of these bodies, as well as the standards of the National Association of Insurance Commissioners and the National Association of Boards of Pharmacy, into their drug utilization review regulation. The outcome of these initiatives is uncertain, and any resulting standards or legislation could impose restrictions on us or our clients in a way that could significantly impact our business.

Managed Care Reform.    The federal government has proposed, and several state governments have proposed or enacted, “Patients’ Bill of Rights” and other legislation aimed primarily at improving the quality of care provided to individuals enrolled in managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care, as well as mandate the content of the appeals or grievance process when a health plan member is denied coverage. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by a few states to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material adverse impact on our business, profitability and growth prospects.

Legislation and Regulation Affecting Drug Prices.    The federal Medicaid rebate statute provides that manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the “average manufacturer price”, or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the “best price” to customers other than the Medicaid program, with certain exceptions. Some manufacturers may see these policies as a disincentive to offering rebates or discounts to private purchasers, including the plans we represent.

In addition, under the Federal Supply Schedule, the federal government seeks and obtains favorable pricing based on manufacturers’ commercial prices and sales practices. Some states have adopted legislation or regulations providing that a pharmacy participating in the state’s Medicaid program must give program patients the best price that the pharmacy makes available to any third party plan. These requirements are sometimes referred to as “most favored nation” payment systems. Other states have enacted “unitary pricing” legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. A number of states have also recently introduced legislation seeking to control drug prices through various statutory limits, rebates or discounts extending to one or more segments of the state’s population. This legislation and regulation could adversely affect our ability to negotiate discounts from network pharmacies or manufacturers or otherwise discourage the use of the full range of our services by current or future clients.

Recently, the federal government has increased its attention to how drug manufacturers develop pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. One element common to many payment formulas, the use of Average Wholesale Price, or AWP, as a standard pricing unit throughout the industry, has been criticized as not accurately reflecting prices actually charged and paid at the wholesale or retail level. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. These proposals and other legislative or regulatory adjustments that may be made to the program for reimbursement of drugs by Medicare and Medicaid, if implemented, could affect our ability to negotiate discounts with pharmaceutical manufacturers. In addition, they may affect our relations with pharmacies and health plans. In some circumstances, they might also impact the reimbursement that our home delivery pharmacy receives from managed care organizations that contract with government health programs to provide prescription drug benefits or otherwise elect to rely on the revised pricing information. Furthermore, private payers may choose to follow the government’s example and adopt different drug pricing bases. This could affect our ability to negotiate with plans, manufacturers and pharmacies regarding discounts and rebates.

Medicare Prescription Drug Benefit.    Although Medicare does not currently offer an outpatient prescription drug benefit, Medicare reimbursement and coverage of prescription drugs may change in the near future. On June 27, 2003, the U.S. Senate passed its version of the Medicare bill while the House of Representatives passed a different version of the bill. Both bills call for a prescription drug benefit, provide consumers with improved access to generic drugs and permit the reimportation of drugs from Canada into the United States. The two bills also envision a larger role for private health plans and offer similar drug benefits to people in traditional Medicare, HMOs and preferred provider organizations. However, the two bills also have significant differences. A conference committee made up of key members of both Houses convened on July 15, 2003 and has begun to resolve the differences between the two bills and is working to reconcile them into a single piece of legislation that will be sent to both Houses for a vote and then to President Bush for his signature. The implications for PBMs will not be clear until after the final legislation has been enacted. We are not able to assess the impact any such law would have on the decision of any of our clients to continue to offer a prescription drug benefit to their Medicare-eligible members.

State Prescription Drug Assistance Programs.    Many states are also considering establishing or expanding state drug assistance programs that would increase access to drugs by those currently without coverage, although the final outcome of the Medicare prescription drug legislation discussed above may affect decisions of legislatures considering such legislation. We are not able to assess at this time whether any of these state proposals will be enacted, how they would address drug cost, the coordination of benefits with over coverage or the role of pharmacy benefit management, nor can we assess any impact such a benefit would have on the decision of any of our clients to offer a prescription drug benefit.

Federal Statutes Prohibiting False Claims and Fraudulent Billing Activities.    A range of federal civil and criminal laws targets false claims and fraudulent billing activities. One of the most significant is the federal False Claims Act, which prohibits the submission of a false claim or the making of a false record or statement in order to secure a reimbursement from a government-sponsored program. In recent years, the federal government has launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws. On June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints pursuant to the federal False Claims Act and similar state laws. For a further discussion of these qui tam complaints and the government’s notice of intervention, see “—Legal Proceedings and Government Investigations”.

Disease Management Services Regulation.    All states regulate the practice of medicine and the practice of nursing. To our knowledge, no PBM has been found to be engaging in the practice of medicine or the practice of nursing by reason of its disease management services. However, a federal or state regulatory authority may assert that some services provided by a PBM, including us, constitute the practice of medicine or the practice of nursing and are therefore subject to federal and state laws and regulations applicable to the practice of medicine and/or the practice of nursing.

Legal Proceedings and Government Investigations

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a “fiduciary” under the provisions of ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which we are the PBM, contend that in accepting and retaining certain rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that we were wrongly used to increase Merck’s market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against us and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

In December 2002, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court. Under the proposed settlement, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement would resolve litigation by plans against Medco Health and Merck based on ERISA and similar claims, except with respect to those plans that affirmatively opt out of the settlement. It does not involve the release of any potential antitrust claims. The release of claims under the settlement would cover the period from December 17, 1994 to the date the settlement receives final approval. The financial compensation discussed above is intended to benefit the ERISA plans for which we administered a pharmacy benefit at any time during that time period.

On April 30, 2003, the court overseeing the proposed class action settlement held a hearing, at which lawyers for the settling plaintiffs, Merck and we advised the court that we collectively had agreed to modify the previously filed settlement agreement in certain respects. At the hearing, and at a later hearing, counsel for three of our clients appeared in order to seek clarification regarding the scope of the settlement and their rights thereunder. Since the April 30 hearing, the settling parties have amended the settlement agreement to reflect the changes discussed at those hearings and in other respects, including a revised definition of the settlement class. The amendments do not change the amount of cash compensation or the provisions relating to the business practices that we agreed to continue or modify under the original agreement.

On July 31, 2003, the court granted preliminary approval to the settlement. The class member plans will have the opportunity to participate in or opt out of the settlement. The court has scheduled a hearing to occur on December 11, 2003, for the purpose of determining, among other things, whether the settlement should be finally approved. The settlement becomes final only if and when the court grants final approval and all appeals have been exhausted. One of the initial plaintiffs in the lawsuits is expected to oppose the settlement.

Similar complaints against us and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class action complaint against Merck and us has been filed by trustees of another benefit plan in the U.S. District Court for the Northern District of California. These cases have been transferred and consolidated in the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

In June 2002, a lawsuit captioned Miles v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of California against Merck and us. The complaint is based on similar factual allegations as the ERISA cases above, with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and us. The Miles case was removed to the U.S. District Court for the Southern District of California and, pursuant to the Multidistrict Litigation order discussed above, was later transferred to the Southern District of New York and consolidated with the ERISA cases pending against Merck and us in that court.

In August 2002, a lawsuit based on similar allegations, captioned City of Atlantic City v. Medco Health Solutions, Inc. et. al., was filed against us in New Jersey state court. The theory of liability in the City of Atlantic City case was based on the New Jersey Consumer Fraud Act. The plaintiff, which purported to represent a class of similarly-situated non-ERISA plans, sought compensatory and treble damages. The New Jersey court dismissed this case without prejudice on January 27, 2003.

In October 2002, we filed a declaratory judgment action, captioned Medco Health Solutions, Inc. v. West Virginia Public Employees Insurance Agency, in the Circuit Court of Kanawha County, West Virginia, asserting our right to certain cost savings under our agreement with the West Virginia Public Employees Insurance Agency, or PEIA. In November 2002, the State of West Virginia and PEIA filed suit against Merck and us in the same court based on similar allegations as the ERISA cases above, and on alleged representations made during contract negotiations. This action is premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, fraud and breach of contract. West Virginia and PEIA seek civil penalties, compensatory and punitive damages, and injunctive relief. In March 2003, in our declaratory judgment action, PEIA and the State of West Virginia, which was joined as a party, filed a counterclaim and third party complaint against us that raised the same allegations they asserted in their November 2002 action described above. We have filed a motion to dismiss the November 2002 action filed by the State of West Virginia and PEIA. We have also filed a motion to dismiss the counterclaim and third-party complaint filed by the State of West Virginia and PEIA in our October 2002 declaratory judgment action.

In March 2003, a lawsuit captioned American Federation of State, County and Municipal Employees v. AdvancePCS et. al., based on similar allegations, was filed against us and other major pharmacy benefit managers in the Superior Court of California. The theory of liability in this action is based on the California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of itself, California non-ERISA health plans, and all individual participants in such plans, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by us. In May 2003, the defendant PBMs requested that the court dismiss the action.

In April 2003, one of our clients filed an action in the federal district court for the Eastern District of Missouri, alleging, among other things, that we breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with us, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, rescission and restitution of revenues that were allegedly improperly received by us. On June 20, 2003, the Judicial Panel on Multidistrict Litigation conditionally transferred this action to the Southern District of New York to be consolidated with the ERISA cases pending against us in that court. The client is opposing the transfer.

In July 2003, our former client CareFirst Blue Cross/Blue Shield filed a complaint in New Jersey state court, asserting claims for violation of fiduciary duty under state law, breach of contract, negligent misrepresentation, unjust enrichment, violations of certain District of Columbia laws regarding consumer protection and restraint of trade, and violation of a New Jersey law prohibiting racketeering. The plaintiff demands compensatory damages, punitive damages, treble damages for certain claims, and restitution. We intend to vigorously defend against all claims alleged in the complaint.

In connection with our spin-off from Merck, we will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. We have denied all allegations of wrongdoing and are vigorously defending these claims, although we have proposed to settle some of these claims as described above. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain, and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices. See “Risk Factors—Risks Relating to Our Business—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices” and “—Risks Relating to Our Industry—PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA”.

On June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints filed in February 2000 under the federal False Claims Act and similar state laws in the U.S. District Court for the Eastern District of Pennsylvania. The government’s notice of intervention is limited to claims relating to the False Claims Act arising out of our contract with the Blue Cross and Blue Shield Association, or BCBSA, to provide home delivery prescription drug benefits to federal employees, retirees and their families. In a related news release, the U.S. Attorney’s office for the Eastern District of Pennsylvania stated that according to the qui tam complaints, we allegedly canceled home delivery prescriptions that could not be filled or mailed in time, underfilled prescriptions, changed prescriptions based upon misleading or false information, made false statements to the BCBSA, induced physicians to engage in inappropriate therapeutic interchanges, favored Merck drugs, failed to comply with applicable state laws regulating procedures intended to prevent harmful drug interactions, fabricated records of calls by pharmacists to physicians, and did not call physicians as required by law when a prescription was ambiguous. The government’s notice of intervention states that the government will file its own complaint by September 30, 2003. The government’s complaint may assert additional allegations or claims under other statutes or common law. We intend to vigorously defend against all claims alleged in the complaints described above.

Since 1998, the Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies as well as PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us.

On April 16, 2003, we received a letter from the Office of the Maine Attorney General seeking information concerning our pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and we have been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices. In addition, in June 2001, the State Attorney General’s Office of Tennessee requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

We have complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care, and we are cooperating with Maine and the other states to provide them with more information about our business practices. We believe that our programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints and the government’s notice of intervention, the states’ request for information or other similar actions is uncertain. The qui tam lawsuits and government intervention are at a very early stage, and we are unable to predict what allegations the government may pursue, whether additional claims and actions (including actions seeking injunctive relief) will be asserted or the total relief (including damages and, possibly, fines) that will be sought. These lawsuits and the investigations described above arise in an environment of rising costs for prescription drugs and heightened public scrutiny of the PBM industry and its practices. See “Business—Government Regulations”. An adverse outcome or result in any of these proceedings could result in material fines and damages, material changes to our business practices, loss of (or litigation with) clients and other penalties and could have a material adverse effect on our business, financial condition and operating results. See “Risk Factors—Risks Relating to Our Business—Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability”.

There remain approximately 100 separate lawsuits, to which we are a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and other major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust

Litigation, allege that we knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. We may settle these cases, but we intend to defend vigorously any cases we are unable to settle on favorable terms. However, any adverse judgment or injunction could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our spin-off from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. For a further discussion of this indemnity obligation, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

In May 2002, a lawsuit captioned Kessler v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of New Jersey. The plaintiff purports to represent a member class claiming that we improperly classified Tamoxifen as a brand name drug, resulting in a higher co-payment for members. The complaint alleges that our classification of Tamoxifen as a brand name drug violates the New Jersey Consumer Fraud Act, and through higher co-payments and prices we have been unjustly enriched. The plaintiff demands that we pay treble damages and turn over any unlawfully obtained profits to a trust. The plaintiff also seeks a permanent injunction and punitive damages. In December 2002, a putative class action lawsuit containing substantially similar allegations to the Kessler case, captioned Smith v. Medco Health Solutions, Inc., was filed in the Superior Court of New Jersey. In June 2003, a putative class action lawsuit containing substantially similar allegations, captioned Del Greco v. Medco Health Solutions, Inc., was filed in the U.S. District Court for the Southern District of New York. The plaintiff in this action, however, asserts that our alleged misclassification of Tamoxifen improperly denied plan benefits and breached an alleged fiduciary duty under ERISA. The plaintiff demands that we pay damages, disgorgement and/or restitution, and seeks injunctive relief. We intend to vigorously defend these claims. The amount of damages sought is not specified and could be material.

We and Merck are named as defendants in a number of purported class action lawsuits relating to our revenue recognition practices for retail co-payments paid by members of plans for which we provide pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and us and certain of our officers and directors relating to our revenue recognition practices for retail co-payments, rebates received by us, and our independent status. We and Merck have filed a motion to dismiss these lawsuits. Although Merck has agreed to indemnify us for a significant portion of any damages or settlement payments in connection with this litigation, we could be liable for a material amount of any damages or settlement payments.

On July 31, 2003, a shareholders derivative complaint was filed in federal court in the District of New Jersey against us and Merck, certain of our officers and directors, and Arthur Andersen LLP. The lawsuit is based on allegations relating to our revenue recognition practices for retail co-payments and further alleges that certain individual defendants breached their fiduciary duty by failing to prevent such practices from occurring and also failing to prevent the conduct at issue in the Gruer complaint and related actions, the antitrust claims pending in the Northern District of Illinois, and the qui tam actions in which the U.S. Attorney’s office for the Eastern District of Pennsylvania has filed notice to intervene, each of which is described above. The complaint seeks monetary damages from Merck and us in an unspecified amount as well as injunctive and other relief.

In April 2003, we received a letter from a former client alleging that we breached our contract with respect to certain pricing guarantees and prescription dispensing fees. We are presently discussing the matter with our former client and we understand that it has filed a complaint against us but the complaint has not been served.

In addition, we are involved in various claims and legal proceedings of a nature considered normal to our business, principally employment and commercial matters. While it is not feasible to predict or determine the final outcome of these remaining proceedings, we do not believe that they would result in a material adverse effect on our business, profitability or growth prospects.

Facilities

We own or lease 67 facilities throughout the United States and the Commonwealth of Puerto Rico. We believe our facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. Our existing facilities contain an aggregate of

105.1

approximately 3,000,000 square feet. Our corporate offices are located in Franklin Lakes, New Jersey and accommodate our headquarters, including our executive, financial, legal, and client support and operations management staff.

Our home delivery pharmacy infrastructure consists of 11 home delivery pharmacies throughout the United States, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In our prescription processing centers, we receive and record prescriptions, conduct clinical utilization reviews, contact physicians to resolve any questions and then approve and route the prescriptions to one of our five home delivery dispensing pharmacies. In the five dispensing pharmacies, two of which are our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we dispense the medication and then pre-sort for shipment to patients by mail or courier. We also operate seven call center pharmacies with access 24 hours a day, seven days a week to respond to calls from our clients, their members, pharmacists and physicians.

The following table sets forth information with respect to our principal facilities:

Location	Owned/ Leased	Approximate Square Footage	Type
Franklin Lakes, NJ	Owned	652,000	Corporate headquarters
Willingboro, NJ	Owned	271,000	Automated dispensing pharmacy
Las Vegas, NV	Owned	215,000	Automated dispensing pharmacy, prescription processing center, call center pharmacy
Fair Lawn, NJ	Leased	77,000	Data center
Montvale, NJ	Leased	140,000	Office
Waukesha, WI	Leased	52,000	Office
Parsippany, NJ	Leased	178,000	Prescription processing center, call center pharmacy
Tampa, FL	Leased	143,000	Prescription processing center
Columbus, OH	Owned	136,000	Prescription processing center, dispensing pharmacy
Fairfield, OH	Owned	100,000	Prescription processing center
Liberty Lake, WA	Owned	25,000	Prescription processing center
Fort Worth, TX	Leased	83,000	Prescription processing center
Tampa, FL	Leased	48,000	Dispensing pharmacy
North Versailles, PA	Leased	39,000	Prescription processing center
Richmond, VA	Leased	3,000	Prescription processing center, dispensing pharmacy
Tampa, FL	Leased	124,000	Call center pharmacy
Dublin, OH	Leased	92,000	Call center pharmacy
Columbus, OH	Owned	48,000	Call center pharmacy
Irving, TX	Leased	62,000	Call center pharmacy
Las Vegas, NV	Leased	41,000	Call center pharmacy

Information Technology

Our Information Technology group supports our retail pharmacy claims processing systems, our home delivery systems and clinical, financial, billing and reporting applications needed for our business. We process all prescriptions and benefit claims through computer systems that we operate and maintain at our data center in Fair Lawn, New Jersey. Our data center is staffed 24 hours per day, 365 days per year and provides primary support for all applications and systems required for our business operations. Our data center also houses our information warehouse, which contains over two billion historical claims. We also administer and monitor an extensive data communications network from our data center. This network is linked to the approximately 60,000 retail pharmacies that service our members, all of our call center pharmacies, home delivery pharmacies and sales offices, as well as to hundreds of clients, vendors and other providers. The data center’s operations are sophisticated, containing a high degree of constant internal monitoring and redundancy, and provide protection against system failures or disasters. To protect against loss of data and extended downtime, we store software and redundant files at both on-site and off-site facilities on a regular basis and have contingency operation plans in place. We have contracted with SunGard Recovery Services Inc. to provide backup to the data center in the event of a disaster. Our contingency or disaster recovery plans might not adequately address all relevant issues.

Employees

As of July 1, 2003, we had approximately 13,200 full time employees and approximately 575 part-time employees. We have collective bargaining agreements covering approximately 50% of our employees. These agreements, which have terms ranging from three to nine years, expire at various dates through November 2006. Specifically, approximately 5,700 employees at our facilities in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas and Washington are covered by collective bargaining agreements with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, AFL-CIO, CLC; approximately 885 employees at our Nevada and New Jersey call center facilities are covered by collective bargaining agreements with the Retail, Wholesale and Department Store Union, U.F.C.W., AFL-CIO, CLC; and approximately 255 pharmacists at our Columbus, Ohio facility are represented by the Association of Managed Care Pharmacists. We have not experienced any work stoppages in the past five years and consider our relations with our employees and their unions to be good.

Insurance

Our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, and our health management services, may subject us to litigation and liability for damages. Historically, we have relied on Merck to arrange our insurance coverage and provide risk management services. As of June 30, 2003, we have our own stand-alone insurance coverages for druggist liability, general liability, workers compensation, business travel and accident, automobile and property and casualty. At the time of the spin-off, we intend to also have in place director and officer liability insurance as well as crime and fiduciary, managed care, and errors and omissions insurance coverage. Our product and professional liability insurance policies are expected to cover individual claims of up to $50 million. Historically, we have not had any product or professional liability claims that have exceeded our insurance coverage amount and any claims have not been material. We believe that our insurance coverage protection will be adequate. However, we might not be able to maintain our professional and general liability insurance coverage in the future and insurance coverage might not be available on acceptable terms or adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect upon our financial position or results of operations. See “Risk Factors—Risks Relating to Our Business—We may be subject to liability claims for damages and other expenses that are not covered by insurance”.

MANAGEMENT

Directors and Executive Officers

The following table contains information regarding our executive officers, directors and proposed directors. Prior to our conversion from a limited liability company to a corporation, the functions of our board of directors were performed by a board of managers.

Name	Age	Position
David B. Snow, Jr.	48	Chairman, President and Chief Executive Officer and Director
Bryan D. Birch	37	President, Systemed, L.L.C.
John P. Driscoll	44	Senior Vice President, Product and Business Development
Robert S. Epstein, M.D.	48	Senior Vice President, Medical Affairs and Chief Medical Officer
Stephen J. Gold	44	Senior Vice President, Chief Information Officer
Brian T. Griffin	44	Senior Vice President, Sales
Kenneth O. Klepper	49	Executive Vice President, Chief Operating Officer
David S. Machlowitz	49	Senior Vice President, General Counsel and Secretary
Arthur H. Nardin	44	Senior Vice President, Pharmaceutical Contracting
Sandra E. Peterson	44	Senior Vice President, Health Businesses
Karin Princivalle	47	Senior Vice President, Human Resources
JoAnn A. Reed	48	Senior Vice President, Finance and Chief Financial Officer
Richard J. Rubino	45	Vice President and Controller
Jack A. Smith	55	Senior Vice President, Chief Marketing Officer
Glenn C. Taylor	51	Senior Vice President, Account Management
Timothy C. Wentworth	43	Executive Vice President, Client Strategy and Service
Richard T. Clark	57	Director
Kenneth C. Frazier	48	Director
Judy C. Lewent	54	Director
Howard W. Barker, Jr.	56	Proposed Director
John L. Cassis	55	Proposed Director
Michael Goldstein	61	Proposed Director
Lawrence S. Lewin	65	Proposed Director
Edward H. Shortliffe, M.D., Ph.D.	55	Proposed Director
Brian L. Strom, M.D., M.P.H.	53	Proposed Director
Blenda J. Wilson, Ph.D	62	Proposed Director

David B. Snow, Jr. has served as our President and Chief Executive Officer and as a director of our company since March 2003. Mr. Snow was appointed as our Chairman in June 2003. Mr. Snow came to us from WellChoice, Inc. (formerly known as Empire BlueCross BlueShield) where he held the position of Executive Vice President and Chief Operating Officer beginning in April 1999 and then held the position of President and Chief Operating Officer from March 2001 through January 2003. Mr. Snow served as a director of IMPATH Inc. from 1995 until March 1999. From April 1993 to April 1998, Mr. Snow was an Executive Vice President of Oxford Health Plans, a health maintenance organization, and was responsible for marketing, medical delivery systems, medical management and government programs.

Bryan D. Birch joined us as President of Systemed, L.L.C. in July 2003. Mr. Birch is responsible for sales, account management, marketing, and clinical and pricing areas as they relate to our small to mid-size clients. Mr. Birch served as Senior Vice President, Chief Sales Officer of WellChoice, Inc. (formerly known as Empire BlueCross BlueShield) from June 2000 through June 2003. From January 1999 to June 2000, Mr. Birch was an Executive Vice President and Founder of iHealth Technologies, a

claims editing company. From July 1995 to January 1999, Mr. Birch was the Chief Executive Officer of Oxford Health Plans’ Connecticut Division. From August 1992 to July 1995, Mr. Birch was the Corporate Director of Medical Delivery for Oxford Health Plans, responsible for all contracting initiatives.

John P. Driscoll has served as our Senior Vice President, Product and Business Development since joining us on June 30, 2003. Mr. Driscoll came to us from Oak Investment Partners, a venture capital firm, where he served as an advisor on health care investments. Mr. Driscoll held the position of Executive Vice President of Walker Digital from January 2000 to December 2001. Mr. Driscoll served in a number of senior positions at Oxford Health Plans from 1991 through 1999, including, most recently, as its Corporate Vice President, Government Programs. Mr. Driscoll is responsible for product and business development, clinical product management, health management, specialty pharmacy, retail and pharmacy network management, health care operations, business planning and development and project planning and development.

Robert S. Epstein, M.D. has served as our Senior Vice President, Medical Affairs and Chief Medical Officer since August 1996. Dr. Epstein leads our departments of Clinical Analysis and Outcomes Research, Medical Programs and Policies, Clinical Practices and Therapeutics, The Institute for Effectiveness Research, Health Information Management Department and Scientific Affairs. From July 1995 to August 1996, Dr. Epstein served as our Vice President of Outcomes Research. Dr. Epstein joined us from Merck, where he served most recently as Executive Director from February 1994 to July 1995 developing clinical trials and integrating medical and drug data. Dr. Epstein joined Merck in 1988.

Stephen J. Gold has served as our Senior Vice President, Chief Information Officer since June 2003. Mr. Gold is responsible for all of our information systems technology and telecommunications systems. Additionally, Mr. Gold is responsible for our electronic commerce business, including marketing, systems development and operational execution. From September 1999 through June 2003, Mr. Gold served as our Senior Vice President, Electronic Commerce Strategy and Delivery, and from November 1998 to August 1999, Mr. Gold served as our Vice President, Electronic Commerce. Mr. Gold joined us in July 1993, and served as our Vice President of Technology until October 1998.

Brian T. Griffin has served as our Senior Vice President, Sales since January 1999 and is responsible for our sales organization on a national basis. From November 1995 to December 1998, Mr. Griffin led the insurance carrier business segment and was responsible for our sales within the insurance carrier, Blue Cross/Blue Shield and third-party benefit plan administrators markets. Mr. Griffin joined us in 1988.

Kenneth O. Klepper has served as our Executive Vice President, Chief Operating Officer since joining us on June 23, 2003. Mr. Klepper came to us from WellChoice, Inc. (formerly known as Empire BlueCross BlueShield) where he held the position of Senior Vice President Process Champion from March 1995 to August 1999 and then held the position of Senior Vice President for Systems, Technology and Infrastructure from August 1999 to April 2003. Mr. Klepper is responsible for information technology, customer service, pharmacy operations, facilities management and change management.

David S. Machlowitz has served as our Senior Vice President and General Counsel since May 2000, and is responsible for overseeing our legal affairs. Mr. Machlowitz was appointed as our Secretary in April 2002. Additionally, Mr. Machlowitz’s responsibilities include Government Affairs, Public Affairs, Privacy and Regulatory Compliance. Mr. Machlowitz joined us from Siemens Corporation, a diversified health care, information and electronics technology conglomerate, where he served as Deputy General Counsel from October 1999 to May 2000. Previously, he served as General Counsel and Corporate Secretary of Siemens Medical Systems Inc. from April 1992 to October 1998 and as Associate General Counsel of Siemens Corporation from October 1, 1994 to October 1999.

Arthur H. Nardin has served as our Senior Vice President, Pharmaceutical Contracting since January 1999. Mr. Nardin is responsible for negotiating contracts with pharmaceutical manufacturers, drug purchasing analysis and consulting with clients on formulary drug lists and plan design. From November 1995 to December 1998, Mr. Nardin served as our Vice President, Special Drug Purchasing and Analysis. Mr. Nardin joined us in June 1988 as Manager of Financial Analysis and has held a number of positions with us.

Sandra E. Peterson has served as our Senior Vice President, Health Businesses since joining us in December 1998. Ms. Peterson is responsible for the development and management of services, business development, marketing and strategic alliances. Ms. Peterson joined us from Nabisco, where she served as Executive Vice President of Research and Development from April 1996 to December 1998.

Karin Princivalle has served as our Senior Vice President, Human Resources since joining us in May 2001, and is responsible for company-wide human resource activities. Ms. Princivalle joined us from TradeOut.com, an online business-to-business marketplace, where she served as Vice President for Human Resources from February 2000 to May 2001. Previously, she served as the Vice President of Human Resources for Citigroup’s North American Bankcards Business from May 1998 to August 2000 and Vice President of Human Resources for Citigroup’s Consumer Businesses in Central/Eastern Europe, Middle East, Africa and Asia from March 1997 to May 1998.

JoAnn A. Reed has served as our Senior Vice President, Finance since 1992, and Chief Financial Officer since 1996. Ms. Reed is responsible for all financial activities, including accounting, reporting, planning, analysis, procurement and evaluation. Ms. Reed joined us in 1988, initially serving as Director of Financial Planning and Analysis and later as Vice President/Controller for our former subsidiary, PAID Prescriptions, L.L.C.

Richard J. Rubino has served as our Vice President and Controller since June 1998 and is responsible for accounting and financial reporting. Mr. Rubino joined us in May 1993. In July 1995,  Mr. Rubino assumed the role of Vice President, Planning with responsibility for financial, business and strategic planning.

Jack A. Smith has served as our Senior Vice President, Chief Marketing Officer since joining us in June 2003. Mr. Smith served as the Senior Vice President, Chief Marketing Officer for WellChoice, Inc. (formerly known as Empire BlueCross BlueShield) from August 1999 to November 2002, and was the Senior Vice President, Marketing Director for RR Donnelley & Sons from June 1997 to July 1999. Mr. Smith worked as a consultant for the Gartner Group, an information and consulting company, during 2003, prior to joining us. He has also held marketing positions at The Readers Digest Association, Inc., Nestle Foods, and Unilever. Mr. Smith is responsible for marketing communications and branding, member services, home delivery programs, plan administration and physician strategy.

Glenn C. Taylor was appointed Senior Vice President, Account Management in April 2002.  Mr. Taylor served as President of our UnitedHealth Group Division from February 1999 to April 2002. From April 1997 to January 1999, Mr. Taylor held positions with Merck as Regional Vice President of the Southeast and Central Business Groups. From May 1993 to March 1997, Mr. Taylor was our Senior Vice President of Sales and Account Management. Mr. Taylor joined us in May 1993 as a result of our acquisition of FlexRx, Inc. a PBM in Pittsburgh, Pennsylvania, where Mr. Taylor was President.

Timothy C. Wentworth has served as our Executive Vice President, Client Strategy and Service since April 2002 and is responsible for client relationships and developing and implementing strategies to acquire and renew clients. Mr. Wentworth joined us as Senior Vice President, Account Management in December 1998 from Mary Kay, Inc., where he spent five years serving initially as Senior Vice President of Human Resources and subsequently as President-International.

Richard T. Clark has served as a manager/director of our company since June 1997. Mr. Clark served as our President from January 2000 through March 2003, our Chief Executive Officer from June 2002 through March 2003 and our Chairman from June 2002 through June 2003. Mr. Clark came to us from the Merck Manufacturing division, where he held the positions of Senior Vice President of Quality and Commercial Affairs from April 1997 to June 1997 and Senior Vice President of North American Operations from May 1996 to April 1997. Mr. Clark returned to Merck as President, Merck Manufacturing Division effective June 9, 2003.

Kenneth C. Frazier has served as a manager/director of our company since April 2002. Since December 1999, Mr. Frazier has served as Senior Vice President and General Counsel of Merck, responsible for legal and public affairs functions and The Merck Company Foundation (a not-for-profit charitable organization affiliated with Merck). Previously, he held the positions of Vice President and Deputy General Counsel of Merck from January 1999 to December 1999 and Vice President of Public Affairs and Assistant General Counsel of Merck from January 1997 to January 1999.

Judy C. Lewent has served as a manager/director of our company since April 2002. Since February 2001, Ms. Lewent has served as Executive Vice President and Chief Financial Officer of Merck, and since January 2003, also as President, Human Health Asia of Merck. Ms. Lewent is responsible for financial and corporate development functions, internal auditing, corporate licensing, Merck’s joint venture relationships, Merck Capital Ventures, L.L.C., a subsidiary of Merck and Merck’s prescription drug business in Asia North and Asia South. Previously, she held the position of Senior Vice President and Chief Financial Officer of Merck since January 1993. Ms. Lewent is also a director of Dell Computer Corp. and Motorola, Inc.

Howard W. Barker, Jr. is expected to join us as a director immediately prior to the completion of the distribution. Mr. Barker served as a partner of KPMG LLP from July 1982 until he retired in September 2002. Mr. Barker is also a director of, and serves as Chair of the Audit Committee of, priceline.com. In addition, Mr. Barker is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

John L. Cassis is expected to join us as a director immediately prior to the completion of the distribution. Mr. Cassis has served as a partner of Cross Atlantic Partners, Inc., a healthcare venture capital firm, since 1994. Mr. Cassis was formerly a director of Salomon Brothers Venture Capital, which he joined in 1986 and headed from 1990 to 1994. Mr. Cassis is also a director of Nomos Corporation.

Michael Goldstein, C.P.A. is expected to join us as a director immediately prior to the completion of the distribution. Mr. Goldstein has served as Chairman of the Toys “R” Us Children’s Fund since June 2001. Mr. Goldstein was Chairman of Toys “R” Us, Inc. from February 1998 to June 2001, Chief Executive Officer from August 1999 to January 2000 and Vice Chairman and Chief Executive Officer from February 1994 to February 1998. Mr. Goldstein is also a director of 4Kids Entertainment, Inc., United Retail Group, Inc., Finlay Enterprises, Inc. and Galyans Trading, Inc.

Lawrence S. Lewin is expected to join us as a director immediately prior to the completion of the distribution. Mr. Lewin served as the Chief Executive Officer of The Lewin Group, Inc. and its predecessors from 1970 to December 1999. In addition, Mr. Lewin has held a number of positions at H&Q Life Sciences Investors, since 1992, and H&Q Healthcare Investors, since 1987, including Chairman and trustee. He is also a director of CardioNet, Inc. and a trustee of InterMountain Healthcare, Inc.

Edward H. Shortliffe, M.D., Ph.D. is expected to join us as a director immediately prior to the completion of the distribution. Since January 2000, Dr. Shortliffe has been a professor at Columbia University and has held a number of other positions at Columbia University, including Chair of the Department of Biomedical Informatics for the College of Physicians and Surgeons and Director of Medical Informatics Services. From 1979 until 2000, Dr. Shortliffe was a professor at Stanford University School of Medicine and held a number of other positions at that university, including Associate Dean for Information Resources and Technology and Chief of the Division of General Internal Medicine in the Department of Medicine.

Brian L. Strom, M.D., M.P.H. is expected to join us as a director immediately prior to the completion of the distribution. Since 1980, Dr. Strom has been a professor at the University of Pennsylvania School of Medicine and has held a number of other positions at the School of Medicine, including Chair of the Department of Biostatistics and Epidemiology and Director of the Center for Clinical Epidemiology and Biostatistics. Dr. Strom also currently serves on the Drug Safety and Risk Management Committee for the U.S. Food and Drug Administration.

Blenda J. Wilson, Ph.D. is expected to join us as a director immediately prior to the completion of the distribution. Since July 1999, Dr. Wilson has served as the President and Chief Executive Officer of the Nellie Mae Education Foundation. Dr. Wilson was President of California State University, Northridge from September 1992 to 1999 and also served as a director for UnionBanCal Corporation during that time.

Recent Management Initiatives

David B. Snow, Jr., our Chairman, President and Chief Executive Officer, recently announced plans to align our operations more closely with the markets we serve. As a result, the responsibilities of some members of our management team will be refocused in the future to serve the needs of our clients in the various markets we serve. Brian T. Griffin will head our health plans group, which will include Blue Cross/Blue Shield plans, managed care organizations and insurance carriers; Timothy C. Wentworth will head our national accounts group, which will include employer groups without a large number of union-represented employees; Glenn C. Taylor will head our key accounts group, which will include health and welfare customers and employers that have a large number of union-represented employees; and Sandra E. Peterson will head our government clients group, which will include federal, state and local government agencies, and Medicaid customers.

Planned Resignations

Our master separation and distribution agreement with Merck will provide that those of our directors who are also officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off will resign as directors of our company immediately before the spin-off. We expect that Richard T. Clark, Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before the completion of the distribution.

Board of Directors

In connection with our conversion from a limited liability company to a Delaware corporation, we established a board of directors composed of three directors. Mr. Snow became the fourth director of our company in March 2003 and was named Chairman of our board of directors in June 2003. In addition, Howard W. Barker, Jr., John L. Cassis, Michael Goldstein, Lawrence S. Lewin, Edward H. Shortliffe, M.D., Ph.D., Brian L. Strom, M.D., M.P.H. and Blenda J. Wilson, Ph.D. will be elected to serve on our board of directors immediately following the resignation of Mr. Clark, Mr. Frazier and Ms. Lewent, who we expect to resign immediately before completion of the distribution.

Immediately prior to the completion of the distribution, our board of directors will be divided into three classes as nearly equal in size as possible. David B. Snow, Jr., Howard W. Barker, Jr. and Brian L. Strom, M.D., M.P.H. will be in Class I. Blenda J. Wilson, Ph.D., Michael Goldstein and John L. Cassis will be in Class II. Edward H. Shortliffe, M.D., Ph.D. and Lawrence S. Lewin will be in Class III.

The term of office of any Class I director will end at the 2004 annual stockholder meeting, the term of office of any Class II director will end at the 2005 annual stockholder meeting, and the term of office of any Class III director will end at the 2006 annual stockholder meeting. Thereafter, the directors in each class will serve for three-year terms, one class being elected each year by our stockholders. In addition, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

We plan to establish an audit committee, compensation committee and corporate governance and nominating committee of the board of directors, each of which will be comprised of independent directors.

Audit Committee.    The audit committee’s responsibilities will include the annual appointment of our auditors and the review of the scope of audit and non-audit assignments and related fees, the accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. We expect Howard W. Barker, Jr. to be Chairman of the audit committee and John L. Cassis, Michael Goldstein and Brian L. Strom, M.D., M.P.H. to be members of this committee.

Compensation Committee.    The compensation committee’s responsibilities will include the review and approval of the compensation and benefits for our employees, directors and consultants, administration of our employee benefit plans, authorization and ratification of stock option grants and other incentive arrangements and authorization of employment and related agreements. We expect John L. Cassis to be Chairman of the compensation committee and Howard W. Barker, Jr. and Edward H. Shortliffe, M.D., Ph.D. to be members of this committee.

Corporate Governance and Nominating Committee.    The corporate governance and nominating committee’s responsibilities will include the identification of potential director candidates, evaluation of the performance of our board of directors and management, and oversight of our corporate governance guidelines. We expect Michael Goldstein to be Chairman of the corporate governance and nominating committee and Lawrence S. Lewin, Brian L. Strom, M.D., M.P.H. and Blenda J. Wilson, Ph.D. to be members of this committee.

Corporate Governance

In response to recent federal legislation and NYSE initiatives, we intend to:

•	adopt charters for the audit committee, compensation committee and corporate governance and nominating committee;

•	adopt corporate governance guidelines;

•	adopt a code of business conduct and ethics applicable to our directors, officers and employees;

•	confirm that a majority of our board of directors, as well as all members of each of the audit committee, compensation committee and corporate governance and nominating committee are independent as defined by applicable and proposed listing standards of the NYSE and SEC rules; and

•	confirm that at least one member of the audit committee will be a financial expert as defined by applicable SEC and NYSE rules.

Compensation of Directors

Directors who are also our employees, or employees of Merck, receive no additional compensation for their services as directors. Non-employee directors will be paid $40,000 per year for their service on the board of directors. In addition, they will receive a $1,000 fee for every board and committee meeting they attend. Chairpersons of the audit, compensation and corporate governance and nominating committees will each receive an additional $10,000 per year. Upon initial election to the board of directors, non-employee directors will receive a grant of 4,000 restricted stock units. In addition, they will receive an annual grant of 2,000 restricted stock units and an annual grant of 8,000 stock options to purchase shares of our common stock. Members of the board of directors or committees of our board of directors will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Compensation Committee Interlocks and Insider Participation

In 2002, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by our board of directors.

Executive Compensation

We generally maintain separate employee benefit plans and arrangements from Merck so that, following the distribution, we will generally provide the compensation and employee benefits of our executive officers and all of our other employees. See “—Compensation and Employee Benefit Plans” and “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck—Employee Matters Agreement”.

Summary Compensation Table

The following table sets forth certain compensation information for Richard T. Clark, our chief executive officer during 2001 and 2002, and the four other executive officers who were the most highly compensated for 2002.

	Annual Compensation					Long-Term Compensation
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options/ SARs (#) (2)	All Other Compensation ($)(3)
Richard T. Clark Director	2002 2001	$450,258 395,424	$380,000 365,000	$102,853 57,767	(4) (4)	100,000 85,000	$9,000 7,650

Arthur H. Nardin Senior Vice President, Pharmaceutical Contracting	2002 2001	338,944 266,186	250,000 200,000	— —		35,000 15,000	9,000 7,650

Timothy C. Wentworth Executive Vice President, Client Strategy and Service	2002 2001	369,464 333,715	185,000 200,000	88,750 50,000	(5) (5)	43,500 43,500	— —

Sandra E. Peterson Senior Vice President, Health Businesses	2002 2001	363,126 327,689	180,000 190,000	— —		43,500 43,500	9,000 7,650

Robert J. Blyskal Senior Vice President, Operations	2002 2001	342,083 305,613	195,000 190,000	— —		43,500 43,500	8,000 7,650

(1)	Principal positions reflect the current positions of the named executive officers. During 2002, Mr. Clark served as our President, Chief Executive Officer and Chairman. He resigned from those positions in 2003.
(2)	Merck options that, for Mr. Clark, will remain Merck options, and for the other named executive officers, will be converted to options to purchase shares of our common stock. Additional information concerning the options is contained in the following section on “—Option/SAR Grants in 2002”.
(3)	Company contribution to the Merck & Co., Inc. Employee Savings and Security Plan or the Medco Health Solutions, Inc. 401(k) Savings Plan.
(4)	Includes $86,161 in 2002 and $47,459 in 2001 for aviation services provided for commuting and other work-related purposes.
(5)	Forgiven amount of indebtedness on relocation loan provided in 1998. The principal amount ($200,000) was forgiven at a rate of $50,000 per year from 1999 to 2002. In addition, $38,750 in interest that had accrued during the four-year life of the loan was forgiven in 2002. There was no outstanding balance as of December 28, 2002.

Option/SAR Grants in 2002

The following table shows all options to acquire shares of Merck common stock granted to the executive officers named in the Summary Compensation Table above for 2002.

	Date of Grant	Number of Securities Underlying Options/ SARs Granted (#)		Individual Grants(1) Percent of Total Options/ SARs Granted to Medco Health Employees in Year(2)		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name								0% ($)	5% ($)	10% ($)
Richard T. Clark	3/1/02	100,000	(4)	1.69%		$62.15	2/29/12	—	$3,908,580	$9,905,109

Arthur H. Nardin	3/1/02 5/1/02	20,000 15,000		.34 .25	% %	62.15 54.76	2/29/12 4/30/12	—	781,716 516,574	1,981,022 1,309,100

Timothy C. Wentworth	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

Sandra E. Peterson	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

Robert J. Blyskal	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

All our employees as a group(5)	—	5,905,121		100.00%		—	—	—	222,053,939	562,728,279

(1)	Options granted in 2002 under the Merck incentive stock plan, or ISP, to our executive officers named in the Summary Compensation Table are exercisable equally in annual installments on the first, second and third anniversaries of the grant date. Upon completion of the distribution, the options granted in 2002 and held by our executive officers named in the Summary Compensation Table (other than Richard T. Clark) and most of our employees will convert to options for shares of our common stock.
(2)	The table shows the percentage of total options granted to our employees under the Merck ISP.
(3)	These amounts, based on assumed appreciation rates of 0%, 5%, and 10% of Merck’s stock price over the exercise price of the applicable grant, as prescribed by the SEC rules, are not intended to forecast possible future appreciation, if any, of Merck’s stock price. If these stock options were not converted to Medco Health stock options upon completion of the distribution (see Note 1 above), no gain to the optionees would be possible without an increase in the price of Merck common stock, which would benefit all Merck stockholders.
(4)	These options are transferable, to the extent permitted by the Merck ISP, to immediate family members, family partnerships and family trusts.
(5)	Options were granted to our employees under the Merck ISP throughout 2002 with various vesting schedules and expiration dates through the year 2012. The exercise price is the fair market price of Merck common stock on the date of grant. The average exercise price of options granted to our employees in 2002 is $59.79. Some of these options will convert to options for our shares upon the distribution; some will remain options for Merck stock. Merck did not issue any stock appreciation rights to any of our employees in 2002.

Aggregate Option Exercises for 2002 and Year-End Option Values

The following table sets forth information with respect to the exercise of Merck stock options by our named executive officers during 2002, the number of unexercised Merck stock options held by our named executive officers on December 28, 2002 and the value of the unexercised in-the-money Merck stock options on that date.

	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Year-End (#)(2)		Value of Unexercised In-The-Money Options at Year-End ($)(3)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard T. Clark	37,000	$819,378	110,000	420,000	$657,500	—
Arthur H. Nardin	—	—	40,000	90,000	611,250	$18,600
Timothy C. Wentworth	—	—	—	210,500	—	—
Sandra E. Peterson	—	—	—	200,500	—	—
Robert J. Blyskal	20,000	669,250	60,000	167,000	1,021,250	—

(1)	Market value on the date of exercise of Merck shares covered by options exercised, less option exercise price.
(2)	When the distribution occurs, some of these options will be converted to options for our shares; some will remain options for Merck stock.
(3)	The value of unexercised in-the-money options, which are options that have a per share exercise price that is less than the fair market value of a share of Merck common stock, as of December 28, 2002 was determined by taking the difference between the fair market value of a share of Merck common stock on December 28, 2002 ($56.00 per share) and the option exercise price, multiplied by the number of shares underlying the options as of that date.

Annual Benefits Payable Under Our Retirement Plans

We maintain two defined benefit retirement plans for our employees, the Medco Health Solutions, Inc. Cash Balance Retirement Plan, a tax-qualified plan covering most of our employees, and the Medco Health Solutions, Inc. Supplemental Employee Retirement Plan, an unfunded plan that covers our more highly paid, non-union employees. The Medco Health Supplemental Employee Retirement Plan, which was adopted as of January 1, 1998, is intended to provide benefits that the Medco Health Cash Balance Retirement Plan does not provide because of limitations on those benefits stipulated by the Internal Revenue Code. If eligible, an individual participates in both plans as the Medco Health Supplemental Employee Retirement Plan does not replace the Medco Health Cash Balance Retirement Plan.

Mr. Snow and the named executive officers, other than Richard T. Clark, participate in the Medco Health Cash Balance Retirement Plan and the Medco Health Supplemental Employee Retirement Plan. A participant’s retirement income is determined in accordance with the following formula: for each calendar year, a participant’s aggregate accrued benefit under the plans, stated as a lump sum value as of January 1 of the calendar year, is increased by an amount equal to the sum of (1) 3.5% of base pay for years of service one through 10, and 4.5% of base pay thereafter as defined in the Medco Health Cash Balance Retirement Plan and (2) the amount of credited interest calculated for the calendar year. A participant in the plans vests in 20% of the participant’s accrued benefit after the completion of three years of service, with the remainder vesting 20% upon completion of each year of service thereafter. The estimated annual retirement income payable as a single life annuity commencing at normal retirement age for Mr. Snow and the named executive officers other than  Mr. Clark is: $85,337 for Mr. Snow, $86,754 for Mr. Nardin, $88,229 for Mr. Wentworth, $76,811 for Ms. Peterson, and $54,271 for Mr. Blyskal. These estimates were derived on the basis of the following assumptions: employment will continue to age 65; base salary will increase by 4.0% per year; the interest credit rate will be 4.5% per year; and the annuity conversion rate will be 5.0%. The plans do not provide for an offset for Social Security benefits.

Annual Benefits Payable to Richard T. Clark under Merck & Co., Inc. Retirement Plans

Richard T. Clark participates in the Retirement Plan for Salaried Employees of Merck & Co., Inc. and the Merck & Co., Inc. Supplemental Retirement Plan. Merck is responsible for the benefits under these plans.

Compensation and Employee Benefit Plans

After the completion of the distribution, we will maintain employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our employees, including our executive officers. Some of these plans are described below. These plans and arrangements include an equity incentive plan, an executive severance plan, an employee stock purchase plan, a tax-qualified 401(k) savings plan and a tax-qualified cash balance pension plan. To the extent necessary or advisable under applicable law, Merck, as our sole stockholder, will approve these plans prior to the completion of the distribution.

Treatment of Outstanding Merck Options Held by Our Employees

Each Merck stock option held by our employees granted before February 26, 2002 will remain an option for Merck common stock and be automatically adjusted in connection with the distribution. This adjustment will change the exercise price of the option and the number of shares of Merck common stock subject to the option to reflect the distribution. The formula used in this adjustment will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the adjustment as existed immediately before the adjustment. Under some of these options, the distribution will result in the option holder being treated as “separated” as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the distribution or the original vesting date. For some other options held by a separated option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the “separation” terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us. For the remainder of the options granted before February 26, 2002, the distribution will not have any effect on the vesting or exercisability of these options, which will continue to be based on continued employment with us.

Substantially all Merck stock options held by our employees granted on or after February 26, 2002 will be automatically converted in connection with the distribution into options to purchase our common stock. The formula used in this conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. The other terms and conditions of these options will remain the same. The distribution will not have any effect on the exercisability of the converted options, which will continue to be based on continued employment with us. Certain Merck stock options held by our employees granted on or after February 26, 2002 will remain Merck stock options and the option holder will be treated as “separated” upon the distribution. In the case where the option holder is treated as separated, the exercisability of these options will accelerate and they will remain exercisable for at least two years; the exercisability of these options will continue after the exercise period resulting from the “separation” terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us.

No option under any circumstance is exercisable after its original expiration date.

Medco Health Solutions, Inc. 2002 Stock Incentive Plan

Our board of directors adopted the Medco Health Solutions, Inc. 2002 Stock Incentive Plan on June 17, 2002 and amended the plan on May 15, 2003. The stock incentive plan authorizes the issuance of 54,000,000 shares of our outstanding common stock. The stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options which do not so qualify, stock appreciation rights, restricted stock, performance shares, share awards and phantom stock. The persons eligible to receive grants under the stock incentive plan include our officers, employees and consultants. The stock incentive plan is designed so that options, performance awards and stock appreciation rights are able to comply with the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code and so that all awards comply with the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934. Currently, our board of directors administers the stock incentive plan. We expect that the compensation committee of our board of directors will serve as the committee that administers the plan. Generally, the administrator has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and other awards, including the vesting schedule and exercise price of options. The stock incentive plan provides that the term of any option may not exceed ten years. The stock incentive plan also provides that the compensation committee has the authority to determine the effect of a change of control that occurs following the distribution.

We expect to grant 125,000 restricted stock units to Richard T. Clark under the stock incentive plan in connection with the completion of the distribution. These restricted stock units will vest 14 months after the grant date, and will be payable as shares of our common stock.

Mr. Clark will also be granted an option to purchase 375,000 shares of common stock under the stock incentive plan. The per share exercise price of the option will be the fair market value of our stock on the date options are granted to Medco Health employees in connection with the distribution. The option will vest 14 months after the grant date. Subject to certain conditions, the option will be exercisable for ten years from the date of grant.

We are a party to an employment agreement with David B. Snow, Jr., pursuant to which he has served as our Chief Executive Officer, President and a member of our board of directors since  March 2003 and has served as the chairman of our board of directors since June 2003. The employment agreement will continue in effect until March 31, 2008 unless earlier terminated by us or by Mr. Snow as described below. Pursuant to Mr. Snow’s agreement, upon completion of the distribution, we will grant Mr. Snow a nonqualified option and restricted stock units under the stock incentive plan as described below in “—Employment Agreement with David B. Snow, Jr.”

We expect to grant nonqualified stock options to purchase 6.5 million shares of common stock to employees, including our executive officers (other than Messrs. Snow, Birch, Driscoll, Klepper and Smith), as part of our 2003 compensation program. The anticipated grants will not be made until the completion of the distribution. At that time the option price would be set at the fair market value of our common stock. The options would vest in three annual installments.

We will grant new hire long-term incentive awards under the 2002 Stock Incentive Plan to Messrs. Birch, Driscoll, Klepper and Smith. The aggregate number of shares subject to the awards will be 385,000. The awards will not be made until the completion of the distribution and will have substantially the same terms and conditions as awards made under the 2003 compensation program. The new hire awards will vest in three annual installments beginning on the grant date.

In connection with the completion of the distribution, we expect to make a special distribution related grant of 4.4 million shares of common stock in the form of nonqualified stock options and restricted stock units to various employees, including our executive officers (other than Messrs. Snow, Birch, Driscoll, Klepper and Smith), under the stock incentive plan. The options will be priced at the fair market value of our common stock at the date of grant, will have a term of ten years, and they will become vested on the second anniversary of the completion of the distribution. The restrictions on the restricted stock units will lapse in full on the second anniversary of the completion of the distribution, and, at that time, the restricted stock units will be payable as shares of our common stock. We will expense the value of the restricted stock units on a pro rata basis over the term of the restriction.

The terms of the special distribution stock options and the restricted stock units granted to our executive officers and various other employees will provide for pro rata vesting in a portion of the stock options and/or restricted stock units held by the covered participant in the event of termination without cause within two years following the completion of the distribution, subject to non-competition and non-solicitation provisions. All cash payments, and any gains realized by or payments made to a covered employee in connection with stock options or restricted stock units, will be subject to forfeiture or “claw back”, which means that if options are exercised, the proceeds from such exercise must be returned to us if the covered employee violates the non-competition or non-solicitation provision.

The following table sets forth the number of shares of our common stock that are covered by the nonqualified stock options and restricted stock units we intend to grant upon the distribution. If, at the completion of the distribution, a blackout in trading of our common stock exists under any of our employee benefit plans (such as the Medco Health Solutions, Inc. 401(k) Savings Plan), grants intended to be made at the completion of the distribution will not be made until the end of the blackout period.

	2003 Annual Stock Option Program	Stock Awards Upon Distribution		Total No. of Medco Health shares subject to awards
	No. of Medco Health Stock Options	No. of Medco Health Restricted Stock Units	No. of Medco Health Stock Options
Richard T. Clark	0	125,000	375,000	500,000
David B. Snow, Jr.	0	*	*	*
Arthur H. Nardin	90,000	15,600	223,600	329,200
Timothy C. Wentworth	90,000	17,700	217,200	324,900
Sandra E. Peterson	90,000	18,400	215,200	323,600
All Executive Officers as a Group (16 persons)	860,000	312,500	2,789,000	3,961,500
Other Employees as a Group (2,900 persons)	5,660,000	34,200	1,721,900	7,416,100

*	For a description of the Medco Health stock options and Medco Health restricted stock units to be granted to Mr. Snow, see “Employment Agreement with David B. Snow, Jr.”

Medco Health Solutions, Inc. 2002 Executive Severance Plan

Our board of directors adopted the Medco Health Solutions, Inc. 2002 Executive Severance Plan for our executive officers effective December 1, 2002 to alleviate concerns that their employment may be terminated in connection with the distribution. Severance pay and benefits will be available to our executive officers under the plan in the event of a termination of employment without cause on or before December 1, 2005. Benefits available to our executive officers under this plan consist of (1) a cash payment equal to one year of base salary plus pro rata bonus and earned but unpaid bonus and

(2) payment of up to twelve months of premiums for COBRA continuation coverage. See “—Medco Health Solutions, Inc. 2002 Stock Incentive Plan”. Mr. Snow is entitled to severance payment benefits under his employment agreement rather than this plan. See “—Employment Agreement with David B. Snow, Jr.”

Annual Incentive Plan

For 2004, we intend to adopt our own annual incentive plan pursuant to which we will make annual cash bonuses to our employees, including our executive officers, to provide them with an incentive to carry out our business plan and to reward them for having done so. We intend to set performance goals in each year at the beginning of the year, and we intend to determine the bonuses based on an evaluation of our performance in light of those goals.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

We are a party to agreements with some of our executive officers and other employees. These agreements provide that the covered employees will refrain from competitive activity during and within one or two years after termination of their employment. The competitive activity covered by the agreements includes providing services to our competitors, soliciting our employees and customers, and disclosing our confidential information. Under some of these arrangements, in consideration of these covenants, the covered employees are entitled to receive a cash payment equal to up to one year of base salary and employee benefits for some period up to one year. We will be responsible for any payments and benefits due under these agreements.

Employment Agreement with David B. Snow, Jr.

We are a party to an employment agreement with David B. Snow, Jr., pursuant to which he has served as our Chief Executive Officer, President and a member of our board of directors since  March 2003 and has served as the chairman of our board of directors since June 2003. The employment agreement will continue in effect until March 31, 2008 unless earlier terminated by us or by Mr. Snow as described below.

Pursuant to the agreement, Mr. Snow’s minimum base salary is $800,000 and is subject to periodic review. In addition, Mr. Snow is eligible to participate in our annual incentive bonus plan at a target bonus level equal to 100% of his base salary. Mr. Snow will generally be eligible to participate in the employee benefit programs that we make available to our senior executives, and he will also receive perquisites such as financial planning services and an automobile allowance.

The agreement provides that Mr. Snow is entitled to receive annual long-term incentive awards. Mr. Snow will receive his first annual long-term incentive award in the first quarter of 2004. The form of this long-term incentive award (for example, stock options and/or restricted stock units) will be determined by our board of directors, but this initial award will have an aggregate economic value of $4,800,000. For example, if the initial grant is made entirely by way of a nonqualified stock option, the number of shares subject to the option will be determined by dividing the $4,800,000 by the per share Black-Scholes value of a nonqualified stock option. The resulting number of shares subject to this initial award will be used as a target in determining the amount of future long-term incentives awards. If the form of future annual long-term incentive awards is changed (for example, from stock options to restricted stock), the alternative long-term incentive must have an economic value at grant that is equivalent in value to the forgone incentives.

Upon completion of the distribution, we will grant Mr. Snow nonqualified options and restricted stock units pursuant to the Medco Health Solutions, Inc. 2002 Stock Incentive Plan. The number of shares subject to the options will be determined by dividing $5,000,000 by the estimated per share Black-Scholes value of a nonqualified stock option. The exercise price of the options will be the per share fair market value of our stock on the date of grant as determined by our board of directors, and the options will have a ten-year term. The number of shares subject to the restricted stock units will be determined by dividing $2,500,000 by the per share fair market value of our common stock on the date of grant as determined by our board of directors. The options will vest, and the restrictions on the restricted stock units will lapse, on the third anniversary of the date of grant, subject to earlier, pro rata vesting and lapsing upon termination of Mr. Snow’s employment by us without cause so long as  Mr. Snow has remained employed by us for at least one year as of his date of termination. In addition, if Mr. Snow’s employment is terminated by us or any successor other than for cause within one year of a change in control, the options will become fully vested, and the restrictions on the restricted stock units will lapse in full. The restricted stock units will be converted into shares of our common stock when the restrictions lapse.

We may terminate Mr. Snow’s employment at any time with or without cause, and Mr. Snow may terminate his employment for good reason (as these terms are defined in the agreement). If we terminate Mr. Snow’s employment without cause or by reason of disability, or if Mr. Snow terminates his agreement for good reason, Mr. Snow will be entitled to receive, in addition to benefits previously earned, severance in an amount equal to two times (one times in the case of disability) the sum of his current base salary plus his most recent annual bonus (together with health benefit continuation for 12 months). These severance payments will be paid in 24 equal monthly installments (12 equal monthly installments in the case of disability) and are conditioned upon Mr. Snow’s continued compliance with non-competition, non-solicitation, confidentiality and other covenants. In the event that Mr. Snow’s employment is terminated within one year of a change in control, Mr. Snow will be entitled to receive, in addition to benefits previously earned, severance in a lump sum amount equal to three times the sum of his current base salary plus his most recent annual bonus (together with health benefit continuation for 12 months), and the foregoing severance payment will be subject to a gross-up payment for golden parachute excise taxes. All of the foregoing severance payments are conditioned upon Mr. Snow’s execution of a general release of claims.

Medco Health Solutions, Inc. 2001 Employee Stock Purchase Plan

We currently maintain the Medco Health Solutions, Inc. 2001 Employee Stock Purchase Plan. The plan permits some of our full-time employees who earn less than $120,000 base pay per year to purchase shares of Merck common stock at 85% of their fair market value periodically through accumulated payroll deductions during consecutive three-month plan offerings. Each employee may use up to 10% of gross pay for these purchases, although the fair market value of the shares purchased may not exceed $25,000 for any calendar year. Initially, 800,000 shares of Merck common stock were reserved for issuance under the plan (subject to adjustments in the event of changes in Merck’s capitalization). This plan is expected to terminate as of the end of the current offering period (June 27, 2003). Following the completion of the distribution, we expect to adopt a new employee stock purchase plan to purchase our common stock. We expect the terms of the new plan to be substantially the same as the current plan. It is anticipated that 750,000 of our shares of common stock will be available for issuance under the new plan. The new plan is expected to terminate automatically in December 2004 or when the maximum number of shares has been purchased, whichever is earlier, or at the discretion of our board of directors, which is consistent with the termination provisions of the current plan. Shares purchased under the current plan are not eligible for the tax treatment provided under Section 423 of the Internal Revenue Code.

Retirement Benefits

401(k) Savings Plan.    We currently maintain the Medco Health Solutions, Inc. 401(k) Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 15% of their base salary or base wages (10% in the case of highly compensated participants). We make a matching contribution for each participant of up to 4.5% of the participant’s base salary or base wages (depending on the participant’s deferrals). In general, participants become vested in these matching contributions at a rate of 25% per year beginning upon the completion of two years of service.

Cash Balance Plan.    We currently maintain the Medco Health Solutions, Inc. Cash Balance Retirement Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. We also maintain a non-tax-qualified supplemental plan to pay to a select group of management and highly compensated employees benefits that are earned but not payable from the Medco Health Cash Balance Retirement Plan due to compensation and benefit limitations imposed on qualified plans. Under the plans, during each year of participation, participants are credited with benefit accruals equal to a percentage of base salary or base wages. Participants are also credited with interest credits on these benefit accruals. In general, participants become fully vested in their accrued benefits under the plans at a rate of 20% per year beginning upon the completion of three years of credited service. We make contributions under the tax-qualified plan at times and in amounts necessary to provide the benefits under the plan, as required by law. We do not, however, guarantee either the making of contributions or the accrual of benefits under this plan. The supplemental plan is unfunded.

On May 16, 2002, the PBGC notified Merck that it had determined, on the basis of a hypothetical plan termination and actuarial assumptions, that the Medco Health Cash Balance Retirement Plan was underfunded by approximately $32 million. Under assumptions used to develop our financial statements at December 28, 2002, which assume continuation of the plan, the underfunded status of the plan was approximately $1 million. The PBGC’s use of a hypothetical termination is customary, reflecting its obligation to insure defined benefit plans like the Medco Health plan and should not be interpreted as reflecting any intention by us or the PBGC to terminate the plan. At this time we believe that any resolution of this matter will not adversely affect plan participants. We do not have any intention to terminate the plan. See “Risk Factors—Risks Relating to Our Business—As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Health Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate” and Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Indebtedness of Management to Us.    In 1998, we provided Timothy C. Wentworth, our Executive Vice President, Client Strategy and Service, with a relocation loan of $200,000 at an interest rate of 7.75 percent. We forgave the principal of this loan at the rate of 25% per year over four years. The largest amount outstanding under the loan during 2002 was $88,750, consisting of a $50,000 balance and accrued interest of $38,750 over the term of the loan, all of which was forgiven on December 14, 2002.

RELATIONSHIPS BETWEEN OUR COMPANY AND MERCK & CO., INC.

Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

Historical Relationship with Merck

We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of these services. Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us these services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.

In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $1,106.4 million in 2000, $1,344.7 million in 2001, $1,415.0 million in 2002 and $354.2 million in the first quarter of 2003. The cost of purchases from Merck as a percentage of cost of revenues was 5.2% in 2000, 4.8% in 2001, 4.5% in 2002 and 4.4% in the first quarter of 2003. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded in cost of revenues as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003.

Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $72.9 million in 2000, $99.9 million in 2001, $115.2 million in 2002 and $28.4 million in the first quarter of 2003. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

For additional information about our relationship with Merck, see Note 11 to our audited consolidated financial statements and Note 7 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Merck’s Distribution of Our Stock

Merck will be our sole stockholder until completion of the distribution. In connection with the distribution, Merck is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax-free to Merck and its U.S. stockholders. The distribution will be subject to a number of conditions, some of which are more fully described below under “—Agreements Between Us and Merck—Master Separation and Distribution Agreement”. Merck may, in its sole discretion, change the terms of the distribution or decide not to complete the distribution before the distribution date.

Agreements Between Us and Merck

This section describes the material provisions of agreements between us and Merck. The description of the agreements is not complete and, with respect to each material agreement, is qualified by reference to the terms of the agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We have entered or will enter into these agreements with Merck prior to the completion of the distribution in the context of our relationship as a wholly owned subsidiary of Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements. See “Risk Factors—Risks Relating to Our Relationship with Merck”.

Master Separation and Distribution Agreement.    The master separation and distribution agreement contains the key provisions relating to the distribution by Merck to its stockholders of our common stock. We expect to enter into this agreement with Merck on or prior to the distribution date.

On or prior to the distribution date, Merck and we will enter into the following ancillary agreements governing various ongoing relationships between Merck and us following the distribution date:

•	an indemnification and insurance matters agreement;

•	a tax responsibility allocation agreement;

•	an employee matters agreement; and

•	a confidential disclosure agreement.

We and Merck are also currently party to the following agreements, all of which will continue in effect after the distribution:

•	an amended and restated managed care agreement, as amended;

•	a patient assistance program agreement;

•	an e-health services agreement;

•	a point-of-care data services agreement;

•	a data flow continuation agreement;

•	an integrated prescription drug program master agreement;

•	a research study agreement; and

•	a consumer marketing data services agreement.

To the extent that the terms of any of these ancillary agreements (including those agreements with Merck that we are currently party to) conflict with the master separation and distribution agreement, the terms of these ancillary agreements will govern. We describe these agreements more fully below.

Merck Dividend.    At Merck’s request, we are paying cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. The dividends will be provided for in the master separation and distribution agreement.

Treatment of Intercompany Accounts.    Under the terms of the master separation and distribution agreement, Merck will settle in cash, on or prior to the distribution date, the net intercompany receivable due to us arising from transactions occurring after December 29, 2001 through July 31, 2003. Other amounts that Merck and we owe to each other will generally be settled within the obligor’s customary timeframe for settlement of receivables.

The Spin-Off.    Under the master separation and distribution agreement, we are obligated to use our best efforts to satisfy various conditions before we complete the distribution, including, but not limited to, the following conditions, each of which Merck may waive:

•	we must have entered into the senior secured credit facility and the accounts receivable financing facility and completed this offering on or prior to the distribution date to allow us to pay Merck the cash dividends aggregating $2 billion; and

•	we must not have taken any action to revoke or rescind the cash dividends aggregating $2 billion payable to Merck.

In connection with the distribution we will also agree to:

•	prepare and send to Merck’s stockholders an information statement and other information concerning us, the spin-off and other matters that Merck reasonably determines is necessary or required by law before the spin-off becomes effective;

•	prepare and file with the SEC the documentation to effect the spin-off and use our reasonable commercial efforts to obtain all necessary approvals from the SEC;

•	prepare and file with the NYSE an application to list the shares that will be distributed in the spin-off and use our reasonable commercial efforts to have those shares listed on the NYSE; and

•	take the actions necessary under the securities or blue sky laws of the United States and any comparable laws under any foreign jurisdiction.

Merck may, at its sole discretion, change the terms of the spin-off, including the date of the spin-off, or decide not to complete the spin-off. Merck intends to complete the spin-off subject to the following conditions, any of which Merck may waive:

•	the Form 10 shall be effective under the Exchange Act, with no stop order in effect with respect thereto, and the information statement shall have been mailed to Merck’s stockholders;

•	the actions and filings necessary under state securities and blue sky laws of the United States and any comparable laws under any foreign jurisdictions must have been taken and become effective;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of issuance.

•	the letter ruling Merck has received from the IRS with respect to the tax treatment of the spin-off has not been revoked or modified by the IRS in any material respect and continues to be in effect;

•	the amended and restated certificate of incorporation and bylaws described in our registration statement on Form 10 must be in effect;

•	each ancillary agreement must be duly executed and delivered and be in full force and effect;

•	we must pay the cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution;

•	all material government approvals necessary to complete the spin-off must be in effect;

•	no legal restraints may exist preventing the spin-off and no other event outside the control of Merck has occurred or failed to occur that prevents the completion of the spin-off; and

•	nothing shall have happened that makes the spin-off inadvisable in the judgment of Merck’s board of directors.

Information Exchange.    We and Merck will agree to share information with each other for use as long as no law or agreement is violated, it is not commercially detrimental to us or Merck, and no attorney-client privilege is waived:

•	to satisfy reporting, disclosure, filing and other obligations;

•	in connection with legal proceedings other than claims that we and Merck have against each other;

•	to comply with obligations under the agreements between Merck and us; and

•	in connection with the ongoing businesses of Merck and our company as it relates to the conduct of these businesses before the spin-off.

Merck and we will also agree:

•	to maintain adequate systems and controls to allow the other to satisfy its own reporting, accounting, audit and other obligations;

•	to use reasonable commercial efforts to retain information that may be beneficial to the other; and

•	to use reasonable commercial efforts to provide the other with employees, personnel, officers or agents for use as witnesses in legal proceedings and any books, records or other documents that may be required by the other party for the legal proceedings.

Auditing Practices.    We will agree:

•	not to select an independent accounting firm different from Merck’s for years after 2001 that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to use reasonable commercial efforts to cause our auditors to date their opinion on our audited annual financial statements on the same date that Merck’s auditors date their opinion on Merck’s consolidated financial statements and to enable Merck to meet its timetable for the printing, filing and the dissemination to the public of any of its annual financial statements that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to provide Merck with all relevant information that Merck reasonably requires to enable Merck to prepare its quarterly and annual financial statements for quarters or years that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to grant Merck’s internal auditors access to the personnel performing our annual audits and quarterly reviews and the related work papers; and

•	not to change our accounting principles, or restate or revise our financial statements, if doing so would require Merck to restate or revise its financial statements for periods in which our financial results are included in Merck’s consolidated financial statements unless we are required to do so to comply in all material respects with generally accepted accounting principles and SEC requirements.

Planned Resignations.    The master separation and distribution agreement will provide that those of our directors, officers and employees who are also directors, officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as directors, officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off, will resign as directors, officers or employees of our company immediately before the spin-off. We expect that Richard T. Clark, Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before the distribution.

Credit Support Releases.    We will also agree to use commercially reasonable efforts to cause Merck to be released unconditionally from all credit support obligations that Merck issued for our benefit. If we do not obtain releases for all credit support obligations, in the event that Merck is required to indemnify us for certain liabilities, Merck will have the right to offset any amounts paid by Merck with respect to the credit support obligations against any obligations Merck may have to us. Additionally, we will agree to indemnify Merck from all liabilities relating to these credit support obligations and that Merck will have the right to obtain, at our expense, insurance coverage to cover any such liabilities.

Patent License.    We will grant to Merck a worldwide, non-exclusive, non-royalty bearing, irrevocable license to use certain of our existing and proposed patents.

Non-competition.    Under the master separation and distribution agreement, we will agree that, for five years after the distribution date, neither we nor any of our current or future affiliates will engage in any activities or lines of businesses similar to the development, manufacture or marketing of human or animal health products, other than the conduct of the PBM business by us in accordance with our practices before the distribution date. We will, however, be permitted during this five-year period to make acquisitions of and investments in any company that conducts these prohibited activities or businesses if these activities or businesses of the acquired company or company invested in do not represent more than 20% of that company’s consolidated revenues or net income.

In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the distribution date, we will be required to provide Merck with a right of first offer to acquire the activities or businesses to be disposed.

Our agreement not to compete with Merck will not apply to any person who becomes an affiliate of ours after the distribution date as a result of acquiring our shares.

Use of Merck Name and Mark.    After the distribution date, Merck will continue to own all rights in the “Merck” name and logo. We will be required to remove the “Merck” name from the names of our subsidiaries and stop using the “Merck” name and logo shortly after the distribution date.

Expenses.    Merck will pay all out-of-pocket costs and expenses incurred by Merck and us related to the distribution. We will pay all out-of-pocket costs and expenses incurred by Merck and us related to this offering, our senior secured credit facility and accounts receivable financing, including all underwriting fees, discounts and commissions incurred for this offering and our credit facility.

Termination and Amendment of the Agreement.    Merck may amend the master separation and distribution agreement at any time prior to the consummation of the distribution without our approval. Merck in its sole discretion can terminate the master separation and distribution agreement and all ancillary agreements at any time before the consummation of the distribution. Neither we nor Merck may terminate the master separation and distribution agreement at any time after the consummation of the distribution unless the other agrees.

Managed Care Agreement.

General.    Effective in July 2002, we entered into a managed care agreement with Merck, which we amended and restated on May 28, 2003 and further amended on July 23, 2003. The agreement, which continued our commercial relationship with Merck, provides us with the opportunity to earn both formulary access and market share rebates based on the level of utilization of Merck patented products under plans we manage or administer. The agreement also contains a general commitment by Merck to use its commercially reasonable efforts to ensure that, for each year, if we comply with our obligations under the agreement, we will have the opportunity to earn rebates and discounts on Merck patented products that are competitive with those offered by Merck to the pharmacy benefit manager that receives the highest level of rebates and discounts from Merck in that year out of a peer group of pharmacy benefit managers. Overall, the agreement is designed to preserve our opportunity to earn rebates if Merck patented products are accessible to members under plans we manage or administer on a basis no less favorable than competitive patented products and if we achieve certain market share levels of Merck patented products under those plans. The agreement, which expires on July 1, 2007 unless terminated earlier, contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. We describe below the principal terms of the amended and restated managed care agreement, as amended.

Our historical financial statements include recorded rebates from Merck based upon the volume of Merck patented products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized under our clients’ plans. The gross rebates recorded as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003. Taking into account anticipated changes in volume and mix of Merck patented products dispensed to members of our clients’ plans and assumptions regarding aggregate sales of Merck patented products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn under the managed care agreement during 2003 will generally be comparable to the level of rebates we earned under the agreement and other arrangements between us and Merck that were in effect in 2002. However, because the agreement became effective beginning in the third quarter of 2002, the actual rebates for the first two quarters of 2002 were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below under “—Reduction of or Ineligibility for Rebates”.

Standardized Formulary, Offer, Best Efforts, Notice and Informational, and Market Share Obligations.    The agreement requires that we comply with various obligations, including:

•	ensuring that all Merck patented products are included in each of our standardized formularies on the most preferred branded tier;

•	making offers and proposals to potential, new or existing plans relating to the treatment of Merck patented products under those plans;

•	using our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products;

•	providing notices and information to Merck and our clients, affording Merck the opportunity to communicate with us and our clients regarding Merck patented products and the recommendations we make to our clients regarding those Merck products; and

•	ensuring that for each quarter the dollar-weighted ratio of (a) the market shares of Merck patented products under plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer) is at or above a minimum level.

We describe our specific obligations under these provisions below.

When we refer to utilization controls in this description, we mean controls that are implemented under plans we manage or administer, including prior authorization requirements and other interventions or communications with physicians or members, that have the purpose or effect of restricting the use of a Merck patented product, encouraging the use of a competitive patented product or restricting the use of patented products in the therapeutic category that includes that Merck product.

Standardized Formulary Obligations.    We must ensure that (i) all Merck patented products are included in each of our standardized formularies on the most preferred branded tier from which members are encouraged to request, and/or physicians are encouraged to prescribe (consistent with their professional judgment and all applicable laws), patented pharmaceutical products, and (ii) the co-payments for all Merck patented products under our standardized formularies would be at least as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the Merck patented product. These provisions do not preclude us from adding new competitive patented products to our standardized formularies or removing or not including Merck patented products on our standardized formularies solely for clear and demonstrated objective safety reasons.

Within four months from the introduction of a new patented product by Merck, we must ensure that the relevant pharmacy and therapeutics committees responsible for each of our standardized formularies review that product for potential inclusion in such formularies. We must comply with the “standardized formulary” obligations described above as soon as the relevant committee approves a new Merck patented product for inclusion in a standardized formulary of ours.

If we breach our “standardized formulary” obligations for any quarter, for that quarter we will be ineligible to receive any rebates from Merck for the utilization of Merck patented products under the plans we manage and administer, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

Offer Obligations.    We must present and offer to each new or potential plan we do or may manage or administer one or more of our standardized formularies as the formularies for those plans. We may also present or offer customized formularies that treat Merck patented products at least as favorably as do our standardized formularies or other customized formularies Merck allows us to offer. We may offer to implement utilization controls that apply to Merck patented products or competitive patented products only if those controls have been approved by Merck as eligible for rebates or otherwise approved by Merck for a particular offer. We may also offer a client other utilization controls that the client expressly requests. These obligations also apply whenever an existing client indicates to us that it is reviewing a therapeutic category, contemplating a change to the formulary, or considering a change to, or adoption of, utilization controls relating to Merck patented products or competitive patented products (or the therapeutic class containing such products) under a plan we manage or administer.

Without Merck’s approval, we may not offer, encourage or propose to any potential, new or existing client or plan we do or may manage or administer to:

•	deviate from one of our standardized formularies, other than to use customized formularies that treat Merck patented products no less favorably than do our standardized formularies;

•	deviate from one of our customized formularies that treat Merck patented products at least as favorably as do our standardized formularies, other than to adopt one of our standardized formularies;

•	change the formulary status of a Merck patented product under a plan we manage or administer to be less favorable to that product;

•	adopt utilization controls, other than those approved by Merck as eligible for rebates; or

•	deviate from or modify utilization controls that have been approved by Merck as eligible for rebates other than to make the utilization controls less restrictive with respect to Merck patented products or to offer other utilization controls approved by Merck as eligible for rebates.

If we breach the “offer” obligations described above with respect to any plan, we will generally not be eligible to receive rebates in the future for utilization of Merck patented products under that plan. See “—Reduction of or Ineligibility for Rebates”. Moreover, a breach by us of these “offer” obligations may entitle Merck to seek damages or injunctive relief.

Best Efforts.    We are required to use our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products and are made available for all indications for which the Merck patented products may be legally prescribed. This requirement obligates us to use our best efforts to ensure that, with respect to Merck patented products, each plan we manage or administer adheres to one of our standardized formularies or customized formularies that treat Merck patented products at least as favorably as do our standardized formularies, and to the extent any Merck patented product or any competitive patented product is subject to any utilization controls under a plan, those utilization controls treat the affected Merck patented product no less favorably than the most favorable utilization control approved by Merck as eligible for rebates with respect to that Merck patented product.

We must comply with the “best efforts” obligations described above with respect to any new Merck patented product no later than 30 days after the pharmacy and therapeutics committee responsible for any plan we manage or administer approves that product for inclusion in such plan’s formulary.

Our “best efforts” obligations do not preclude us from reducing the formulary status of Merck patented products solely for clear and demonstrated objective safety reasons. We will also not be in breach of the “best efforts” obligations in any case in which compliance would have a clear and objective material adverse economic impact on a plan sponsor, and we provide Merck with appropriate notice.

If we breach our “best efforts” obligations with respect to any Merck patented product available under a plan for any quarter, we will not be eligible to receive any rebates for the utilization of that Merck patented product under that plan for that quarter, as described below, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

In addition, we must use our best efforts to avoid any practices that restrict or discourage use of Merck patented products under plans we manage or administer, and we must not take any action to prefer competitive patented products over Merck patented products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a plan sponsor. In addition, we must encourage utilization of Merck patented products where medically appropriate. If we breach any of these “best efforts” obligations, Merck may be entitled to seek damages or injunctive relief.

Notice, Informational, Communication and Recommendation Obligations.    We are subject to a variety of notice, informational, communication and recommendation obligations, which we refer to collectively as our “notice and informational” obligations, including but not limited to the following:

•	to provide fair clinical and economic comparisons of each Merck patented product and competitive patented product to existing, potential or new clients and plans we do or may manage or administer;

•	to base modeling and presentations with respect to Merck patented products and competitive patented products on complete and accurate data and reasonable methodologies and assumptions;

•	to conduct appropriate monitoring and to notify Merck when we learn or obtain information that a client or plan we manage or administer is considering:

•	not adopting or not adhering to one of our standardized formularies or customized formularies that treat Merck patented products at least as favorably as do our standardized formularies,

•	implementing any utilization controls such that Merck patented products will be treated less favorably than under utilization controls approved by Merck as eligible for rebates,

•	making Merck patented products available on a basis that is less favorable than competitive patented products or otherwise disadvantaging a Merck patented product relative to competitive patented products,

•	disadvantaging an entire therapeutic category that includes a Merck patented product,

•	implementing clinical program(s) which negatively impact a Merck patented product or a therapeutic category that includes that Merck patented product,

•	conducting a routine review or evaluation of a therapeutic category containing a Merck patented product, or

•	restricting the availability of any Merck patented product for any indication for which such product may be legally prescribed.

•	when we learn or obtain information that a client or plan we manage or administer is considering any of the actions described above, to use our best efforts to ensure that Merck will have adequate opportunity to provide complete and accurate information, to communicate in a timely fashion with the applicable client or plan and to discuss with us and the relevant sponsor to seek to resolve such circumstance to the extent requested by Merck;

•	to provide Merck with an opportunity to review the assumptions, methodologies, market share and cost information we use to evaluate Merck patented products, Merck programs or utilization controls before we use such information in any presentations to clients;

•

to offer Merck the opportunity to review in advance the accuracy and labeling consistency of clinical information to be utilized by us or made available to existing, potential or new plans, their sponsors and the pharmacy and therapeutics committees responsible for those plans, in connection with any clinical review of any Merck patented product, Merck program or utilization controls affecting Merck patented products;

•	to provide Merck with the opportunity to discuss in-depth with our clinical and economic influencers and decision makers the clinical and economic benefits of Merck patented products;

•	to ensure that any recommendations we make to existing, potential or new clients or plans are favorable to Merck patented products; and

•	to present clinical and economic information, which must be accurate and complete, about relevant Merck patented products to clients and plans we manage or administer and their sponsors when we negotiate or renegotiate our contracts, or discuss pricing, with them, if in the then most recently completed quarter, the plans were not eligible to receive rebates for any Merck patented product due to their (i) failure to adhere to one of our standardized formularies, to a customized formulary that treats Merck patented products at least as favorably as under our standardized formularies, or to a customized formulary approved by Merck specifically with respect to a particular plan, or (ii) implementation of utilization controls not approved by Merck as eligible for rebates.

If we breach the “notice and informational” obligations described above for any quarter, we will be ineligible for that quarter to receive any rebates from Merck for the utilization of Merck patented products under the plans we manage and administer, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

Commitment to Maintain Merck Market Share Levels.    The level of rebates we have the opportunity to earn will decline if the dollar-weighted ratio of (a) our market shares of Merck patented products under eligible plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer), which we refer to as our aggregate market share differential, is below an aggregate target market share differential. If we fail to achieve the aggregate minimum market share differential in any quarter, we will not receive any rebates and we will be required to pay to Merck, as liquidated damages, 50% of the additional revenue Merck would have received if we had achieved the aggregate minimum market share differential for that quarter. For the fourth quarter of 2002, our aggregate market share differential was approximately 1.33 to 1. The aggregate target market share differential for the fourth quarter of 2002 was approximately 1.28 to 1, reflecting our aggregate market share differential for the last quarter of 2001 reduced by an agreed upon percentage and adjusted for the impact on our aggregate market share differential of plans that we began to manage or administer or ceased to manage or administer during 2002. The aggregate minimum market share differential required by the agreement for the fourth quarter of 2002 was approximately 1.21 to 1. For illustrative purposes only, based on the utilization of Merck products under our plans during the fourth quarter of 2002, if our aggregate market share differential had been below the aggregate minimum market share differential for that quarter, for each 0.01 increment (or portion of that increment) our aggregate market share differential had been below the aggregate minimum market share differential, we would have been required to pay approximately $3 million (or a ratable portion of that amount, as applicable) to Merck as liquidated damages. These aggregate target and aggregate minimum market share differentials are subject to further adjustment as described below to take into account plans that we begin to manage or administer or cease to manage or administer after 2002. See “—Incoming and Outgoing Plan Adjustments”. In addition, both the aggregate target and minimum market share differentials will be adjusted to exclude the effect of Zocor at the end of the quarter in which Merck’s patent for Zocor expires—expected to be in mid-2006. See “—Adjustments for Zocor”.

Formulary Access Rebates.    For each quarter, Merck is required to pay us formulary access rebates for the utilization of Merck patented products under plans we manage or administer. The actual amount of the rebate for each Merck patented product will reflect agreed percentages of the catalog sales of that Merck product under plans we manage or administer. The catalog sales of each Merck patented product under a plan are determined by multiplying the catalog price of the Merck patented product by the number of units sold under the applicable plan. The agreed percentages that are used to calculate the formulary access rebate amounts vary among Merck patented products. Also, the formulary access rebates we are eligible to receive from Merck may be subject to reduction (possibly down to zero). See “—Reduction of or Ineligibility for Rebates”. With respect to Zocor, until the last quarter of 2003, the formulary access rebate we may be eligible to receive for utilization of Zocor is subject to an agreed maximum cap.

Market Share Rebates.    If our aggregate market share differential equals or exceeds the aggregate minimum market share differential for any quarter, Merck is required to pay us market share rebates for the utilization during that quarter of Merck patented products under plans we manage or administer. As in the case of the formulary access rebates, the actual amount of the market share rebate for each Merck patented product will reflect agreed percentages of the catalog sales of that Merck product under plans we manage or administer. The agreed percentages that are used to calculate the market share rebate amounts vary among Merck patented products. Moreover, for each Merck patented product, the actual agreed percentages that are used to calculate the market share rebate for a particular quarter will vary (to as low as zero) depending on whether our aggregate market share differential is less than, equal to or exceeds the aggregate target market share differential. The agreed percentages and resulting market share rebates are greater (subject to agreed caps) to the extent our aggregate market share differential is higher. Merck has the right to change the agreed percentages to be used to calculate the market share rebates for existing Merck patented products if it first obtains our consent, which we may not unreasonably withhold. Merck may designate any new Merck patented product as eligible for formulary access rebates and otherwise subject to the obligations of the agreement but ineligible for market share rebates, without obtaining our approval. Merck patented products not eligible for market share rebates will not be included in the calculations of our aggregate market share differential for purposes of the managed care agreement.

Zocor has the highest sales revenue of all Merck patented products within the plans managed or administered by us and accounts for a higher proportion of rebates we receive than any other Merck patented product. We may be entitled to receive an additional market share rebate for our sales of Zocor, if the ratio of (a) our market share for Zocor under eligible plans we manage or administer to  (b) the national third-party market shares of Zocor (excluding prescriptions under plans we manage or administer), our Zocor market share differential, for the four quarters ending each June 30 before the expiration of Zocor’s patent is equal to or greater than our Zocor market share differential for the last quarter of 2001, less an agreed reduction. The additional market share rebate we will be entitled to earn for any four quarters will not exceed (a) an agreed maximum percentage of catalog sales for Zocor under plans we manage or administer less (b) the amount of any formulary access rebates we receive for sales of Zocor for those quarters. These additional market share rebates are subject to reduction (possibly down to zero) based upon factors similar to those that result in a reduction of the formulary access rebates we would otherwise receive. See “—Reduction of or Ineligibility for Rebates”.

High Control Plans.    For each plan we manage or administer, we are entitled to request that Merck determine whether or not the plan has features that allow the plan or its sponsor to exercise a high degree of control and influence over the market share of the patented products in each therapeutic category that includes a Merck patented product. We will be able to earn higher formulary access rebates for utilization of Merck patented products under plans that Merck determines are high control plans for those Merck products than we will be able to earn for utilization of those Merck products under other plans. However, the market share rebates we will be able to earn for utilization of Merck patented products under plans that Merck determines are high control plans for those Merck products will be lower than the market share rebates we will be able to earn for utilization of those Merck products under other plans.

Reduction of or Ineligibility for Rebates.    The aggregate amount of formulary access rebates we receive from Merck for any quarter will be reduced to the extent that our aggregate market share differential is less than the aggregate target market share differential. However, we will be entitled to recover the amount of the reduction for a particular quarter, if our aggregate market share differential for the preceding quarter was, and in the subsequent quarter is, equal to or greater than the aggregate target market share differential.

In any event, we will not receive any rebates for any quarter in which our aggregate market share differential is less than the aggregate minimum market share differential. See “—Commitment to Maintain Merck Market Share Levels”. These lost rebates will not be recoverable by us.

We are not entitled to rebates for prescriptions of Merck patented products under plans for which we primarily provide claims processing services or dispense prescriptions through our mail service pharmacies, plans in which members pay all or a substantial part of the cost of prescriptions without reimbursement, cash card plans and other ineligible plans. We are also not entitled to rebates for prescriptions of Merck patented products for which Medicaid, Medicare or another government program provides reimbursement or which are filled with Merck patented products purchased outside the United States.

We will also not be eligible to receive rebates for sales of a Merck patented product dispensed under a plan during any quarter if during the quarter that Merck patented product is:

•	not included on the most preferred branded tier of the plan’s formulary from which members are encouraged to request, and/or physicians are encouraged to prescribe (consistent with their professional judgment and all applicable laws), pharmaceutical products;

•	subject to a co-payment that is not as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the affected Merck patented product; or

•	not made available to members under the plan with at least as favorable access, and on at least as favorable a clinical or economic basis, as competitive patented products.

We believe that under most of the plans we manage or administer all or almost all Merck patented products are eligible for rebates under the three criteria listed above. If Merck determines otherwise or if in the future this were not the case, the rebates we may earn under the managed care agreement may be significantly reduced.

From and after the third quarter of 2003, we will be ineligible to receive rebates for use of a Merck patented product during any quarter by members of a plan we manage or administer if utilization controls not approved by Merck as eligible for any rebates are implemented during that quarter under the plan with respect to that Merck product. We are obligated to provide Merck, before the middle of July 2003, with a description of the different utilization controls currently being implemented under the plans we manage or administer, and Merck is required to inform us as to which of these described utilization controls have been approved by Merck as eligible for rebates under this agreement. Merck’s approval would be effective for all quarters, including quarters prior to the time Merck grants its approval. Merck has the right to not approve some or all of these utilization controls as eligible for rebates. A decision by Merck not to approve all or some of these utilization controls could materially and adversely affect the amount of rebates we will be eligible to receive. In addition, if plans managed or administered by us implement utilization controls that are not approved by Merck as eligible for rebates, the rebates we may earn may be significantly reduced.

Under the agreement, with respect to the first and second quarters of 2003, Merck is still entitled to determine whether the plans we manage or administer implemented utilization controls during those quarters that restricted the use of a Merck patented product, encouraged the use of a competitive patented product or restricted the use of patented products in the therapeutic category that includes that Merck product. We believe that for the first and second quarters of 2003, most plans managed or administered by us did not implement utilization controls that would make us ineligible to receive any rebates for their use of Merck patented products during those quarters.

For the first quarter of 2003, to the extent Merck does not approve utilization controls implemented under plans we managed or administered or it is otherwise determined that we were not entitled to receive rebates which we believed we were entitled to receive for any use of Merck patented products, we could ultimately receive up to $10 million less in rebates than the amount reflected in our financial statements, possibly requiring us to record a charge to our future net income of up to the amount of any such shortfall. In addition, the rebates we receive for the second quarter of 2003 could be significantly less than we anticipate if similar adverse determinations are made with respect to that particular quarter.

Furthermore, if as a result of any of the foregoing disqualifying circumstances, we become ineligible for any specific quarter to receive formulary access rebates for sales of one or more Merck patented products under a plan we manage or administer (but were eligible to receive formulary access rebates for sales of those Merck products during the preceding quarter) and the catalog sales for those Merck patented products under the plan represented 20% or more of the total catalog sales of all Merck patented products eligible for formulary access rebates under that plan during the preceding quarter, Merck may elect not to pay us any rebates for any sales of Merck patented products under that plan for the specific quarter. However, Merck may not make this election for a plan for the first quarter in which we begin to manage or administer the plan.

In addition, we will not receive any rebates in respect of any sales of Merck patented products under any plan we manage or administer for any quarter in which we breach any of the “standardized formulary” obligations described above in connection with that plan for that quarter. If we breach the “offer” obligations described above with respect to any plan, we will not be eligible to receive any rebates in the future for utilization of Merck patented products under that plan, until and then only for so long as that plan adheres to one of our standardized formularies or a customized formulary that treats Merck patented products as favorably as do our standardized formularies and any utilization controls implemented under the plan that are applicable to a Merck patented product and/or any competitive patented products have been approved by Merck as eligible for rebates.

If we breach our “best efforts” obligations with respect to any Merck patented product available under a plan for any quarter, for that quarter, we will not be eligible to receive any rebates for the utilization of that Merck patented product under that plan. Also, if we breach our notice and informational obligations under the managed care agreement for any quarter, for that quarter, we will be ineligible to receive any rebates from Merck for the utilization of Merck patented products under all plans we manage and administer, subject to our ability to cure such breach as described below.

If we breach certain covenants contained in the agreement in any quarter, we will not be entitled to receive any rebates for that quarter. These covenants concern our obligations generally relating to the following:

•	collecting, retaining and preserving information and data to support the rebate calculations in a format that is orderly, accessible, complete and accurate;

•	affording Merck with rights to audit our books and records;

•	ensuring the nondisclosure of certain confidential information;

•	indemnifying Merck for any losses arising out of the agreement;

•	facilitating Merck’s classification of any new or altered plan we do or may manage based on information we supply;

•	refraining from assigning the managed care agreement or consummating any merger with, or sale of our stock or assets to, certain third parties;

•	refraining from any action intended to or reasonably likely to circumvent, avoid or nullify our obligations under this agreement or to materially and adversely affect Merck’s rights and benefits under the agreement; and

•	to the extent that changes occur to the nature and scope of our services or manner of delivering pharmaceutical products so as to adversely affect, in Merck’s judgment, the benefits contemplated by Merck, amending the agreement, as necessary, to assure Merck of its contemplated benefits.

However, in the event the rebates we receive from Merck are subject to reduction due to our failure to comply with our obligations under the agreement to furnish information or data to Merck, we will not be deemed to have breached the agreement if we cure such failure by furnishing the information or data to Merck within 30 days of our receipt of notice from Merck of our deficiency.

Liquidated Damages.    In addition to not being eligible to receive rebates, if we fail to maintain the aggregate minimum market share differential in any quarter, we are required to pay to Merck, as liquidated damages, 50% of the additional revenue Merck would have received if we had achieved the aggregate minimum market share differential for that quarter.

Incoming and Outgoing Plan Adjustments.    The agreement provides for various adjustments to be made to the aggregate target and aggregate minimum market share differentials so that our gain of plans with low aggregate market share differentials for Merck patented products or loss of plans with high aggregate market share differentials for Merck patented products does not unduly affect our ability to achieve the aggregate target and aggregate minimum market share differentials under the agreement.

Accordingly, the aggregate target market share differential that will be used to determine the rebate amounts Merck is obligated to pay us will be adjusted on a quarterly basis to take into account any plans we cease to manage or administer during the prior quarter, or outgoing plans, and any plans we first managed or administered for a full quarter during the applicable quarter, or incoming plans.

The aggregate target market share differential will be adjusted downward (or upward) if, for the prior quarter, our aggregate market share differential calculated solely under our outgoing plans, if any, was greater (or less) than our aggregate market share differential. The amount of the downward (or upward) adjustment will be proportionate to the aggregate amount of the catalog sales of Merck patented products under our outgoing plans as compared to the aggregate amount of the catalog sales under all plans we managed or administered during the prior quarter (excluding our outgoing plans).

After giving effect to the outgoing plan adjustment described above, the aggregate target market share differential will be further adjusted downward or upward each quarter for our incoming plans, if any, as follows: If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans is less than the minimum market share differential for the prior quarter, as adjusted as described above for our outgoing plans, the aggregate target market share differential will be adjusted downward based on the amount of that deficiency. If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans, if any, is greater than our aggregate market share differential for the prior quarter, as adjusted as described above for our outgoing plans, the aggregate target market share differential will be adjusted upwards based on the amount of that excess. If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans is less than or equal to the aggregate market share differential for the prior quarter (excluding our outgoing plans) but greater than or equal to the minimum aggregate market share differential for the prior quarter, as adjusted as described above for our outgoing plans, no adjustment will be made for incoming plans. The aggregate amount of any required adjustment for incoming plans will be proportionate to the aggregate amount of the catalog sales of Merck patented products under the incoming plans as compared to the amount of our catalog sales under all plans we managed or administered. In connection with any adjustment to the aggregate target market share differential for outgoing or incoming plans, a downward or upward adjustment of the same amount will be made to the aggregate minimum market share differential.

Merck may renegotiate the methodology described above for adjusting the aggregate target and minimum market share differentials if the cumulative amount of the catalog sales of Merck patented products under plans that we first began to manage or administer after 2001 (measured for each plan as of the first full quarter in which we managed or administered the plan) exceeds twenty percent (20%) of the amount of the catalog sales of Merck patented products during the last quarter of 2001 under plans we then managed or administered.

Adjustments for Zocor.    Our market share for Zocor under eligible plans we manage or administer significantly exceeds the national third-party market share of Zocor (excluding prescriptions under plans we manage or administer). In addition, Zocor currently has the highest sales revenue of all Merck patented products within the plans managed or administered by us. Accordingly, the utilization of Zocor under plans we manage or administer has contributed significantly to our ability to exceed the aggregate minimum market share differential and achieve at least the aggregate target market share differential. To ameliorate the impact on us of the expiration of Merck’s patent for Zocor, at the end of the quarter in which Merck’s patent for Zocor expires—expected to be in mid-2006—the aggregate target market share differential will be adjusted to exclude the effect of Zocor. The adjusted aggregate target market share differential will be equal to our aggregate market share differential for the last quarter of 2001 for all Merck patented products other than Zocor, adjusted to take into account the plans we began to manage or administer and plans we ceased to manage or administer after 2001 as described above under “—Incoming and Outgoing Plan Adjustments” but excluding Zocor in calculating these incoming and outgoing plan adjustments. A corresponding adjustment excluding the effect of Zocor will simultaneously be made to the aggregate minimum market share differential.

Best Price Rule.    Under the federal Medicaid rebate statute, manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the “average manufacturer price”, or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the “best price” to customers other than the Medicaid program, with certain exceptions. Merck will not pay us any rebate to the extent that, in Merck’s judgment, the payment of that rebate would result in the establishment of a new “best price” for any Merck patented product within the meaning of the federal Medicaid rebate statute. In that circumstance, Merck will reduce the rebate it pays to us to the level necessary in Merck’s judgment to avoid establishing a new “best price”.

Opportunity to Earn Competitive Rebates and Discounts.    Merck has agreed to use commercially reasonable efforts to provide us the opportunity to earn aggregate rebates and discounts for sales of Merck patented products that are competitive with the rebates and discounts offered by Merck to the pharmacy benefit management company that during that year receives the greatest aggregate amount of rebates and discounts from Merck out of a peer group of PBMs. If we believe Merck has failed to discharge this obligation for any of the years 2003, 2004 and 2005 and we are not in breach of certain of our covenants in the relevant year, we may require a review of Merck’s performance of this obligation by a nationally recognized accounting firm. If based on factors established in the agreement, the independent accounting firm determines that Merck has not complied with this obligation, the accounting firm has the right to award us an additional rebate to compensate us for that breach. The accounting firm may not consider the fact that we may lose some or all of our rebates or incur liquidated damages for failure to meet our obligations under the agreement in determining whether to award us an additional rebate. Any additional rebate will be payable over the four quarters beginning July 1 of the year following the year in which Merck failed to perform its obligation. Merck’s obligation to pay any additional rebate amount is subject to the payment not violating the “best price” provision described above. We are not entitled to any other remedy for breach of this provision.

Withdrawal of Merck Products.    Merck may also at any time withdraw any of its products other than Zocor from the terms of the agreement, in which case we will not be entitled to rebates for sales of that product under our plans but our standardized formulary obligations with regard to that product will also cease. Merck may withdraw Zocor from the terms of the agreement only if, for two consecutive quarters, our aggregate market share differential does not exceed the aggregate target market share differential, as adjusted, provided that if such two consecutive quarters are both within 2005, and Medco Health complies in all material respects with the terms of the agreement, Merck may withdraw Zocor from the terms of the agreement for only one or two quarters.

Purchase Requirements.    From and after January 1, 2003, we have been obligated to purchase directly from Merck all Merck patented products to be dispensed by our home delivery pharmacies in accordance with Merck’s standard terms, conditions and distribution policies in effect at the time of shipment, including Merck’s catalog prices and prompt payment discounts.

Termination.    Merck may terminate the agreement on 120 days’ notice. Merck and we may also terminate the agreement at any time by mutual agreement. We do not have any right to terminate the agreement unilaterally.

Disputes.    Any disputes under the agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator must apply solely principles of law. Merck is entitled to seek specific performance of our obligations under the standardized formulary, offer, notice and informational, market share, best efforts, audit, purchase and other provisions of the agreement, including injunctive relief, in an arbitration proceeding or in court, without first complying with the arbitration provision of the agreement.

Indemnification; Set-Off Rights.    We must indemnify Merck and its affiliates and representatives against any and all losses, claims, damages or liabilities to any third party, including clients, plans and members of plans, in connection with or as result of the agreement or the activities carried out pursuant to the agreement.

In addition to any other remedies to which Merck may be entitled under the agreement or any other intercompany agreements entered into by Merck and us or our respective affiliates in connection with the distribution, Merck shall have the right to satisfy any amounts we or our affiliates owe to Merck or any of its affiliates and representatives under the agreement or any other intercompany agreements we enter into in connection with the distribution or any other agreement or arrangement existing between any of us and Merck or our affiliates, by means of an offset against any amounts Merck owes to us under the agreement.

Access to Our Clients.    Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck patented products.

Assignment and Change in Control.    Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenue, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenue or net income, or more than 5% of our assets, unless, at Merck’s election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement), that are substantially similar to our agreement with Merck. These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

Classification of Plans.    Decisions with respect to the classification under the agreement of new plans, or of existing plans to which certain material changes are made, will be made by Merck acting in its sole discretion. These classifications, including determinations of whether a plan we manage or administer will be considered a high control plan with respect to a Merck patented product, will determine whether we are eligible to receive rebates and the level of rebates we will be eligible to receive with respect to sales of Merck patented products to members of those plans. However, if Merck classifies a new plan within a category that does not entitle us to any rebates, we will not have any market share obligations with respect to that plan.

Audit Rights.    Merck has the right, upon at least ten business days’ prior written notice, at Merck’s expense, to review and audit (or to perform other verification procedures with respect to) data and other documentation relating to us and the plans we manage or administer as Merck deems reasonably necessary to verify our performance and compliance with our obligations under the agreement.

Indemnification and Insurance Matters Agreement.

Indemnification.    In general, under the indemnification and insurance matters agreement, we will agree to indemnify Merck, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by us of the master separation and distribution agreement or any ancillary agreement; and

•	any of our liabilities, including all liabilities:

•	reflected on our consolidated balance sheets included in this prospectus;

•	relating to the credit support obligations that were issued by Merck for our benefit before the distribution, including any payments made by Merck under these arrangements;

•	relating to our assets or businesses;

•	relating to the management or conduct of our assets or businesses;

•	allocated to or assumed by us under the master separation and distribution agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;

•	arising out of any third-party claims relating to the managed care agreement;

•	arising out of third-party claims relating to, or alleging that, the patent license we are granting to Merck or any of the underlying patents infringes upon the rights of any person;

•	relating to various on-going litigation matters in which we are named defendant, including any new claims asserted in connection with those litigations, and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;

•	relating to claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with the distribution, this offering, and other transactions relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Merck of financial or other information regarding us; or

•	arising out of any actions or claims based on violations or alleged violations of securities or other laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

Merck will agree to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by Merck of the master separation and distribution agreement or any ancillary agreement; and

•	any liabilities:

•	allocated to or to be retained or assumed by Merck under the master separation and distribution agreement, the indemnification and insurance matters agreement or any other ancillary agreement, other than liabilities resulting from a breach of the managed care agreement between Merck and us, which will be governed by the terms of that agreement;

•	incurred by Merck in connection with the management or conduct of Merck’s businesses; and

•	arising out of various ongoing litigation matters, subject to specific exceptions.

Merck will not be obligated to indemnify us against any liability for which we are also obligated to indemnify Merck. Recoveries by Merck under insurance policies will reduce the amount of indemnification due from us to Merck only if the recoveries are under insurance policies Merck maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Merck to us.

Under the indemnification and insurance matters agreement, a party will have the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Merck will have the right to control the defense of any third-party claim or series of related third-party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Merck and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Merck in respect of all liabilities relating to that claim. The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.

Insurance Matters.    Under the indemnification and insurance matters agreement, we will be responsible for obtaining and maintaining insurance programs for our risk of loss and our insurance arrangements will be separate from Merck’s insurance programs. We will not make any claims under Merck’s insurance programs, including in respect of events that occurred prior to the spin-off.

Disputes.    Any disputes under this agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator is required to apply solely principles of law.

Offset.    Merck will be permitted to reduce amounts it owes us under any of our agreements with Merck, including rebates owed to us under the managed care agreement, by amounts we may owe to Merck under those agreements.

Assignment.    We may not assign or transfer any part of the indemnification and insurance agreement without Merck’s prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Merck.

Tax Responsibility Allocation Agreement.    In order to allocate our responsibilities for taxes and certain other tax matters, we and Merck will enter into a tax responsibility allocation agreement prior to the date of the distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, Merck will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of distribution to the extent these amounts exceed the amounts we have paid or will pay to Merck prior to the distribution or in connection with the filing of relevant tax returns. With respect to separate state income taxes, Merck will also be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of our incorporation. Merck will also be responsible for, and will indemnify and hold us harmless from, any liability for income taxes of Merck or any member of the Merck group (other than us) by reason of our being severally liable for those taxes under U.S. Treasury regulations or analogous state or local provisions. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, we will be responsible for, and will indemnify and hold Merck harmless from, any liability for our income taxes with respect to taxable periods or portions of periods beginning on or after the distribution date. With respect to separate state income taxes, we will also be responsible for, and will indemnify and hold Merck harmless from, any liability for income taxes with respect to taxable periods or portions of periods beginning on or after the date of our incorporation. We will also be responsible for, and will indemnify and hold Merck harmless from, any liability for our non income taxes and our breach of any obligation or covenant under the terms of the tax responsibility allocation agreement, and in certain other circumstances as provided therein. In addition to the allocation of liability for our taxes, the terms of the agreement also provide for other tax matters, including tax refunds, returns and audits.

Employee Matters Agreement.    Merck and we will enter into an employee matters agreement that sets forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with the distribution. With certain exceptions, we will be solely responsible for the compensation and benefits of our employees following the distribution. The principal exception to this rule will be the options for Merck stock held by our employees that were granted before February 26, 2002 and a small number that were granted after that date under the Merck stock option plan. See “Management—Treatment of Outstanding Merck Options Held by Our Employees” and “—Medco Health Solutions, Inc. 2002 Stock Incentive Plan”.

Confidential Disclosure Agreement.    The confidential disclosure agreement we will enter into with Merck provides that both parties will agree not to disclose for five years confidential information of the other party except in specific circumstances in which a party is legally compelled to make disclosure.

Patient Assistance Program Agreement.    Merck and we are currently party to an agreement under which we fill prescriptions covered by Merck’s patient assistance programs through our home delivery pharmacies. We receive a fee based on the volume of prescriptions filled in the patient assistance program. It is expected that the fees in 2003 and thereafter will increase as compared to the 2002 fee, as the volume of prescriptions in the patient assistance program expands. This increase will be adjusted by any technology and efficiency advances we employ to lower the cost of processing each prescription or any change in the services we provide. The patient assistance program agreement will be in effect through December 31, 2006. Merck may terminate this agreement at any time upon 60 days’ notice to us and Merck may discontinue the patient assistance program at any time without any further obligation to us.

e-Health Services Agreement.    We will compile, for a fee, non-patient identifiable data and provide reports to Merck concerning three of our Internet-based health communities, which are interactive web pages, or eHealth Centers, that provide targeted health information to our clients’ members and others. The term of the agreement expires December 31, 2004, and Merck has the right to renew annually the agreement for the years 2003, 2004 and 2005. While Merck has the right to terminate the agreement upon at least 90 days’ prior notice, we do not.

Point of Care Data Services Agreement.    We will compile non-patient identifiable data and provide reports to Merck with regard to our point-of-care initiatives, which allow physicians to write prescriptions, receive clinical information and interact with us through the use of computers and wireless hand-held devices. The term of the agreement expires December 31, 2005. While Merck has the right to terminate all or part of this agreement upon at least 90 days’ prior notice, we do not.

Data Flow Continuation Agreement.    Merck will pay us through 2004 to receive non-patient identifiable and non-plan specific data concerning our mail order prescription business that Merck can use for marketing and market research purposes, including certain demographic information which we will provide to Merck during that time. Merck received this data prior to the separation. The term of this agreement expires December 31, 2004. While Merck has the right to terminate the agreement upon at least 90 days’ prior notice, we do not.

Integrated Prescription Drug Program Master Agreement.    Merck and we have entered into an Integrated Prescription Drug Program Master Agreement, under which we provide U.S.-based employees of Merck and its subsidiaries with a prescription drug benefit program, a retail pharmacy program, a home delivery pharmacy program, participation in Merck’s Preferred Prescription Formulary and health management programs. We have provided some or all of these or similar services to Merck since 1993. We renewed our arrangement for a four-year term beginning on January 1, 2003. This term will automatically renew for successive one-year terms unless, at least 90 days before the end of the initial term or any successive terms, we or Merck notifies the other party of an intention not to renew the agreement.

Research Study Agreement.    Merck and The Institute for Effectiveness Research, L.L.C., our subsidiary, are currently party to an agreement under which Merck has retained the Institute to perform certain ongoing studies. Either party will have the right to terminate these ongoing studies at the end  of any calendar year. Merck and the Institute may agree on future research studies to be conducted on Merck’s behalf in exchange for a fee. The research study agreement will end on the later of December 31, 2004 or the completion by the Institute of all the studies it is obligated to perform.

Consumer Marketing Data Services Agreement.    We will provide to Merck various items of data that Merck uses to evaluate the effectiveness of its marketing programs. The information is furnished in a manner that ensures that patient privacy is respected, and that no data is identifiable to a particular patient or health plan. We provided similar services to Merck before the separation. The initial term of the agreement continues through and including December 31, 2006. The agreement automatically renews for two-year terms after that date unless either party gives notice of its intent not to renew. While Merck has the right to terminate the agreement prior to December 31, 2006, we do not.

The aggregate fees payable to us from Merck under these agreements, other than the managed care agreement and the integrated prescription drug program master agreement, are expected to be approximately $50 million in 2003 and 2004 and $35 million in 2005, subject to any reductions due to Merck’s right to terminate these agreements at any time and subject to any changes due to prescription volume changes under the patient assistance program agreement. The decline in 2005 is expected to be the result of the expirations of certain agreements. Amounts payable to us from Merck under the integrated prescription drug program master agreement cannot be determined because these amounts are dependent upon future prescription drug usage of the U.S.-based employees of Merck and its subsidiaries. We discuss the amounts payable to us from Merck under the managed care agreement in greater detail above under “—Managed Care Agreement—Rebates”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the anticipated beneficial ownership of Medco Health common stock after the distribution by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and proposed directors, (3) each officer named in the Summary Compensation Table on page 114, and (4) all of our directors, proposed directors and executive officers as a group. We base the share amounts on each person’s beneficial ownership of Merck common stock as of July 1, 2003, unless we indicate some other basis for the share amounts.

Name of Beneficial Owner	Shares to Be Owned(a)		Merck Stock Options Subject to Conversion(b)		Percent of Class
Richard T. Clark	1,132		—		*
Kenneth C. Frazier	1,221		—		*
Judy C. Lewent	26,140		—		*
David B. Snow, Jr.	—		—		*
Howard W. Barker, Jr.	12				*
John L. Cassis	—				*
Michael Goldstein	—				*
Lawrence S. Lewin	578				*
Edward H. Shortliffe, M.D., Ph.D.	—				*
Brian L. Strom, M.D., M.P.H.	—				*
Blenda J. Wilson, Ph.D.	—				*
Robert J. Blyskal	1,236	(c)	14,700	(d)	*
Arthur H. Nardin	438		11,667		*
Sandra E. Peterson	—		14,500		*
Timothy C. Wentworth	—		14,500		*
All directors, proposed directors and executive officers as a group (26 persons)	66,821	(e)	112,832		*
FMR Corp.(f)	14,654,505		—		5.4%

*	Less than 1 percent of Medco Health’s outstanding shares of common stock.
(a)	The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of .1206 shares of common stock to be received for every one share of Merck common stock beneficially owned by such individuals. Beneficial ownership of Merck common stock is as follows: Mr. Clark—9,394 shares, Mr. Frazier—10,130 shares, Ms. Lewent— 216,755 shares, Mr. Barker—100 shares, Mr. Lewin—4,800 shares, Mr. Nardin—3,636 shares, Mr. Blyskal—10,254 shares and all directors, proposed directors and executive officers as a group—554,077 shares. Beneficial ownership of Merck stock includes: (i) Equivalent shares of Merck common stock held on July 1, 2003 by the Trustee of the Merck & Co., Inc. Employee Savings and Security Plan or by the Trustee of the Medco Health 401(k) Savings Plan for the accounts of Mr. Clark—2,394 shares, Mr. Frazier—1,180 shares, Ms. Lewent—5,843 shares, Mr. Nardin—3,636 shares, Mr. Blyskal—1,141 shares and all directors, proposed directors and executive officers as a group—23,524 shares; (ii) 1,160 shares of Merck common stock held by the administrator of the Medco Health 2001 Employee Stock Purchase Plan for the accounts of all directors, proposed directors and officers as a group; and (iii) 9 shares held by Mr. Blyskal in the Merck & Co., Inc. Stock Investment Program. Beneficial ownership of Merck stock does not include phantom shares of Merck common stock credited under the Merck Deferral Program, as no phantom shares of our common stock will be credited with respect to these phantom shares.
(b)

These options to purchase shares of Merck common stock, which are exercisable within 60 days of July 1, 2003, will be converted into options to purchase shares of our common stock in connection with the distribution. The formula by which the conversion will occur will be prescribed by accounting rules and designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. See “Management—Treatment of Outstanding Merck Options Held by Our Employees”.

(c)	Includes 1,097 shares of our common stock based on 3,652 shares of Merck common stock held by Mr. Blyskal’s spouse in which he shares voting and investment power and 5,452 equivalent shares of Merck common stock held by the Trustee of the Medco Health 401(k) Savings Plan for the account of Mr. Blyskal’s spouse.
(d)	Includes the right to acquire Merck common stock under options exercisable within 60 days of July 1, 2003 held by Mr. Blyskal’s spouse.
(e)	Excludes 1,206 shares of our common stock based on shares of Merck common stock held by family members in which beneficial ownership is disclaimed as follows: all directors, proposed directors and officers as a group—10,000 shares.
(f)	All information regarding FMR Corp. (“Fidelity”) and its affiliates is based on information disclosed in a Schedule 13G (the “Fidelity Filing”) filed with the Securities and Exchange Commission on February 13, 2003 by Fidelity, Edward C. Johnson 3rd and Abigail P. Johnson, whose business address is 82 Devonshire Street, Boston, MA 02109. According to the Fidelity Filing, through their ownership of voting common stock and the execution of a stockholders’ voting agreement, members of the Johnson family may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to Fidelity.

DESCRIPTION OF NOTES

As required by federal law for all bonds and notes of companies that are publicly offered, the notes are governed by a document called the “indenture”. The indenture is a contract between us and U.S. Bank Trust National Association, which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, as described below. Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your notes to a new buyer if you sell them and sending you notices.

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the notes are governed by New York law. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture with the SEC as part of our registration statement. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

Because this section is a summary, it does not describe every aspect of the notes and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indenture. We describe below under “—Certain Definitions” the meaning for only the more important terms. Whenever we refer in this prospectus to terms defined in the indenture, we incorporate those defined terms by reference.

In this section, references to “Medco Health”, “we”, “us”, “our” and “our company” refer only to Medco Health Solutions, Inc. and not to any of its subsidiaries. References to the “notes” refer to the        % Senior Notes due 2013.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture. See “Form and Denominations” below for more information about your rights as a beneficial owner of notes.

Brief Description of the Notes

The notes will be:

•	our general unsecured obligations;

•	pari passu in right of payment with all of our existing and future unsecured senior Indebtedness;

•	effectively junior to our secured Indebtedness, up to the value of the collateral securing that Indebtedness; and

•	senior in right of payment to any of our future Indebtedness that is expressly subordinated in right of payment to the notes.

The notes will effectively rank junior to all Indebtedness and other liabilities, incIuding guarantees and trade payables, of our Subsidiaries, other than any of our Restricted Subsidiaries that may elect to guarantee the notes. In the event of bankruptcy, liquidation, reorganization or other winding-up of Medco Health or any of its Subsidiaries or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Credit Agreement or other secured Indebtedness, the assets of Medco Health and its Subsidiaries that secure such Indebtedness, as well as the assets of any Subsidiaries that guarantee such Indebtedness, will be available to pay obligations on the notes only after all Indebtedness under such Credit Agreement and the other secured or guaranteed Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

As of March 29, 2003, after giving effect to (i) the term loans we will receive under our secured credit facility, (ii) an advance of approximately $100 million under our accounts receivable financing facility, (iii) this offering, (iv) the settlement of our intercompany receivable from Merck, and (v) our use of the net proceeds of the term loans, the advance and this offering and the amount we will receive from Merck in settlement of our intercompany receivable to pay an aggregate of $2 billion in cash dividends to Merck on or prior to the distribution date, we would have had approximately $1 billion of secured Indebtedness, $500 million of senior unsecured Indebtedness and no subordinated Indebtedness outstanding.

As of the date of the indenture, all of our subsidiaries will be “Restricted Subsidiaries”. However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries”, we may from time to time designate any of our subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

Medco Health will issue $500 million in aggregate principal amount of the notes in this offering. Subject to compliance with the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, Medco Health may issue additional notes under the indenture at any time and from time to time after this offering having the same terms and conditions as the notes Medco Health is currently offering in all respects, other than the issue date, issue price and first payment of interest. Except as described below under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, the indenture does not limit the amount of additional notes we may issue. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Medco Health will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on        , 2013.

Interest on the notes will accrue at the rate of        % per annum and will be payable semi-annually in arrears on        and        of each year, beginning on        , 2004. Medco Health will make each interest payment to the holders of record on the immediately preceding        and        , respectively.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Company may, to the extent required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal or interest payments on the notes.

Optional Redemption

At any time prior to        , 2013, Medco Health may at its option redeem all or part of the notes upon not less than 30 days nor more than 60 days prior notice at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) as determined by the Quotation Agent, the sum of the present values of        % of the principal amount of the notes being

redeemed, plus all scheduled payments of interest on the notes to and including        , 2013 (but not including accrued and unpaid interest to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together in each case with any accrued and unpaid interest to the applicable redemption date.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Medco Health’s option prior to        , 2013.

Selection and Notice

If less than all of the notes are to be redeemed, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which they are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and reasonable.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in a principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

No Mandatory Redemption or Sinking Fund

Medco Health is not required to make mandatory redemption or sinking fund payments with respect to the notes. The indenture does not prohibit Medco Health from purchasing notes in the open market or otherwise at any time or from time to time.

Repurchase at the Option of Holders

Change of Control Event

If a Change of Control Event occurs at any time, unless Medco Health has exercised its right to redeem the notes as described above under the caption “—Optional Redemption”, each holder of notes will have the right to require Medco Health to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control offer on the terms set forth in the indenture for a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Event or, at Medco Health’s option, prior to any Change of Control but after the public announcement thereof, Medco Health will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Event occurring on or prior to the payment date specified in the notice. Medco Health will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Event provisions of the indenture, Medco Health will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Event provisions of the indenture by virtue of such conflict.

On the Change of Control Event payment date, Medco Health will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by Medco Health.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Medco Health will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control Event payment date.

Prior to a Fall Away Event, as defined under “Certain Covenants—Changes in Covenants if Notes Rated Investment Grade”, the provisions described above that require Medco Health to make a Change of Control offer following a Change of Control Event will be applicable whether or not any other provisions of the indenture are applicable to the transaction constituting a Change of Control Event. Except as described above with respect to a Change of Control Event, the indenture does not contain provisions that permit the holders of the notes to require that Medco Health repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Medco Health will not be required to make a Change of Control offer upon a Change of Control Event if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by Medco Health and such third party purchases all notes properly tendered and not withdrawn under the Change of Control offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Medco Health and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Medco Health to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Medco Health and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

The occurrence of a Change of Control, and any repurchase of notes pursuant to a Change of Control offer, would constitute an event of default under our senior secured credit facility.

Asset Sales

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Medco Health (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of, with such fair market value being determined in good faith by Medco Health’s Board of Directors; and

(2)	at least 75% of the consideration received in the Asset Sale by Medco Health or such Restricted Subsidiary is in the form of cash or Replacement Assets, or a combination of both. For purposes of this covenant, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Medco Health’s most recent consolidated balance sheet, of Medco Health or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or Subsidiary Guarantees) that are assumed by the transferee of any such assets pursuant to an agreement that releases Medco Health or such Restricted Subsidiary, as applicable, from further liability;

(b)	any securities, notes or other obligations received by Medco Health or any such Restricted Subsidiary from such transferee that are converted by Medco Health or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 180 days after receipt;

(c)	Cash Equivalents; and

(d)	any Designated Noncash Consideration received by Medco Health or any of its Restricted Subsidiaries in the Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Medco Health or any Restricted Subsidiary may apply those Net Proceeds:

(1)	to repay Indebtedness and other Obligations under any Credit Facility that is not expressly subordinated in right of payment to the notes or other senior Indebtedness;

(2)	to repay (or repurchase) any secured Indebtedness;

(3)	to repay (or repurchase) any Indebtedness of such Restricted Subsidiary other than a Subsidiary Guarantor (except to the extent that such indebtedness is pari passu with the notes or the Subsidiary Guarantee given by such Subsidiary Guarantor);

(4)	to repay (or repurchase) any Indebtedness with a final Stated Maturity that is prior to the final Stated Maturity of the notes;

(5)	to acquire a majority of the Voting Stock of another Person or all or substantially all of the assets of one or more other Persons or units, divisions or other operating portions thereof (including by means of a merger, consolidation or other business combination permitted under the indenture);

(6)	to make one or more capital expenditures;

(7)	to acquire other noncurrent assets that are useful in the business of Medco Health or any of its Restricted Subsidiaries; or

(8)	to acquire Capital Stock consisting of a minority interest in any Person that at such time is a Restricted Subsidiary.

Pending the final application of any Net Proceeds, Medco Health and any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding two paragraphs, will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $100 million, Medco Health will, within 30 days, make an offer to all holders of notes, and, at Medco Health’s option, to all holders of other Indebtedness that is pari passu with, or subordinate in right of payment to, the notes, to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount of the notes or other Indebtedness being repurchased plus any accrued and unpaid interest to the date of purchase (or 100% of the accreted value thereof, in the case of other Indebtedness that was initially offered and sold at a discount), and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, Medco Health may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other Indebtedness (or accreted value, as applicable) tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the Excess Proceeds will be applied in the following way: (a) first, the Excess Proceeds will be applied to purchase the notes and other pari passu Indebtedness tendered for purchase, on a pro rata basis (if the aggregate principal amount of such notes and pari passu Indebtedness exceeds the amount of Excess Proceeds), and (b) second, if and to the extent any Excess Proceeds remain after the purchase of all of the notes and other pari passu Indebtedness tendered for purchase, the remaining Excess Proceeds may be applied to purchase any subordinated Indebtedness tendered for purchase, on a pro rata basis. Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero.

Medco Health will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Medco Health will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The agreements governing our other Indebtedness contain prohibitions of certain events, including events that would constitute an Asset Sale or Change of Control. In addition, the exercise by the holders of notes of their right to require us to repurchase the notes upon an Asset Sale or Change of Control Event could cause a default under these other agreements, even if the Asset Sale or Change of Control Event does not, due to the financial effect of such repurchases on us. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. Our failure to make or consummate an Asset Sale or Change of Control offer or pay the applicable Asset Sale or Change of Control Event payment when due would result in an Event of Default and would give the trustee and the holders of the notes the rights described below under the caption “—Events of Default and Remedies”.

Certain Covenants

Changes in Covenants if Notes Rated Investment Grade

If on any date following the date of the indenture the notes have an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default has occurred and is continuing (a “Fall Away Event”), then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the provisions of the indenture summarized under the following captions will no longer be applicable to the notes:

(1)	“—Repurchase at the Option of Holders”;

(2)	“—Certain Covenants—Restricted Payments”;

(3)	“—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” (but not the last paragraph of that covenant);

(4)	“—Certain Covenants—Liens” (but only the first paragraph of that covenant);

(5)	“—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(6)	“—Certain Covenants—Merger, Consolidation or Sale of Assets” (but only clause (4) of that covenant);

(7)	“—Certain Covenants—Transactions with Affiliates”;

(8)	“—Certain Covenants—Sale and Leaseback Transactions” (but only the first paragraph of that covenant); and

(9)	“—Certain Covenants—Payments for Consent”.

If the notes achieve an Investment Grade Rating, there can be no assurance that such rating will be maintained.

Restricted Payments

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Medco Health’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Medco Health) or to the holders or beneficial owners of Medco Health’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Medco Health);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Medco Health) any Equity Interests of Medco Health;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes, except a payment of interest or principal at the Stated Maturity thereof (other than (x) intercompany Indebtedness permitted under clause (7) of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) the purchase, repurchase or other acquisition of subordinated Indebtedness purchased in anticipation of satisfying a payment of principal at the Stated Maturity thereof, in each case within one year of such Stated Maturity); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(i)	no Default or Event of Default has occurred and is continuing;

(ii)	Medco Health could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(iii)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Medco Health and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (6), (8) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Medco Health for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the notes are issued to the end of Medco Health’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of the amount of such deficit), plus

(b)	100% of the aggregate net cash proceeds received by Medco Health since the date of the indenture (i) as a contribution to its common equity capital or from the issue or sale of Equity Interests of Medco Health (other than Disqualified Stock) or (ii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Medco Health upon conversion into or exchange for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Medco Health), plus

(c)	100% of the fair market value as of the date of issuance of any Equity Interests (other than Disqualified Stock) issued by Medco Health as consideration for the purchase by Medco Health or any of its Restricted Subsidiaries of all or substantially all of the assets of, or a majority of the Voting Stock of, one or more other Persons or units, divisions or other operating portions thereof (including by means of a merger, consolidation or other business combination permitted under the indenture), plus

(d)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(e)	to the extent that any Unrestricted Subsidiary of Medco Health is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Medco Health’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(f)	to the extent not reflected in Consolidated Net Income of Medco Health and its Restricted Subsidiaries, the net reduction in any Restricted Investment that was made after the date of the indenture resulting from payments of dividends, repayments of the principal of loans or advances or other transfers of assets to Medco Health or any of its Restricted Subsidiaries and the cash return of capital with respect to any Restricted Investment, plus

(g)	any amount that previously was deemed to be a Restricted Payment on account of any Guarantee entered into by Medco Health or any of its Restricted Subsidiaries and permitted pursuant to this clause (3) without taking into account the exceptions set forth in the following paragraph; provided that such Guarantee has not been called upon and the obligation arising under such Guarantee no longer exists.

The preceding provisions will not prohibit:

(1)	in addition to the dividends contemplated in clauses (7) and (10), the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Medco Health or any Restricted Subsidiary or of any Equity Interests of Medco Health in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Restricted Subsidiary of Medco Health) of, Equity Interests of Medco Health (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Medco Health or any Restricted Subsidiary with the net cash proceeds within 30 days from an incurrence of Permitted Refinancing Indebtedness of subordinated Indebtedness of like tenor;

(4)	so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Medco Health or any Restricted Subsidiary of Medco Health from employees, former employees, directors or former directors of Medco Health or any of its Restricted Subsidiaries or their authorized representatives upon the death, disability or termination of the employment of such employees or former employees or termination of the term of such director or former director; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any twelve-month period; provided, further, that such amount in any calendar year may be increased by an amount not to exceed the cash proceeds of key man life insurance policies received by Medco Health and its Restricted Subsidiaries after the date of the indenture less the amount of any Restricted Payments previously made pursuant to this proviso;

(5)	repurchases of Equity Interests deemed to occur upon (i) the exercise of stock options if such Equity Interests represent a portion of the exercise price thereof and (ii) the withholding of a portion of the Equity Interests granted or awarded to an employee to pay taxes associated therewith;

(6)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Medco Health or preferred stock of its Restricted Subsidiaries issued in accordance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(7)	so long as no Default or Event of Default shall have occurred and be continuing, the declaration and payment of dividends to holders of Medco Health’s common stock in respect of any fiscal year; provided that any such dividends declared and paid pursuant to this clause (7) shall not exceed $40 million in any such fiscal year;

(8)

so long as no Default or Event of Default shall have occurred and be continuing, the purchase of any subordinated Indebtedness of Medco Health or its Subsidiaries at a purchase price not greater than 101% of the principal amounts thereof (together with accrued and unpaid interest) in the event of a Change of Control or Asset Sale in accordance with provisions similar to the “Repurchase at the Option of Holders—Change of Control Event” and “Repurchase at the Option of Holders—Asset Sales” covenants; provided that prior to such purchase of any such subordinated Indebtedness incurred after the date of the indenture Medco Health has made the Change of Control offer or Asset Sale offer as provided in the relevant covenant and has purchased all notes and pari passu Indebtedness validly tendered and not properly withdrawn pursuant thereto;

(9)	so long as no Default or Event of Default shall have occurred and be continuing, other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (9), not to exceed $50 million; or

(10)	the declaration and payment of up to $2 billion in dividends to Merck on or prior to completion of the spin-off.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Medco Health or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be conclusively determined in good faith by (1) the chief executive, chief financial or chief accounting officer, the controller or the treasurer of Medco Health in the case of transactions not in excess of $10 million or (2) the Board of Directors of Medco Health, whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, whether or not such liability is contingent, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Medco Health will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided that Medco Health may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock if the Fixed Charge Coverage Ratio for Medco Health’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, Disqualified Stock or preferred stock, as applicable (collectively, “Permitted Debt”):

(1)	the incurrence by Medco Health or any of its Restricted Subsidiaries (and the Guarantee thereof by any Restricted Subsidiary or Medco Health, as applicable) of Indebtedness and letters of credit under any Credit Facility, such Indebtedness in an aggregate principal amount not to exceed $1,500,000,000;

(2)	the incurrence by Medco Health and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Medco Health of Indebtedness represented by the notes or the incurrence by any Subsidiary Guarantor of Indebtedness represented by a Subsidiary Guarantee;

(4)

the incurrence by Medco Health or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment (whether through the direct purchase of assets or through the purchase of the

Capital Stock of any Person owning such assets) used in the business of Medco Health or such Restricted Subsidiary, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (i) $200 million or (ii) 5% of the Consolidated Net Tangible Assets of Medco Health;

(5)	the incurrence by Medco Health or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), (12) or (14) of this paragraph;

(6)	the incurrence by Medco Health or any of its Restricted Subsidiaries of obligations with respect to letters of credit securing obligations entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if drawn upon, such drawing is reimbursed within five Business Days following receipt of a demand for reimbursement;

(7)	the incurrence by Medco Health or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Medco Health and any of its Restricted Subsidiaries; provided that:

(A)	if Medco Health or a Subsidiary Guarantor is the obligor on such Indebtedness and such Indebtedness is held by a Restricted Subsidiary other than a Subsidiary Guarantor, such Indebtedness must (unless subject to a Permitted Lien referred to in clause (1) of the definition thereof or a Fall Away Permitted Lien referred to in clause (1) of the definition thereof) be expressly subordinated in right of payment to the prior payment in full in cash of all Obligations of Medco Health with respect to the notes, in the case of Medco Health, or the Subsidiary Guarantee, in the case of a Subsidiary Guarantor; and

(B)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Medco Health or a Restricted Subsidiary of Medco Health and (ii) any sale or other transfer of (except for the grant of a Permitted Lien or Fall Away Permitted Lien on) any such Indebtedness to a Person that is not either Medco Health or a Restricted Subsidiary of Medco Health shall be deemed, in each case (i) and (ii), to constitute an incurrence of such Indebtedness by Medco Health or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the issuance of shares of preferred stock by a Restricted Subsidiary to Medco Health or another Restricted Subsidiary; provided that (i) any subsequent issuance or transfer of any Capital Stock or any other event which, in either case, results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or (ii) any other subsequent transfer of any such shares of preferred stock (except to Medco Health or another Restricted Subsidiary) shall be deemed, in each case (i) and (ii), to be an issuance of such shares of preferred stock that was not permitted by this clause (8);

(9)	the incurrence by Medco Health or any of its Restricted Subsidiaries of:

(A)	Hedging Obligations not incurred for speculative purposes;

(B)	Indebtedness in respect of performance, surety or appeal bonds provided in the ordinary course of business; and

(C)	Indebtedness arising from agreements providing for indemnification, adjustment of purchase price, earn-out or similar obligations of Medco Health or any of its Restricted

Subsidiaries incurred in connection with the disposition of any business, assets or Subsidiary of Medco Health in an aggregate amount not to exceed the gross proceeds actually received by Medco Health or any Restricted Subsidiary in connection with such disposition;

(10)	the guarantee by (a) Medco Health or a Subsidiary Guarantor of Indebtedness of Medco Health or a Restricted Subsidiary or (b) a Restricted Subsidiary of Medco Health that is not a Subsidiary Guarantor of Indebtedness of any other Restricted Subsidiary of Medco Health that is not a Subsidiary Guarantor, in each case (a) and (b), that was permitted to be incurred by another provision of this covenant;

(11)	the incurrence by Medco Health or any of its Restricted Subsidiaries of Indebtedness represented by letters of credit for the account of Medco Health or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, environmental remediation or other environmental matters or payment obligations in connection with self-insurance or similar requirements, in each case to the extent arising in the ordinary course of business;

(12)	the incurrence by any Receivables Subsidiary of Indebtedness pursuant to a Receivables Program, provided that the aggregate principal component of amounts outstanding under the Receivables Program at any one time shall not exceed the greater of (a) $500 million and (b) 75% of the aggregate amount of the total Receivables and Related Assets of Medco Health and its Restricted Subsidiaries existing at the time such Indebtedness is incurred;

(13)	the incurrence by Medco Health or a Restricted Subsidiary of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease all outstanding notes as described below under the caption “—Legal Defeasance and Covenant Defeasance”;

(14)	the incurrence by Medco Health or any of its Restricted Subsidiaries of additional Indebtedness (including pursuant to a Credit Facility) or the issuance of Disqualified Stock by Medco Health or preferred stock by any Restricted Subsidiary in an aggregate principal amount or liquidation preference (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $250 million;

(15)	the incurrence by Medco Health of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of incurrence; and

(16)	the incurrence by a Restricted Subsidiary of Medco Health of Acquired Debt; provided that the Fixed Charge Coverage Ratio for Medco Health’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Acquired Debt is incurred would have been at least 3 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Acquired Debt had been incurred at the beginning of such four-quarter period.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant:

(1)	in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Medco Health shall be permitted to classify all or a portion of such item of Indebtedness on the date of its incurrence, or, subject to clause (2) below, later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant;

(2)	Indebtedness under Credit Facilities outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt, and Indebtedness under a Receivables Program outstanding on the date of the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (12) of the definition of Permitted Debt, and Medco Health will not be permitted to reclassify any portion of such Indebtedness thereafter;

(3)	the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be counted twice;

(4)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Medco Health as accrued;

(5)	the amount of Indebtedness issued at a price that is less than its principal amount will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(6)	if Obligations in respect of letters of credit are incurred pursuant to any Credit Facility and are being treated as incurred pursuant to clause (1) above and the letters of credit relate to other Indebtedness, such other Indebtedness will be deemed not incurred to the extent of such Obligations.

With respect to overdraft lines, the amount of any outstanding Indebtedness shall be determined net of cash held for the benefit of the relevant entity by the institution creating such overdraft.

After the occurrence of a Fall Away Event, Medco Health will not permit any of its Restricted Subsidiaries (other than a Subsidiary Guarantor) to, directly or indirectly, incur any Indebtedness (including Acquired Debt) or to issue any shares of preferred stock other than Permitted Debt.

Liens

Prior to a Fall Away Event, Medco Health shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or permit to exist any Lien securing Indebtedness, Attributable Debt or trade payables (other than Permitted Liens) on any asset now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with (or prior to) the Obligations so secured until such time as such obligations are no longer secured by a Lien.

After a Fall Away Event, Medco Health shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Lien (other than Fall Away Permitted Liens) upon (1) any Principal Property of Medco Health or any Restricted Subsidiary, (2) any Equity Interest of a Restricted Subsidiary or (3) any Indebtedness of a Restricted Subsidiary owed to Medco Health or another Restricted Subsidiary, unless, in each case (1), (2) and (3), the outstanding notes shall be secured equally and ratably with (or prior to) all Indebtedness secured by such Lien.

Notwithstanding the foregoing, after a Fall Away Event, Medco Health and its Restricted Subsidiaries shall be permitted to create or assume Liens without complying with the foregoing paragraph, provided that the aggregate amount of all Indebtedness of Medco Health and its Restricted Subsidiaries that is secured by these Liens (other than (1) Indebtedness secured solely by Fall Away

Permitted Liens, (2) Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the notes and (3) the notes) plus the aggregate amount of all Attributable Debt of Medco Health and its Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the second paragraph under “—Sale and Leaseback Transactions”), would not exceed 10% of the Consolidated Net Tangible Assets of Medco Health.

Sale and Leaseback Transactions

Prior to a Fall Away Event, Medco Health shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that Medco Health or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1)	Medco Health or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the first paragraph of the covenant described above under the caption “—Liens”;

(2)	the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of Medco Health or, if the such fair market value is less than or equal to $10 million, the chief executive, chief financial or chief accounting officer, the controller or the treasurer of Medco Health, and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

(3)	the transfer of assets in that Sale and Leaseback Transaction is permitted by, and Medco Health or that Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”.

After a Fall Away Event, Medco Health will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any Principal Property, except for any Sale and Leaseback Transaction involving a lease not exceeding three years, unless:

(1)	Medco Health or that Restricted Subsidiary, as applicable, would be entitled to incur Indebtedness secured by a Lien on that Principal Property without equally and ratably securing the notes;

(2)	an amount equal to the Attributable Debt of the Sale and Leaseback Transaction is applied within 180 days to:

(A)	the voluntary retirement of any of Indebtedness of Medco Health or any Restricted Subsidiary maturing more than one year after the date incurred, and which is senior to or pari passu in right of payment with the notes; or

(B)	the purchase of other property that will constitute Principal Property having a value at least equal to the net proceeds of the sale; or

(3)	Medco Health or that Restricted Subsidiary, as applicable, delivers to the trustee for cancellation notes in an aggregate principal amount at least equal to the net proceeds of the sale.

Notwithstanding the foregoing, after a Fall Away Event, Medco Health may enter into Sale and Leaseback Transactions that would not otherwise be permitted under the limitations described in the preceding paragraph, provided that the sum of the aggregate amount of all Indebtedness of Medco Health and its Restricted Subsidiaries that is secured by Liens on any properties or assets of Medco Health and any Restricted Subsidiaries (other than (1) Indebtedness secured solely by Fall Away Permitted Liens, (2) Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the notes and (3) the notes) and the aggregate amount of all Attributable Debt of Medco Health and its Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the preceding paragraph) would not exceed 10% of the Consolidated Net Tangible Assets of Medco Health.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Medco Health or any of its Restricted Subsidiaries;

(2)	make loans or advances to Medco Health or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to Medco Health or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements entered into on or prior to the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements and any new agreements, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or new agreements, taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in agreements as in effect on the date of the indenture;

(2)	the indenture, the notes and the Subsidiary Guarantees;

(3)	any applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Medco Health or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person so acquired, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those instruments, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in instruments as in effect on the date of acquisition;

(5)	customary non-assignment provisions in leases, license agreements or other agreements entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph; provided that any such encumbrance or restriction is released to the extent the underlying Lien is released or the related Indebtedness is repaid;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary or otherwise restricts transfers by such Restricted Subsidiary of any of its property or assets pending the sale or other disposition of such Restricted Subsidiary or of all or substantially all of its assets;

(8)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness, taken as a whole, are not materially more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” or above under the caption “—Sale and Leaseback Transactions” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements of Medco Health or any of its Restricted Subsidiaries or any Person acquired by Medco Health or any such Restricted Subsidiary.

(11)	restrictions on cash or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business, and restrictions imposed by any contracts or leases entered into in the ordinary course by any Person acquired by Medco Health or any of its Restricted Subsidiaries with such Person’s customers, lessors or suppliers and not in connection with or in contemplation of the acquisition of such Person by Medco Health or such Restricted Subsidiary, which restrictions are not applicable to any Person, or the property or assets of any Person, other than the Person or the property or assets so acquired;

(12)	with respect to a Receivables Subsidiary, encumbrances and restrictions that are imposed pursuant to a Receivables Program of such Receivables Subsidiary; provided that such encumbrances and restrictions are customarily required by the institutional sponsor or arranger at the time of entering into such Receivables Program in similar types of documents relating to the purchase of similar receivables in connection with the financing thereof;

(13)	customary restrictions imposed on the transfer of copyrighted or patented materials or other intellectual property and customary provisions in agreements that restrict the assignment of such agreements or any rights thereunder;

(14)	encumbrances or restrictions contained in indentures or other debt instruments, facilities or arrangements that are not materially more restrictive with respect to the obligor, taken as a whole, than those contained in the indenture governing the notes or in any Credit Facility in effect or entered into on the date of the indenture; and

(15)	solely with respect to clauses (2) and (3) of the preceding paragraph, any agreement of a Restricted Subsidiary of Medco Health that restricts such Restricted Subsidiary’s ability to make loans or advances or transfer of any of its properties or assets to another Restricted Subsidiary of Medco Health that is not a Subsidiary Guarantor and that does not own any of such Restricted Subsidiary’s Capital Stock.

Merger, Consolidation or Sale of Assets

Medco Health may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Medco Health is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Medco Health and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Medco Health is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Medco Health) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Medco Health) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Medco Health under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Medco Health or the Person formed by or surviving any such consolidation or merger (if other than Medco Health), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”.

Notwithstanding the foregoing clause (4), if

(a)	any Restricted Subsidiary consolidates with, merges into or transfers all or part of its properties and assets to Medco Health or to any other Restricted Subsidiary of Medco Health;

(b)	Medco Health merges with a Wholly Owned Subsidiary with no liabilities other than de minimis liabilities; or

(c)	Medco Health merges with an Affiliate incorporated in the United States primarily for the purpose of reincorporating Medco Health in another jurisdiction,

then no violation of this covenant will be deemed to have occurred, as long as the requirements of clauses (1), (2) and (3) of this covenant are satisfied.

In addition, Medco Health may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets to Medco Health or any Subsidiary Guarantor that is a Wholly Owned Subsidiary of Medco Health by any of Medco Health’s Restricted Subsidiaries.

Transactions with Affiliates

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms, when taken as a whole, that are no less favorable to Medco Health or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Medco Health or such Restricted Subsidiary with an unrelated Person; and

(2)	Medco Health delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration (a) not in excess of $10 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant or (b) in excess of $10 million, either (i) an officers’ certificate certifying that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Medco Health or (ii) an opinion as to the fairness to Medco Health of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment, compensation, benefit or indemnification agreement or arrangement (and any payments or other transactions pursuant thereto) entered into by Medco Health or any of its Restricted Subsidiaries in the ordinary course of business with an officer, employee or director and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or arrangements;

(2)	transactions between or among Medco Health and/or its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(3)	transactions with a Person that is an Affiliate of Medco Health solely because Medco Health owns an Equity Interest in, or controls, such Person;

(4)	payment of reasonable fees to directors who are not otherwise employees of Medco Health;

(5)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of Medco Health;

(6)	Restricted Payments that are permitted by the provisions described above under the caption “—Restricted Payments”;

(7)	loans or advances to employees or consultants in the ordinary course of business of Medco Health or its Restricted Subsidiaries;

(8)	transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment or any other transactions in connection with a Receivables Program of Medco Health or a Restricted Subsidiary;

(9)	transactions pursuant to or contemplated by any agreement of Medco Health or any Restricted Subsidiary entered into on or prior to the date of the indenture or any amendment thereto or any replacement agreement so long as any such amendment or replacement agreement, taken as a whole, is not materially more disadvantageous to the holders than the original agreement as in effect on the date of the indenture; and

(10)	the entering into any agreement with an Affiliate filed as an exhibit to the registration statement of which this prospectus forms a part, the subsequent amendment from time to time of any such agreement in a manner not materially less favorable, taken as a whole, to Medco Health and its Restricted Subsidiaries or the performance by Medco Health or any of its Restricted Subsidiaries of any such agreement in accordance with its terms, as initially entered or as so amended.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Medco Health may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if no Default has occurred and is continuing at the time of the designation and if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by

Medco Health and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption  “—Restricted Payments” or Permitted Investments, as determined by Medco Health. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Equity Interests in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors of Medco Health may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Subsidiary Guarantees

If Medco Health causes any Restricted Subsidiary to guarantee the notes, such Restricted Subsidiary shall be a Subsidiary Guarantor and its Subsidiary Guarantee will be:

•	a general unsecured obligation of the Subsidiary Guarantor;

•	pari passu in right of payment with all existing and future unsecured senior Indebtedness of the Subsidiary Guarantor;

•	effectively junior to all secured Indebtedness of the Subsidiary Guarantor, up to the value of the collateral of such Subsidiary Guarantor securing that Indebtedness; and

•	senior in right of payment to any future Indebtedness of the Subsidiary Guarantor that is expressly subordinated in right of payment to the notes and/or its Subsidiary Guarantee.

If Medco Health causes any Restricted Subsidiary to guarantee the notes, it shall cause that Subsidiary Guarantee to remain in full force and effect until released in accordance with the last paragraph of this section. The obligations of each Subsidiary Guarantor under the Subsidiary Guarantees will be joint and several but will be limited as necessary to prevent the Subsidiary Guarantees from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—If we cause any of our subsidiaries to guarantee the notes, in specific circumstances a court could void a subsidiary guarantee and prevent payment under it”.

Each Subsidiary Guarantor will agree that if it sells or otherwise disposes of all or substantially all of its assets to, or consolidates with or merges with or into, any Person that is (either before or after giving effect to the transaction) an Affiliate of Medco Health, it will cause that Affiliate to assume all of its obligations under the indenture and its Subsidiary Guarantee pursuant to supplemental indentures reasonably satisfactory to the trustee. In addition, a Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into, any Person other than Medco Health or an Affiliate of Medco Health (whether or not it is the surviving Person) unless (1) immediately after giving effect to the transaction, no Default or Event of Default exists and (2) the Net Proceeds of the sale or other disposition are applied in accordance with the applicable provisions of the indenture. For purposes of this provision, beneficial ownership of 35% or more of the Voting Stock of a Person will be deemed to be control.

Notwithstanding the foregoing, the Subsidiary Guarantee of a Subsidiary Guarantor will be released automatically:

(1)

upon the sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to the transaction) Medco Health or an Affiliate of Medco Health, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture and that Subsidiary Guarantor either no longer has any Indebtedness (other than the Subsidiary Guarantee) after compliance with such provisions or it would be permitted at the time of such release to incur all of its then outstanding Indebtedness in compliance with the covenant described under “Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	upon the sale of all of the Capital Stock of the Subsidiary Guarantor to a Person that is not (either before or after giving effect to the transaction) an Affiliate of Medco Health, if the sale complies with the “Asset Sale” provisions of the indenture;

(3)	upon the legal defeasance of the notes as described below under the caption “—Legal Defeasance and Covenant Defeasance”;

(4)	upon (A) the merger of the Subsidiary Guarantor into Medco Health or another Subsidiary Guarantor; (B) the dissolution of the Subsidiary Guarantor into Medco Health or another Subsidiary Guarantor; or (C) the transfer of all or substantially all of the assets of the Subsidiary Guarantor to Medco Health or another Subsidiary Guarantor; or

(5)	at the option of Medco Health, if at any time the Subsidiary Guarantor has no Indebtedness outstanding other than the Subsidiary Guarantee or, assuming it ceased to be a Subsidiary Guarantor but continued to be a Restricted Subsidiary of Medco Health following such release, it would be permitted at the time of such release to incur all of its then outstanding Indebtedness in compliance with the covenant described under “Incurrence of Indebtedness and Issuance of Preferred Stock”.

Payments for Consent

Medco Health will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

So long as any notes are outstanding, Medco Health will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports filed by Medco Health with the SEC on Forms 10-Q and 10-K or, if at any time Medco Health is not required to file such reports with the SEC, all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Medco Health were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Medco Health’s independent accountants; and

(2)	all current reports filed by Medco Health with the SEC on Form 8-K or, if at any time Medco Health is not required to file such reports with the SEC, all financial and other information that would be required to be filed with the SEC on Form 8-K if Medco Health were required to file such reports.

Medco Health will timely file all reports required to be filed with the SEC. In addition, if at any time Medco Health is not required to file reports with the SEC, Medco Health will file a copy of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in payment when due (at maturity, upon redemption or otherwise) of the principal of, or any premium on, the notes;

(3)	failure by Medco Health or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control Event” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by Medco Health or any of its Restricted Subsidiaries to observe or perform any other covenant, representation, warranty or other agreement in the indenture for 60 days after notice from the trustee or the holders of at least 25% in aggregate principal amount of the notes outstanding;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Medco Health or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Medco Health or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(A)	is caused by a failure to pay principal of or interest or any premium on such Indebtedness after the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more and has not been discharged in full or such acceleration rescinded or annulled within 20 days of such Payment Default or acceleration;

(6)	failure by Medco Health or any of its Significant Subsidiaries to pay final, non-appealable judgments aggregating in excess of $50 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to Medco Health or any of its Significant Subsidiaries or Restricted Subsidiaries that, if taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default described above in clause (7), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare the notes to be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of the acceleration of the notes shall be automatically annulled if prior to such declaration of acceleration the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Medco Health or a Restricted Subsidiary of Medco Health or waived by the holders of the relevant indebtedness and no other Event of Default shall have occurred and be continuing.

Holders of the notes may not enforce the indenture or notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of or interest or any premium on the notes.

The holders of a majority in aggregate principal amount of notes then outstanding by notice to the trustee may on behalf of the holders of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of the principal of or interest or any premium on the notes.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of their rights or powers under the indenture at the request of any holder of the notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Medco Health with the intention of avoiding payment of the premium that Medco Health would have had to pay if Medco Health had then elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon acceleration of the notes.

Medco Health is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Medco Health is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Medco Health or any Subsidiary Guarantor, as such, will have any liability for any obligations of Medco Health or such Subsidiary Guarantor under the notes, the indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

If there is a change in U.S. federal income tax law, as described below, Medco Health may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and all obligations of the Subsidiary Guarantors discharged with respect to the related Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or any premium on the notes when such payments are due from the trust referred to below;

(2)	Medco Health’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee and the related obligations of Medco Health and the Subsidiary Guarantors; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, Medco Health may, at its option and at any time, elect to have the obligations of Medco Health and the Subsidiary Guarantors released with respect to certain covenants in the indenture (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Medco Health must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest on, the outstanding notes on the stated date for payment thereof;

(2)	in the case of Legal Defeasance, Medco Health has delivered to the trustee an opinion of counsel reasonably acceptable to such trustee confirming that (a) Medco Health has received from, or there has been published by, the Internal Revenue Service a ruling (a copy of which shall accompany the opinion) or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the applicable outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Medco Health has delivered to the trustee an opinion of counsel reasonably acceptable to such trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit under the indenture;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which Medco Health or any of its Restricted Subsidiaries is a party or by which Medco Health or any of its Restricted Subsidiaries is bound;

(6)	Medco Health has delivered to the trustee an officers’ certificate stating that the deposit was not made by Medco Health with the intent of preferring the holders of notes being defeased over the other creditors of Medco Health with the intent of defeating, hindering, delaying or defrauding creditors of Medco Health or others; and

(7)	Medco Health has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the notes and the indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the notes and the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not:

(1)	reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of any note, amend any provision of the indenture with respect to the place where any note or interest thereon may be payable or change the date on which such payment or any payment of interest thereon is scheduled to be made or alter or waive any of the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of or interest or any premium on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes, and a waiver of the payment default that resulted from such acceleration);

(5)	make any such note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of the notes to receive payments of principal of or interest or any premium on the notes or impair the right to institute suit for the enforcement of any such payment on or after the date it is due;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee of the notes or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding paragraph, without the consent of any holder of notes, Medco Health, the Subsidiary Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1)	to cure any ambiguity, defect, omission or inconsistency;

(2)	to provide for notes registered in the name of the holder in addition to or in place of Global Notes;

(3)	to provide for the assumption of Medco Health’s obligations to holders of the notes in the case of a merger or consolidation or sale of all or substantially all of Medco Health’s assets;

(4)	to add Guarantees with respect to the notes, to secure the notes or to release a Subsidiary Guarantor upon the occurrence of another event entitling it pursuant to the indenture to be so released;

(5)	to add to the covenants of Medco Health or any Subsidiary Guarantor or to the covenants applicable to any Restricted Subsidiary, in each case, for the benefit of the holders of notes that does not adversely affect the legal rights under the indenture of any such holder;

(6)	to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder;

(7)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(8)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture; or

(9)	to evidence and provide for the acceptance of the appointment of a successor trustee under the indenture.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and applicable notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Medco Health or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts that will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal and any premium, and any accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Medco Health or any Subsidiary Guarantor is a party or by which Medco Health or any Subsidiary Guarantor is bound;

(3)	Medco Health or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Medco Health has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Medco Health must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Medco Health or any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign. If the trustee fails to either eliminate the conflicting interest, obtain permission from the SEC or resign within 10 days of the expiration of the 90 day period, the trustee is required to notify all holders of the notes to this effect and any holder that has been a bona fide holder for at least six months may petition a court to remove the trustee and appoint a successor trustee.

Form and Denominations

Global Notes

We will issue the notes in the form of one or more global notes (which we refer to for each series as the Global Note) registered in the name of Cede & Co., as nominee of DTC. Each Global Note will be issued:

•	only in fully registered form; and

•	without interest coupons.

You may hold your beneficial interests in a Global Note directly through DTC if you have an account at DTC, or indirectly through organizations that have accounts at DTC.

What is a Global Security?    A global security is a special type of indirectly held security in the form of a certificate held by a depository for the investors in a particular issue of securities. Since we choose to issue the notes in the form of a global security, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Notes be registered in the name of a financial institution we select and by requiring that the notes included in each Global Note not be transferred to the name of any other direct Holder unless the special circumstances described below occur. The financial institution that acts as the sole direct Holder of the Global Notes is called the “Depository”. Any Person wishing to own a note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the Depository. In the case of the notes, DTC will act as depositary and Cede & Co., will act as its nominee.

Except as described below, each Global Note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.

Special Investor Considerations for Global Notes.    As an indirect holder, an investor’s rights relating to a Global Note will be governed by the account rules of the investor’s financial institution and of the Depository, DTC, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of notes and instead deal only with DTC, the Depository that holds the Global Notes.

An investor should be aware that because the notes are issued only in the form of global securities:

•	The investor cannot get notes registered in his or her own name.

•	The investor cannot receive physical certificates for his or her interest in the notes.

•	The investor will be a “street name” Holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes.

•	The investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	DTC’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in a Global Note. We and the trustee have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the Global Note. We and the trustee also do not supervise DTC in any way.

Description of DTC.    DTC has informed us that:

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a DTC account holder, either directly or indirectly.

DTC’s rules are on file with the SEC.

DTC’s records reflect only the identity of its participants to whose accounts beneficial interests in the Global Note are credited. These participants may or may not be the owners of the beneficial interests so recorded. The participants will be responsible for keeping account of their holdings on behalf of their beneficial owners.

Definitive Notes

In a few special situations described in the next paragraph, each Global Note will terminate and interests in it will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold the notes directly or in “street name” (in computerized book-entry form) will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in notes transferred to their own name, so that they will be direct Holders.

The special situations for termination of the Global Note are:

•	when DTC notifies us that it is unwilling, unable or no longer qualified to continue as Depository.

•	when an event has occurred that constitutes, or with the giving of notice or passage of time would constitute, an Event of Default and has not been cured. See “—Events of Default and Remedies” above.

We may also elect at any time to notify the trustee that we would like to cause the issuance of the notes registered in the name of the holder and that all Global Notes be exchanged in whole for notes that are not Global Notes.

We would issue definitive notes:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and even multiples of $1,000.

When a Global Note terminates, DTC (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct Holders.

Exchange and Transfer of Definitive Notes.    If we issue definitive notes, you may have your notes broken into more notes of the same series of smaller authorized denominations or combined into fewer notes of the same series of larger authorized denominations, as long as the total principal amount is not changed. This is called an “exchange”.

You may exchange or transfer definitive notes at the office of the trustee. The trustee acts as our agent for registering notes in the names of Holders and transferring notes. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered Holders is called the “Security Registrar”.

You will not be required to pay a service charge to transfer or exchange definitive notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar is satisfied with your proof of ownership.

We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If we redeem less than all of the notes, we may refuse to register transfers or exchanges of notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of Holders to prepare the mailing. We may also refuse to register transfers or exchanges of notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.

Exercise of Legal Rights under the Notes

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to Persons who are registered as Holders of notes. We do not have obligations to you so long as the notes are issued in the form of a Global Note, or if we issue definitive notes, if you hold in “street name” or by other indirect means. For example, once we make payment to the registered Holder, we have no further responsibility for the payment even if that Holder is legally required to pass the payment along to you as a “street name” customer but does not do so.

So long as you hold notes as a beneficial interest in a Global Note or if we should issue definitive notes and you hold them in “street name”, you should check with the institution through which you hold your beneficial interest to find out, among other things:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a direct Holder as described below; and

•	how it would pursue rights under the notes if there were a default or other event triggering the need for Holders to act to protect their interests.

Payment and Paying Agents

The Global Notes.    The trustee will make payments of principal of, and interest and any premium on, each Global Note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest and any premium on, the Global Notes will be payable in immediately available funds in U.S. dollars.

We understand that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or interest or any premium on, global securities such as the Global Notes, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of a Global Note as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in a Global Note held through these participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name”.

Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s or its participants’ records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

“Street name” and other owners of beneficial interests in a Global Note should consult their banks or brokers for information on how they will receive payments.

Definitive Notes.    We will pay interest to you if you are a direct Holder listed in the trustee’s records at the close of business on a particular day in advance of each Interest Payment Date, even if you no longer own the note on the Interest Payment Date. That particular day is called the “Regular Record Date”. The Regular Record Date relating to an Interest Payment Date for any note will be the                     or                      next preceding the interest due date. Holders buying and selling notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered Holder on the Regular Record Date. The most common manner is to adjust the sales price of the notes to pro rate interest fairly between buyer and seller. This pro rated interest amount is called “accrued interest”.

We will pay interest, principal, any premium and any other money due on the notes at the corporate trust office of the trustee in New York City. That office is currently located at 100 Wall Street, Suite 1600, New York, New York 10005-3701. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “Paying Agents”. We may also choose to act as our own Paying Agent. We must notify you of changes in the Paying Agents for the notes.

Notices

We and the trustee will send notices regarding the notes only to direct Holders, using their addresses as listed in the trustee’s records.

Regardless of who acts as Paying Agent, all money paid by us to a Paying Agent that remains unclaimed at the end of two years after the amount is due to direct Holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other Paying Agent or anyone else.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

but excluding Indebtedness of such other Person that is extinguished, retired, redeemed or repaid concurrently with such other Person becoming a Restricted Subsidiary of, or at the time it is merged into or consolidates with, such specified Person.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings. Notwithstanding the foregoing, no Person (other than Medco Health or any Subsidiary of Medco Health) in whom a Receivables Subsidiary makes an Investment in connection with a Receivables Program shall be deemed to be an Affiliate of Medco Health or any of its Subsidiaries solely by reason of such Investment.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Medco Health and its Restricted Subsidiaries taken as a whole shall be governed by the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and/or the provisions described above under the caption “—Repurchase at the Option of Holders—Change of Control Event” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of Medco Health’s Restricted Subsidiaries to any Person other than to Medco Health or another Restricted Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves Equity Interests or assets having a fair market value of less than $35 million;

(2)	a transfer of assets between or among Medco Health and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(3)	the sale or lease of inventory or accounts receivable in the ordinary course of business;

(4)	any sale or other disposition of Receivables and Related Assets pursuant to or in connection with a Receivables Program;

(5)	any sale, lease or other disposition in the ordinary course of business of obsolete, worn out or damaged equipment or other assets no longer being used by Medco Health or its Restricted Subsidiaries;

(6)	any sale or disposition deemed to occur in connection with (a) creating or granting any Permitted Lien or enforcing a Permitted Lien by the sale or disposition of the assets pledged under such Permitted Lien, to the extent the assets have a value not in excess of the Indebtedness secured by such Permitted Lien, or (b) a Sale and Leaseback Transaction that is permitted by the covenant described under the caption “—Certain Covenants—Sale and Leaseback Transactions”;

(7)	the sale or other disposition of cash or Cash Equivalents; and

(8)	a Restricted Payment or Permitted Investment that is permitted by any of clauses (1) through (8) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent amounts) during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such lease, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors”, any committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board, manager or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of Medco Health to have been adopted by the Board of Directors of Medco Health and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding any debt securities convertible into, or exchangeable for, such Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit, time deposits, eurodollar time deposits and similar instruments with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating (or the successor thereto) of “B” or better or whose short-term commercial paper is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above or with a term of not more than 30 days and entered into with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating (or the successor thereto) of “B” or better or a domestic commercial bank, trust company or securities dealer whose short-term commercial paper is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s;

(5)	commercial paper rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s and in each case maturing within one year after the date of acquisition; and

(6)	money market funds (a) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition, or (b) that comply with the criteria set forth in SEC Rule 2a-7 of the Investment Company Act of 1940.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Medco Health and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Medco Health or a Subsidiary Guarantor that is a Wholly Owned Subsidiary of Medco Health;

(2)	the adoption of a plan relating to the liquidation or dissolution of Medco Health;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Medco Health or a Subsidiary Guarantor that is a Wholly Owned Subsidiary of Medco Health, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Medco Health, measured by voting power rather than number of shares; or

(4)	the first day on which a majority of the members of the Board of Directors of Medco Health are not Continuing Directors.

Notwithstanding the foregoing, a transaction effected to create a holding company of Medco Health will not be deemed to involve a Change of Control if (1) pursuant to such transaction Medco Health becomes a Wholly Owned Subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of Voting Stock of Medco Health immediately prior to such transaction.

“Change of Control Event” means the occurrence of a Change of Control and a Rating Decline.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date:

(1)	the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”; or

(2)	if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for federal, state, local or foreign taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	Consolidated Interest Expense, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization or impairment of goodwill and other intangibles) and other non-cash expenses or charges of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization, impairment and other non-cash expenses or charges were deducted in computing such Consolidated Net Income; minus

(5)	any extraordinary or non-recurring non-cash gains for such period,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, the total interest expense of a Person and its consolidated Restricted Subsidiaries determined in accordance with GAAP, plus, to the extent not included in such total interest expense and to the extent incurred by such Person or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt;

(2)	amortization of debt discount;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financings;

(6)	net costs associated with interest rate swap, cap or collar agreements and other agreements designed to protect such Person against fluctuations in interest rates;

(7)	the interest component of any deferred payment obligations; and

(8)	any premiums, fees, discounts, expenses and losses on the sale of Receivables and Related Assets (and any amortization thereof) payable in connection with a Receivables Program,

(in each case as determined on a consolidated basis in conformity with GAAP), and less, to the extent included in such total interest expense, the amortization during such period of capitalized financing costs; provided that the aggregate amount of amortization relating to any such other capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 5% of the aggregate amount of the financing giving rise to such capitalized financing costs.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, consolidated in accordance with GAAP; provided that:

(1)	the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to or by the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except to the extent that such Net Income is actually paid to such Person or one of its Restricted Subsidiaries through dividends, loans or otherwise;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	any non-cash goodwill impairment charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 142 will be excluded;

(5)	the Net Income of any Unrestricted Subsidiary will be included to the extent distributed or otherwise paid in cash (or to the extent converted into cash) to the specified Person or one of its Restricted Subsidiaries; and

(6)	any non-cash compensation charge arising from the grant of or the issuance of stock, stock options or other equity based awards to the extent taken as an expense in Medco Health’s financial statements shall be excluded.

“Consolidated Net Tangible Assets” of a Person means total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) after deducting therefrom (1) all current liabilities, (2) any item representing Investments in Unrestricted Subsidiaries and (3) all goodwill, recorded intangible assets, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of such Person and its consolidated Restricted Subsidiaries and computed in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Medco Health who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means the Senior Secured Credit Agreement, dated as of                 , 2003, among Medco Health, as borrower, JPMorgan Chase Bank, as administrative agent, and the other agents and lenders party thereto from time to time, as such agreement may be amended, restated, refunded, renewed, replaced or refinanced (including increasing the amount borrowed thereunder) in whole or in part from time to time, including any other agreements, notes, instruments or documents from time to time evidencing Indebtedness thereunder or as so refunded, renewed, replaced or refinanced.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement, any note purchase agreement or indenture) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, notes, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, modified, supplemented, restated, refunded, renewed, replaced, restructured or refinanced in whole or in part (including increasing the amount borrowed or extending the maturity thereunder or contemplated thereby or adding or substituting one or more lenders) from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of non-cash consideration received by Medco Health or any of its Restricted Subsidiaries in connection with an Asset Sale that is conclusively designated pursuant to an officer’s certificate of Medco Health. The aggregate fair market value of the Designated Noncash Consideration, taken together with the fair market value at the time of receipt of all other Designated Noncash Consideration then held by Medco Health and its Restricted Subsidiaries, may not exceed $20 million in the aggregate (with the fair market value being measured at the time received and without giving effect to subsequent changes in value).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Medco Health to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Medco Health may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants— Restricted Payments”.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any primary private or public offering of Equity Interests of Medco Health (other than Disqualified Stock) to Persons who are not Affiliates of Medco Health other than (1) public offerings with respect to Medco Health’s common stock registered on Form S-8 and (2) issuances upon exercise of options by employees of Medco Health or any of its Restricted Subsidiaries.

“Existing Indebtedness” means any Indebtedness of Medco Health and its Restricted Subsidiaries in existence on the date of the indenture or incurred pursuant to commitments in existence on the date of the indenture, until such amounts are repaid and all such commitments with respect thereto are terminated.

“Fall Away Permitted Liens” means:

(1)	Liens on any assets, whether now owned or hereafter acquired, of Medco Health and any of its Restricted Subsidiaries securing Indebtedness under any Credit Facility and Hedging Obligations to the extent permitted to be incurred by clauses (1) and (9), respectively, of the second paragraph of the covenant described under the caption “Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	Liens on any Principal Property existing at the time of its acquisition and Liens created contemporaneously with or within 180 days after (or created pursuant to firm commitment financing arrangements obtained within that period) the completion of the acquisition, improvement or construction of such Principal Property to secure payment of the purchase price of such Principal Property or the cost of such construction or improvements;

(3)	Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with Medco Health or any Restricted Subsidiary of Medco Health; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary or is merged into or consolidated with Medco Health or the Restricted Subsidiary;

(4)	Liens on assets existing at the time of acquisition of the assets by Medco Health or any Restricted Subsidiary of Medco Health, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Medco Health or a Restricted Subsidiary;

(6)	Liens in favor of a governmental unit to secure payments under any contract or statutory obligation, or to secure debts incurred in financing the acquisition of or improvements to property subject thereto;

(7)	Permitted Liens existing on the date of a Fall Away Event;

(8)	Liens to extend, renew or replace any Liens referred to in clauses (1) through (7) or this clause (8) or any Lien existing on the date of the indenture;

(9)	mechanics’ and similar Liens;

(10)	Liens arising out of litigation or judgments being contested; and

(11)	Liens for taxes or assessments or other governmental charges or levies not yet due or being contested, landlords’ Liens, tenants’ rights under leases, easements and similar Liens not impairing the use or value of the property involved.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus

(2)	any interest expense on Indebtedness of any Person other than such Person or any of its Restricted Subsidiaries that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Medco Health (other than Disqualified Stock) or to Medco Health or a Restricted Subsidiary of Medco Health, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any four-quarter period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

acquisitions or dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including any acquisitions or dispositions made during such reference period or subsequent to such reference period and on or prior to the Calculation Date by any Person that became a Restricted Subsidiary or was merged with and into the specified Person or any of its Restricted Subsidiaries on or prior to such Calculation Date) will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	the interest expense attributable to interest on any Indebtedness computed on a pro forma basis and (a) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (b) that was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate; and

(5)	the interest expense attributable to interest on any working capital borrowings under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such working capital borrowings during the applicable period.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession for application in the United States of America, which are in effect on the date of the indenture; provided that, in preparing its periodic reports which such entity is required to file pursuant to the Exchange Act, GAAP shall mean such principles as are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(3)	other hedging transactions entered into in the ordinary course of business and not for speculative purposes.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent and without duplication:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of bankers’ acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person, provided that the amount of any Guarantee that constitutes Indebtedness of the specified Person shall be deemed to be an amount equal to the lesser of the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guarantee is made or any lesser amount set forth therein as the maximum Guarantee liability of the specified Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

provided that for purposes of determining the amount of any Indebtedness, if recourse with respect to such Indebtedness is limited to any asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness.

Notwithstanding the foregoing, “Indebtedness” shall not include (A) advance payments by customers in the ordinary course of business for services or products to be provided or delivered in the future or (B) deferred taxes.

“Investment Grade Rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the notes for reasons outside of the control of Medco Health, the equivalent investment grade credit rating from any Rating Agency selected by Medco Health as a replacement Rating Agency).

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for value of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Medco Health or any Restricted Subsidiary of Medco Health sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Medco Health such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Medco Health, Medco Health will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Medco Health’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, provided that in no event shall an operating lease or any Uniform Commercial Code financing statement filed in respect thereof be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary noncash gain or loss, together with any related provision for taxes on such extraordinary noncash gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Medco Health or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration or any other non-cash consideration received in any Asset Sale), net of

(1)	costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and

(2)	amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Medco Health nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Medco Health or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness of Medco Health or any of its Restricted Subsidiaries to be accelerated or payable prior to the date it is scheduled to be repaid.

“Obligations” means any principal, interest, penalties, fees, taxes, costs, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, securing or relating to any Indebtedness, whether or not a claim in respect thereof has been asserted.

“Permitted Investments” means:

(1)	any Investment in Medco Health or in a Restricted Subsidiary of Medco Health;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Medco Health or any Restricted Subsidiary of Medco Health in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Medco Health; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Medco Health or a Restricted Subsidiary of Medco Health;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Medco Health;

(6)	any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)	Hedging Obligations;

(8)	Investments constituting loans, advances or extensions of credit to employees, officers and directors made in the ordinary course of business;

(9)	Investments in existence on the date of the indenture and an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the date of the indenture in an amount not exceeding the amount of the Investment being replaced or refinanced; provided that the new Investment is on terms and conditions not materially less favorable, taken as a whole, to Medco Health than the Investment being renewed or replaced;

(10)	an Investment in a trust, limited liability company, special purpose entity or other similar entity in connection with a Receivables Program; provided that the only assets transferred to such trust, limited liability company, special purpose entity or other similar entity consist of Receivables and Related Assets of such Receivables Subsidiary;

(11)	Investments in any of the notes;

(12)	Guarantees of Indebtedness of Medco Health or any of its Restricted Subsidiaries issued in accordance with the covenant described above under the caption “—Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(13)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the indenture not to exceed $50 million.

“Permitted Liens” means:

(1)	Liens on any assets, whether now owned or hereafter acquired of Medco Health and any of its Restricted Subsidiaries securing Indebtedness under any Credit Facility to the extent they were permitted to be incurred by clause (1) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	Liens in favor of Medco Health or a Restricted Subsidiary;

(3)	Liens on property of a Person existing at the time such Person (a) is merged with or into or consolidated with Medco Health or any Restricted Subsidiary of Medco Health or (b) otherwise becomes a Restricted Subsidiary of Medco Health; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or such Person’s becoming a Restricted Subsidiary and do not extend to any assets other than those of the Person merged into or consolidated with Medco Health or the Restricted Subsidiary;

(4)	Liens on assets existing at the time of acquisition of the assets by Medco Health or any Restricted Subsidiary of Medco Health, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges, levies or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens on Receivables and Related Assets to reflect sales of receivables pursuant to a Receivables Program permitted by clause (12) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Medco Health or a Restricted Subsidiary (other than a Receivables Subsidiary);

(11)	Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus assets or property affixed or appurtenant thereto or proceeds in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien;

(12)	Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the indenture;

(13)	Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and

(14)	in addition to the items referred to in clauses (1) through (13) above, Liens of Medco Health and its Restricted Subsidiaries in an aggregate amount that will not exceed the greater of $50 million and 2.5% of Consolidated Net Tangible Assets of Medco Health.

“Permitted Refinancing Indebtedness” means any Indebtedness of Medco Health or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Medco Health or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the

Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by Medco Health or by the Restricted Subsidiary, in each case, which is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means (a) the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any automated dispensing pharmacy, prescription processing center, call center, data center or office (whether now owned or hereafter acquired) which is owned by Medco Health or one of its Subsidiaries and is located in the United States, but no such property shall be deemed a Principal Property if its gross book value (before deducting accumulated depreciation) is less than 1% of Consolidated Net Tangible Assets of Medco Health, and (b) any Capital Stock or Indebtedness of any Subsidiary owning any such property; provided that “Principal Property” shall not include any facility that in the opinion of the Board of Directors of Medco Health, is not of material importance to the total business conducted by Medco Health and its Restricted Subsidiaries, considered as a whole.

“Quotation Agent” means the Reference Treasury Dealer appointed by Medco Health.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the control of Medco Health, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Medco Health as a replacement agency for Moody’s or S&P, as the case may be.

“Rating Decline” means the occurrence on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any Rating Agency) of:

(1)	a decline in the rating of the notes by such Rating Agency by at least one notch in the gradation of the rating scale (e.g., + or – for S&P or 1, 2 and 3 for Moody’s) from such Rating Agency’s rating of the notes on any date from the date the notes were originally rated to the date of notice to such Rating Agency of an arrangement which could result in a Change of Control; or

(2)	withdrawal by such Rating Agency of such Rating Agency’s rating of the notes.

“Receivables and Related Assets” means accounts receivable, instruments, chattel paper, obligations, general intangibles and other similar assets, including interests in merchandise or goods, the sale or lease of which give rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all the foregoing.

“Receivables Program” means, with respect to any Person, any accounts receivable securitization program pursuant to which such Person pledges, sells or otherwise transfers or encumbers its accounts receivable.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of Medco Health or a Restricted Subsidiary of Medco Health (or another Person in which Medco Health or any Restricted Subsidiary of Medco Health makes an Investment and to which Medco Health or any Restricted Subsidiary of Medco Health transfers Receivables and Related Assets) which engages in no activities other than in connection with the financing of Receivables and Related Assets and which is designated by the Board of Directors of Medco Health as a Receivables Subsidiary.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., J.P. Morgan Securities Inc. or Citigroup Global Markets Inc. and their respective successors; provided that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Medco Health shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to such trustee by such Reference Treasury Dealer at 5:00 pm on the third Business Day preceding such redemption date.

“Replacement Assets” means (1) any noncurrent assets that will be used or useful in the business of Medco Health or one or more of its Restricted Subsidiaries, (2) substantially all of the assets of one or more other Persons or units, divisions or other operating portions thereof, or (3) a majority of the Voting Stock of any Person that will become on the date of acquisition thereof a Restricted Subsidiary as a result of such acquisition.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by Medco Health or any Restricted Subsidiary of any properties or assets of Medco Health and/or such Restricted Subsidiary (except for leases between Medco Health and any Restricted Subsidiary, between any Restricted Subsidiary and Medco Health or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by Medco Health or such Subsidiary to such Person with the intention of taking back a lease of such properties or assets.

“S&P” means Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“Significant Subsidiary” means, at any time, a Subsidiary of Medco Health if Medco Health’s and its other Subsidiaries’ proportionate share, individually or in the aggregate, of the Consolidated Net Tangible Assets of such Subsidiary exceeds 15% of the Consolidated Net Tangible Assets of Medco Health as of the end of the most recently completed fiscal year or fiscal quarter, as applicable; it being understood that the term Significant Subsidiary includes any two or more Subsidiaries of Medco Health that together meet the foregoing test.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid (including with respect to sinking fund obligations) in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means a Guarantee by a direct or indirect Restricted Subsidiary of Medco Health’s obligations with respect to the notes.

“Subsidiary Guarantor” means a direct or indirect Restricted Subsidiary of Medco Health that has issued a Subsidiary Guarantee.

“Unrestricted Subsidiary” means each Subsidiary of Medco Health that is designated by the Board of Directors of Medco Health as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that each such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with Medco Health or any Restricted Subsidiary of Medco Health unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Medco Health or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Medco Health;

(3)	is a Person with respect to which neither Medco Health nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Medco Health or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Medco Health as an Unrestricted Subsidiary shall be evidenced by a Board Resolution and an officers’ certificate of Medco Health certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Medco Health as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, Medco Health shall be in default of such covenant. The Board of Directors of Medco

Health may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Medco Health of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person and/or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a description of some of the material terms of the credit agreement governing the senior secured credit facility and the credit agreement governing the accounts receivable financing facility. This summary is qualified in its entirety by the specific terms and provisions reflected in the forms of these agreements, copies of which have been filed as exhibits to, or incorporated by reference in, the registration statement of which this prospectus is a part. We encourage you to read the forms of these agreements. Negotiation of these agreements is ongoing and subject to the completion of definitive documentation. We cannot be certain that the terms described below will not change or be supplemented.

Senior Secured Credit Facility

Prior to or concurrently with the completion of the distribution, we intend to enter into a $1,150 million senior secured credit facility with various banks and other lending institutions party thereto from time to time, JPMorgan Chase Bank, as Administrative Agent, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., as Co-Syndication Agents, and Bank One, N.A. and Wachovia Bank, N.A. as Co-Documentation Agents. The senior secured credit facility will consist of:

•	a $400 million five-year term loan;

•	a $500 million seven-year term loan; and

•	a $250 million five-year revolving credit facility.

However, it is possible that, prior to closing, we and the lenders will agree to reallocate amounts between the seven-year and the five-year term loan facilities without increasing the total size of the borrowings under our new senior secured credit facility.

The five-year revolving credit facility will provide for a letter of credit subfacility and swingline facility, drawings under which reduce the amount available under the revolving credit facility. Availability under the senior secured credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business and its prospects have not suffered a material adverse change and the absence of any event of default.

The senior secured credit facility will be secured by a pledge of the capital stock of our subsidiaries, other than our receivables subsidiary and our subsidiaries that are engaged in insurance-related activities.

We expect that borrowings under the senior secured credit facility will bear interest at floating rates equal, at our option in most cases, to either (1) the base rate, which is the greater of the prime rate offered by the administrative agent or the federal funds rate plus 0.50%, or (2) LIBOR, as adjusted for regulatory reserves, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. We expect the initial interest rate margins under our senior secured credit facility to be as follows:

	LIBOR Margin	Base Rate Margin
Five-year revolving credit facility	2.00%	1.00%
Five-year term loan	2.00%	1.00%
Seven-year term loan	2.25%	1.25%

Interest rates will be increased by 2% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period. We will pay a commitment fee based on the unfunded balance of the five-year revolving credit facility.

Scheduled repayments of amounts outstanding under the five-year term loan are expected to begin on December 31, 2003. We will repay principal on the five-year term loan in quarterly installments. Each of the first three quarterly installments will equal 2.50% of the original principal amount of the five-year term loan. We will repay an aggregate amount of 15% of the original principal amount of the five-year term loan in equal quarterly installments during the four quarters ending June 30, 2005, 20% in the four quarters ending June 30, 2006, 25% in the four quarters ending June 30, 2007 and 32.5% in the four quarters ending June 30, 2008. Scheduled repayments of amounts outstanding under the seven-year term loan are expected to begin on December 31, 2003 and we will repay principal in quarterly installments each equal to 0.25% of the original principal amount of the seven-year term loan, with the remaining 93.5% of the original principal amount of the seven-year term loan due on the final maturity date.

We will be permitted to prepay the term loans and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. However, if a prepayment of principal is made with respect to a LIBOR loan on a date other than the last day of the applicable interest period, we will be required to compensate the lenders for losses and expenses incurred as a result of the prepayment. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loans or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the net cash proceeds of all asset sales or other dispositions of property, subject to our option to reinvest in the business within twelve months of the receipt of such proceeds, (2) 50% of annual excess cash flow (reducing to zero upon our reaching credit ratings of at least both BBB- by S&P and Baa3 by Moody’s), and (3) 100% of the net cash proceeds of issuances of debt obligations (reducing to zero upon our reaching credit ratings of at least both BBB- by S&P and Baa3 by Moody’s). Mandatory prepayments will be applied first pro rata to the term loans, provided that the seven-year term loan lenders may elect that their portion of proceeds be allocated to prepay the five-year term loan in full prior to the prepayment of the seven-year term loan, and second to outstanding loans under the revolving credit facility.

The senior secured credit facility will require us to meet certain financial tests, including without limitation a maximum leverage ratio and a minimum fixed charge coverage ratio. In addition, the senior secured credit facility will contain certain covenants customarily included in such agreements, including without limitation covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

The senior secured credit facility will contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross defaults to the notes and certain other material agreements or indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, certain ERISA and environmental defaults, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and a change of control.

We expect that all of the revolving credit facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes. However, on or prior to the distribution date, we may draw advances under our revolving credit facility to pay a portion of the cash dividends aggregating $2 billion to Merck.

Accounts Receivable Financing Facility

We have established a wholly owned subsidiary that will purchase our pharmaceutical manufacturer accounts receivable on a daily basis. This receivables subsidiary will in turn enter into a $500 million 364-day renewable accounts receivable financing facility prior to or concurrently with the completion of the distribution.

The accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable, which will be sold to our receivables subsidiary. The amount of borrowings available under the accounts receivable financing facility will be based upon the amount of eligible accounts receivable, our senior unsecured debt credit rating and other terms and conditions. Availability will fluctuate over time given changes in eligible receivable balances.

We expect to use an advance of $100 million under the accounts receivable financing facility to pay a portion of the cash dividends aggregating $2 billion to Merck that we will pay prior to or concurrently with the completion of the distribution. However, on or prior to the distribution date, we may draw a larger advance under our accounts receivable financing facility to pay a portion of the cash dividends aggregating $2 billion to Merck. We expect the remaining amounts to be undrawn at the completion of the distribution and available for working capital and general corporate purposes, subject to there being sufficient eligible receivables.

The financing cost associated with the accounts receivable financing facility will depend on whether advances are funded through commercial paper conduits.

•	To the extent advances are funded through commercial paper conduits, our cost will be based on the commercial paper conduits’ cost of funds for issuing commercial paper plus a usage fee.

•	To the extent advances are not funded through commercial paper conduits, but instead are funded directly by the other financial institutions participating in the facility, our financing costs will be based on a margin to be agreed upon plus either (1) the higher of the administrative agent’s prime rate or the federal funds effective rate plus a spread to be agreed upon or (2) LIBOR as adjusted for regulatory reserves.

In addition, we will pay a commitment fee based on the unfunded balance of the accounts receivable financing facility.

A downgrade of the ratings on the notes below certain thresholds will increase pricing on, and decrease availability under, the accounts receivable financing facility. In addition, the accounts receivable financing facility will require us to meet the same financial tests that we are required to meet under our senior secured credit facility.

U.S. FEDERAL TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of the notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for United States federal income tax purposes; and

•	persons that acquire the notes for a price other than their issue price.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this offering memorandum. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

A “United States holder” is a beneficial owner of a note or notes who or which is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale or Other Disposition of Notes

Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “Payments of Interest”); and

•	your tax basis in the notes.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Backup Withholding

In general, “backup withholding” may apply:

•	to any payments made to you of principal of and interest on your note, and

•	to payment of the proceeds of a sale or other disposition of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note who or which is not a United States holder (as defined above) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the United States:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•	you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a properly executed Internal Revenue Service Form W-8BEN (or another signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address) to:

(A)	us or our paying agent; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

•	if you are a foreign partnership, the certification requirement will generally apply to partners in you, and you will be required to provide certain information;

•	if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a “foreign complex trust”, “foreign simple trust”, or “foreign grantor trust” as defined in the Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

Except for the possible application of United States withholding tax (see “United States Federal Withholding Tax” above) and backup withholding tax (see “Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in “United States Federal Withholding Tax” are met) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

•	the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a “permanent establishment” maintained by you in the United States.

If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, you may be subject to United States federal income tax on a net basis on the interest, gain or income, provided that, if an income tax treaty applies, you may be exempt from such tax unless the interest, gain or other income is generally attributable to a “permanent establishment” that you maintain in the United States (note that any interest subject to this tax will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed Internal Revenue Service Form W-8ECI on or before any payment date to claim the exemption).

In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “United States Federal Withholding Tax” above, and provided that neither we nor our paying agent has actual knowledge that you are a United States holder (as described in “United States Tax Considerations—United States Holders” above). We or our paying agent may, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

–	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

–	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Medco Health Solutions, Inc. and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Banc One Capital Markets, Inc.
Wachovia Capital Markets, LLC
Fleet Securities, Inc.
Scotia Capital (USA) Inc.
McDonald Investments Inc.
PNC Capital Markets, Inc.

Total	$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to     % of the principal amount of the notes. Any such securities dealers may resell any of the notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to     % of the principal amount of the notes. If the notes are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. The notes have been authorized to be listed on the New York Stock Exchange under the symbol “MHS 13”. Medco Health Solutions, Inc. has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

A prospectus in electronic form may be made available on the websites maintained by one or more of the underwriters of this offering. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Medco Health Solutions, Inc. estimates that its total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,532,000. As part of these expenses, Medco Health Solutions, Inc. will pay Tokyo-Mitsubishi Securities (USA), Inc. an advisory fee of $100,000.

Medco Health Solutions, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are acting as joint lead arrangers and joint bookrunners, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., are acting as co-syndication agents, and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is acting as administrative agent of Medco Health Solutions, Inc.’s $1,150 million senior secured credit facility and $500 million 364-day renewable accounts receivable financing facility.

From time to time, the underwriters have provided, and may continue to provide, investment banking services to Medco Health Solutions, Inc. and to Merck for which they have received, and are expected in the future to receive, customary fees and commissions. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each have provided, and continue to provide, advice to Medco Health Solutions, Inc. and to Merck regarding Medco Health Solutions, Inc.’s proposed spin-off from Merck. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will receive usual and customary fees for this advice. Certain rights granted to Goldman, Sachs & Co. by Merck are treated as a right of first refusal by the

National Association of Securities Dealers, Inc., or NASD, and deemed to be underwriting compensation under Rule 2710 of the Conduct Rules of the NASD. Pursuant to that rule, the amount of compensation attributed to the right of first refusal is 1% of the offering proceeds. William B. Harrison, Jr., a member of Merck’s board of directors, also serves as Chairman and Chief Executive Officer of J.P. Morgan Chase & Co., the parent of J.P. Morgan Securities Inc.

VALIDITY OF NOTES

The validity of the issuance of the notes offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements and schedule for the year ended December 30, 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report, dated April 8, 2002, on our 2000 financial statements included in this prospectus. You are unlikely to have any effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in these 2000 financial statements.

The financial statements and schedule as of December 29, 2001 and December 28, 2002 and for the years ended December 29, 2001 and December 28, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the notes being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Medco Health Solutions, Inc. and the notes offered by this prospectus, reference is made to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at either of the SEC’s regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279 or on the Internet at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

Report of Independent Public Accountants

To the Stockholder and Board of Directors of Medco Health Solutions, Inc. (the successor to Merck-Medco Managed Care, L.L.C.):

In our opinion, the consolidated financial statements at December 28, 2002 and December 29, 2001, and for the two fiscal years then ended, listed in the accompanying index, present fairly, in all material respects, the consolidated financial position of Medco Health Solutions, Inc. and its subsidiaries (the “Company”) at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule at December 28, 2002 and December 29, 2001 listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements, prior to the revisions described in Note 2, and the financial statement schedule of the Company for the year ended December 30, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements and financial statement schedule in their report dated April 8, 2002.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

As further discussed in Notes 1 and 11 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

As discussed above, the financial statements of the Company for the year ended December 30, 2000 were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of December 30, 2001, to separately present product and service revenues and cost of revenues and to disclose the amount of retail co-payments. We audited the adjustments and transitional disclosures described in Note 2 that were applied to revise the 2000 financial statements. In our opinion, the transitional disclosures for 2000 are appropriate and the adjustments referred to above are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Florham Park, NJ

January 28, 2003, except for the third paragraph of Note 2 and Note 9,

as to which the date is August 6, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. As described in Note 2, the Company has revised its 2000 financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of December 30, 2001, to separately present product and service revenues and cost of revenues and to disclose the amount of retail co-payments. The Arthur Andersen LLP report does not extend to these revisions to the 2000 financial statements. The revisions to the 2000 financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

Report of Independent Public Accountants

To the owner and Board of Managers of

Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.):

We have audited the accompanying consolidated balance sheet of Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.), a Delaware corporation, and subsidiaries as of December 30, 2000,* and the related consolidated statements of income, stockholder’s equity and cash flows for the fiscal years ended December 30, 2000 and December 25, 1999.* These financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck-Medco Managed Care, L.L.C. as of December 30, 2000,* and the results of their operations and their cash flows for the years ended December 30, 2000 and December 25, 1999,* in conformity with accounting principles generally accepted in the United States.

As further discussed in notes 1 and 11 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II—Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic consolidated financial statements. The information contained therein for the fiscal years ended December 30, 2000 and December 25, 1999* has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/    ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Roseland, NJ

April 8, 2002

* The consolidated balance sheet as of December 30, 2000, the consolidated statements of income, stockholder’s equity and cash flows for the fiscal year ended December 25, 1999 and the Schedule II—Valuation and Qualifying Accounts information for the fiscal year ended December 25, 1999 are not included.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)

	December 29, 2001	December 28, 2002
ASSETS
Current assets:
Cash and cash equivalents	$16.3	$14.4
Short-term investments	69.4	72.5
Accounts receivable, net	969.4	1,562.2
Due from Merck, net	—	231.8
Inventories, net	1,205.6	1,062.7
Prepaid expenses and other current assets	42.9	69.7
Deferred tax assets	230.2	213.1

Total current assets	2,533.8	3,226.4
Property and equipment, net	775.9	842.9
Goodwill, net	3,310.2	3,310.2
Intangible assets, net	2,499.7	2,414.8
Other noncurrent assets	132.2	128.2

Total assets	$9,251.8	$9,922.5

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Claims and other accounts payable	$1,505.4	$1,718.3
Accrued expenses and other current liabilities	304.0	336.6

Total current liabilities	1,809.4	2,054.9
Deferred tax liabilities	1,154.2	1,197.7
Other noncurrent liabilities	19.9	34.3

Total liabilities	2,983.5	3,286.9

Commitments and contingencies (see Note 9)

Stockholder’s equity:
Common stock, par value $0.01—authorized: 1,000,000,000 shares; issued and outstanding: 270,000,000 shares	2.7	2.7
Preferred stock, par value $0.01—authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Accumulated other comprehensive income (loss)	(5.6)	0.1
Additional paid-in capital	6,271.2	6,386.9
Retained earnings (for the period subsequent to May 25, 2002)	—	245.9

Total stockholder’s equity	6,268.3	6,635.6

Total liabilities and stockholder’s equity	$9,251.8	$9,922.5

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except for share data)

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Product net revenues (Includes retail co-payments of $4,036 in 2000, $5,537 in 2001, and $6,457 in 2002)	$21,979.2	$28,709.3	$32,573.0
Service revenues	287.1	361.3	385.5

Total net revenues	22,266.3	29,070.6	32,958.5

Cost of operations:
Cost of product net revenues (Includes retail co-payments of $4,036 in 2000, $5,537 in 2001, and $6,457 in 2002)	21,010.8	27,601.1	31,483.9
Cost of service revenues	143.4	185.6	173.8

Total cost of revenues (See Note 11 for a description of transactions with Merck)	21,154.2	27,786.7	31,657.7
Selling, general and administrative expenses	483.1	578.4	587.7
Amortization of goodwill	103.3	106.9	—
Amortization of intangibles	84.0	84.9	84.9
Other (income) expense, net	(5.8)	(4.6)	7.9

Total cost of operations	21,818.8	28,552.3	32,338.2

Income before provision for income taxes	447.5	518.3	620.3
Provision for income taxes	230.7	261.7	258.7

Net income	$216.8	$256.6	$361.6

Basic and diluted earnings per share	$0.80	$0.95	$1.34

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In millions, except for share data)

	Total Stockholder’s Equity	$0.01 Par Value Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-In Capital	Retained Earnings*
Balances at December 25, 1999	$6,070.2	$2.7	$(0.1)	$6,067.6	$—

Unrealized gain on investments, net of tax of $0.1	0.2	—	0.2	—	—
Net income	216.8	—	—	216.8	—

Total comprehensive income	217.0	—	0.2	216.8	—
Net change in intercompany receivable with Merck	71.1	—	—	71.1	—

Balances at December 30, 2000	6,358.3	2.7	0.1	6,355.5	—

Minimum pension liability, net of tax of $3.0	(5.7)	—	(5.7)	—	—
Net income	256.6	—	—	256.6	—

Total comprehensive income	250.9	—	(5.7)	256.6	—
Net change in intercompany receivable with Merck	(340.9)	—	—	(340.9)	—

Balances at December 29, 2001	6,268.3	2.7	(5.6)	6,271.2	—

Minimum pension liability, net of tax of $3.0	5.7	—	5.7	—	—
Net income	361.6	—	—	115.7	245.9

Total comprehensive income	367.3	—	5.7	115.7	245.9

Balances at December 28, 2002	$6,635.6	$2.7	$0.1	$6,386.9	$245.9

*	For the period subsequent to May 25, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Cash flows from operating activities:
Net income	$216.8	$256.6	$361.6
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	101.9	131.1	172.5
Amortization of goodwill	103.3	106.9	—
Amortization of intangibles	84.0	84.9	84.9
Deferred income taxes	(76.4)	10.5	57.7
Other	2.2	1.0	4.8
Net changes in assets and liabilities:
Accounts receivable	(38.5)	(41.3)	(593.8)
Inventories	(46.6)	(208.1)	142.9
Other noncurrent assets	(10.4)	(84.1)	0.8
Current liabilities	27.0	404.2	208.0
Other noncurrent liabilities	(3.3)	13.4	20.1
Other	5.5	(16.3)	10.8

Net cash provided by operating activities	365.5	658.8	470.3

Cash flows from investing activities:
Capital expenditures	(250.9)	(322.0)	(235.2)
Purchases of securities and other investments	(54.4)	(198.5)	(110.2)
Proceeds from sale of securities and other investments	59.0	190.6	105.0
Purchase of ProVantage, net of cash acquired of $56.4	(165.9)	—	—
Other	(2.8)	(0.3)	0.0

Net cash used by investing activities	(415.0)	(330.2)	(240.4)

Cash flows from financing activities:
Intercompany transfer (to) from Merck, net	67.1	(340.9)	(231.8)

Net cash (used by) provided by financing activities	67.1	(340.9)	(231.8)

Net increase (decrease) in cash and cash equivalents	17.6	(12.3)	(1.9)
Cash and cash equivalents at beginning of year	11.0	28.6	16.3

Cash and cash equivalents at end of year	$28.6	$16.3	$14.4

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

1.    BACKGROUND AND BASIS OF PRESENTATION

On January 29, 2002, Merck & Co., Inc. (“Merck”) announced its plan to create a separate publicly traded company, Medco Health Solutions, Inc. (“Medco Health” or the “Company”), comprised of Merck’s pharmacy benefit management (PBM) business, operated by Merck’s subsidiary, Merck-Medco Managed Care, L.L.C. On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270 million shares of $0.01 par value common stock. On April 22, 2003, Merck announced that it plans to complete this transaction by a spin-off of 100% of the shares of Medco Health in a pro rata tax-free distribution to its stockholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling.

In connection with the distribution, Merck and the Company expect to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance matters agreement, an amended and restated managed care agreement, a tax responsibility allocation agreement and other related agreements, which are intended to govern the ongoing relationship between the two companies (collectively referred to as the “Separation Agreements”).

The Company provides programs and services for its clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. The Company’s programs and services help its clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. The Company accomplishes this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through its national networks of retail pharmacies or its own home delivery pharmacies.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include Merck’s assets and liabilities associated with Medco Health’s business, including the goodwill and intangible assets arising from Merck’s acquisition of the Company. In addition, the historical financial statements include allocations of certain Merck expenses, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and other intercompany transactions with Merck. The expense allocations were determined on a basis that Merck and the Company consider to be reasonable reflections of the utilization of services provided by Merck. See Note 11 for additional information on the relationship with Merck. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate company during the periods presented.

Certain amounts for prior years have been reclassified to conform with the current year’s presentation.

On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck is taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liabilities for income taxes being reflected in “Due from Merck, net”. The Company provides for and will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—The Company’s fiscal year ends on the last Saturday in December. Fiscal years 2001 and 2002 were 52-week years, while fiscal year 2000 was a 53-week year. Unless otherwise stated, references to years in the financial statements relate to fiscal years.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. The Company’s equity investments are not significant.

Modifications to Financial Statements audited by Arthur Andersen LLP—Subsequent to the issuance by Arthur Andersen of its audit opinion on the December 30, 2000 financial statements, the Company changed its presentation of net revenues and cost of revenues to state separately product net revenues and cost of product net revenues and service revenues and cost of service revenues. The Company has applied the adjustments to present these amounts for all periods presented. This reclassification did not change total net revenues and cost of revenues for 2000 that were covered by Arthur Andersen’s audit opinion. Also, the Company has disclosed the amount of retail co-payments included in product net revenues and cost of product net revenues on the face of the consolidated statements of income. In addition, as discussed in Goodwill in this Note 2, the Company adopted a new accounting standard which requires transitional disclosures that include 2000 amounts. The Company has prepared the transitional disclosures in a consistent manner for all periods presented.

Cash and Cash Equivalents—Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Short-term investments—The Company has investments in certificates of deposit, and U.S. government securities that are carried at fair value, and are classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments have maturities of not more than one year and are held to satisfy the minimum statutory capital requirements for some of the Company’s insurance subsidiaries.

Financial Instruments—The carrying amount of cash, short term investments in marketable securities, trade accounts receivable, bank overdrafts and accounts payable, approximated fair value as of December 29, 2001 and December 28, 2002. The Company estimates fair market value for these assets based on their market values or estimates of their present value. The Company does not currently use derivative financial instruments in its risk management strategy.

Accounts Receivable, net—As of December 29, 2001 and December 28, 2002, accounts receivable included unbilled receivables from clients and manufacturers of $802.3 million and $1,265.6 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables from clients will represent up to two weeks of dispensing activity. Unbilled receivables from manufacturers are generally billed beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $7.3 million and $6.5 million at December 29, 2001 and December 28, 2002, respectively.

Inventories, net—Inventories in the Company’s home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Property and Equipment, net—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from 3 to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over 3 to 5 years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. Property and equipment are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

Net Revenues—Product net revenues consist principally of sales of prescription drugs to members, either through the Company’s home delivery pharmacies or through the Company’s network of contractually affiliated retail pharmacies, and are recognized when those prescriptions are dispensed. The Company evaluates client contracts using the indicators of Emerging Issues Task Force No. 99-19 (“EITF 99-19”) “Reporting Gross Revenue as a Principal vs. Net as an Agent” to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. Where the Company acts as a principal, revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (co-payment) as well as the Company’s administrative fees (“Gross Reporting”). This is because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and most economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (d) manages the overall prescription drug relationship with the patients, and (e) has credit risk for the price due from the client. Where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim (“Net Reporting”). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from revenue as they are earned by the client. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company or as compensation for certain data or licensing rights granted by the client to the Company. The Company considers these payments to be an integral part of the Company’s pricing of a contract and believes that they represent only a variability in the timing of cash flow that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of revenue on a straight line basis over the life of the contract where the payments are refundable upon cancellation of the contract or relate to non-cancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract. During 2001 and 2002, the Company had one client which represented 16% of net revenue for each year. In 2000, there were no clients with revenues greater than 10% of net revenue.

MERCK-MEDCO MANAGED CARE, L.L.C.

(THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Service revenues consist principally of sales of services and data to pharmaceutical manufacturers and other customers, and administrative fees earned from clients and other non-product related revenues. Client administrative fees are earned for services that are comprised of claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Service revenues are recorded by the Company when performance occurs and collectibility is assured by the Company.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no material impact on the results of operations and financial position of the Company. The Company adopted EITF 99-19 during 2000 as discussed above. The adoption of EITF 99-19 had no material impact on the results of operations and financial position of the Company.

Cost of Revenues—Cost of product net revenues for home delivery primarily includes the cost of inventory dispensed from the home delivery pharmacies, costs incurred to process and dispense the prescriptions along with associated depreciation, and operating costs of the Company’s call center pharmacies. Cost of product net revenues for retail includes ingredient costs of drugs dispensed and professional fees paid to retail network pharmacies. Also included in cost of product net revenues for both home delivery and retail is a credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company’s preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates which are earned based on the volume of a specific drug dispensed under formularies, or market share rebates which are based on the achievement of contractually specified market share levels for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed via home delivery, or by the retail network, by the contractually agreed manufacturer rebate amount. Rebates receivable estimates are revised to actual, with the difference recorded to cost of product net revenues, upon billing to the manufacturer, generally 45 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and market share data is received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company’s results of operations. Cost of service revenues consists principally of labor and operating costs for delivery of services provided, including member communication materials.

Goodwill, net—Goodwill of $3,310.2 million at December 29, 2001 and December 28, 2002 (net of accumulated amortization of $813.4 million) primarily represents the push down of the excess of acquisition costs over the fair value of the Company’s net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company’s acquisition of ProVantage Health Services, Inc. (“ProVantage”) in 2000. See Note 3. Until December 29, 2001, goodwill was amortized on a straight-line basis over periods up to 40 years. Effective December 30, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Under SFAS No. 142, the Company ceased amortization of goodwill and tests its goodwill for impairment on an annual basis using a two-step fair value based test. The most recent assessment of goodwill impairment was performed as of September 30, 2002. Assuming SFAS No. 142 had been adopted for all periods presented, net income

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

and earnings per share would have been $320.1 million and $1.19 for 2000, and $363.5 million and $1.35 for 2001, respectively.

Intangible Assets, net—Intangible assets comprise customer relationships of $2,499.7 million at December 30, 2001 and $2,414.8 million at December 28, 2002 (net of accumulated amortization of $672.5 million at December 29, 2001 and $757.4 million at December 28, 2002) that arose in connection with the acquisition of the Company by Merck in 1993 that have also been pushed down to the balance sheet of the Company. These intangible assets are recorded at cost and are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, the carrying amount of the assets is compared to the undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. The most recent impairment test was performed as of December 28, 2002 and the intangible assets were determined not to be impaired. For the years ended December 30, 2000, December 29, 2001, and December 28, 2002, the intangible assets from the Merck acquisition were being amortized on a straight-line basis over a weighted average useful life of 38 years based on the historical customer retention rate. The Company continually evaluates the amortizable lives of the intangible assets to ensure they reflect current circumstances. During the first quarter of 2003, the Company performed a re-evaluation of the useful life of the intangible assets taking into account historical turnover experience, including recent losses of clients, and expected future losses. As a result of this review, the weighted average useful life was revised to 35 years effective as of December 29, 2002, with the annual intangible assets amortization expense increasing by approximately $9 million.

Stock-Based Compensation—The Company accounts for employee options to purchase Merck stock, and for employee participation in the employee stock purchase plan (“ESPP”), under the intrinsic value method of expense recognition contained in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Under the intrinsic method, compensation expense is the amount by which the market price of the underlying stock exceeds the exercise price of an option at the date of grant. Generally, employee stock options are granted to purchase shares of stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the stock-based compensation plans.

If the fair value method of accounting for these options and the ESPP had been applied, net income in 2000, 2001 and 2002 would have been reduced. The fair value method requires recognition of compensation cost ratably over the vesting period. The pro forma effect on fiscal 2000, 2001 and 2002 net income and earnings per share if the Company had applied the fair value method for recognizing employee stock-based compensation is as follows ($ in millions, except per share data):

	Fiscal Years
	2000	2001	2002
Net income, as reported	$216.8	$256.6	$361.6
Compensation expense, SFAS No. 123, net of tax	53.7	66.1	72.7

Pro forma net income	$163.1	$190.5	$288.9

Earnings per common share:
Basic—as reported	$0.80	$0.95	$1.34
Basic—pro forma	$0.60	$0.71	$1.07

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

The average fair value of options granted during 2000, 2001 and 2002 was $23.35, $24.49 and $16.39. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $69.86 in 2000, $78.43 in 2001 and $59.63 in 2002 and the following weighted average assumptions:

	Fiscal Years
	2000	2001	2002
Dividend yield	1.8%	1.8%	2.4%
Risk-free interest rate	6.2%	4.7%	4.2%
Volatility	29%	30%	31%
Expected life (years)	6.0	6.1	5.2

Certain stock options granted to Company employees in fiscal 2002 are expected to convert to Medco Health options. The conversion will impact the Company’s pro forma net income under the fair value method of accounting for stock options, as the pro forma compensation expense for these options will be calculated utilizing assumptions that are consistent with the PBM industry, instead of those of Merck.

See Note 10, “Stock Based Compensation” for additional information concerning the Company’s stock-based compensation plans.

Transactions with Merck—The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges and cash borrowings to be used in operations as necessary, purchases of inventory and credits for taxes paid by Merck on the Company’s income. Until December 29, 2001, the net amount due from/to Merck at the end of each fiscal year has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from transactions subsequent to that date are recorded within Due from Merck, net, as these amounts will be settled in cash. See Note 11 for a description of the relationship with Merck.

Income Taxes—The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109). Accordingly, income tax expense and the deferred income tax balances in the consolidated financial statements have been calculated as if the Company had been taxed separately and had prepared its own separate tax returns as a corporation. Prior to May 21, 2002, the Company was structured as a single member limited liability company with Merck as the sole member. Effective May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck has been taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liability for income taxes being reflected in “Due from Merck, net”.

Use of Estimates—The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as provisions for rebates receivable and payable, depreciable/amortizable lives, testing for impairment of long-lived assets, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Operating Segments—The Company conducts its operations as a single operating segment, which primarily consists of sales of prescription drugs to members of clients either through the Company’s home delivery pharmacies or through its networks of contractually affiliated retail pharmacies. Management reviews the operating and financial results on a consolidated basis. PBM services to clients are delivered and managed under a single contract for each client.

Corporate Structure and Earnings Per Share—The Company converted from a limited liability company to a Delaware corporation on May 21, 2002 and subsequently changed its name to Medco Health Solutions, Inc. As part of the conversion, Medco Health authorized 1,000 million shares of common stock ($0.01 par value) and issued 270 million shares of common stock to Merck. Medco Health also authorized 10 million shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck’s net investment in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck’s investment in the Company, as well as the historical retained earnings of the Company, forms the ongoing additional paid-in capital of the Company under the terms of the master separation and distribution agreement with Merck. In conjunction with the conversion from a limited liability company to a corporation, the Company began recording retained earnings for the period subsequent to May 25, 2002.

Basic Earnings per Share (“EPS”) are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of December 28, 2002, Medco Health had no dilutive securities outstanding. Accordingly, diluted EPS is considered equivalent to basic EPS for all periods presented. From February 26, 2002 to December 28, 2002, Merck granted under its employee stock options plans, approximately 5.5 million options to Medco Health employees to purchase Merck stock that are expected to be converted into Medco Health options on the date of the spin-off, of which approximately 5.2 million remained outstanding at December 28, 2002. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the distribution. These options may have a dilutive effect on future EPS if the exercise price of the options is less than the market price at period-end. Options granted by Merck to Medco Health employees prior to February 26, 2002 will remain options to purchase Merck stock. In February 2003, the Company communicated to employees an expected option grant of 6.5 million shares of Company stock contingent upon the separation from Merck at the market price on the ultimate date of grant. The grant is expected to take place subsequent to the full separation from Merck and could have a dilutive effect on EPS in the future.

Other Comprehensive Income (Loss)—Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of stockholder’s equity on the consolidated balance sheet. These items are referred to as accumulated other comprehensive income (loss).

Pension and Other Postretirement Benefits—The determination of the Company’s obligation and expense for pension and other postretirement benefits is based on assumptions used by actuaries for

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and health care costs.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” (SFAS No. 141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company’s preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. The Company adopted this standard effective December 30, 2001 and it did not have a material effect on its results of operations, cash flows or financial position.

In July 2001, the FASB issued SFAS No. 142, which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, the Company no longer amortizes goodwill, but rather evaluates goodwill for impairment on an annual basis using a fair value based test. The Company adopted this standard effective December 30, 2001, and other than no longer recording an annual goodwill amortization expense of approximately $107 million, or $0.40 per share, it did not have a material effect on its results of operations, cash flows or financial position.

During October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (SFAS No. 121) and replaces the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The Company adopted this standard effective December 30, 2001 and it did not have a material effect on the results of operations, cash flows or financial position.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company will adopt this standard on January 1, 2003 and does not expect it to have a material effect on the results of operations, cash flows or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The Company has

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

determined that the guarantees offered to clients are outside the scope of FIN 45, as these guarantees relate to the Company’s future performance under contractual agreements with clients. As such, the adoption of FIN 45 did not have a material impact on the Company’s results of operations, cash flows or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to SFAS No. 123” (SFAS No. 148) which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company has adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company does not have any variable interest entities which would require consolidation under FIN 46. Accordingly, the adoption of FIN 46 did not have a material impact on the Company’s results of operations, cash flows or financial position.

3.    ACQUISITION AND JOINT VENTURE

In June 2000, the Company acquired the outstanding common stock of ProVantage for approximately $222.3 million in cash. ProVantage was engaged in delivering pharmacy benefits management, vision benefits management and health information technology services. The acquisition was accounted for by the purchase method and, accordingly, ProVantage’s results of operations have been included with the Company’s since the acquisition date. The purchase price was allocated to the fair value of the assets and liabilities acquired from ProVantage, resulting in $39.1 million being recorded as intangible assets, principally customer relationships, and $160.8 million being recorded as goodwill. The intangible assets are being amortized over twenty years.

On February 22, 2001, the Company entered into an agreement with AdvancePCS and Express Scripts, Inc. to form RxHub, LLC (“RxHub”), an electronic exchange designed to enable physicians who use electronic prescribing technology to link to pharmacies, PBM companies and health plans. The Company invested approximately $5.7 million in 2001 and an additional $3.8 million in 2002. The Company owns one-third of RxHub and accounts for its investment in RxHub under the equity method of accounting. The Company’s percentage interest in RxHub’s net loss is $1.8 million and $4.8 million for 2001 and 2002, respectively, and is recorded in selling, general and administrative expenses in the consolidated statement of income. The net investment in RxHub of $3.9 million at December 29, 2001 and $2.9 million at December 28, 2002 is recorded in other noncurrent assets on the consolidated balance sheet.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

4.    PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following ($ in millions):

	December 29, 2001	December 28, 2002
Land and buildings	$172.4	$180.8
Machinery, equipment and office furnishings	438.6	476.2
Computer software	367.5	543.4
Leasehold improvements	81.8	91.6
Construction in progress (primarily capitalized software development)	83.1	17.0

	1,143.4	1,309.0
Less accumulated depreciation and amortization	(367.5)	(466.1)

	$775.9	$842.9

Depreciation and amortization expense for property and equipment totaled $101.9 million, $131.1 million and $172.5 million in fiscal years 2000, 2001 and 2002, respectively.

5.    LEASES

The Company leases certain home delivery and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its home delivery pharmacy facilities and computer equipment for use in its data center. Rental expense was $33.4 million, $40.5 million and $51.4 million for fiscal years 2000, 2001 and 2002 respectively. The minimum aggregate rental commitments under non-cancelable leases, excluding renewal options are as follows ($ in millions):

Years Ending December
2003	$44.4
2004	$23.1
2005	$14.6
2006	$8.6
2007	$4.9
Thereafter	$12.8

In the normal course of business, operating leases are generally renewed or replaced by new leases.

6.    GOODWILL AND INTANGIBLE ASSETS

Until December 29, 2001, goodwill was amortized on a straight-line basis over periods up to 40 years. Effective December 30, 2001, the Company adopted SFAS No. 142 and ceased amortization of goodwill. See Note 2. Amortization expense of goodwill for the years ended December 30, 2000 and December 29, 2001 was $103.3 million and $106.9 million, respectively.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

The changes in carrying value of goodwill are as follows ($ in millions):

	Fiscal Years
	2001	2002
Goodwill, net at the beginning of year	$3,419.6	$3,310.2
Amortization expense	(106.9)	—
Other	(2.5)	—

Goodwill, net at the end of year	$3,310.2	$3,310.2

Intangible assets, comprised of customer relationships, were as follows at December 29, 2001 and December 28, 2002 ($ in millions):

	December 29, 2001	December 28, 2002
Cost	$3,172.2	$3,172.2
Less accumulated amortization	(672.5)	(757.4)

	$2,499.7	$2,414.8

For the years ended December 30, 2000, December 29, 2001, and December 28, 2002, the intangible assets from the Company’s acquisition by Merck were being amortized on a straight-line basis over a weighted average useful life of 38 years. Amortization expense of intangible assets for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 was $84.0 million, $84.9 million and $84.9 million, respectively. As discussed in Note 2, the Company has reduced the weighted average useful life to 35 years effective as of December 29, 2002, with the annual intangible amortization expense increasing by approximately $9 million. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years is estimated to be $94.4 million.

7.    PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have various plans covering substantially all of their employees. The net cost for the Company’s pension plans, principally the Medco Health Solutions Cash Balance Retirement Plan, consisted of the following components ($ in millions):

	Fiscal Years
	2000	2001	2002
Service cost	$10.1	$11.2	$13.6
Interest cost	2.8	3.4	4.4
Expected return on plan assets	(5.4)	(5.7)	(5.7)
Net amortization of actuarial losses (gains)	(0.5)	0.0	0.7

Net pension cost	$7.0	$8.9	$13.0

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Effective January 2001 the Company implemented a new Retiree Health Benefits Program. Under this program, which is currently not funded, the Company maintains postretirement benefit plans for its employees. The net cost of postretirement benefits other than pensions consisted of the following components ($ in millions):

	Fiscal Years
	2001	2002
Service cost	$9.2	$12.3
Interest cost	3.4	4.7
Amortization of prior service costs	2.6	2.6
Net amortization of actuarial losses (gains)	0.0	0.1

Net postretirement benefit cost	$15.2	$19.7

The cost of health care and life insurance benefits for active employees was $74.2 million in 2000, $88.7 million in 2001 and $104.4 million in 2002.

Summarized information about the changes in plan assets and benefit obligation is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
	2001	2002	2001	2002
Fair value of plan assets at beginning of year	$55.6	$52.4	$—	$—
Actual return on plan assets	(4.1)	(7.9)	—	—
Company contributions	5.5	40.7	—	0.8
Employee contributions	—	—	—	0.2
Benefits paid	(4.6)	(4.7)	—	(1.0)

Fair value of plan assets at end of year	$52.4	$80.5	$—	$—

Benefit obligation at beginning of year	$46.5	$58.8	$—	$60.8
Plan initiation	—	—	45.6	—
Service cost	11.2	13.6	9.2	12.3
Interest cost	3.4	4.4	3.4	4.7
Employee contributions	—	—	—	0.2
Actuarial losses (gains)	2.3	9.7	2.9	27.2
Benefits paid	(4.6)	(4.7)	(0.3)	(1.0)

Benefit obligation at end of year	$58.8	$81.8	$60.8	$104.2

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

A reconciliation of the plans’ funded status to the net asset (liability) recognized at year end 2001 and 2002 is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
	2001	2002	2001	2002
Plan assets (less than) in excess of benefit obligation	$(6.4)	$(1.3)	$(60.8)	$(104.2)
Unrecognized net loss (gain)	11.1	33.7	2.9	30.0
Unrecognized initial benefit obligation	0.1	—	—	—
Unrecognized prior service cost	—	—	43.0	40.4

Net asset (liability)	$4.8	$32.4	$(14.9)	$(33.8)

Recognized as:
Other noncurrent assets	$—	$32.4	$—	$—
Other noncurrent liabilities	$(3.9)	$—	$(14.9)	$(33.8)
Equity (Accumulated comprehensive income)	$8.7	$—	$—	$—

For pension plans with benefit obligations in excess of plan assets at December 29, 2001 and December 28, 2002, the fair value of plan assets was $52.4 and $80.5 million, respectively, and the benefit obligation was $58.8 million and $81.8 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 29, 2001, the fair value of plan assets was $52.4 million and the accumulated benefit obligation was $56.3 million. At December 28, 2002 the fair value of plan assets exceeded the accumulated benefit obligation.

Actuarial assumptions used in determining plan information are as follows:

	Fiscal year end
	Pension Benefits			Other Postretirement Benefits
	2000	2001	2002	2001	2002
Discount rate	7.50%	7.25%	6.50%	7.25%	6.50%
Expected long term rate of return on plan assets	10.00%	10.00%	10.00%	—	—
Salary growth rate	4.50%	4.50%	4.50%	—	—

The Company reassesses its benefit plan assumptions on a regular basis. For 2003, the Company has changed its expected long term rate of return on plan assets from 10.0% to 8.75% for pension benefits. Holding all other assumptions constant, the 2003 net pension and other postretirement benefit cost for the Company’s plans is expected to increase by approximately $6.0 million, of which $5.0 million is attributable to the lower discount rate and approximately $1.0 million is attributable to the lower expected rate of return.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

The health care cost trend rate for other postretirement benefit plans for 2003 was 11%. The rate is expected to decline to 5% over an eight-year period. A one percentage point change in the health care cost trend rate would have had the following effects in 2002 ($ in millions):

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$4.2	$(3.2)
Effect on benefit obligation	$23.5	$(18.3)

The Medco Health Solutions Cash Balance Retirement Plan assets are currently included within the Merck master pension trust and is managed by State Street Bank & Trust Company.

The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $0.5 million in 2000, $0.7 million in 2001 and $1.0 million in 2002.

The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the plan are based on employee contributions and a Company match. Contribution expenses under the plan were $14.7 million in 2000, $17.4 million in 2001 and $17.9 million in 2002.

8.    TAXES ON INCOME

Income Taxes—Effective May 21, 2002, the Company changed its tax status to that of a corporation and provides for and will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company were a separate entity and had prepared its own separate tax return as a corporation.

The components of the provision for income taxes for the fiscal years ended 2000, 2001 and 2002 are as follows ($ in millions):

	Fiscal Years
	2000	2001	2002
Current provision:
Federal	$227.5	$190.1	$148.4
State	79.7	61.6	52.6

Total	307.2	251.7	201.0

Deferred provision:
Federal	(52.4)	8.5	48.0
State	(24.1)	1.5	9.7

Total	(76.5)	10.0	57.7

Total provision for income taxes	$230.7	$261.7	$258.7

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

A reconciliation between the Company’s effective tax rate and the U.S. statutory rate is as follows:

	Tax Rate
	2000	2001	2002
U.S. statutory rate applied to pretax income	35.0%	35.0%	35.0%
Differential arising from:
Amortization of goodwill	8.1	7.2	—
State taxes	8.1	7.9	6.5
Other	0.4	0.4	0.2

Effective tax rate	51.6%	50.5%	41.7%

Deferred income taxes at year end consisted of ($ in millions):

	2001 Assets	2001 Liabilities	2002 Assets	2002 Liabilities
Intangibles	$—	$1,022.1	$—	$973.6
Accelerated depreciation	—	196.8	—	217.5
Accrued expenses	56.6	—	43.8	—
Accrued rebates	199.2	—	160.8	—
Other	57.3	18.2	8.5	6.6

Total deferred taxes	$313.1	$1,237.1	$213.1	$1,197.7

Net deferred tax liabilities		$924.0		$984.6

The Company reduced its net receivable from Merck in the amounts of $307.2 million, $251.7 million and $201.0 million in 2000, 2001 and 2002, respectively, for taxes paid by Merck on the Company’s behalf.

9.    COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company regularly enters into purchase commitments covering inventory requirements of its home delivery pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 28, 2002 contractual obligations for these purchase commitments totaled $16.0 million for 2003, and $8.0 million for 2004.

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that the Company should be treated as a “fiduciary” under the provisions of ERISA and that the Company has breached fiduciary obligations under ERISA in connection with the Company’s development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that in accepting and retaining certain rebates the Company has failed to make adequate disclosure and has acted in the Company’s own best interest and against the

MERCK-MEDCO MANAGED CARE, L.L.C.

(THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

interests of the Company’s clients. The plaintiffs also allege that the Company was wrongly used to increase Merck’s market share, claiming that under ERISA the Company’s drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that the Company and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against the Company and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

In December 2002, Merck and the Company agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. The Company, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court. Under the proposed settlement, Merck and the Company have agreed to pay $42.5 million and the Company has agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement would resolve litigation by plans against the Company and Merck based on ERISA and similar claims, except with respect to those plans that affirmatively opt out of the settlement. It does not involve the release of any potential antitrust claims. The release of claims under the settlement would cover the period from December 17, 1994 to the date the settlement receives final approval. The financial compensation discussed above is intended to benefit the ERISA plans for which the Company administered a pharmacy benefit at any time during that time period. Included in accrued expenses and other current liabilities is $38.3 million representing the Company’s portion of the proposed settlement.

On April 30, 2003, the court overseeing the proposed class action settlement held a hearing, at which lawyers for the settling plaintiffs, Merck and the Company advised the court that they collectively had agreed to modify the previously filed settlement agreement in certain respects. At the hearing, and at a later hearing, counsel for three of the Company’s clients appeared in order to seek clarification regarding the scope of the settlement and their rights thereunder. Since the April 30 hearing, the settling parties have amended the settlement agreement to reflect the changes discussed at those hearings and in other respects, including a revised definition of the settlement class. The amendments do not change the amount of cash compensation or the provisions relating to the business practices that the Company agreed to continue or modify under the original agreement.

On July 31, 2003, the court granted preliminary approval to the settlement. The class member plans will have the opportunity to participate in or opt out of the settlement. The court has scheduled a hearing to occur on December 11, 2003, for the purpose of determining, among other things, whether the settlement should be finally approved. The settlement becomes final only if and when the court grants final approval and all appeals have been exhausted. One of the initial plaintiffs in the lawsuits is expected to oppose the settlement.

Similar complaints against the Company and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

action complaint against Merck and the Company has been filed by trustees of another benefit plan in the U.S. District Court for the Northern District of California. These cases have been transferred and consolidated in the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

In June 2002, a lawsuit captioned Miles v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of California against Merck and the Company. The complaint is based on similar factual allegations as the ERISA cases above with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and the Company. The Miles case was removed to the U.S. District Court for the Southern District of California and, pursuant to the Multidistrict Litigation order discussed above, was later transferred to the Southern District of New York and consolidated with the ERISA cases pending against Merck and the Company in that court.

In August 2002, a lawsuit based on similar allegations, captioned City of Atlantic City v. Medco Health Solutions, Inc. et. al., was filed against the Company in New Jersey state court. The theory of liability in the City of Atlantic City case was based on the New Jersey Consumer Fraud Act. The plaintiff, which purported to represent a class of similarly-situated non-ERISA plans, sought compensatory and treble damages. The New Jersey court dismissed this case without prejudice on January 27, 2003.

In October 2002, the Company filed a declaratory judgment action, captioned Medco Heath Solutions, Inc. v. West Virginia Public Employees Insurance Agency, in the Circuit Court of Kanawha County, West Virginia, asserting the Company’s right to certain cost savings under the Company’s agreement with the West Virginia Public Employees Insurance Agency, or PEIA. In November 2002, the State of West Virginia and PEIA filed suit against Merck and the Company in the same court based on similar allegations as the ERISA cases above, and on alleged representations made during contract negotiations. This action is premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, fraud and breach of contract. West Virginia and PEIA seek civil penalties, compensatory and punitive damages, and injunctive relief. In March 2003, in the declaratory judgment action, PEIA and the State of West Virginia, which was joined as a party, filed a counterclaim and third party complaint against the Company that raised the same allegations they asserted in their November 2002 action described above. The Company has filed a motion to dismiss the November 2002 action filed by the State of West Virginia and PEIA. The Company has also filed a motion to dismiss the counterclaim and third-party complaint filed by the State of West Virginia and PEIA in the Company’s October 2002 declaratory judgment action.

In March 2003, a lawsuit captioned American Federation of State, County and Municipal Employees v. AdvancePCS et. al., based on similar allegations, was filed against the Company, and other major pharmacy benefit managers in Superior Court of California. The theory of liability in this action is based on the California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of itself, California non-ERISA health plans, and all individual participants in such plans, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by the Company. In May 2003, the defendant PBMs requested that the court dismiss the action.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

In April 2003, one of the Company’s clients filed an action in the federal district court for the Eastern District of Missouri, alleging, among other things, that the Company breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with the Company, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, rescission and restitution of revenues that were allegedly improperly received by the Company. On June 20, 2003, the Judicial Panel on Multidistrict Litigation conditionally transferred this action to the Southern District of New York to be consolidated with the ERISA cases pending against us in that court. The client is opposing the transfer.

In July 2003, the Company’s former client CareFirst Blue Cross/Blue Shield filed a complaint in New Jersey state court, asserting claims for violation of fiduciary duty under state law, breach of contract, negligent misrepresentation, unjust enrichment, violations of certain District of Columbia laws regarding consumer protection and restraint of trade, and violation of a New Jersey law prohibiting racketeering. The plaintiff demands compensatory damages, punitive damages, treble damages for certain claims, and restitution. The Company intends to vigorously defend against all claims alleged in the complaint.

In connection with the Company’s spin-off from Merck, the Company will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. The Company has denied all allegations of wrongdoing and is vigorously defending these claims, although the Company has proposed to settle some of these claims as described above and the Company may in the future decide to settle others. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect the Company’s ability to obtain rebates that are essential to the Company’s profitability and could materially limit the Company’s business practices. For these reasons, an adverse determination in these lawsuits could have a material adverse effect on the Company’s business, profitability, liquidity and growth prospects.

On June 23, 2003, the U.S. Attorney’s office for the Eastern District of Pennsylvania filed a notice of intervention with respect to two pending qui tam, or whistleblower, complaints filed in February 2000 under the federal False Claims Act and similar state laws in the U.S. District Court for the Eastern District of Pennsylvania. The government’s notice of intervention is limited to claims relating to the False Claims Act arising out of the Company’s contract with the Blue Cross and Blue Shield Association, or BCBSA, to provide home delivery prescription drug benefits to federal employees, retirees and their families. In a related news release, the U.S. Attorney’s office for the Eastern District of Pennsylvania stated that according to the qui tam complaints, the Company allegedly canceled home delivery prescriptions that could not be filled or mailed in time, underfilled prescriptions, changed prescriptions based upon misleading or false information, made false statements to the BCBSA, induced physicians to engage in inappropriate therapeutic interchanges, favored Merck drugs, failed to comply with applicable state laws regulating procedures intended to prevent harmful drug interactions, fabricated records of calls by pharmacists to physicians, and did not call physicians as required by law when a prescription was ambiguous. The government’s notice of intervention states that the government will file its own complaint by September 30, 2003. The government’s complaint may assert additional allegations or claims under other statutes or common law. The Company intends to vigorously defend against all claims alleged in the complaints described above.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Since 1998, the Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, the Company received a subpoena seeking documents and information related to various aspects of the Company’s business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies as well as PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which the Company has agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with the Company.

On April 16, 2003, the Company received a letter from the Office of the Maine Attorney General seeking information concerning the Company’s pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and the Company has been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices. In addition, in June 2001, the State Attorney General’s Office of Tennessee requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

The Company has complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of the Company’s business and the contributions the Company makes to improve the quality and affordability of health care, and the Company is cooperating with Maine and the other states to provide them with more information about the Company’s business practices. The Company believes that the Company’s programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints and the government’s notice of intervention, the states’ request for information or other similar actions is uncertain. The qui tam lawsuits and government intervention are at a very early stage, and the Company is unable to predict what allegations the government may pursue, whether additional claims and actions (including actions seeking injunctive relief) will be asserted or the total relief (including damages and, possibly, fines) that will be sought. An adverse outcome or result in any of these proceedings could result in material fines and damages, material changes to the Company’s business practices, loss of (or litigation with) clients and other penalties and could have a material adverse effect on the Company’s business, financial condition and operating results.

There remain approximately 100 separate lawsuits, to which the Company is a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and other major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that the Company knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin the Company from future violations of the Robinson-Patman Act. The Company may settle these cases, but it intends to defend vigorously any cases it is unable to settle on favorable terms. However, any adverse judgment or injunction could significantly limit the Company’s ability to

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

obtain discounts and rebates that are essential to the Company’s profitability. In connection with the Company’s spin-off from Merck, Merck has agreed to indemnify the Company for substantially all monetary liabilities related to these lawsuits.

In May 2002, a lawsuit captioned Kessler v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of New Jersey. The plaintiff purports to represent a member class claiming that the Company improperly classified Tamoxifen as a brand name drug, resulting in a higher co-payment for members. The complaint alleges that the Company’s classification of Tamoxifen as a brand name drug violates the New Jersey Consumer Fraud Act, and through higher co-payments and prices the Company has been unjustly enriched. The plaintiff demands that the Company pay treble damages and turn over any unlawfully obtained profits to a trust. The plaintiff also seeks a permanent injunction and punitive damages. In December 2002, a putative class action lawsuit containing substantially similar allegations to the Kessler case, captioned Smith v. Medco Health Solutions, Inc., was filed in the Superior Court of New Jersey. In June 2003, a putative class action lawsuit containing substantially similar allegations, captioned Del Greco v. Medco Health Solutions, Inc., was filed in the U.S. District Court for the Southern District of New York. The plaintiff in this action, however, asserts that the Company’s alleged misclassification of Tamoxifen improperly denied plan benefits and breached an alleged fiduciary duty under ERISA. The plaintiff demands that the Company pay damages, disgorgement and/or restitution, and seeks injunctive relief. The Company intends to vigorously defend these claims. The amount of damages sought is not specified and could be material.

The Company and Merck are named as defendants in a number of purported class action lawsuits all relating to the Company’s revenue recognition practices for retail co-payments paid by members of plans for which the Company provides pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and the Company and certain of the Company’s officers and directors relating to the Company’s revenue recognition practices for retail co-payments, rebates received by the Company, and the Company’s independent status. The Company and Merck have filed a motion to dismiss these lawsuits. Although Merck has agreed to indemnify the Company for a significant portion of any damages or settlement payments in connection with this litigation, the Company could be liable for a material amount of any damages or settlement payments.

On July 31, 2003, a shareholders derivative complaint was filed in federal court in the District of New Jersey against the Company and Merck, certain of the Company’s officers and directors, and Arthur Andersen LLP. The lawsuit is based on allegations relating to the Company’s revenue recognition practices for retail co-payments and further alleges that certain individual defendants breached their fiduciary duty by failing to prevent such practices from occurring and also failing to prevent the conduct at issue in the Gruer complaint and related actions, the antitrust claims pending in the Northern District of Illinois, and the qui tam actions in which the U.S. Attorney’s office for the Eastern District of Pennsylvania has filed notice to intervene, each of which is described above. The complaint seeks monetary damages from Merck and the Company in an unspecified amount as well as injunctive and other relief.

In April 2003, the Company received a letter from a former client alleging that the Company breached its contract with respect to certain pricing guarantees and prescription dispensing fees. The Company is presently discussing the matter with its former client. The former client has filed a complaint against the Company but the complaint has not been served.

MERCK-MEDCO MANAGED CARE, L.L.C.

(THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29, 2001

The Company has standard operating procedures and controls designed to enhance operating efficiencies and assist in ensuring compliance with existing contractual requirements and state and federal law, and it monitors and audits its adherence to those procedures and controls. As a result of its internal review processes, the Company has become aware that certain employees at some of its pharmacies did not follow certain of the Company’s procedures and controls with respect to the turnaround time between the receipt and processing of prescriptions. The Company believes it has taken appropriate corrective and disciplinary actions. The Company has recently commenced, with the assistance of outside counsel, an internal review of all its significant home delivery pharmacy practices and will conduct similar reviews from time to time in the future. Based upon the Company’s review to

F-27.1

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

date of the first quarter of 2003, while the turnaround times between receipt and processing of less than one-half of one percent of home delivery prescriptions at the pharmacies reviewed were not recorded in accordance with the Company’s standard operating procedures and controls, management believes that these actions did not result in any material violations of any contract or applicable law. Nevertheless, the review is ongoing and a determination that any such violations occurred could adversely impact existing governmental or legal proceedings or otherwise have a material adverse effect on the Company’s business, financial condition or profitability.

In addition, the Company is involved in various claims and legal proceedings of a nature considered normal to the Company’s business, principally employment and commercial matters. While the range of loss for the unresolved matters above is not subject to reasonable estimation and it is not feasible to predict or determine the final outcome of all of the above proceedings, management does not believe that they would result in a material adverse effect on the Company’s financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company’s assumptions or its strategies related to these proceedings.

10.    STOCK BASED COMPENSATION

Stock Option Plans

The Company’s employees participate in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Options generally fully vest in 3 to 5 years and expire within 5 to 10 years from the date of grant.

Merck stock options granted to the Company’s employees prior to February 26, 2002 and some of the Merck stock options granted on or after February 26, 2002 are expected to remain Merck options and will not be dilutive to the Company’s earnings per share. Most of the Merck stock options granted to the Company’s employees on or after February 26, 2002 are expected to be converted into Medco Health options, which may have a dilutive effect on the Company’s fully diluted earnings per share going forward.

In February 2003, the Company communicated to employees an expected option grant of Company stock contingent upon the separation from Merck. The grant is expected to take place at the time of the distribution, and will be set at an option price equal to the market value of Company stock on the ultimate date of grant, to be determined by a methodology established by the Board of Directors. The stock option grant is expected to vest equally in three annual installments, with the first annual installment beginning on the later of February 28, 2004 or full separation. The 6.5 million shares in this grant were determined based on a percentage of the expected 270 million shares of Company stock outstanding after the separation. The stock option grant of Company stock may be adjusted by the Board of Directors based on the actual shares of Company stock outstanding after the separation.

In addition, some of the Company’s employees continue to hold stock options granted under the Medco Containment Services, Inc. stock option plan and plans of companies acquired by the Company, including Medical Marketing Group, Inc., ProVantage and Systemed, Inc. (“Acquired Company Plans”). These options were all converted to options to purchase Merck common stock. The outstanding stock options held by employees of the Company under the Acquired Company Plans will remain options for Merck stock and thus will not be dilutive to the Company’s earnings per share.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Summarized information related to stock options held by the Company’s employees (shares of Merck in thousands) is as follows:

	Number of Shares	Average Price (1)
Outstanding at December 25, 1999	32,497.3	$43.07
Granted	7,240.4	$69.86
Exercised	(7,229.5)	$24.77
Forfeited	(1,688.7)	$63.39
Equivalent options assumed	131.0	$77.17

Outstanding at December 30, 2000	30,950.5	$52.65
Granted	7,895.1	$78.43
Exercised	(1,988.8)	$31.32
Forfeited	(1,437.8)	$75.97

Outstanding at December 29, 2001	35,419.0	$58.65
Granted	6,269.3	$59.64
Exercised	(1,977.7)	$31.57
Forfeited	(1,923.6)	$68.91

Outstanding at December 28, 2002	37,787.0	$59.71

(1)	Weighted average exercise price.

Merck stock options outstanding at December 28, 2002 included 5.2 million shares, at an average exercise price of $60.24, that are expected to be converted into Medco Health options on the date of the spin-off. The stock options were not exercisable as of December 28, 2002. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the spin-off.

The number of shares and average price of options exercisable at fiscal year end 2000, 2001 and 2002 were 8.7 million shares at $27.07, 11.4 million shares at $34.90, and 14.3 million shares at $43.75, respectively.

Summarized information about stock options outstanding and exercisable at December 28, 2002 (shares of Merck in thousands) is as follows:

Exercise Price Range	Outstanding			Exercisable
	Number of Shares	Average Life(1)	Average Price(2)	Number of Shares	Average Price(2)
Under $15	3,287.4	4.93	$13.32	3,287.4	$13.32
$15 to $25	1,206.5	4.30	$19.20	1,206.5	$19.20
$25 to $40	2,003.4	3.28	$33.19	2,003.4	$33.19
$40 to $50	2,837.8	4.42	$48.21	2,518.3	$48.36
$50 to $65	10,997.8	6.13	$60.34	1,742.5	$57.83
$65 to $80	12,210.7	6.04	$72.59	2,690.5	$72.30
Over $80	5,243.4	5.30	$83.14	896.6	$86.04

Total shares	37,787.0			14,345.2

(1)	Weighted average contractual life remaining in years.
(2)	Weighted average exercise price.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Employee Stock Purchase Plan

The Company’s employees participate in an employee stock purchase plan (“ESPP”) sponsored by Medco Health whereby certain employees of Medco Health are permitted to purchase shares of Merck stock at a discount to market price. The plan is expected to terminate at the end of the second quarter 2003 purchase period. Following the distribution, it is anticipated that the Company will adopt a substantially similar plan to purchase the Company’s common stock.

Under the terms of the ESPP, eligible employees may have up to 10% of gross pay deducted from their accumulated payroll to purchase shares of Merck common stock at 85% of the fair market value of a share of Merck stock on the last day of trading each calendar quarter. Purchases of Merck stock under the ESPP were 0.2 million in 2000, 0.2 million in 2001 and 0.3 million in 2002, and are not dilutive to the Company’s earnings. The Merck shares purchased under the ESPP in 2000, 2001 and 2002 were at a weighted average price of $74.12, $66.02 and $52.62, respectively. Had the Company applied the fair value recognition provisions of SFAS No. 123 to the ESPP, net income would have been reduced by $1.2 million in 2000, $1.4 million in 2001 and $1.3 million in 2002.

11.    RELATIONSHIP WITH MERCK

The Company’s revenue from sales to Merck for PBM and other services was $72.9 million in fiscal 2000, $99.9 million in fiscal 2001 and $115.2 million in fiscal 2002.

In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to product net revenues is included in cost of product net revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of product net revenues based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of product net revenues ($ in millions):

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Cost of inventory purchased from Merck	$1,106.4	$1,344.7	$1,415.0
Gross rebates recorded from Merck	$(350.5)	$(439.4)	$(443.9)

The Company’s historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck considered these allocations to be reasonable reflections of the utilization of services provided. These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Costs allocated by or charged by Merck to the Company for services performed by Merck on behalf of the Company totaled $25.4 million in fiscal 2000, $26.4 million in fiscal 2001 and $27.4 million in fiscal 2002.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

By the end of the second quarter of 2003, the Company is expecting to have assumed responsibility for substantially all of these services and related expenses. The Company expects the total cost of these services to aggregate approximately $35 million (unaudited) to $40 million (unaudited) in 2003, including a charge from Merck of $0.4 million (unaudited) and approximately $40 million (unaudited) to $45 million (unaudited) in 2004. In addition, during 2002 the Company incurred $7.7 million of one-time costs associated with its transition to operating as a separate company and expects to incur $2 million (unaudited) in 2003. These one-time costs are associated with systems implementation and conversion, the change of the Company’s corporate name and other similar matters.

There are eight principal types of intercompany transactions recorded in the Company’s intercompany account with Merck which are reflected as equity transactions as if settled in cash: (1) cash collections from the Company’s operations that are deposited into Merck’s bank accounts, (2) cash borrowings from Merck which are used to fund operations, (3) purchases of inventory from Merck, (4) rebates recorded from Merck, (5) credits to Merck’s account for the Company’s taxes on income, (6) allocations of corporate expenses and charges, (7) sales by the Company to Merck for PBM and other services and (8) dividends declared by the Company to Merck. Dividends credited to Merck’s account were $400 million for each of the fiscal years 2000 and 2001. Cash collections include all cash receipts required to be deposited into the intercompany account as part of the Merck cash concentration system. Cash borrowings made by the Company from the Merck cash concentration system are used to fund operating expenses. Under the terms of the master separation and distribution agreement with Merck, the net amount due from Merck at December 29, 2001 has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from transactions subsequent to that date are recorded within “Due from Merck, net” as these amounts will be settled in cash.

Merck has historically provided credit support arrangements and guarantees for the Company’s performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, the Company will use commercially reasonable efforts to cause Merck to be released from those obligations. The Company does not expect the assumption of these arrangements and guarantees to have a material impact on its results of operations, cash flows or financial position.

Effective in July, 2002, the Company entered into a managed care agreement with Merck, which includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

In conjunction with the spin-off, the Company expects to enter into a series of agreements, such as an amended and restated managed care agreement, a master separation and distribution agreement, an indemnification and insurance agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between the two companies going forward.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(Dollars in millions)

Allowance for Doubtful Accounts Receivable:

	Balance at Beginning of Period	Provisions	Write-offs (1)	Other		Balance at End of Period
Fiscal Year Ended December 30, 2000	$8.2	$0.4	$(1.1)	$1.2	(2)	$8.7
Fiscal Year Ended December 29, 2001	$8.7	$0.3	$(1.7)			$7.3
Fiscal Year Ended December 28, 2002	$7.3	$1.0	$(1.8)			$6.5

(1)	Uncollectible accounts, net of recoveries.
(2)	Represents the opening balance sheet allowance at the time of the acquisition of ProVantage.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)

ASSETS	December 28, 2002	March 29, 2003
Current assets:
Cash and cash equivalents	$14.4	$7.7
Short-term investments	72.5	68.7
Accounts receivable, net	1,562.2	1,531.1
Due from Merck, net	231.8	718.6
Inventories, net	1,062.7	932.6
Prepaid expenses and other current assets	69.7	70.8
Deferred tax assets	213.1	238.5

Total current assets	3,226.4	3,568.0
Property and equipment, net	842.9	816.2
Goodwill, net	3,310.2	3,310.2
Intangible assets, net	2,414.8	2,391.3
Other noncurrent assets	128.2	132.0

Total assets	$9,922.5	$10,217.7

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Claims and other accounts payable	$1,718.3	$1,959.7
Accrued expenses and other current liabilities	336.6	299.2

Total current liabilities	2,054.9	2,258.9
Deferred tax liabilities	1,197.7	1,182.2
Other noncurrent liabilities	34.3	39.0

Total liabilities	3,286.9	3,480.1

Commitments and contingencies (see Note 6)
Stockholder’s equity:
Common stock, par value $0.01—authorized: 1,000,000,000 shares; issued and outstanding: 270,000,000 shares	2.7	2.7
Preferred stock, par value $0.01—authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Accumulated other comprehensive income	0.1	0.1
Additional paid-in capital	6,386.9	6,386.9
Retained earnings	245.9	347.9

Total stockholder’s equity	6,635.6	6,737.6

Total liabilities and stockholder’s equity	$9,922.5	$10,217.7

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In millions, except for share data)

	Quarter Ended
	March 30, 2002	March 29, 2003
Product net revenues (Includes retail co-payments of $1,640 in 2002 and $1,677 in 2003)	$7,929.0	$8,237.9
Service revenues	87.1	96.2

Total net revenues	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues (Includes retail co-payments of $1,640 in 2002 and $1,677 in 2003)	7,713.8	7,939.5
Cost of service revenues	44.0	45.1

Total cost of revenues (See Note 7 for a description of transactions with Merck)	7,757.8	7,984.6

Selling, general and administrative expenses	135.2	163.0
Amortization of intangibles	21.2	23.6
Other (income) expense, net	(0.8)	(11.7)

Total cost of operations	7,913.4	8,159.5

Income before provision for income taxes	102.7	174.6
Provision for income taxes	43.1	72.6

Net income	$59.6	$102.0

Basic and diluted earnings per share	$0.22	$0.38

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(In millions, except for share data)

	Total Stockholder’s Equity	$0.01 par value Common Stock	Accumulated Other Comprehensive Income	Additional Paid-in Capital	Retained Earnings
Balances at December 28, 2002	$6,635.6	$2.7	$0.1	$6,386.9	$245.9
Net income	102.0	—	—	—	102.0

Balances at March 29, 2003	$6,737.6	$2.7	$0.1	$6,386.9	$347.9

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Quarter Ended
	March 30, 2002	March 29, 2003
Cash flows from operating activities:
Net income	$59.6	$102.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	38.2	46.1
Amortization of intangibles	21.2	23.6
Deferred income taxes	(36.3)	(40.9)
Other	9.6	11.2
Net changes in assets and liabilities:
Accounts receivable	(104.2)	30.6
Inventories	334.8	130.1
Other noncurrent assets	13.9	0.8
Current liabilities	196.2	209.8
Other noncurrent liabilities	0.6	4.7
Other	(18.7)	(1.3)

Net cash provided by operating activities	514.9	516.7

Cash flows from investing activities:
Capital expenditures	(66.7)	(34.3)
Purchases of securities and other investments	(62.2)	(13.1)
Proceeds from sale of securities and other investments	59.6	10.8

Net cash used by investing activities	(69.3)	(36.6)

Cash flows from financing activities:
Intercompany transfer to Merck, net	(449.6)	(486.8)

Net cash used by financing activities	(449.6)	(486.8)

Net decrease in cash and cash equivalents	(4.0)	(6.7)
Cash and cash equivalents at beginning of period	16.3	14.4

Cash and cash equivalents at end of period	$12.3	$7.7

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended March 29, 2003

1.    BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are unaudited and the December 28, 2002 amounts are from the audited consolidated financial statements included elsewhere in this prospectus. In the Company’s opinion, all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. Certain information and disclosures required by accounting principles generally accepted in the United States of America for complete consolidated financial statements are not included herein. The interim statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 28, 2002, which appear elsewhere in this prospectus.

On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck is taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liabilities for income taxes being reflected in “Due from Merck, net”. The Company expects to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted this standard on January 1, 2003, and it did not have a material impact on the Company’s results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The Company has determined that the guarantees offered to clients are outside the scope of FIN 45, as these guarantees relate to the Company’s future performance under contractual agreements with clients. As such, adoption of FIN 45 did not have a material impact on the Company’s results of operations, cash flows or financial position.

2.    ACCOUNTS RECEIVABLE

As of December 28, 2002 and March 29, 2003, accounts receivable included unbilled receivables from clients and manufacturers of $1,265.6 million and $1,883.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are generally billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $6.5 million and $6.7 million at December 28, 2002 and March 29, 2003, respectively.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

3.    INVENTORIES

Inventories in the Company’s home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

4.    INTANGIBLE ASSETS

Intangible assets, principally comprised of customer relationships, are as follows at December 28, 2002 and March 29, 2003 ($ in millions):

	December 28, 2002	March 29, 2003
Cost	$3,172.2	$3,172.2
Less accumulated amortization	(757.4)	(780.9)

	$2,414.8	$2,391.3

During the first quarter of 2002, intangible assets associated with the acquisition of the Company by Merck in 1993 were amortized on a straight-line basis over a weighted average useful life of 38 years. During the first quarter of 2003, the Company performed a re-evaluation of the useful life of the intangible assets. As a result of historical turnover and expected losses of clients that were in the customer base in 1993, the weighted average useful life was revised to 35 years effective as of December 29, 2002. The change in useful life resulted in an additional $2.3 million of amortization expense in the first quarter of 2003, with the annual amortization expense increasing by approximately $9 million.

5.    STOCK-BASED COMPENSATION

Employee stock-based compensation is recognized using the intrinsic value method. Generally, employee stock options are granted to purchase shares of Merck stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the stock-based compensation plans.

The effect on net income and earnings per common share if the Company had applied the fair value method for recognizing employee stock-based compensation to the Merck stock options and the employee stock purchase plan is as follows ($ in millions, except per share data):

	Quarter Ended
	March 30, 2002	March 29, 2003
Net income, as reported	$59.6	$102.0
Compensation expense, SFAS No. 123, net of tax	18.3	15.3

Pro forma net income	$41.3	$ 86.7

Earnings per common share:
Basic—as reported	$0.22	$0.38
Basic—pro forma	$0.15	$0.32

Certain Merck stock options granted to Company employees in 2002 and 2003 are expected to convert to Medco Health options in conjunction with the spin-off from Merck, which may have a dilutive effect on Company’s fully diluted earnings per share going forward. In addition, during the quarter

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

ended March 29, 2003, the Company communicated to employees an expected option grant of Company stock contingent upon the separation from Merck. The 6.5 million shares in this grant were determined based on a percentage of the expected 270 million shares of Company stock outstanding after the separation. The grant will be made at an exercise price equal to the market price of Company stock on the ultimate date of grant. As the date of the grant has not yet been determined, there is no pro forma compensation expense for the quarter ended March 29, 2003. The stock option grant of Company stock may be adjusted by the Board of Directors based on the actual shares of Company stock outstanding after the separation.

6.    COMMITMENTS AND CONTINGENCIES

As disclosed in Note 9 of the audited consolidated financial statements included elsewhere in this prospectus, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including a few cases in which substantial amounts of damages are sought.

Although it is not feasible to predict or determine the final outcome of the above proceedings, management does not believe that they will result in a material adverse effect on the Company’s financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company’s assumptions or its strategies related to these proceedings.

7.    RELATIONSHIP WITH MERCK

The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges, cash borrowings to be used in operations as necessary, purchases of inventory, recording of rebates, and charges for taxes paid by Merck on the Company’s income. The net amount due from Merck as of December 29, 2001 has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from the transactions subsequent to that date are recorded within “Due from Merck, net” as these amounts will be settled in cash.

The Company’s revenue from sales to Merck for pharmacy benefit management and other services was $28.3 million in the quarter ended March 30, 2002 and $28.4 million in the quarter ended March 29, 2003.

In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to product net revenues is included in cost of product net revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of product net revenues based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of product net revenues ($ in millions):

	Quarter Ended
	March 30, 2002	March 29, 2003
Cost of inventory purchased from Merck	$354.7	$354.2
Gross rebates received from Merck	$(115.6)	$(110.6)

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

The Company’s historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. By the end of the second quarter of 2003, the Company is expecting to have assumed responsibility for substantially all of these services and their related expenses. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $0.4 million in the quarter ended March 29, 2003 and $6.9 million in the quarter ended March 30, 2002.

On May 28, 2003, the Company and Merck entered into an amended and restated managed care agreement, which was further amended on July 23, 2003. The amended and restated managed care agreement, as amended, includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, terms related to formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

8.    SUBSEQUENT EVENT

PROPOSED SPIN-OFF—On April 22, 2003, Merck announced its plan to spin-off 100% of the shares of Medco in a tax-free distribution to its stockholders, subject to the satisfaction of certain conditions, including receipt of a favorable tax ruling.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                 , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

$500,000,000

Medco Health

Solutions, Inc.

       % Senior Notes due 2013

Goldman, Sachs & Co.

JPMorgan

Citigroup

Banc One Capital Markets, Inc.

Wachovia Securities

Fleet Securities, Inc.

Scotia Capital

McDonald Investments Inc.

PNC Capital Markets, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth expenses and costs payable by Medco Health Solutions, Inc. (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission’s registration fee.

Amount
SEC registration fee under Securities Act	$92,000
NYSE fees	$10,000
Legal fees and expenses	$665,000
Accounting fees and expenses	$200,000
Printing and engraving expenses	$450,000
Advisory fees	$100,000
Trustee fees	$15,000

Total	$1,532,000

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee of or agent to the corporation (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our bylaws and our certificate of incorporation require us to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or serves or served at the request of the Company as a director or officer of another enterprise.

As permitted by section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Additionally, reference is made to the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for indemnification by our Underwriters of the registrant, our directors and officers who sign the registration statement and persons who control us, under certain circumstances.

Item 15.    Recent Sales of Unregistered Securities.

On May 21, 2002, the Registrant’s predecessor, Merck-Medco Managed Care, L.L.C., a Delaware limited liability company wholly owned by Merck & Co., Inc. (“Merck”), converted to a Delaware corporation pursuant to section 265 of the Delaware General Corporation Law (the “Conversion”). The Registrant subsequently changed its name to Medco Health Solutions, Inc. In connection with the Conversion, the Registrant issued to Merck 270,000,000 shares of its common stock, $0.01 par value, in exchange for Merck’s entire membership interest in the Registrant as a limited liability company.

Item 16.    Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement*

2.1	Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form 10 (No.1-31312))*

3.1	Form of Second Amended and Restated Certificate of Incorporation of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

3.2	Form of Amended and Restated Bylaws of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

4.1	Form of Indenture between the Registrant and U.S. Bank Trust National Association, as Trustee*

4.2	Form of % Senior Notes Due 2013*

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the notes being registered*

10.1	Medco Health Solutions, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.2	Medco Health Solutions, Inc. 2002 Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.3	Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant, dated as of November 11, 1998 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (No. 333-86392))*†

10.4	Amendments to Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*†

Exhibit Number	Exhibit Description

10.5(a)	Amended and Restated Managed Care Agreement between Merck & Co., Inc. and the Registrant, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.5(a) to the Registrant’s Registration Statement on Form 10 (No. 1-31312))**

(b)	Amendment No. 1, dated July 23, 2003, to Amended and Restated Managed Care Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.5(b) to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.6	Form of Indemnification and Insurance Matters Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.7	Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.8	Patient Assistance Program Agreement between Merck & Co., Inc., Merck Patient Assistance Program, Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.9	e-Health Services Agreement between Merck & Co. Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.10	Point of Care Data Services Agreement between Merck & Co., Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.11	Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.12	Employee Matters Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.13	Conditions of Employment of Richard T. Clark, dated as of August 14, 1972, and Amendment to Conditions of Employment, dated as of January 29, 1999 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.14	Employment Agreement with David B. Snow, Jr., dated as of March 17, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.15	Key Employee Agreement of Timothy C. Wentworth, dated as of December 10, 1998, (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.16	Key Employee Agreement of Sandra E. Peterson, dated as of December 21, 1998 (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.17	Key Employee Agreement of Arthur H. Nardin, dated as of July 7, 1988 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

Exhibit Number	Exhibit Description

10.18	Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated as of May 24, 1993 (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.19	Form of Credit Agreement to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.20	Form of Receivables Purchase and Contribution Agreement, to be entered into among Registrant, as seller, and Medco Health Receivables, LLC, as buyer (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.21	Form of Receivables Purchase Agreement, to be entered into among Medco Health Receivables, LLC, the financial institutions and commercial paper conduits party thereto and Citicorp North America, Inc., as administrative agent (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

12.1	Statement of Consolidated Ratio of Earnings to Fixed Charges

16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated as of April 17, 2002 (incorporated by reference to Exhibit 16.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

23.1	Consent of PricewaterhouseCoopers LLP, dated August 6, 2003

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page to Registration Statement)*

24.2	Power of Attorney*

24.3	Power of Attorney*

25.1	Statement of Eligibility of U.S. Bank Trust National Association, as Trustee under the indenture*

99.1	Consent of Howard W. Barker, Jr. (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.2	Consent of John L. Cassis (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.3	Consent of Michael Goldstein (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.4	Consent of Lawrence S. Lewin (incorporated by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.5	Consent of Edward H. Shortliffe, M.D., Ph.D. (incorporated by reference to Exhibit 99.6 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.6	Consent of Brian L. Strom, M.D., M.P.H. (incorporated by reference to Exhibit 99.7 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.7	Consent of Blenda J. Wilson, Ph.D. (incorporated by reference to Exhibit 99.8 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

*	Previously filed.
**	Previously filed as Exhibit 10.5.
†	Confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 9 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Franklin Lakes, State of New Jersey, on August 6, 2003.

MEDCO HEALTH SOLUTIONS, INC.

By:                  /S/    DAVID S. MACHLOWITZ

David S. Machlowitz

Senior Vice President,

General Counsel and

Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 9 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David B. Snow, Jr	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 6, 2003

* JoAnn A. Reed	Chief Financial Officer and Senior Vice President, Finance (Principal Financial Officer)	August 6, 2003

* Richard J. Rubino	Vice President and Controller (Principal Accounting Officer)	August 6, 2003

* Richard T. Clark	Director	August 6, 2003

* Kenneth C. Frazier	Director	August 6, 2003

* Judy C. Lewent	Director	August 6, 2003

*By: /S/ DAVID S. MACHLOWITZ David S. Machlowitz Attorney-in-Fact		August 6, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement*

2.1	Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

3.1	Form of Second Amended and Restated Certificate of Incorporation of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

3.2	Form of Amended and Restated Bylaws of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

4.1	Form of Indenture between the Registrant and U.S. Bank Trust National Association, as Trustee*

4.2	Form of % Senior Notes Due 2013*

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the notes being registered*

10.1	Medco Health Solutions, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.2	Medco Health Solutions, Inc. 2002 Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.3	Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant, dated as of November 11, 1998 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (No. 333-86392))*†

10.4	Amendments to Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*†

10.5(a)	Amended and Restated Managed Care Agreement between Merck & Co., Inc. and the Registrant, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.5(a) to the Registrant’s Registration Statement on Form 10 (No. 1-31312))**

(b)	Amendment No. 1, dated July 23, 2003, to Amended and Restated Managed Care Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.5(b) to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.6	Form of Indemnification and Insurance Matters Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.7	Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.8	Patient Assistance Program Agreement between Merck & Co., Inc., Merck Patient Assistance Program, Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.9	e-Health Services Agreement between Merck & Co. Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

Exhibit Number	Exhibit Description

10.10	Point of Care Data Services Agreement between Merck & Co., Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.11	Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant, dated as of June 28, 2002 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.12	Employee Matters Agreement between Merck & Co., Inc. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.13	Conditions of Employment of Richard T. Clark, dated as of August 14, 1972, and Amendment to Conditions of Employment, dated as of January 29, 1999 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.14	Employment Agreement with David B. Snow, Jr., dated as of March 17, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.15	Key Employee Agreement of Timothy C. Wentworth, dated as of December 10, 1998, (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.16	Key Employee Agreement of Sandra E. Peterson, dated as of December 21, 1998 (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.17	Key Employee Agreement of Arthur H. Nardin, dated as of July 7, 1988 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.18	Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated as of May 24, 1993 (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.19	Form of Credit Agreement to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.20	Form of Receivables Purchase and Contribution Agreement, to be entered into among Registrant, as seller, and Medco Health Receivables, LLC, as buyer (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

10.21	Form of Receivables Purchase Agreement, to be entered into among Medco Health Receivables, LLC, the financial institutions and commercial paper conduits party thereto and Citicorp North America, Inc., as administrative agent (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

12.1	Statement of Consolidated Ratio of Earnings to Fixed Charges

16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated as of April 17, 2002 (incorporated by reference to Exhibit 16.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

23.1	Consent of PricewaterhouseCoopers LLP, dated August 6, 2003

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Exhibit Number	Exhibit Description

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page to Registration Statement)*

24.2	Power of Attorney*

24.3	Power of Attorney*

25.1	Statement of Eligibility of U.S. Bank Trust National Association, as trustee under the indenture*

99.1	Consent of Howard W. Barker, Jr. (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.2	Consent of John L. Cassis (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.3	Consent of Michael Goldstein (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.4	Consent of Lawrence S. Lewin (incorporated by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.5	Consent of Edward H. Shortliffe, M.D., Ph.D. (incorporated by reference to Exhibit 99.6 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.6	Consent of Brian L. Strom, M.D., M.P.H. (incorporated by reference to Exhibit 99.7 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

99.7	Consent of Blenda J. Wilson, Ph.D. (incorporated by reference to Exhibit 99.8 to the Registrant’s Registration Statement on Form 10 (No. 1-31312))*

*	Previously filed.
**	Previously filed as Exhibit 10.5
†	Confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.

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